126

07022964

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Friends Provident

*CURRENT ADDRESS

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34640 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/26/07

Setting new standards

Friends Provident plc Annual Report & Accounts 2006

FRIENDS PROVIDENT

Setting new standards

"Setting our sights still higher, towards the end of 2006 the Board set a new Vision for the Group, which is 'To be the standard by which all other providers are judged'. We believe this properly reflects our desire and determination to take a lead in lifting standards in our industry and so help restore the confidence of consumers."

Sir Adrian Montague, Chairman

Some of the external recognition we received in 2006:

Life Insurer of the Year	Customer Care Award	Life & Pensions	Investments
Overall E-commerce Company of the Year	WINNER Life Protection	WINNER Pensions	Life Assurance Company of the Year
Best Ethical Investment Provider	WINNER Fund Management	Asset Management	Best Investment Trust Group
Group Personal Pensions	Group Stakeholder Pensions	Investment Bonds	Online Finance Awards Best Protection Site (B2B)

Annual Report & Accounts 2006

Business segments financial highlights

UK Life & Pensions

£4,162m
Total new business up 30% (Note 1)

£108m
Contribution to profits from new business up 69%

£315m
EEV underlying profit before tax down 4% (Note 2)

7.9%
Return on embedded value down from 9.4%

Total Life & Pensions

£7,074m
Total new business up 31% (Note 1)

£434m
EEV underlying profit before tax unchanged (Note 2)

9.9%
Return on embedded value down from 11.2%

£204m
Contribution to profits from new business up 42%

£325m
IFRS underlying profit before tax up 136% (Note 3)

£1.8bn
Excess capital resources over requirements unchanged

International Life & Pensions

£2,912m
Total new business up 32% (Note 1)

£96m
Contribution to profits from new business up 20%

£119m
EEV underlying profit before tax up 12% (Note 2)

19.8%
Return on embedded value down from 21.5%

Asset Management*

£248m
Net revenues down 7%

36.5%
Operating margin down from 44.1%

£89m
Underlying profit before tax down 18% (Note 3)

12.8p
Underlying earnings per share down 19% (Note 3)

£104bn
Funds under management down 21%

*F&C Asset Management plc, a 52% owned listed subsidiary

Group financial highlights

Group

£509m EEV underlying profit before tax down 3% Note 2	**£398m** EEV profit before tax down 34%	**16.4p** EEV underlying earnings per share up 1% Note 2	**14.6p** EEV basic earnings per share down 31%
£400m IFRS underlying profit before tax up 79% Note 3	**£491m** IFRS profit before tax from continuing operations up 34%	**17.9p** IFRS underlying earnings per share up 103% Note 3	**13.1p** IFRS basic earnings per share from continuing operations up 108%
7.85p Dividend per share up 2% Note 4	**2.3 times** Dividend cover up from 1.1 times Note 5	**£1.73** Pro forma embedded value per share up 5%	**19.0%** Total Shareholder Return (FTSE 100 14.4%) Note 6

Note 1 New business sales are reported on the Present Value of New Business Premiums (PVNBP) basis which is defined as single premiums plus the expected present value of new business regular premiums.

Note 2 EEV underlying profit/earnings per share is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on Step-up Tier one Insurance Capital Securities (STICS).

Note 3 IFRS underlying profit/earnings per share is based on longer-term investment return and excludes: (i) policyholder tax (ii) returns attributable to minority interests in policyholder funds (iii) non-recurring items (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on Step-up Tier one Insurance Capital Securities (STICS).

Note 4 Dividend per share includes the interim dividend paid in November 2006 and the proposed final dividend payable in May 2007, which is subject to approval at the Annual General Meeting.

Note 5 Dividend cover is based on IFRS underlying profit after tax and minority interests.

Note 6 Total Shareholder Return takes account of share price movements and dividends paid during the year.

Chairman's Statement

I am delighted to report on another year of good progress for the Friends Provident Group. Last year, I pointed to the work we had done in rebalancing and reshaping the Group to enhance our growth prospects. In 2006, we have seen those prospects becoming reality across large parts of our business, and have extended our international reach still further. Our overall strong performance throughout the year is reflected in the financial achievements as presented in this Report & Accounts.

Setting our sights still higher, towards the end of 2006 the Board set a new Vision for the Group, which is 'To be the standard by which all other providers are judged'. We believe this properly reflects our desire and determination to take a lead in lifting standards in our industry and so help restore the confidence of consumers. This is vital. Our industry contributes so much, both to the economy as a whole and to the financial wellbeing of individual families, but needs to do more to earn the trust of those who place their confidence in our hands. Addressing this is rightly a priority, and we intend to be a leading light.

In the UK marketplace, the focus of the media and the Government throughout 2006 has remained on pensions and the various options and opportunities for change. The widespread lack of long-term saving certainly needs to be addressed and we continue to contribute fully and effectively to the developing debate, primarily through the Association of British Insurers. Although the Government is preferring an alternative approach, we believe that the experience and expertise of our industry makes it uniquely placed to partner the Government in any eventual outcome. The increased attention on pensions, coupled with the greater clarity brought about through recent rule changes, has led to more activity generally in this market. As one of the leading providers, we have benefited significantly from this, with pensions accounting for 73% of our total 2006 new business in the UK. Overall, our share of the total UK market has risen to 5.5%, approaching double where we were when we became a listed company in 2001.

Since that time, we have been able to increase the annual dividend for our shareholders every year, in line with our stated policy. For 2006, your Board is recommending a final dividend of 5.2 pence per share which would bring the total dividend to 7.85 pence per share, a 2% increase over 2005. Total Shareholder Return over 2006, which takes account of share price movements as well as dividends, was 19.0% compared with 14.4% for the FTSE 100 Index of leading shares.



There are a number of changes to the Board to report. It is only right to start with the retirement of Keith Satchell who has been a magnificent Group Chief Executive over the past decade, skilfully guiding the Group through the most challenging, yet rewarding period in our long history. I know also that the industry acknowledges the significant contribution he has made, and continues to make, through his chairmanship of the Association of British Insurers, particularly with regard to the ongoing issue of pensions.

In Philip Moore, we have an able successor to Keith, and the Board welcomes his appointment as the new Group Chief Executive. Jim Smart joined the Board in January this year from Boots Group plc and succeeds Philip as Group Finance Director. Alain Grisay became a Board director at the beginning of 2006, succeeding Howard Carter as the Chief Executive of F&C. Howard retired from the Board after the 2006 Annual General Meeting, and two long-serving non-executive directors, Christopher Jemmett and Lord MacGregor, will retire following the 2007 AGM. Finally, we are delighted to welcome formally Sir Mervyn Pedelty as a new non-executive director. On behalf of the Board, it is my pleasure to thank all of these directors, both past and present, for their advice and support to the Friends Provident Group.

This year, our Annual General Meeting is on 24 May 2007. May I encourage all shareholders to vote on the resolutions being put forward at that meeting. I look forward to welcoming those of you who are able to attend in person. Finally, we were delighted to receive such a wealth of positive feedback over the way we restructured our Report & Accounts last year, presenting the detailed information in a more accessible way. We have retained broadly the same structure this year but with further minor improvements, which I trust you find helpful.

Sir Adrian Montague, Chairman

“Last year, I pointed to the work we had done in rebalancing and reshaping the Group to enhance our growth prospects. In 2006, we have seen those prospects becoming reality.”

Group Chief Executive's Review

Let me start my first review as Group Chief Executive by saying how immensely privileged I feel to be given the opportunity to lead this great Company, succeeding Keith Satchell who has been an outstanding chief executive over the past ten years. Under his leadership, the Friends Provident Group has been transformed into one of the acknowledged leaders in our industry, significantly larger than when he took office, and now with much greater potential for further profitable growth.

The Group has continued its strong advance through 2006 and these are some of the most notable highlights:

UK Life & Pensions

- New business profits up by more than two-thirds as a result of record sales
- Cementing our position as one of the top providers of pensions
- Being selected by the John Lewis Partnership to offer life assurance to their customers – the first such retail distribution agreement for us
- Being voted Life Insurer of the Year at the annual British Insurance Awards and retaining our 5 Star service rating for the third consecutive year

International Life & Pensions

- Achieving record sales and significantly increasing the associated profit
- Opening new branch offices in Singapore and Switzerland, extending our international reach
- Successfully entering the pensions market in Germany
- Deepening penetration of existing markets and enhancing diversification of earnings by territory

Asset Management

- Restructuring the way the business is managed and strengthening the investment teams
- Developing new products to build our position in higher margin areas
- Identifying new distribution and growth opportunities
- Making real progress in embedding a performance driven culture

It is evident from these achievements, and from our financial results generally, that the Friends Provident Group has been successfully building momentum ever since our stock market flotation in 2001, accelerating year on year. It led us to announce in 2006 that we aim to grow the value of UK new business at a very challenging rate; also to express our confidence in the continued growth of our International operation and in the successful turn-round of the asset management company, F&C.

This general gathering of pace has characterised 2006 and I am confident that 2007 will see this trend of success continue.



Philip Moore, Group Chief Executive

Philip Moore succeeded Keith Satchell as the Friends Provident Group Chief Executive at the beginning of 2007. Here he gives his views…

…on strategy

Expect no significant change. The strategy we have followed over recent years has proved to be the right one. It has brought us much success and will continue to do so. Although new to the top job, I have worked closely with Keith, the Board and my other management colleagues over the last three years in developing the general direction of the Group and I have every confidence in it.

…on customers

We have to ensure that the interests and expectations of our customers remain at the heart of everything we do. We work in an industry that is often perceived negatively. We must play our part in reversing this perception, because our industry actually does so much good in helping people manage their finances, often at very difficult times in their lives.

…on culture

Friends Provident has a very distinctive culture that benefits our customers and ourselves. It has been created and is sustained by the people who work for us and the talent, innovation and high values we apply to our work. We have a superb team and our good reputation is in safe hands. It is a team that is really making a difference and I am grateful to them all.

…on values

Whether at business or individual level, there is a right and a wrong way to behave, and it matters. We operate to a set of values that not only reflects Friends Provident's unique heritage but also gives us a real competitive advantage today.

…on service

I see service as the end result of everything else we do. It is what distinguishes us from others. It cannot be done well without investing in many things, but at heart, quality of service is a reflection of the quality of the people who deliver it, and our people are very good. What we do is worthwhile. Many rely on us. We must never lose sight of the power of the human touch.

…on style

Everyone is different and that's a good thing. My job is partly to ensure Friends Provident is a place where everyone can realise their full potential for the good of all. We want our people to believe in themselves and in the decisions they make, and even take calculated risks which they feel are appropriate to help us achieve our aim, which is to set new standards in our industry.

…on outlook

I recognise that I am taking over at a very exciting time in the development of the Friends Provident Group. We have three good businesses, albeit that each is at a different stage in its development. But each has real potential, and the marketplaces in which we operate, although still fiercely competitive, are now more positive than they have been over recent times. I confidently expect the Group to go on growing and to do so profitably.



About the Friends Provident Group

Our mission:

To help customers accumulate, manage and protect wealth

- Collect, manage and build assets
- Protect wealth against tax and inflation
- Protect against financial loss through death and ill health
- Protect income

Customer Impact survey


2006
70%
2005
74%

Customers agreeing or strongly agreeing that Friends Provident really cares about customers


2006
78%
2005
88%

Customers agreeing or strongly agreeing that Friends Provident treats customers fairly


2006
83%
2005
89%

Customers agreeing or strongly agreeing that Friends Provident is easy to do business with

Setting new standards

Friends Provident is one of today's leading financial services groups, operating through three distinct businesses – UK Life & Pensions, International Life & Pensions and Asset Management. Each business has a significant presence in their respective markets, with strategies and plans to grow each of them further.

The strong ethical values that underpin our operations can be traced back to our Quaker origins in 1832 and continue to be a clear point of distinction for us today. Our growing reputation for innovative systems supporting unrivalled service is evidenced by the many industry awards we received in 2006, and has led us to create a new Vision for the Group:

To be the standard by which all other providers are judged

Relentless focus on our customers

Across the Group we are investing time, talent and energy into setting new standards for our customers. Two wide-ranging programmes of change are running concurrently, both with ambitions of lifting service to levels that others will find increasingly hard to match.

In F&C Asset Management, our Performance First programme defines top quartile performance standards for every area of activity and sets a clear and measurable framework for progressing towards them. In Life & Pensions, our 6 Star programme is focused on the Vision and is backed by stretching business development and cultural objectives.

We have also signed up to the Customer Impact Scheme, organised by the Association of British Insurers. Companies that commit to this scheme are committing to:

- Developing and promoting products and services that meet the needs of customers
- Providing customers with clear information and good service when they buy products
- Maintaining an appropriate and effective relationship with customers, providing them with good 'after sales' service.

We wholeheartedly support these aims. Several hundred of our customers were interviewed for this scheme in November 2006 and, as in the previous year, eight out of ten of them rated our overall quality of products and services as good or better than good.

Our ratings for customer care, fairness, and how easy it is to do business with us have also been consistently high over the past two years although the declines in 2006 are disappointing. Our commitment to customers was further endorsed at the 2006 British Insurance Awards, at which we won the top award for Customer Care as well as being voted Life Insurer of the Year. We are, however, not complacent. We recognise there is more we can do to meet our commitments and have prepared a separate report explaining more fully our many customer-focused initiatives and the progress we are making, which is available online at www.friendsprovident.com/reports

Group aim and strategies

GROUP STRATEGIES

- Deliver excellent service and performance by putting customers at the centre of what we do
- Build strong relationships with key distributors to secure profitable growth
- Develop our people and culture in line with our values to focus on the customer and enhance our performance
- Apply technology to improve service, enhance distribution and reduce costs
- Grow our business profitably, targeting markets where we can achieve a leading position
- Diversify our business to improve return, improve cash generation and reduce risk concentration

GROUP AIM

Our aim is to grow shareholder value

Total Shareholder Return

2006	Friends Provident	19.0%
	FTSE 100	14.4%
	Sector*	22.4%
2005	Friends Provident	28.4%
	FTSE 100	20.8%
	Sector*	21.7%
2004	Friends Provident	22.6%
	FTSE 100	11.3%
	Sector*	23.3%
2003	Friends Provident	17.0%
	FTSE 100	17.9%
	Sector*	13.7%

*Sector refers to FTSE 350 Life Insurance sector.


Diversification
UK LIFE & PENSIONS STRATEGIES
See page 12
INTERNATIONAL LIFE & PENSIONS STRATEGIES
See page 18
ASSET MANAGEMENT STRATEGIES
See page 24
GROW SHAREHOLDER VALUE

"Our aim and strategies have not changed, nor do they need to. We know that putting our customers first, and serving them well, will also bring the rewards that our shareholders deserve for placing their confidence in us."

Philip Moore



Our three business segments

UK Life & Pensions

FRIENDS PROVIDENT

One of the top ten companies for attracting new business, offering a comprehensive range of protection, pensions and investment products for individuals and corporate clients.

Recent history

- UK Provident, acquired 1986
- NM Group, acquired 1993
- London & Manchester Group, acquired 1998

Staff and key locations

3,600 staff

- Dorking
- Exeter
- London
- Manchester
- Salisbury
- 13 regional offices

International Life & Pensions

FRIENDS PROVIDENT INTERNATIONAL

A major offshore cross-border life company focusing on Asia, the Middle East, Continental Europe and the UK.

LOMBARD

The largest pan-European life assurance company of its kind.

Recent history

Friends Provident International (FPI)
Royal & SunAlliance International Financial Services was acquired by Friends Provident in 2002 and merged with our existing International division.

Lombard
Founded in 1991 and was acquired by Friends Provident in January 2005.

Staff and key locations

FPI
360 staff

- Isle of Man
- Guernsey
- Hong Kong
- Dubai
- Singapore

Lombard
315 staff

- Luxembourg
- Switzerland

Asset Management

F&C

One of the largest asset managers in Europe in terms of funds under management, offering a diverse range of products across all the major asset types.

F&C is a quoted company in its own right and is 52% owned by Friends Provident.

Recent history

F&C Asset Management plc was formed through the merger of ISIS Asset Management and F&C Holdings in 2004.

Previous acquisitions were:

- Ivory & Sime, acquired 1998
- Royal & SunAlliance Investment Management, acquired 2002

Staff and key locations

810 staff

- London
- Dorking
- Amsterdam
- Dublin
- Edinburgh
- Frankfurt
- Lisbon
- Paris
- Geneva
- Boston, USA

Market position

Selectively targeting the market segments most likely to sustain profitable growth. Looking to build on our already strong positions in pensions and protection, and to grow our presence in investments.

2006 new business by product type



Group pensions	55%
Investments	17%
Protection	10%
Individual pensions	12%
Annuities	6%

Distribution

Through Independent Financial Advisers (IFAs), banks, building societies and other strategic partnerships.

Points of distinction

- One of the fastest growing UK life and pensions companies
- Voted 2006 Life Insurer of the Year at the British Insurance Awards
- Five Star ranking for service excellence achieved for three consecutive years (Financial Adviser Practiv Service Awards)
- Reputation for leading-edge technology evidenced through numerous awards
- Values-driven approach to business
- Market leader in retail ethical investments

Market position

FPI
Already holds strong positions in savings and investments. Looking to build our presence in pensions and protection business.

Lombard
Focusing on providing estate and tax planning solutions for High Net Worth Individuals (HNWIs) and ultra-HNWIs.

2006 new business by region *(FPI and Lombard)*



Continental Europe	53%
Asia	18%
UK	12%
Middle East	4%
Rest of World	13%

Distribution

FPI
Primarily via specialist Independent Financial Advisers.

Distribution agreements and strategic partnerships likely to provide an increasing proportion.

Lombard
Partnership approach with:

- Private Banks
- Family Offices
- Specialist IFAs
- Independent Asset Managers

Points of distinction

FPI

- Strong reputation with intermediaries
- Commitment to the international market is a key strand of the Group strategy
- Access to Friends Provident's core single-platform scalable system enabling superior customer service

Lombard

- Superior levels of international fiscal and succession planning expertise and 'private banking' service standards
- Strong relationships with a select number of private banks and specialist advisors, including leading global institutions
- Detailed understanding of the fiscal, legal and cultural realities in each country of operation

Market position

Focusing on the UK and Continental Europe, targeting new business in higher margin areas.

2006 funds under management



Insurance	57%
Institutional	27%
Retail	16%

Distribution

- **UK institutional market:** principally through investment consultants
- **UK retail market:** primarily through IFAs
- **Across Europe:** F&C has developed wholesale and sub-advisory relationships with local partners including Millennium BCP (Portugal), Achmea (The Netherlands), Friends First (Ireland) and MAAF Assurances (France)

Points of distinction

- A major force in the UK investment trust industry
- A leading provider of fund services to the Portuguese and German retail market
- The leading European socially responsible investor
- One of the leading distributors of Venture Capital Trusts
- A major manager of UK commercial property
- Actively engages with companies in which we invest with the goal of enhancing and protecting long-term shareholder value

UK Life & Pensions

Our aim, strategies and risks

STRATEGIES

These are explained in more detail on pages 14 & 15

1. Develop service excellence and leading products to create a positive customer experience
2. Focus on core strategic markets targeting a leading position in these markets
3. Build strong and reliable distribution relationships
4. Apply technology to enhance distribution, improve service and reduce costs
5. Develop our people to enhance our performance and foster a customer focused culture based on common values

OUR AIM

Our aim is to grow profits by increasing our share of selected UK life and pensions markets

New business – *see page 16*

2006	+30%	£4,162m
2005		£3,192m

Contribution from new business – *see page 17*

2006	+69%	£108m
2005		£64m

EEV underlying profit – *see page 17*

2006	-4%	£315m
2005		£328m

Return on embedded value – *see page 17*

2006	-16%	7.9%
2005		9.4%


VALUE OF NEW BUSINESS
MANAGEMENT OF EXISTING BUSINESS
GROW PROFITS

These are explained in more detail on page 15

1. Changes to the distribution landscape
2. Loss of technological leadership
3. Changes in volume or profitability in key market segments
4. Availability of cash or capital
5. Unexpected changes in life expectancy

KEY RISKS



"We have made significant progress in 2006. Our reputation for excellent service has helped us to attract record sales, with our pensions products being the star performers. We are also delighted to have secured further new distribution partners."

Ben Gunn

Our view of the market

A strong stock market performance and the continued movement from final salary to defined contribution group pension schemes helped the UK life and pension industry to grow by 28% in 2006. The pensions market received a boost as the result of the pension legislation changes that came into effect in April 2006.

Despite the increased public awareness of pension issues following the release of the Turner Report, and the widely reported need for saving, we believe that the market will remain predominantly supply led for the foreseeable future. Only mortgage protection and annuity sales are likely to be consumer led to any great extent. Financial intermediaries remain key to the future growth of the market.

Total UK Life & Pensions market

2006	£12.0bn
2005	£9.3bn
2004	£8.4bn
2003	£8.2bn

The graphs represent total industry sales in the UK market as collated by the Association of British Insurers. These are calculated using the traditional Annual Premium Equivalent basis, which calculates new business as 100% of regular premiums and 10% of single premiums. Our primary measure of new business is now the Present Value of New Business Premiums, which is defined on page 16

Protection – The housing market defied many experts' predictions in 2006, setting records for both price increases and mortgage advances. The protection market reflected this only to a limited extent with a 2% increase in sales. The market seems to have shrugged off recent interest rate rises. However, there remains the possibility of further interest rate rises, and with the growing issue of first-time buyer affordability, a slowdown or even a significant downturn cannot be discounted. We expect a more subdued market in 2007, either flat or slightly negative.

Protection

2006	£0.8bn
2005	£0.8bn
2004	£0.9bn
2003	£1.0bn

Investments – A strong stock market performance in 2006 built on the recovery of 2005. This drove a 27% increase in sales of investment bonds, which offer investors a simple, tax-efficient investment vehicle, as well as being a useful Inheritance Tax mitigation vehicle. The growth in the demand for account aggregation and open architecture for funds has led to the development of wrap, a new form of investment trading platform. We believe that use of these platforms will grow steadily and support the growth of investment bond products. We expect market growth in 2007 to be in the range of 5-10%, although market turbulence, as seen recently, may concern retail investors. Risks to this growth expectation are therefore largely on the downside.

Investments

2006	£3.0bn
2005	£2.4bn
2004	£2.2bn
2003	£1.8bn

Group pensions – The regulation changes in April had a significant impact in 2006. Also, the financial risks and open ended obligations associated with defined benefit arrangements have led many employers to move to defined contribution plans either for all scheme members or just for new members. This continuing trend points to significant growth potential within new defined contribution schemes over the coming years. The trend away from trust to contract based arrangements is also continuing. We expect market growth in 2007 to be in the range of 7-12%.

Group pensions

2006	£3.3bn
2005	£2.7bn
2004	£2.4bn
2003	£2.3bn

Individual pensions – There is undoubtedly greater public awareness of the need for adequate pension planning following the media coverage of Lord Turner's report on UK pensions, and a significant part of the 47% growth in the individual market in 2006 was triggered by A-Day in April. Whilst we believe that a major change in Government policy will be needed to encourage the UK public to take pension planning more seriously, we do expect the market for individual pensions to grow steadily. We expect market growth in 2007 to be in the range of 10-15%.

Individual pensions

2006	£3.1bn
2005	£2.1bn
2004	£1.9bn
2003	£2.0bn

Post-retirement – The post-retirement market is currently not a significant area of focus for Friends Provident, although we continue to be mindful of potential opportunities and risks within it. In general terms, the next 10 years will see the post war baby-boom generation reaching retirement age, and this will lead to growth in new and existing post-retirement products. We expect market growth in 2007 to be in the range of 7-12%.

Post-retirement

2006	£1.2bn
2005	£0.9bn
2004	£0.9bn
2003	£0.9bn

How we are making our strategies work

1 Develop service excellence and leading products to create a positive customer experience

We aim to deliver outstanding levels of customer and intermediary service, redefining industry standards. We plan to provide new levels of speed and accuracy, further enable self-service and improve contact management.

2006 Key points

- Maintained our Five Star service ranking for third consecutive year.
- Numerous awards and positive survey results for our products and services.
- Major internal service-related change programme (the 6 Star programme) embedded and aligned to our vision.
- Continued to embed Treating Customers Fairly principles.

2007 Priorities

Maintain our Five Star service ranking.
Continue our major internal change programme that aims to re-define industry standards.
Continue to embed Treating Customers Fairly principles.
Improve our Customer Impact survey scores.

Financial Adviser Practiv service ranking

2006	★★★★★
2005	☆☆☆☆☆
2004	☆☆☆☆☆
2003	☆☆☆☆

This ranking is the result of an extensive independent survey of IFAs undertaken annually. The survey rates life and pensions providers covering various aspects of service on a scale of:

★★★★★ Excellent
★★★★ Good
★★★ Average
★★ Poor
★ Very poor

2 Focus on core strategic markets targeting a leading position in these markets

We aim to grow market share in each of our target markets in a profitable manner by constantly enhancing our overall proposition. Our current core strategic markets are corporate pensions and individual protection, but we intend to build our presence in the wealth management and group protection markets, continue to deliver profitable growth in the individual pensions market and investigate new opportunities for growth in the post-retirement market.

2006 Key points

- A number of large corporate pension schemes secured.
- New online services developed for employers, intermediaries and pension scheme members.
- Individual protection market is competitive but new business volumes from distribution agreements increasing.
- Announced intention to develop a wrap capability to build our presence in the wealth management market.
- Accelerated growth plans announced.

2007 Priorities

Enter the wrap market and re-define our wealth management proposition.
Grow large pension scheme portfolio and increase focus on scheme retention and member services.
Develop protection proposition to target new segments and extend market reach.
Investigate the post-retirement market for new growth opportunities.

UK Life & Pensions market share

2006	5.5%
2005	5.2%
2004	4.3%
2003	4.2%

This shows our market share of UK Life & Pension new business sales. The statistics are collated by the Association of British Insurers. 2005 has been restated to 5.2% from 4.7% to reflect a change in definition. A summary of the market is given on page 13 and a summary of our trading performance is given on page 16.

3 Build strong and reliable distribution relationships

Independent financial advisers continue to be our primary source of business. However, following depolarisation we have secured, and continue to secure and develop, significant additional distribution alliances with banks, building societies, retailers and intermediary groups, providing us with a diversified source of intermediated business.

2006 Key points

- 11 significant new distribution agreements secured for, predominantly, protection and corporate pensions business.
- Distribution agreement secured with Greenbee (John Lewis Partnership), our first such retail agreement.
- Decision taken to exit the appointed representative channel and focus on directly-authorised intermediaries.
- The emergence of wrap platforms is re-defining the distribution of wealth management services.

2007 Priorities

Seek to secure further distribution agreements.
Strengthen relationships and accelerate business volumes with major distributors.

Contribution from new business

2006	£108m
2005	£64m
2004	£58m

This measures the profit that we make from writing new business and is discussed further on page 17. It is measured on the EEV basis. Figures for the years prior to 2004 are not comparable with the EEV basis.

Key risks

4 Apply technology to enhance distribution, improve service and reduce costs

We aim to generate higher levels of profitability by growing our new business levels significantly faster than costs. We plan to achieve service enhancements and efficiency gains through continued investment in our people and in technology-based solutions.

2006 Key points

- Considerable growth in new business volumes handled cost-effectively.
- More than 90% of individual protection business transacted online.
- System changes required for A Day implemented successfully.
- Voted by IFAs to be the E-commerce Company of the Year (Financial Adviser Practiv Service Awards).
- Range of new online facilities launched.
- Continued growth in IFAs' use of our online servicing facilities.

2007 Priorities

Extend technology to more business processes to reduce costs.
Extend online systems to support a wider range of products, including wrap and SIPPs.
Actively promote customer and intermediary online self-service capabilities.
Continue to improve financial management processes and capability.
Explore further opportunities for efficiency gains.

Operating expenses

2006	£253m
PVNBP	£4,162m
2005	£243m
PVNBP	£3,192m
2004	£229m
PVNBP	£2,641m
2003	£248m
PVNBP	£2,535m

This shows how operating expenses (as defined on page 17) have remained broadly flat whilst new business PVNBP has grown.

The expenses bars are drawn to a different scale to the PVNBP bars.

5 Develop our people to enhance our performance and foster a customer focused culture based on common values

We aim to create sustainable competitive advantage through our ability to recruit and retain highly motivated and appropriately skilled people. We plan to enhance performance by developing and equipping our people with the appropriate knowledge and skills and engaging them in our aims and strategies.

2006 Key points

- 86% response to our staff survey.
- Developed a new people strategy to support the business vision.
- Executive management development programmes undertaken.
- Employee engagement plans initiated for corporate change programme.
- Total reward and annual bonus scheme reviewed.
- Reviewed staff pensions to enhance flexibility and control costs.

2007 Priorities

Implement a new performance management approach and introduce individual performance element to the annual bonus scheme.
Improve further the level of employee engagement.
Continue to improve the leadership skills of our managers through the introduction of Development Centres.
Continue to ensure that our top talent have clear career paths.
Strengthen our employment brand.

Staff Engagement Index

2006	76%
2005	73%
2004	65%
2003	64%

This shows the level of UK staff engagement as measured by our annual staff survey.

1 Changes to the distribution landscape.

We seek to build long-term relationships with distributors. We have secured places on many best advice and multi-tie panels with leading firms and innovative new entrants. We have attracted all types of distributors by delivering excellent service, products and technology. We monitor developments in the distribution sector and seek to position ourselves in an appropriate way that plays to these strengths.

2 Competitors develop more advanced IT solutions and service capability.

Our operating platforms are leading edge and our structure is designed for continuous development to be achieved. Our internal 6 Star programme aims to retain and improve our lead in service and technology. We monitor competitor activity carefully.

3 Changes in volume or profitability in key market segments or emergence of new markets.

We monitor our relative product range and competitive position and analyse our experience of policy claims and lapses. We use this information to re-price our products or develop new ones, targeting those markets that we see as most likely to grow and to be profitable. For example, we are developing a wrap platform that plays to our technology and service strengths and allows us to work closely with key distributors.

4 Availability of cash or capital restrict growth.

We have a strong, stable capital position that can fund several years' growth. Our plans require us to raise funds to pay for the short-term new business strain. This may include securitisation, reinsurance or other financing arrangements. We are confident that we will have sufficient funds to support our dividend policy.

5 Unexpected changes in life expectancy.

We seek to control our exposure to changes in life expectancy for post-retirement income products (annuities) through pricing that reflects the economic risk. We also review our risk appetite and monitor market developments regularly to identify new, effective mitigation opportunities.

Our trading performance and outlook

UK total new business increased 30% to £4,162m and our share of this market increased from 5.2% to 5.5%. Our trading performance reflected in particular our growing reputation in the pensions arena, and the trend towards this business, both group and individual, continued throughout the year.

Total UK new business



2006 +30%
£4,162m
2005
£3,192m
2004
£2,641m
2003
£2,535m

Protection – new business increased by 8% to £432m at a margin of 7.4%, up from 5.4% in 2005. As anticipated, we slightly increased our share of this very competitive market, up from 7.6% to 7.8%, as the impact from some of the already secured distribution agreements began to be felt. As well as exploring further distribution opportunities, we intend to continue to grow our share in the group protection segment. We expect to grow our market share in the second half of the year as the outlined initiatives begin to take effect. We will remain price competitive, which may bring downward pressure on margin.

Protection new business



2006 +8%
£432m
2005
£400m
2004
£437m
2003
£402m

Investments – new business increased by 2% to £687m at a margin of 1.5%, slightly down from 1.6% in 2005. Bearing in mind the 15% growth we achieved in 2005, we lost some ground in 2006, which we hope to regain this year in this increasingly competitive market. In early 2007 we re-entered the guaranteed bond market, reflecting growing customer interest. Additionally, a number of product enhancements are planned for 2007, and we are on track to launch our wrap proposition by the end of the year, which is an important element of our future growth prospects in this segment. The outlook for sales remains positive for the year as a whole, particularly over the second half.

Investments new business



2006 +2%
£687m
2005
£672m
2004
£582m
2003
£473m

Group pensions – new business increased by 46% to £2,298m at a margin of 1.6%, up from 1.1% in 2005, and accounted for well over half of our total UK new business. Our performance in 2006 reflected the quality and flexibility of our proposition and lifted our market share to 12.8%, bolstered by the effect of the Pensions 'A-Day' regulation changes in April. Underlying growth, both for our business and the group pensions market generally, looks set to continue over the medium term and we will continue to benefit from the transition in the market away from defined benefit schemes to defined contribution schemes. We will also increasingly benefit from incremental business forming a greater proportion of future new business volumes, thereby reducing volatility.

Group pensions new business



2006 +46%
£2,298m
2005
£1,577m
2004
£1,065m
2003
£1,046m

Individual pensions – new business increased by 63% to £490m. Excluding contracting-out rebate payments from the Department of Work & Pensions (DWP), new business increased 74% to £336m. This reflected the heightened public interest in pensions and primarily comprised the more profitable 'single premium' business, which we target. Margin was 1.3%, slightly down on the 1.4% achieved in 2005. We have achieved good growth since relaunching into this market in 2005, which we expect to continue into 2007. Beyond this, we expect future growth to be steady. DWP rebate payments will steadily decline through to 2012.

Individual pensions new business



2006 +63%
£490m
2005
£301m
2004
£277m
2003
£322m

Annuities – new business increased by 5% to £255m at a strong margin of 5.3%, up from 2.8% in 2005. Our approach to this market segment remains cautious, primarily serving our existing customers only, although we continue to keep the balance of risk and reward under active review.

Annuities new business



2006 +5%
£255m
2005
£242m
2004
£280m
2003
£292m

The new business figures on this page are reported on the Present Value of New Business Premiums (PVNBP) basis, defined as single premiums plus the expected present value of new regular premiums. The 2003 bars on the charts have been estimated on this basis to indicate a comparison.

Our financial performance

UK Life & Pensions EEV underlying profit before tax decreased by 4% to £315m (2005: £328m) with the increase in new business profits being more than offset by lower returns on the in-force business and shareholders' net assets.

EEV underlying profit comprises (figures in £m):	2006	2005
Contribution from new business	**108**	64
Profit from existing business	**183**	209
Development costs	**(26)**	(25)
Expected return on shareholders' net assets	**50**	80

EEV underlying profit


2006 -4% £315m
2005 £328m

The return on embedded value, based on underlying profit after tax, decreased to 7.9% (2005: 9.4%) with largely unchanged profits on an increased embedded value.

Return on embedded value


2006 -16% 7.9%
2005 9.4%

The contribution from new business has increased by 69% to £108m (2005: £64m) with group pensions amounting to 35% and protection 30% of the total. The contribution is stated net of the cost of solvency capital of £6m (2005: £5m) and share based payments of £2m (2005: £2m). The overall margin has increased from 2.0% to 2.6% as a result of the gearing effect of higher volume and relatively flat expenses. Individual product margins are shown on page 16. The Internal Rate of Return (IRR) has increased to 10.3% pa during 2006 (2005: 8.6% pa), again primarily as a result of operational gearing. The overall payback period (discounted) has reduced from 17 years to 12 years.

Contribution from new business


2006 +69% £108m
2005 £64m

The profit from existing business reduced by 12% to £183m (2005: £209m). The expected return on the value of the in-force book increased by 2% to £173m (2005: £170m), reflecting the increase in the value of the in-force business offset by lower discount rates. The profit includes positive experience variances of £9m (2005: £20m) and positive operating assumption changes of £1m (2005: £19m). Within operating assumption changes and experience variances, the total UK in-force charge for persistency is £53m and this has been offset by profits from a change in morbidity and mortality assumptions of £27m and a reduction in the cost of burnthrough of £36m.

Profit from existing business


2006 -12% £183m
2005 £209m

Development costs have increased to £26m (2005: £25m), reflecting continued investment in our market leading protection and group pensions e-commerce propositions, infrastructure to support our strategic distribution relationships and the development of a wrap platform. Development costs in 2007–2008 are expected to be higher than in 2006 (in the range of £30m – £40m per annum) in support of our growth strategy.

Development costs


2006 +4% £26m
2005 £25m

The expected return on shareholders' net assets decreased by 37% to £50m (2005: £80m), partly due to a reduction in the expected rates of return on equities and fixed interest securities and changes in the mix of assets. Part of this decrease results from a change in the tax gross-up basis.

Expected return on shareholders' net assets


2006 -37% £50m
2005 £80m

Operating expenses* have increased by 4% to £253m (2005: £243m). Since 2003, operating expenses have increased by only 2% against an increase in PVNBP of 64% over the same period. This demonstrates the efficiency of our processes and power of our technology to deliver substantial new business growth whilst maintaining excellent levels of service, with only a small increase in cost. We believe there are further opportunities to leverage future efficiencies due to the scalability of our solutions and the continued development of our self-service offering.

Operating expenses


2006 +4% £253m
2005 £243m

**Operating expenses exclude: commission, deferred acquisition cost adjustments, non-recurring items, investment fees, amortisation and impairment of intangibles and expenses of policyholder investments which are consolidated under IFRS. The 2005 comparative has been adjusted principally to remove corporate costs.*

International Life & Pensions

Our aim, strategies and risks

STRATEGIES

These are explained in more detail on pages 20 & 21

1. Seek out and capitalise on rewarding and well regulated markets
2. Create and maintain strong and close relationships with our distribution partners to enhance sales opportunities
3. Differentiate ourselves with market leading service for our distribution partners and customers
4. Use technology and e-commerce to enhance our service offering
5. Engage our people to maximise our performance

OUR AIM

Our aim is to capitalise on rewarding overseas market opportunities and thereby make a significant and increasing contribution to the Group's profits

New business – *see page 22*

2006	+32%	£2,912m
2005		£2,205m

Contribution from new business – *see page 23*

2006	+20%	£96m
2005		£80m

EEV underlying profit – *see page 23*

2006	+12%	£119m
2005		£106m

Return on embedded value – *see page 23*

2006	-8%	19.8%
2005		21.5%



VALUE OF NEW BUSINESS
MANAGEMENT OF EXISTING BUSINESS
GROW PROFITS

KEY RISKS

These are explained in more detail on page 21

1. Further regulation and fiscal change
2. Reliance on key territories or distribution partners
3. Changes to lapse rates
4. Expansion into new territories
5. Mismatch of solutions and client expectations



"Our two international businesses, Friends Provident International and Lombard, continue to complement each other. Both achieved growth in sales and both have opened new offices, in Singapore and Switzerland respectively, to extend their reach still further."

Ben Gunn
Chief Executive, Friends Provident Life and Pensions

Our view of the market

Our international business is conducted across the globe, with specific emphasis on four key regions: Asia, the Middle East, the UK and Continental Europe. The business mix includes regular premium savings and protection plans, alongside single premium savings, investment and estate-planning propositions. Customers are attracted by our innovative solutions, wide-ranging investment opportunities, the portability of the products and the long-term confidence of strong currency investments.

Friends Provident International (FPI) – FPI has followed a deliberate strategy of market diversification, ensuring that it does not limit itself to a single region or jurisdiction. From its base in the Isle of Man, FPI operates in all the four key regions, with a product mix that ranges from regular savings and protection business to investment contracts, including highly personalised portfolio bonds.

Distribution partners are primarily Independent Financial Advisers. FPI has also actively developed distribution relationships with a number of institutional partners. Asia remains FPI's largest generator of new business volumes, with the bulk of that business coming from regular premium savings. The overall Hong Kong market grew strongly over the first half of 2006 before slowing over the second half. FPI continues to be confident in, and committed to, the region. The Continental European strategy centres on the targeting of a small number of specifically selected territories, including the launch of a series of personal pension products in Germany, alongside a German distribution partner. Business from the Middle East has benefited from the establishment of a local presence. The UK remains an exclusively single premium investment market with particular emphasis on tax and estate planning.

2006 saw no lessening of market activity and competitiveness, with a number of companies expressing a renewed interest in the Asian region, but we maintain a robust position, based on strong relationships with distribution partners and a demonstrable commitment to the market. The successful development of a new branch office in Singapore, and the continuing demand for high quality wealth management solutions, adds to our confidence.

Lombard – The provision of tailor-made financial and estate planning solutions for high net worth individuals (HNWIs) and ultra HNWIs in Europe and beyond remains the focus of the Lombard business. Lombard operates primarily across eight EU member states, while continuing to explore new opportunities in other regions. Geographic diversification is supported by a unique multi-jurisdictional expertise. This expertise is critical in meeting the planning needs of many clients and the business needs of international private banks, and has led to writing rapidly increasing volumes of new business.

Lombard's approach is to partner with leading specialist advisers, which enables the combining of Lombard's financial expertise with the relationship and asset management capability of the distribution partner. As the very large market for HNWI/ultra HNWI continues to grow, so does the requirement for effective protection of private wealth. Lombard has been able to increase its penetration of this market year-by-year and intends to deepen this penetration further as the business develops.

The HNWI sector in particular continues to attract the attentions of governments seeking to increase tax on private wealth. This intensifies the pressure on traditional tax planning structures and offshore tax havens, and increases the relative attractions of life assurance being used as a tax shelter and estate planning solution, such that experts increasingly recognise life assurance as an important financial planning tool.

Lombard competes through the provision of enhanced value-added services and administration rather than on price. Competitors are mainly those that have established subsidiaries in Luxembourg and Dublin, primarily to sell back to their home country (although some are increasing their international diversification), and generally offer a lower priced, less value-added service.

HNWI financial wealth forecast by region 2003–2010 *estimated (Figures in trillions US$)*


2010
44.6
Allowing for 6%pa global growth
2005
33.3
2004
30.7
2003
28.5

Annual growth rate 2005–2010 *estimated*

Africa	5.2%
Middle East	8.0%
Latin America	5.9%
Asia-Pacific	6.7%
North America	7.4%
Europe	3.7%

Source: Capgemini Lorenz curve analysis May 2006

How we are making our strategies work

1 Seek out and capitalise on rewarding and well regulated markets

International clients value higher levels of service and quality solutions. We aim to find, and take advantage of, opportunities in international markets by combining our skills and infrastructure to provide profitable solutions and business propositions.

2006 Key points

Friends Provident International

- Opening of Singapore branch, and development of personal pension range with German distribution partner.
- Successful launch of new protection product – International Protector.

Lombard

- Deepened penetration of existing markets and enhanced diversification of earnings by territory.
- Capitalised on opportunities in Italy and Mexico.

2007 Priorities

Friends Provident International

Launch of full product range through Singapore branch – to include savings, investment and protection plans.
Explore and develop new market opportunities in Asia and Europe whilst building on successful steps already taken in the Middle East.

Lombard

Consider potential new markets in Europe and beyond.

Contribution from new business

2006	£96m
2005	£80m
2004	£20m

This measures the profit that we make from writing new business and is discussed further on page 23. It is measured on the EEV basis. Figures for the years prior to 2004 are not comparable with the EEV basis. 2005 includes the impact of the acquisition of Lombard.

2 Create and maintain strong and close relationships with our distribution partners to enhance sales opportunities

Our distribution partners are key to our continued business success. We seek to make our distribution partners feel confident in the knowledge that choosing us means they will receive top-quality service and innovative products.

2006 Key points

Friends Provident International

- Distribution partnerships established in several regions, including Middle East and Europe.
- Bespoke products developed for distribution partners in a number of languages.

Lombard

- Increased penetration of existing partner relationships with a number of leading international and specialist private banks and professional advisers.
- Opened new Swiss branch to enhance service to Swiss-based international private banks.

2007 Priorities

Friends Provident International

Complete further relationship agreements with major strategic partners.
Continue to strengthen relationships with core distributors in all main regions.

Lombard

Continue to develop and deepen existing partner relationships.
Progress development of Swiss office services to Swiss-based international private banks.
Further develop the concept of long term strategic partnerships.

Total International new business PVNBP

2006	£2,912m
2005	£2,205m
2004	£537m
2003	£510m

This shows the amount of new business we have sold and is discussed further on page 22. It is measured on the PVNBP basis (2003 estimated). 2005 includes the impact of Lombard which was acquired in January 2005.

3 Differentiate ourselves with market leading service for our distribution partners and customers

We seek to differentiate ourselves from our competition by building trust and confidence with our intermediaries and customers. The standard of our service is therefore driven by our delivery of quality products and solutions in a professional manner.

2006 Key points

Friends Provident International

- Initiated life administration processes, based on successful Group model to drive efficiencies.
- Lean Servicing techniques adopted across the International business.
- Launch of quarterly broker survey to gain greater insight of distributors' needs and requirements.

Lombard

- Enhanced provision of special product solutions and support services, for example, a new succession planning solution for German clients.
- Continued surrender management initiatives and partner satisfaction surveys.

2007 Priorities

Friends Provident International

Realise full benefits of new life administration processes, allowing better targeting of service value.
Continue to quantitatively monitor our service performance to ensure standards are maintained.

Lombard

Continue to develop innovative financial and estate planning solutions for wealthy individuals.
Invest in longer term research and development capability.

Lombard Partner Satisfaction Survey
Overall corporate satisfaction

2006	82%
2005	81%
2004	74%
2003	72%

4 Use technology and e-commerce to enhance our service offering

We aim to exploit technology and, where appropriate, find further synergies with the UK business, using common platforms and tools to deliver efficient and effective processes.

2006 Key points
Friends Provident International

- Further development of Link Plus, Friends Provident International's distributor Management Information system.
- Launch of online enquiry service for all life-business distributors through extranet.

Lombard

- Continued to roll-out automated electronic links to our partners and custodian banks.

2007 Priorities
Friends Provident International

Develop next phase of distributor and client online enquiry facilities.
Continue to develop 'Internationalisation' of all key processes, functions and systems.

Lombard

Continue to develop automated electronic links with our partners and custodian banks.
Embark on a series of developments to further improve efficiency and risk management and enhance client and partner servicing.

International operating expenses

2006	£63m	
PVNBP		£2,912m
2005	£54m	
PVNBP		£2,205m
2004	£21m	
PVNBP		£537m
2003	£20m	
PVNBP		£510m

This shows how operating expenses (as defined on page 23) have increased at a significantly lower rate than the increase in PVNBP. The expense bars are drawn to a different scale to the PVNBP bars.

5 Engage our people to maximise our performance

Our people are critical to the successful running of our business and central to our ability to build relationships with intermediaries and customers. We therefore need to recruit and retain the appropriate highly skilled and motivated people.

2006 Key points
Friends Provident International

- Leading High Performance Teams programme introduced, to develop and motivate first-stage managers.
- Introduced Moving Into Management for those entering management roles for the first time.

Lombard

- Introduced coaching across key teams.
- Improved range of management, business understanding, technical and general training available to these teams.

2007 Priorities
Friends Provident International

Roll-out newly developed Executive Development training programme.
Develop and launch strategic programme of activities designed to put 'People at the Centre of our Thinking'.

Lombard

Review and enhance the organisational capability to meet long-term growth demands.
Invest in further recruitment, training and development infrastructures to maximise the performance of existing staff and attract quality new staff.

Staff Engagement Index

2006	81%
2005	71%
2004	62%
2003	69%

This shows the level of our International staff engagement as measured by our annual staff survey. Lombard's participation commenced in 2006.

1 Regulation and/or fiscal change materially impact costs, capital requirements, distribution, regulatory responsibility or the market for products.

The implementation of directives and other legislative changes is monitored, seeking to identify opportunities and ensure timely, compliant and cost effective solutions. Detailed analyses of the impact on distribution relationships and product offerings are undertaken to determine the required changes in distribution and product strategies.

2 Reliance on key territories, products or distribution partners for business.

Diversification across territories, business lines and distribution partners allows us to take advantage of opportunities to secure business volumes and profitability and respond to regulatory and/or fiscal change and competitor activity.

3 Impact on profitability of changes to lapse rates.

Particular sources of lapse risk are monitored, especially for large cases. A focus on service helps to maintain customer and partner satisfaction and prevent surrenders. Lapse management programmes seek to prevent surrenders, wherever practical (including identifying alternatives to surrender).

4 Expansions into new territories do not produce the expected results.

We plan our entry into any new territory by looking at the expected business volumes and mix, dealing with high-calibre/reputation distribution partners, and considering the regulatory environment and requirements. Our emphasis is on business with strong margins supported by excellent customer service.

5 Mismatch of solutions and client expectations leads to poor persistency, complaints or damage to reputation.

Due diligence on distribution partner firms, particularly in markets where regulation is lighter, helps ensure that business is written through financially sound and appropriately authorised and competent firms. Our strategy is to distribute through independent intermediaries who are authorised in their respective markets, but where introducers or agents are used there are clear agreements on the scope of their activities, and appropriate training and support programmes are developed.

Our trading performance and outlook

International new business, achieved through Friends Provident International and Lombard combined, increased by 32% to £2,912m, representing more than 40% of the Friends Provident Group's total life and pensions sales.

Over the longer term, we continue to expect the pace of growth in our International operations to exceed that of the UK Life & Pensions business, with future trend growth rate for new business profit expected to be in double digits.

Friends Provident International – New business increased by 16% to £823m at an unchanged margin of 3.1%, with sales higher in Asia, the Middle East, and Continental Europe.

Sales are not generally seasonal and therefore the new business profile for 2006 is not typical. The strong growth that characterised 2005 continued over the first half of 2006, with a marked slowdown over the second half of that year. Hong Kong is FPI's biggest contributor to new business and our performance mirrors the strong market growth seen in Hong Kong in the second quarter, followed by a market downturn in the second half. Other factors were the sale of fewer large bonds in 2006, the weakening of the dollar (which had the effect of lowering average premiums for business sold in Asia and the Middle East), and the impact of unexpected changes to UK trust and tax rules. The market remains a very competitive environment.

Marketing focus throughout 2006 was primarily on the setting up of a new office in Singapore, successfully achieved, and delivering three new personal pension plans into the German market. During 2007 we plan to review and enhance our core propositions as well as introducing specifically designed products to the Singapore market. The new personal pensions for the German market were introduced in late 2006, with early indications of their success being encouraging. We expect to build on this throughout 2007.

For 2007, we do not expect sales in the first half to match the exceptionally strong sales in the first half of 2006, although we do anticipate sales in the second half of 2007 to be higher than in the first half. Prospects for medium term growth are attractive.

Lombard – New business increased by 40% to £2,089m with particularly strong performances in the UK, Italy and Mexico. The geographic diversification of the Lombard business is a major strength, with emphasis varying from year to year - often as a result of tax changes, as was the case in Italy in 2006. The UK market is the one most sensitive to prevailing investment markets, and sales more than doubled over 2006 as investment sentiment continued to improve, and as partnerships with those serving the HNWI-sector developed.

Although the pattern of new business was, as always, skewed towards the fourth quarter, Lombard has achieved higher than usual growth throughout the year. A major factor in this was the increased proportion of large cases written in 2006. Writing larger cases generates greater profits, although generally at a lower margin, and the overall margin reduced to 3.4% from 3.9% in 2005 as a result.

In the latter part of 2006, a number of significant adverse tax changes were announced, particularly in Mexico where a legal change seriously reduced the attractiveness of foreign life policies and where the position remains uncertain. Whilst Lombard's short term prospects are likely to be impacted, we expect the growth trend in new business to continue, albeit that 2006 was above trend and 2007 will be below it. This outlook recognises Lombard's ability to deepen its penetration in European markets, with our new Swiss office further supporting the increasing number of our quality Swiss-based partners.

The new business figures on this page are reported on the Present Value of New Business Premiums (PVNBP) basis, defined as single premiums plus the expected present value of new regular premiums. The 2003 bars on the charts have been estimated on this basis to indicate a comparison.

Total International new business


2006 +32%
£2,912m
2005
£2,205m
2004
£537m
2003
£510m

Friends Provident International new business


2006 +16%
£823m
2005
£708m
2004
£537m
2003
£510m

FPI new business by region


2006
2005

Region	2006	2005
Asia	49%	45%
UK	13%	17%
Continental Europe	19%	17%
Middle East	10%	10%
Other	9%	11%

Lombard new business


2006 +40%
£2,089m
2005
£1,497m
2004
£1,300m
2003
£690m

Lombard became part of the Friends Provident Group in January 2005

Lombard new business by region


2006
2005

Region	2006	2005
Belgium	14%	20%
Germany	14%	19%
UK	12%	8%
Other Europe	43%	38%
Other	17%	15%

International Life & Pensions EEV underlying profit before tax increased by 12% to £119m (2005: £106m). This increase has mainly been driven by strong new business volume growth and follows on from an 80% increase in 2005 (which included the impact of the acquisition of Lombard in January 2005).

EEV underlying profit comprises (figures in £m):	2006	2005
Contribution from new business	96	80
Profit from existing business	22	25
Expected return on shareholders' net assets	1	1

The return on embedded value, based on underlying profit after tax, reduced to 19.8% (2005 21.5%). The lower ROEV in 2006 has resulted from the significantly higher opening embedded value (which included the impact of Lombard).

EEV underlying profit


2006 +12%
£119m
2005
£106m

Return on embedded value


2006 -7.9%
19.8%
2005
21.5%

The contribution from new business has increased by 20% to £96m (2005: £80m). The contribution is stated net of the cost of solvency capital of £1m (2005: £1m). The Lombard contribution is £70m (2005: £58m) and the FPI contribution is £26m (2005: £22m). The overall margin has reduced from 3.6% to 3.3% with Lombard achieving 3.4% (2005: 3.9%) and FPI 3.1% (2005: 3.1%). The Lombard margin has, as anticipated, fallen slightly as a result of higher case sizes written, which have lower margins. Low new business strain results in a high IRR of 25.7% pa (2005: 28.3% pa) and a relatively short payback period (discounted) of 4 years (2005: 4 years).

Contribution from new business


2006 +20%
£96m
2005
£80m

The profit from existing business reduced by 12% to £22m (2005: £25m). The expected return on the value of the in-force book increased by 31% to £34m (2005: £26m), reflecting the increase in the value of the in-force business, offset by lower discount rates. The in-force profit includes a charge for operating assumption changes of £10m (2005: £3m charge). The main item in 2006 was a change in persistency assumptions on legacy with-profits bond business resulting in a charge of £13m.

Profit from existing business


2006
-12% £22m
2005
£25m

Development costs within our International businesses during 2005 and 2006 were not significant. Development expenditure is expected to be in the order of £10m per annum in 2007 and 2008 as we seek to exploit opportunities for further growth and to deliver our award winning e-commerce solutions to the wider international market.

The expected return on shareholders' net assets amounts to £1m (2005: £1m). This comprises the return on the shareholders' net assets held within the business consistent with the investment return assumptions used to calculate the embedded value at the start of the period.

Operating expenses* have increased by 17% to £63m (2005: £54m) against an increase in PVNBP of 32%. The growth in expenses reflects the less mature nature of our International business, which is still building critical mass to support the growing portfolio of products, markets and customers. There is a firm focus on cost efficiency, with a number of initiatives under way which will contribute in 2007 and beyond. These include greater use of technology to improve service and reduce costs across the international markets in which we operate.

Operating expenses


2006 +17%
£63m
2005
£54m

**Operating expenses exclude: commission, deferred acquisition cost adjustments, non-recurring items, investment fees, amortisation and impairment of intangibles and expenses of policyholder investments which are consolidated under IFRS.*

Asset management

Our aim, strategies and risks

OUR AIM

Our aim is to deliver shareholder value by seeking to excel in everything that clients expect from us

Net Revenues – *see page 29*

2006 -7%	£248m
2005	£267m

Operating margin – *see page 29*

2006 -17%	36.5%
2005	44.1%

Underlying profit – *see page 29*

2006 -18%	£89m
2005	£108m

Underlying earnings per share – *see page 29*

2006 -19%	12.8p
2005	15.9p

Funds under management – *see pages 28 & 29*

2006 -21%	£104bn
2005	£131bn

STRATEGIES

These are explained in more detail on pages 26 & 27

1. Focus on investment performance to exceed client requirements
2. Seek and develop distribution opportunities in key markets to deliver organic growth
3. Focus on higher margin business
4. Maintain diversity of earnings whilst leveraging scale


NET FUNDS INFLOW
MANAGEMENT OF EXISTING BUSINESS
DELIVER SHAREHOLDER VALUE

KEY RISKS

These are explained in more detail on page 27

1. Poor investment performance
2. Polarisation and fiduciary management
3. Impact of EU and other regulatory developments
4. Development of operational platforms
5. Development of front office control processes



"Going forward, we will continue to focus on performance as the key foundation to generate shareholder value, and, as warranted by the strengthening of our product offering, we will further build up our distribution capabilities."

Alain Grisay
Chief Executive, F&C Asset Management

Our view of the market

In 2006 the asset management industry benefited from a year of positive returns in the major asset classes. Despite a sharp correction in equities in May, markets staged a remarkably rapid recovery. The outlook for 2007 is one of slowing economic growth and an easing of inflationary pressures. This benign backdrop should be broadly supportive of equities, although we believe that returns are unlikely to be as high as those experienced in 2006. A key risk is a more pronounced deterioration in the US than expected. We also anticipate that volatility will rise from the low levels seen in 2006.

Merger & Acquisition (M&A) activity was a significant feature of markets during 2006 as companies have shifted their focus from balance sheet strengthening to aggressive growth. An injection of private equity cash has also helped fuel M&A activity, with deals increasingly taking place at the upper end of the market cap spectrum.

The asset management industry itself was not immune to this upsurge in corporate activity, with a number of sizeable transactions during 2006 as well as an expansion of the listed asset management sector. We envisage corporate activity remaining an industry trend, with drivers including the continued move towards 'open architecture' by financial services institutions, notably banks, building societies and insurance companies. As these businesses re-focus on distribution, there is greater willingness to use multiple external asset managers in their product ranges.

In the UK, firms of Independent Financial Advisers are also scaling up to meet the challenge of the new distribution landscape. This has led to both increasing sectoral consolidation and the emergence of new entrants. The top tier of investment advisers are increasingly developing discretionary services while the broad adviser market is making more use of multi-manager products. Fund supermarkets are now widely used by IFAs and we anticipate that the use of wrap accounts will gather pace. Access to the retail market is therefore about positioning on these platforms and servicing distribution relationships in addition to the prerequisites of strong investment performance supported by a credible brand.

The developments of the last few years in the institutional market continue to gather pace. The UK has seen a shift over a number of years away from balanced management towards the separation of 'alpha' and 'beta' and increasing use of specialist mandates, and this continues. A comparable trend towards specialist mandates is now emerging in The Netherlands, Europe's second largest pensions market, with a number of schemes moving towards a fiduciary model where a third party manager determines asset allocation, risk budgeting and underlying manager selection. This development poses a significant risk to balanced management in The Netherlands. In addition, across a number of developed markets there is a much greater focus on ensuring that pension scheme assets are sufficient to match their liabilities. This is driving interest in Liability Driven Investment (LDI) and Asset Liability Management (ALM).

Together, these market changes are leading to demand for multi-management capabilities, LDI products, active added value 'alpha' products and alternative investments. Many of these trends require asset managers to deepen their derivatives expertise.

This demand for more specialist products is prompting asset managers to evolve their business models accordingly. 'House' processes and top down investment leadership through a Chief Investment Officer are giving way to 'multi-boutique' investment models where investment teams have much greater accountability for specific products and processes, whilst leveraging off a common operational infrastructure. Likewise, remuneration is becoming more integrally linked to the performance of specific teams and the products that they manage.

UK equity market performance
FTSE 100 Index

2006	6,221
2005	5,619
2004	4,814
2003	4,477

UK Government bond market performance
FTA Brit. Govt. fixed all stocks total return

2006	1,949
2005	1,935
2004	1,793
2003	1,682

Note: All graphs are as at 31 December

How we are making our strategies work

Performance measures for F&C were reviewed following the 2004 merger of ISIS Asset Management plc and F&C Group (Holdings) Limited

1 Focus on investment performance to exceed client requirements

We seek to define and deliver top quartile performance in everything we do. Our strategy is grounded in our belief in a virtuous circle: delivering excellent performance will be validated by organic growth which will, in turn, translate into earnings growth and stock price performance.

2006 Key points

- 'Performance First' initiative launched, defining top quartile performance standards.
- Management team strengthened in investment and infrastructure areas.
- Selectively upgraded human capital where necessary to support our objectives.
- Further reinforced our 'multi-boutique' investment model.
- Revised incentives to reward superior performance.

2007 Priorities

Investment in front office decision, risk and dealing systems to support the delivery of portfolio performance and new product initiatives.
Ensure stability of core investment teams while selectively continuing to upgrade personnel and optimising resource allocation.
Continue momentum in the Performance First initiative and in communication.
Increase product innovation and speed to market of new products.

Investment performance 2006 Key points

Performance saw broad improvement during the year with some notable areas of strength:

- 64% of actively managed UK retail funds delivered above median performance in their respective IMA sectors and 37% were top quartile.
- Fourteen funds achieved Standard & Poor's Fund Research ratings.
- Seven fund managers achieved Citywire ratings during 2006.
- 53% of institutional accounts representing 70% of institutional assets under management met or exceeded their investment objectives in 2006 compared to 46% over 3 years.
- 71% of investment trusts met or exceeded their performance benchmarks.
- Outperformed in UK equities, Continental European equities, Euro and Global Credit, Euro High Yield, Emerging Market Debt, Asia ex-Japan and multi-manager.
- Improved performance in US large cap and Emerging Equities, areas of legacy weakness.
- Four significant investment awards achieved.

2 Seek and develop distribution opportunities in key markets to deliver organic growth

Our distribution model is based on intermediaries and strategic partnerships. We are focused on the UK and Continental Europe. Our priority is to grow organically. We will take an opportunistic approach towards any further acquisitions.

2006 Key points

- Third Party Distribution links in the UK established with Canada Life, Zurich International and L&G CoFunds.
- New white-label share class on emerging debt fund launched with Commerzbank.
- Won first ***reo®*** (the Group's responsible engagement overlay product) mandate in Germany.
- Launched SRI fund with Charities Aid Foundation and a Charities Managed Fund in Ireland.
- Opened a representative office in Switzerland.

2007 Priorities

Our key priority remains organic growth founded on strong investment performance. We will achieve this by:

Retaining UK and Continental Europe focus.
UK retail market: we will work closely with Friends Provident as they develop their wrap business and continue to strengthen our relations with strategic distribution partners and IFAs.
In Europe we will further develop existing sub-advisory and wholesale relationships.
In institutional we will continue to expand client coverage across Europe.

Corporate Health

The F&C Board has identified sixteen corporate health indicators providing an overview of F&C's corporate strategy, management, IT infrastructure and control environment. These indicators are assessed by the Board on a quarterly basis and coded as follows:

■ RED = At risk
□ AMBER = Need for improvement
■ GREEN = Competitive

Number of green indicators (out of sixteen)

2006	6
2005	1

Number of red indicators (out of sixteen)

2006	2
2005	7

Percentage of Retail funds above median (1 year)

2006	64
2005	54

Percentage of key institutional accounts exceeding client objective (3 years)

2006	46
2005	40

3 Focus on higher margin areas

We are targeting net new business in higher margin and specialist areas. These include retail, alternatives and specialist institutional mandates yielding performance fees such as emerging market debt, high yield, and high alpha equities.

2006 Key points

- UK retail funds saw net inflows of £309m, a 98% increase on 2005.
- Launched three new UK equity retail funds which accumulated £230m assets under management.
- Launched Luxembourg registered LDI pooled funds on the back of the success in The Netherlands.
- Strong inflows in Germany for credit and emerging market debt.
- In November we launched an FX and forward rate volatility hedge fund.
- Average basis points fees increased over calendar year 2005 and we earned performance fees of £9.5m.

2007 Priorities

Priority products in the UK institutional market will include LDI, ***reo®*** and higher margin products.
In Continental Europe the product focus will vary from market to market.
Priority retail products are UK equities, Stewardship, multi-manager, Life-style Funds, corporate bonds and cash-plus products.
We will launch a fixed income hedge fund in Q1 2007 and a fund of hedge funds investment trust in 1H 2007.
We will launch an ethically screened product into the US market.
We will leverage our strength in credit by developing a CDO platform.

Average basis points earned on Assets Under Management

2006	22
2005	21

4 Maintain diversity of earnings whilst leveraging scale

We are a diversified business by client type, asset mix and geography. This provides us with a robust business model across market cycles. We benefit from scale in terms of research, infrastructure, distribution and access to the market.

2006 Key points

- Continued to diversify distribution across Europe, with our German and French offices generating greater net inflows than 2005. We opened a representative office in Switzerland.
- Continued to develop the multi-boutique investment model, embedding the concept in our management structure and investment process.
- Progressed outstanding IT projects relating to the integration of F&C and ISIS in accordance with the timetable set.

2007 Priorities

Broaden range of higher margin products with new initiatives in GTAA products, hedge funds and private equity fund of funds.
Enhance marketability of SICAV range in Europe.
Develop new products for our sub-advisory partners.
Cross sell existing products, such as global real estate securities and ethical funds, into new markets.
Continue to consider opportunities for bolt-on acquisitions, particularly those which bring added distribution.

Operating Margin

2006	36.5%
2005	44.1%

Key risks

1 Poor historical investment performance, leading to the loss of key investment mandates.

During 2006 we have further strengthened investment teams and will continue to invest in new talent. While investment performance has improved across asset classes, this will take time to translate into the longer term track records, a key requirement of consultants.

2 Market trends towards polarisation ('barbell') and fiduciary management.

The trend, particularly in The Netherlands, towards fiduciary management presents a business risk for the balanced institutional mandates managed by F&C but also opens up new opportunities. F&C has established a project team to introduce a number of initiatives to manage this risk including our own fiduciary service and Liability Driven Investment and GTAA overlays for balanced and multi-asset portfolios.

3 Impact of EU and other regulatory developments.

The Markets in Financial Instruments Directive and Capital Requirement Directive present short to medium term challenges for asset management businesses. Programmes are in place to prepare for implementation.

4 Development of operational platforms.

In 2005 F&C terminated its negotiations with Mellon for the outsourcing of the back office operations within the ex-ISIS book of business. In 2006 the administrative operations continued to be run on two distinct platforms, one outsourced and one in-house. Senior management continued to keep the performance of both operational platforms under review by ensuring detailed service level agreements exist and key performance indicators are monitored. Management will, during 2007, be considering ways of enhancing the operational efficiency of these arrangements.

5 Development of front office control processes.

Progress has been made during 2006 in relation to the development and implementation of the front office dealing, decision support and pre and post execution monitoring systems. F&C continues to operate short term controls, albeit more manual in nature, to manage the risk. During 2007, significant milestones should be achieved in our strategic plans to replace and enhance these systems.

Overall, funds under management as at 31 December 2006 were £104bn, compared with £131bn at the end of 2005. Across 2006, F&C experienced net outflows of £32bn of assets under management.

Insurance – The remaining £21bn of Resolution Life assets were withdrawn during the second quarter of 2006 and F&C received £27m in compensation. F&C has focused its attention during 2006 on exploiting opportunities within the emerging sector of annuity consolidators. The development of a dedicated Insurance and ALM capability has given F&C the ability to provide solutions to the specific issues facing insurance businesses.

Institutional – £8bn of institutional net outflows were broadly related to the following factors:

- An industry trend away from balanced to specialist mandates (including the migration of the £3.4bn Vervoer mandate in The Netherlands to a fiduciary model)
- Loss of the £1bn Electricity Supply Pension Scheme property mandate
- A shift towards passive management by some schemes
- Disappointing legacy investment performance in sovereign fixed income

At the end of 2006, F&C had been informed of further future outflows of some £5bn and further institutional outflows may result in 2007. The impact that the consultant community has on our organic growth plans across Europe is significant, particularly in the UK and Ireland. Sales activity has therefore focused on extending investment consultant coverage. F&C has concentrated on promoting composite UK bonds, high alpha UK equities, LDI and alternatives. Changes in regulation and a greater awareness of governance and social issues have continued to create opportunities throughout Europe for the Governance and Sustainable Investment team.

Good progress has been made with consultants in newer product areas such as LDI and UK High Alpha Equities.

Investment Trusts – 2006 was a period of considerable corporate activity within the investment trust sector. A £694m net outflow of investment trust assets related to three factors:

- The loss of the F&C Emerging Markets Trust due to corporate activity
- The loss of the F&C Latin American and ISIS Smaller Companies trusts following manager departures
- Share buy backs, discount controls and restructurings initiated by the trusts

Our investment trusts savings products continued to account for approximately a third of all inflows, with our Child Trust Fund exceeding our targeted business volumes. The F&C UK Select Trust adopted a unique strategy among UK equity trusts ahead of its rollover. During the first half of 2007 we will look to expand our range of investment trusts with the launch of a listed fund of hedge funds vehicle.

UK Retail – 2006 was a strong year with net retail sales up 98%. This was ahead of the industry increase of 87.5%. Flows were spread across a range of key products including our ethical UK equities, corporate bonds and multi-manager. Relationships with key distribution partners have strengthened and we have extended access to our products on a number of platforms. Our focus in 2007 will remain on multi-manager, UK equities, ethical investment and corporate bonds. Additionally we are enhancing the marketing of our cash-plus product and will cross-sell our Luxembourg registered global real estate fund into the UK.

Continental European Retail – We saw positive progress in The Netherlands and a strong first half in Portugal. Following the sharp decline in equities in May, fund flows reversed in Portugal as retail investors switched into cash. This resulted in a net outflow of £278m in our total sub-advisory business at year end. Retail flows were positive in Germany, where we established a white-labelled share class on our emerging debt fund for Commerzbank and reached a five year performance record on our flagship F&C HVB Stiftungsfonds product which is co-branded with HypoVereinsbank. We have now created a Euro denominated version of the Stewardship International fund and will seek ways to enhance the marketing of our SICAV range.

2006 fund flows


Outflows
Inflows
Insurance
£23,677m*
Institutional
£10,944m
£2,941m
Retail
£4,165m
£3,555m
Net total
£32,290m

*£20,751m related to Resolution Life

Assets under management by client category


2006
2005

Client category	2006	2005
Insurance	57%	60%
Institutional	27%	27%
Retail	16%	13%

Assets under management by asset class


2006
2005

Asset class	2006	2005
Fixed interest	52%	55%
Equities	37%	35%
Property	5%	5%
Other alternative investments	1%	1%
Money market	5%	4%

Asset Management underlying profit decreased by 18% to £89m (2005: £108m). This reduction mainly arises as a result of the fall in revenues following the previously announced loss of investment mandates.

IFRS underlying profit comprises (figures in £m):	2006	2005
Net reveunes	**248**	267
Operating expenses	**(159)**	(151)
Other expenses (net)	**-**	(8)

Underlying profit


2006 -18%
£89m
2005
£108m

Underlying earnings per share reduced by 19% to 12.8p (2005: 15.9p). This reduction mainly arises as a result of the decrease in underlying profit but also reflecting an increase in the number of shares in issue.

F&C underlying earnings per share


2006 -19%
12.8p
2005
15.9p

Net revenues amounted to £248m (2005: £267m). Revenues were impacted by net fund outflows of £32bn (2005: £6bn) including £21bn in respect of Resolution Life following their merger with Britannic. Net revenues include performance-related management fees of £10m (2005: £13m).

Net revenues


2006 -7%
£248m
2005
£267m

Operating expenses* represent the ongoing costs of running the business and these have increased by 5% to £159m (2005: £151m). Expenses have increased due to inflationary pressure and increasing competition for management talent. Staff related costs amount to approximately 60% of total costs and the management of headcount is critical to effective cost control.

Operating expenses


2006 +5%
£159m
2005
£151m

Other expenses included in underlying profits, but excluded from operating costs, mainly consist of net finance costs.

*Operating expenses exclude: Re-Investment Plan costs, amortisation and impairment of intangible assets, restructuring costs and net operating costs on investment and insurance costs.

Operating margin represents the ratio of operating profit to net revenues and decreased from 44.1% to 36.5%. The decline in operating margin is mainly due to the lower revenue resulting from the loss of mandates. We anticipate that the margin will fall to around 30% in 2007 as although new products will have a higher margin, our accelerated investment plan will mean investing in additional product and distribution personnel and infrastructure.

Operating margin


2006 -17%
36.5%
2005
44.1%

Funds under management reduced from £131bn to £104bn. Whilst new business of £6bn was won during the year, the loss of the Resolution Life contract through corporate activity was a major factor impacting our net outflows of £32bn. Resolution outflows in 2005 were approximately £5bn and a further £21bn was withdrawn in the first half 2006. We agreed a termination payment with Resolution in respect of this business of £27m which was received in the first half of 2006 (and accounted for as a capital receipt to write down the value of the intangible asset). Net fund flows are a key performance measure for us and indicative of the growth of our business.

Funds under management


2006 -21%
£104bn
2005
£131bn

Intangible assets – the level of fund losses in institutional and investment trust clients and resultant impact on future revenue was significant enough to be considered a potential indicator of impairment in respect of the related intangible assets. A full impairment review of these assets was therefore undertaken which indicated that the recoverable amount was less than the carrying value by £58m (2005: £112m) and accordingly an impairment charge was booked and included in Other Profit Items (see page 32). The value of investment management contracts at 31 December 2006 amounted to £284m (2005: £416m).

Under IFRS we are required to conduct an annual impairment review of the carrying value of goodwill as there is no annual amortisation charge. Our review demonstrated that there was no impairment in Asset Management goodwill and hence no requirement to write down goodwill (2005: £nil).

Group Financial Performance

Group profitability on the European Embedded Value (EEV) basis

EEV BASIS

Our results are presented on two bases: European Embedded Value (EEV) and International Financial Reporting Standards (IFRS).

EEV is the basis we find more useful because it provides a more representative reflection of the performance of the long-term business that fully recognises the shareholders' interest in the in-force portfolio on a risk adjusted basis.

The key differences between the EEV and IFRS bases of accounting are set out on page 32.

EEV PROFIT before tax (£m)	**2006**	**2005**
UK LIFE & PENSIONS DOWN 4% – *see page 17*	315	328
INTERNATIONAL LIFE & PENSIONS UP 12% – *see page 23*	119	106
ASSET MANAGEMENT DOWN 18% – *see page 29*	89	108
CORPORATE ITEMS – *see page 31*	(14)	(18)
Expected return on net pension liability	9	(2)
Expected return on corporate net assets	(10)	(7)
Corporate costs	(13)	(12)
Operating assumption changes for corporate costs	-	3
EEV UNDERLYING PROFIT BEFORE TAX	509	524
OTHER PROFIT ITEMS – *see page 31*	(111)	76
Investment return variances	(174)	550
Effect of economic assumption changes	181	(238)
Non-recurring items	(17)	(59)
Amortisation of Asset Management acquired intangible assets	(43)	(56)
Impairment of Asset Management acquired intangible assets	(58)	(112)
Variation in value of option on convertible debt	-	(9)
EEV PROFIT BEFORE TAX	398	600

EEV UNDERLYING PROFIT BEFORE TAX £509m (2005: £524m) DOWN 3%

EEV UNDERLYING EARNINGS PER SHARE 16.4p (2005: 16.3p) UP 1%

EEV PROFIT BEFORE TAX £398m (2005: £600m) DOWN 34%

EEV BASIC EARNINGS PER SHARE 14.6p (2005: 21.2p) DOWN 31%

DIVIDEND PER SHARE: 7.85p (2005: 7.7p) UP 2%

The EEV results have been prepared in accordance with the EEV principles issued by the European CFO Forum. The EEV results for the Life & Pensions business (covered business) are combined with the results for the remainder of the business reported in accordance with IFRS, except where EEV principles dictate otherwise. In particular the EEV principles have been applied to reflect Step-up Tier one Insurance Capital Securities (STICS) as debt rather than equity.

When considering the EEV results, management focuses on underlying profit as this measure better reflects the performance.



"These results represent a considerable achievement with total Life & Pensions new business up 31% and a total shareholder return of 19%. Although EEV underlying profits are slightly lower, IFRS profits have shown a significant increase. The dividend to shareholders is up 2% to 7.85p per share."

Jim Smart

Group EEV underlying profit before tax has reduced by 3% to £509m (2005: £524m). Overall profit from our life & pensions businesses is unchanged but there has been an 18% decrease in profit at our Asset Management business, where we have seen a net outflow of funds and resulting lower revenues.

Group EEV profit before tax has reduced by 34% to £398m (2005: £600m). This profit measure takes into account the impacts of investment return variances, economic assumption changes, non-recurring items and other costs. In net terms these were negative by £111m in 2006 but positive by £76m in 2005, as discussed below.

Underlying profit before tax – There was a reduction in underlying profit (excluding corporate items) in UK Life & Pensions of 4%, an increase in International Life & Pensions of 12% and a reduction in Asset Management of 8%. Included in underlying profit before tax is a charge for persistency of £68m with £21m in respect of the current pension products, and the balance relating to legacy products. This charge has largely been offset by a lower cost of burnthrough in 2006 of £36m and favourable morbidity and mortality assumption changes of £27m. Commentary on the segmental results is given on pages 17, 23 and 29.

Corporate items included in underlying profits total £14m negative (2005: £18m negative). These costs include STICS interest. Details are shown in the table on page 30 with the main item being corporate costs which amount to £13m (2005: £12m). The expected return on the net pension liability has increased in 2006 mainly because the calculation includes the expected return on derivative assets for the first time.

The contribution from total Life & Pensions new business, (included in underlying profit), has increased by 42% to £204m (2005: £144m). The new business margin as a percentage of PVNBP has increased from 2.7% to 2.9%, largely driven by 30% sales growth in the UK where operational leverage increased the margin from 2.0% to 2.6%.

The Life & Pensions return on embedded value has decreased from 11.2% to 9.9% reflecting unchanged underlying profit and higher opening net assets on an EEV basis. The UK return is 7.9% (2005: 9.4%) and the International return is 19.8% (2005: 21.5%), which reflects the much higher proportion of new business profit to embedded value compared with the UK business.

The other profit items excluded from underlying profit but included in profit before tax are shown in the table on page 30 and total £111m negative (2005: £76m positive). The main factors impacting 2006 were good equity returns which generated a positive impact, but these were offset by an increase in fixed interest yields which resulted in a negative impact. In addition, investment return variances were negatively impacted by an increase in the market value of our £290m convertible bond (reflecting the increase in Friends Provident's share price over the year) and by an increase in the investment related costs of options and guarantees. The positive variance was significantly higher in 2005 as equity returns were higher and fixed interest yields fell – both of which generated significant positive impacts. The risk free rate used for Sterling was 4.6% (2005: 4.1%) and 4.1% for the Euro (2005: 3.6%).

Non-recurring items comprise: F&C integration costs of £7m (2005: £24m), F&C Reinvestment Plan costs of £12m (2005: £22m) relating to the share schemes put in place at the time of the merger, FPI integration costs of £nil (2005: £6m), a release of mis-selling provisions of £4m (2005: charge of £7m) and costs associated with the closure of the Appointed Representative sales channel of £2m (2005: £nil).

The reduced amortisation of Asset Management intangible assets of £43m (2005: £56m) reflects a lower book value of these assets as a result of impairments, partially offset by a higher amortisation rate implemented during 2006. The impairment charge of £58m (2005: £112m) arises from reviewing the fair value of the intangible assets associated with F&C investment management contracts following the loss of mandates.

Group EEV underlying profit

2006 -3% £509m

2005 £524m

Group EEV profit before tax

2006 -34% £398m

2005 £600m

Underlying profit by business segment



2006
2005

Business segment	2006	2005
UK Life & Pensions	58%	60%
International Life & Pensions	23%	20%
Asset Management	19%	20%

Contribution from Life & Pensions new business

2006 +42% £204m

2005 £144m

Life & Pensions return on embedded value

2006 -12% 9.9%

2005 11.2%

Other profit items

2006 negative £111m

2005 *positive* £76m

Group profitability on the International Financial Reporting Standards (IFRS) basis

IFRS BASIS

We present IFRS results in accordance with the EU regulations requiring all European listed groups to prepare IFRS accounts.

The key differences between the IFRS and EEV bases are in respect of the timing of profit recognition. Underlying IFRS profits tend to be lower than EEV profits when new business volume is growing because EEV recognises future cash flows in profit, while IFRS does not. In addition, IFRS does not allow full deferral of acquisition expenses which is relatively onerous for investment products, such as group pensions.

In 2006, IFRS profits have benefited from positive basis and regulatory changes, which contributed some £123m and £33m respectively. The basis change arises from morbidity on protection business and the regulatory change arises from implementation of PS06/14, Prudential Changes for Insurers. These are discussed on page 33.

A reconciliation between ordinary shareholders' equity on an EEV basis with equity attributable to equity holders of the parent on an IFRS basis is set out in note 9 on page 180.

KEY DIFFERENCES BETWEEN EEV AND IFRS

NEW BUSINESS

[illegible]

IN FORCE BUSINESS

[illegible]

IFRS PROFIT BEFORE TAX (£m)	2006	2005
UK LIFE & PENSIONS – *see page 33*	254	138
INTERNATIONAL LIFE & PENSIONS – *see page 33*	71	–
ASSET MANAGEMENT – *see page 29*	89	108
CORPORATE ITEMS – *see page 33*	(14)	(22)
Expected return on net pension liability	9	(2)
Expected return on corporate net assets	(10)	(6)
Corporate costs	(13)	(14)
IFRS UNDERLYING PROFIT BEFORE TAX	400	224
OTHER PROFIT ITEMS – *see page 33*	91	143
Policyholder tax	124	218
Returns on Group controlled funds attributable to third parties	104	57
Short-term fluctuations in investment return	(39)	102
Interest payable on STICS	52	37
Non-recurring items	(17)	(59)
Amortisation of Asset Management acquired intangible assets	(43)	(56)
Amortisation of acquired present value of in-force business	(25)	(28)
Amortisation of Life & Pensions acquired intangible assets	(7)	(7)
Impairment of Asset Management acquired intangible assets	(58)	(112)
Variation in value of option on convertible debt	-	(9)
IFRS PROFIT BEFORE TAX*	491	367

IFRS UNDERLYING PROFIT BEFORE TAX
£400m
(2005: £224m)
UP 79%

IFRS UNDERLYING EARNINGS PER SHARE
17.9p
(2005: 8.8p)
UP 103%

IFRS PROFIT BEFORE TAX*
£491m
(2005: £367m)
UP 34%

IFRS BASIC EARNINGS PER SHARE
13.1p
(2005: 6.3p)
UP 108%

DIVIDEND PER SHARE: 7.85p
(2005: 7.7p) UP 2%

**IFRS profit before tax from continuing operations.*

When considering the IFRS results, management focuses on underlying profit as this measure better reflects the performance.

Group IFRS underlying profit before tax has increased by 79% to £400m (2005: £224m). The total Life & Pensions underlying profit was 136% up in 2006 with increased volumes of new business generating higher new business strain being offset by higher profits from in-force business and positive basis and regulatory changes. The underlying profit from Asset Management fell by 18%, mainly arising from the withdrawal of funds as a result of corporate activity.

Group IFRS profit before tax from continuing operations has increased by 34% to £491m (2005: £367m). This profit measure takes into account the actual investment returns achieved during the year, offset by the impacts of non-recurring and other items. It is also shown gross of policyholder tax and minority interests. In net terms these were £91m positive in 2006 and £143m positive in 2005, as discussed below.

IFRS underlying profit
2006 +79% £400m
2005 £224m

IFRS profit before tax
2006 +34% £491m
2005 £367m

UK Life & Pensions underlying profit has increased by 84% to £254m (2005: £138m). New business strain in UK Life & Pensions has increased to £96m (2005: £82m) due to increased new business volumes, offset by higher deferred acquisition costs. In 2006, £216m (2005: £190m) of acquisition expenses were deferred. The in-force profit has increased to £298m (2005: £157m), primarily due to the basis and reserving changes for morbidity on protection business following significant improvements in claims experience of £123m and changes in reserving rules arising from PS06/14 of £33m. The PS06/14 rules are being phased in by the Group over 2 years and we anticipate a similar impact on IFRS profits in 2007. The other underlying profit component is the expected return on shareholders' net assets of £52m (2005: £63m). The longer-term investment return rates assumed were: equities 7.25% (2005: 7.5%), property 6.25% (2005: 7.5%), gilts 4.25% (2005: 5.0%) and other fixed interest 4.75% (2005: 5.75%). For 2007, these rates of return will all be increased by 0.75% to reflect increases in interest rates.

UK Life & Pensions underlying profit
2006 +84% £254m
2005 £138m

International Life & Pensions underlying profit amounts to £71m (2005: £nil) made up of FPI of £57m (2005: £11m loss), Lombard £13m (2005: £9m) and other £1m (2005: £2m). New business strain in International Life & Pensions has fallen to £28m (2005: £33m) as a result of a change in business mix enabling more acquisition costs to be deferred. In 2006, £116m (2005: £82m) of acquisition costs were deferred. The in-force profit has increased to £98m (2005: £31m) due to growth in the size of the in-force book and to changes in actuarial funding which contributed £26m for FPI (2005: negative valuation adjustments of £21m).

International Life & Pensions underlying profit
2006 £71m
2005 £nil

Asset Management underlying profit has reduced by 18% to £89m (2005: £108m). For the Asset Management business, underlying profit under IFRS is the same as for EEV and is discussed on page 29.

Asset Management underlying profit
2006 -18% £89m
2005 £108m

Corporate items included in underlying profit total £14m negative (2005: £22m negative). These comprise the expected return on the net pension liability of £9m positive (2005: £2m negative), expected return on corporate net assets of £10m negative (2005: £6m negative), less corporate costs of £13m (2005: £14m).

Corporate items
2006 £14m negative
2005 £22m negative

The other profit items excluded from underlying profit but included in profit before tax are shown in the table on page 32 and total £91m (2005: £143m). The non-recurring items, amortisation and impairment of intangible assets are the same as under EEV and discussed on page 31. Policyholder tax and returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 53% owned by the Group's long term funds) are excluded from underlying profit as neither is attributable to shareholders. The short-term investment return fluctuations of £39m negative (2005: £102m positive) reflect differences between the actual and expected investment market returns. Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However, IFRS rules require that STICS should be accounted for as equity in calculating IFRS profit before tax and consequently STICS interest is added back and treated as an appropriation of profit.

Other profit items
2006 -36% £91m
2005 £143m

Shareholders' equity

Our aim is to grow shareholder value in line with the Group's strategies which are summarised on page 9. Our Life & Pensions new business results for 2006 show both UK and International operations growing strongly with total new business up 31%. The prospects for Asset Management, whilst challenging in the short term, have the potential to generate significant organic growth and new diverse revenue streams. We anticipate investing £40m-£50m in both 2007 and 2008 to achieve our Life & Pensions objectives and we are accelerating our investment plans to achieve our Asset Management objectives. We believe that these ambitious growth plans are the right way forward for the Group to deliver increasing profitability and increasing shareholder value.

The total equity interest in the Group has increased by 6% to £4,165m (2005: £3,940m). This is made up of equity attributable to ordinary shareholders of £2,807m (2005: £2,688m), to other equity holders (STICS holders) of £810m (2005: £810m) and minority interest of £548m (2005: £442m). The ordinary shareholders' equity comprises share capital of £214m (2005: £214m), share premium of £2,051m (2005: £2,038m) and other reserves (mainly retained earnings) of £542m (2005: £436m).

The company's allotted and fully paid share capital at 31 December 2006 consists of 2,139m ordinary shares of 10 pence each (including 23m treasury shares). Details of the shares issued in the year are set out in note 37 to the financial statements. The holders of ordinary shares are entitled to vote at company meetings and are entitled to receive dividends. There are no rights attaching to treasury shares until they are reissued.

Issues of shares in 2007 are anticipated to include employee share schemes, final earn-out payment in respect of Lombard and the £290m convertible bonds due 2007.

Friends Provident share register at 31 December 2006

Size of investment	No. of holdings	No. of shares (Millions)	% Shares
Up to 100,000	705,876	576	27
100,001 to 1,000,000	173	64	4
1,000,001 to 5,000,000	80	189	9
5,000,001 to 25,000,000	53	551	26
25,000,001 to 50,000,000	4	156	7
50,000,001 and over	4	580	27
Total	706,190	2,116	100

Excluding treasury shares

The substantial shareholdings in the company at 31 December 2006 are set out in the Directors' Report on page 48 with details of the directors' shareholdings in the company set out in note 43 on page 162. The entire share capital of the company is free float. The major shareholders in F&C, our listed Asset Management subsidiary, at 31 December 2006 were FP plc which held 52% and Eureko BV which held 20%. At 31 December 2006, the free float of F&C shares was 27% and there were approximately 2,500 F&C shareholders.

The company's share price increased by 15% during 2006 (2005: 23%) and was 217p at 31 December 2006 (2005: 189p). In 2006 the FTSE 100 Index increased by 11% (2005: 17%). The share price of F&C increased by 19% during 2006 (2005: decreased by 29%) and was 211p at 31 December 2006 (2005: 177p). In 2006, the FTSE 250 Index increased by 27% (2005: 27%).

The total shareholder return for the company's shareholders for the year was 19.0% compared with 14.4% for the FTSE 100 and 22.4% for the FTSE 350 Life Insurance Sector. Cumulatively for the past 4 years, the total shareholder return was 119% compared with 81% for the FTSE 100 and 109% for the FTSE 350 Life Insurance Sector.

The total dividend for 2006 of 7.85 pence per share (including the proposed final dividend of 5.2 pence per share) represents an increase over 2005 of 2%. This is covered 2.3 times (2005: 1.1 times) by IFRS underlying profit after tax and minority interests. After deducting the basis and regulatory changes discussed above, the dividend cover is approximately 1.5 times. The 2006 dividend is covered more than 5 times by available distributable reserves in the company and FPLP. The increase in dividend is in line with our policy of providing dividend growth up to the rate of inflation.

The company's market value at 31 December 2006 amounted to £4,603m (2005: £3,970m). The market value of our listed Asset Management subsidiary amounted to £1,018m (2005: £845m). Our 52% holding in this company (and included in the pro forma embedded value) has increased by 21% to £534m (2005: £441m).

The embedded value, on a pro forma basis, has increased by 6% to £3,660m (2005: £3,464m) as set out below:

Figures in £m	2006	2005
Shareholders' invested net assets	**1,164**	1,064
Value of in-force Life & Pensions business	**2,031**	2,019
Market value of Asset Management business	**534**	441
Other (mainly provision for future corporate costs)	**(69)**	(60)
	3,660	3,464

As at 31 December 2006, the Shareholders' net assets were invested broadly in a mix of 44% equities and 56% fixed interest securities and cash.

The difference between the embedded value and the market value represents the value that the market places on the future prospects of the company to generate profits from writing new business and other intangible assets such as goodwill.

Cash generation and long-term borrowings

Shareholder cash generation is set out below:

		2006 Cash consumption	2006 Cash generation	2005 Cash consumption	2005 Cash generation
UK Life & Pensions	New business strain	£295m		£261m	
	In-force surplus		£507m		£253m
	Taxation		£35m		£102m
International Life & Pensions	New business strain	£65m		£63m	
	In-force surplus		£99m		£71m
	Taxation	£1m		£2m	
***Sub total:* Life & Pensions net cash operating surplus**			£280m		£100m
	Other operating surplus/(deficit)		£1m	£8m	
	Investment return		£31m		£87m
	F&C dividend received		£28m		£27m
***Sub total:* cash generated by the business before finance items**			£340m		£206m
	Dividends paid	£164m		£157m	
	Securitisation	£86m		£49m	
	Financial reinsurance	£69m		£17m	£40m
	Other finance items	£76m		£36m	
Total movement		£55m		£13m	

Total cash generated before application to financing items increased to £340m up from £206m in 2005. Significant contributions to this increase are: £151m from the impact of implementing the reserving rule changes in PS06/14 for some products, and £123m from the release of excess prudence in morbidity reserves on income protection business. When we complete the implementation of the changes in PS06/14 for the remainder of the affected products, we expect there to be a similar in-force item for 2007.

The new business strain has increased to £295m (2005: £261m) due to increased levels of new business, partially offset by lower new business strain due to the reserving basis changes. The in-force surplus has increased to £507m (£2005: £253m) mainly as a result of the above impacts. The tax credit of £34m (2005: £100m) arises from the offset of taxable profits against increased expenses following losses on the fixed interest investment portfolio. The 2005 figure benefited from relief for brought forward tax losses. We expect tax credits to arise in future periods, albeit at a lower level than in 2006. After application of this surplus to repaying financial engineering, capital payments (including the Lombard earn-out) and payment of the 2006 dividend, there was a modest cash outflow of £55m (2005: £13m outflow) which reconciles to shareholder cash resources as follows:

	2006 £m	[illegible]	[illegible]
Shareholders' invested net assets	**1,164**	1,064	100
Securitisation	**93**	179	(86)
Financial reinsurance	**-**	69	(69)
Shareholder cash resources	**1,257**	1,312	(55)

The Group's long-term borrowings, including STICS (which are treated as equity in IFRS) are set out below:

Long-term borrowings	Coupon %	2006 £m	2005 £m
Subordinated liabilities:			
£215m FP Finance PLC undated subordinated guaranteed bonds (repaid 2006)	9.125	-	215
£260m F&C subordinated debt	Various	**258**	-
£10m Lombard undated subordinated loans	Various	**10**	10
£10m F&C subordinated loan	6m LIBOR + 1.05	**-**	10
Debenture loans:			
£280m Box Hill Life Finance plc securitisation notes – class A-1 due 2016	3m LIBOR + 0.20	**198**	280
£100m Box Hill Life Finance plc securitisation notes – class A-2 due 2019	3m LIBOR + 0.23	**100**	100
£6m Friends Provident Investment Holdings plc loan notes due 2006	LIBOR - 0.50	**-**	6
£230m F&C Commercial Property Trust (a policyholder investment) secured bonds due 2017	5.23	**229**	229
€35m Lombard financial reinsurance treaty	LIBOR + 2.00	**24**	22
£18m Friends Provident plc loan notes due 2011	LIBOR - 0.75	**18**	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007	5.25	**283**	276
Total long-term borrowings		**1,120**	1,148
Subordinated borrowings (designated as equity under IFRS)			
£300m Friends Provident plc STICS callable 2019	6.875	**297**	297
£500m Friends Provident plc STICS callable 2015	6.292	**495**	495
Total long-term borrowings including STICS		**1,912**	1,940

Borrowings are net of capitalised issue costs.

Full details of the Group's long-term borrowings are set out in note 32 to the financial statements.

Group financial strength

The Group remains financially strong and our financial standing has been further improved during 2006.

We continue to manage our business financially on the basis of our economic capital. We have developed a sophisticated economic capital model, which has helped with setting our financial risk appetite and our continued drive for capital efficiency. We look at risks arising from 3 key sources: Strategic, Financial and Operational, with due account taken of diversification where appropriate. The outcome from the model has resulted in a number of actions to manage financial risk and such modeling forms the basis for discussions with the FSA to agree the individual capital requirements for each company based on an assessment of its own risk profile.

EEV required capital is set at the higher of regulatory and economic capital. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £200m (2005: £100m).

In addition to maintaining our economic capital, we also ensure that we comply comfortably with all other regulatory capital requirements. These include the realistic solvency requirement for our FPLP with-profits business, our regulatory solvency in accordance with FSA regulations for the remainder of our UK Life & Pensions business and Asset Management business, local regulatory requirements for overseas businesses and our Group solvency requirements as detailed on these pages.

We have continued to make good progress in reducing financial risk in the business and these actions are reaping tangible benefits, for example with our management of the FPLP With-Profits Fund and the staff pension scheme.

Note: All indicators are quoted as at 31 December for each year.

Group capital

The Life & Pensions capital statement shows the available capital resources compared with the regulatory capital requirements. The Group also has to file an annual Insurance Groups Directive (IGD) return setting out the capital resources and capital requirements of the whole Group.

The Life & Pensions capital statement, drawn up in accordance with FRS 27, is set out in note 29 to the financial statements.

The total available capital resources, calculated on a realistic basis for the FPLP With-Profits Fund and on a regulatory basis for all other funds, amounts to £2.5bn (2005: £2.5bn).

The regulatory capital requirement is £0.7bn (2005: £0.7bn). Therefore the excess capital resources over the capital requirement amounts to £1.8bn (2005: £1.8bn).

The bulk of the Group's capital is held outside the with-profits funds and, consequently, can be deployed around the Group with a relatively high degree of flexibility.

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital held within a long-term fund. On this measure, the provisional surplus Group capital resources were approximately £1.0bn at 31 December 2006 (2005: £0.8bn). The increase arises from recent regulatory changes and improved capital management.

Life & Pensions excess capital resources


2006
£1,832m
2005
£1,813m
2004
£1,202m

This shows the overall surplus capital over regulatory requirements in respect of the Group's Life and Pensions business as set out in note 29. Comparable figures for 2003 have not been produced on this basis.

FPLP Realistic solvency

The Realistic Balance Sheet is an integral part of how we manage the with-profits business of the Group.

The assets and liabilities of the FPLP With-Profits Fund are calculated on a realistic basis. Policyholder liabilities (including options and guarantees) are valued using a market consistent stochastic model.

At 31 December 2006, surplus assets amounted to £254m and the Risk Capital Margin (RCM) was £220m. Our objective is to manage the Fund so that, over time, the RCM should be covered from assets within the Fund. Accordingly the excess assets have been reserved for policyholders via a reduction in future guarantee charges leaving residual surplus assets of £220m. At 31 December 2005, surplus assets amounted to £236m and the RCM amounted to £276m leaving £40m to be met by surplus assets outside the Fund.

The FPLP With-Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

Risk Capital Margin coverage from within the FPLP With-Profits Fund


2006 WPF surplus assets
£220m
2006 Risk Capital Margin (RCM)
£220m
2005 WPF
£236m
RCM
£276m
2004 WPF
£131m
RCM
£279m
2003 WPF
£81m
RCM
£216m

FPLP Regulatory solvency

FPLP also reports regulatory solvency using the FSA Peak 1 valuation rules. These rules focus on the adequacy of resources to meet existing guaranteed benefits.

In addition to a realistic basis, the solvency for FPLP's With-Profits Fund is assessed on a regulatory basis. The two calculations are then compared and the more onerous requirement is applied. For 2006 and 2005 the more onerous requirement for FPLP has been the realistic basis.

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the capital requirements) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 22.2% at the end of 2006 (2005: 18.3%) and available assets to meet capital requirements have increased from £3.5bn to £3.9bn. The main reasons for the increase are the investment return achieved during the year and changes to the regulatory requirements.

The quality of our regulatory capital is very high and does not include any implicit items.

FPLP Free Asset Ratio

2006	22.2%
2005	18.3%
2004	12.2%
2003	10.1%

Financial strength ratings

External agencies, such as Standard & Poor's, Fitch and Moody's regularly perform independent assessments of the financial strength of life companies and publish their ratings.

FPLP
Standard & Poor's has maintained FPLP's rating unchanged at A+ with a stable outlook.

Fitch has maintained FPLP's rating unchanged at A+ with a stable outlook.

Moody's upgraded FPLP's rating in July 2006 to A1 with a stable outlook.

Friends Provident plc
Standard & Poor's has maintained FP plc's rating unchanged at A- with a stable outlook.

Fitch has maintained FP plc's rating unchanged at A- with a stable outlook.

Moody's upgraded FP plc's rating in July 2006 to Baa1 with a stable outlook.

Standard & Poor's credit rating for FP plc

2006	A- stable
2005	A- stable
2004	BBB+ stable
2003	BBB+ stable

The Standard & Poor's credit rating of A- means 'Strong capacity to meet financial commitments, but somewhat susceptible to adverse economic conditions and changes in circumstances. The minus sign shows the relative standing within the rating category. Stable means unlikely to change.'

Financial risk reduction

We actively manage financial risk and have taken a number of initiatives to reduce our exposures.

FPLP's With-Profits Fund
Our overall aim remains to balance risk to shareholders with maximising returns to policyholders whilst ensuring guarantees are met as they fall due. Particular activities include:

- Managing the proportion of equities and property backing the asset shares. At 2006 year-end this proportion was 54% (2005: 52%)
- Active management of bonuses and any market value reduction factors
- Hedging strategies to mitigate market and interest rate risks.

The gross investment return achieved by the FPLP With-Profits Fund in 2006 was 8.1% (2005: 16.5%).

Other Life & Pensions Funds
We carry out other risk mitigation activities outside the FPLP With-Profits Fund, including cash flow matching and other inflation and interest rate hedging.

Pension schemes
The principal defined benefit scheme, Friends Provident Pension Scheme, is in a healthy position. At 2006 year-end there was a small deficit of £31m equivalent to 3.4% of assets (2005: deficit £59m).

The near fully funded position is partly due to the investment performance but is also due to the success of ongoing risk management activities including:

- The individual derivative hedges against the risk of inflation have been exchanged for positions in ten liability driven investment pools which better match the liabilities of the scheme
- Employer and employee contributions were increased in 2006
- From July 2007, the scheme will be closed to new entrants with a defined contribution plan for new employees to be introduced.

The financial position of the pension schemes is further discussed in note 10 to the financial statements.

Provisions

The Group has made provision for liabilities in respect of defined pension scheme deficits, review of past sales for potential mis-selling, future consideration in respect of the acquisition of Lombard and other liabilities. In total the accounting provisions amount to £215m (2005: £364m). In addition £40m (2005: £80m) of provisions are included within actuarial liabilities. Details are set out below.

Pension schemes – The Group operates several defined benefit pension schemes which are discussed in note 10 to the consolidated accounts.

The main scheme is the Friends Provident Pension Scheme to which the majority of the Group's UK Life & Pensions employees belong. This scheme will close to new entrants in 2007 and had a deficit of £31m (2005: £19m) which is small in the context of assets of £911m (2005: £888m). The F&C schemes (which are closed to new entrants) had a deficit of £46m (2005: £48m) in the context of assets of £134m (2005: £116m).

The total pension scheme deficit presented in the IFRS accounts amounts to £77m (2005: £107m). The 2005 figure excludes £40m of managed pension fund assets which were treated as non transferable under IFRS. At 31 December 2006 there were no non-transferable assets.

In addition the Group operates defined contribution schemes for F&C and FPI where no provisions are necessary. Lombard does not operate a pension scheme.

Deficits in pension schemes

2006	+15%	£77m
2005		£67m*

** After netting with managed fund pension fund investment of £40m*

Mis-selling provisions – Provisions have been established for the estimated likely cost of redress, including administration costs, arising from the review of past sales. There is some uncertainty involved in these provisions, which have been calculated on a best estimate basis taking into account recent Group and industry experience.

The total provision for mortgage endowment complaints has reduced from £109m to £37m with £41m (2005: £58m) paid out in the year. In 2006 there was a release of £31m of the provision with £3m being attributed to shareholders (as a non-recurring item). The majority of the remaining mortgage endowment redress compensation is expected to be settled within the next two years. The provision at 31 December 2006 is split between an accounting provision of £20m (2005: £49m) and an actuarial provision of £17m (2005: £60m).

Endowment review

2006	-66%	£37m
2005		£109m

A review of certain past sales by our direct salesforce (which is now closed) is being undertaken, mainly in respect of inheritance tax planning policies. There has been no change to the estimated total cost although the total provision has reduced from £33m to £26m with £7m (2005: £7m) paid out in the year. The provision at 31 December 2006 is split between an accounting provision of £3m (2005: £13m) and an actuarial provision of £23m (2005: £20m).

Review of past sales

2006	-21%	£26m
2005		£33m

Future consideration for Lombard – The acquisition of Lombard in January 2005 allowed for future consideration (earn-out) based on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. The total earn-out has been estimated at €551m with €440m having been settled by 31 December 2006. The estimated final amount of €111m (£75m) has been provided for at 31 December 2006 and will be settled in April 2007. The provision established at 31 December 2005 for future earn-out amounted to €213m (£146m) and included an estimated final amount of €128m (£87m).

Future consideration for Lombard

2006	-49%	£75m
2005		£146m

Other provisions – Other provisions total £40m (2005: £49m) and include: future costs relating to vacant properties of £14m (2005: £18m), unclaimed shares following demutualisation of £9m (2005: £9m) and sundry provisions of £17m (2005: £22m).

Other provisions

2006	-18%	£40m
2005		£49m

Conclusions and Outlook

The successful development of the Friends Provident Group has continued throughout 2006, driven both by sales growth and expense efficiencies. Our growth is underpinned by a very strong capital base, and adequate cash flows have been generated to sustain our dividend policy. We also continue to place high emphasis on effective risk management.

The structure of the Group remains organised around its three core business segments of UK Life & Pensions, International Life & Pensions and Asset Management. The Group strategy that has been in place since before our 2001 stock exchange flotation continues to deliver value.

In UK Life & Pensions, record levels of new business have been achieved. Sales were up by 30% whilst acquisition costs increased by 5%. As a result, the contribution to profits generated by new business increased by more than two-thirds. Our approach is to build on our already strong positions in the pensions and protection segments, and to renew our focus on investment business through entry into the wrap market by the end of this year. In 2007, we expect the overall life and pensions market to grow by 5-10%, our share of the market to increase and overall product margins to continue to improve as a result of operational leverage. However, recent market turbulence, if prolonged, may have a dampening effect.

We have continued to extend the diversity of our international businesses, which provide some 40% of our total sales and almost half of our total Life & Pensions new business profits, reflecting the generally more profitable nature of international territories. Friends Provident International (FPI) achieved record sales, up 16% on 2005, successfully entered the German personal pensions market, and received licence approval to operate in Singapore. These activities reflect FPI's approach, which is to look for growth opportunities in new markets. FPI's trading prospects remain very good.

Lombard also achieved record sales growth, well above trend at 40%. Lombard's primary focus remains on further developing the already strong relationships secured with distributors. The new Swiss office supports this approach, as does Lombard's continued investment in quality people. Lombard is particularly impacted by tax regime changes, which can present positive opportunities as in Italy, or negative as in Mexico in late 2006. Whilst many of the situations that came together to drive the 2006 growth are unlikely to be repeated in 2007, we remain confident about the opportunities across the diverse and well-regulated markets in which Lombard operates.

Throughout 2006, our asset management company, F&C, has continued to put in place the significant building blocks required to turn the business around. The management framework has been comprehensively restructured and the investment teams strengthened. Significant progress has been made to introduce a culture focused on performance, and products have been developed for higher-margin business, both of which are already having a positive impact. F&C has announced an accelerated growth plan, which will encompass further new product and distribution initiatives, and which we believe will generate higher margins and new revenue streams well beyond 2007. This plan requires increased investment in the business during 2007, to be financed through a rebasing of the F&C dividend. The approach is to have products appropriate for the changing marketplace, and to attract and retain quality people with the capability to drive up investment performance.

In summary, we are announcing another year of strong results founded principally on profitable growth in our life and pensions businesses, both in the UK and abroad.

As to outlook, in UK life and pensions our goal for the next two years remains to build our market share significantly and profitably, for which we are investing accordingly. Beyond that, we continue to expect the international life and pensions businesses to have greater potential for sustained growth at a higher margin than the UK and believe that we have the right business model in place to exploit that potential. In asset management, F&C has the potential to grow and generate substantial earnings for the Group, as its growth plan progresses. We therefore believe that Friends Provident has attractive growth credentials.

Corporate Social Responsibility report

> I am eager to continue to drive the Group's CSR strategy forward, as it is fundamental to our future success and will further differentiate us in the marketplace.

Philip Moore, Group Chief Executive

Dow Jones Sustainability Indexes
Member 2006/07

FTSE4Good

Business in the Community
CORPORATE RESPONSIBILITY INDEX 2006

customer impact

CARBON TRUST
Making business sense of climate change

Business in the Community

LBG

Forum for the Future

FRIENDS PROVIDENT Foundation

Stewardship
22 YEARS OF UK ETHICAL INVESTMENT

reo™

FRIENDS in the community

INVESTOR IN PEOPLE

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men women workplace

THE TIMES TOP 50 WHERE WOMEN WANT TO WORK 2006

Best Places to work in IT 07
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The Friends Provident Group is more diverse and international than ever before, and our Corporate Social Responsibility (CSR) initiatives have evolved to reflect this. Each part of the business – UK Life & Pensions, International Life & Pensions and Asset Management – has its own approach appropriate to their business, underpinned by an overarching strategy from the Friends Provident plc board and our statement of business principles.

The Group aims to be one of the most successful and progressive international financial services groups. Achieving this depends on the trust and support placed in us by our stakeholders: our customers, shareholders, business partners, employees, local communities and society at large. We recognise that the long-term interests of our stakeholders are best served by acting in a responsible manner. Our business continues to live up to the distinct values and reputation that have underpinned it since our foundation. Acting responsibly not only gives us a competitive advantage, it will also ensure that our business continues to meet our stakeholder needs in the long term.

Following Keith Satchell's retirement, I am delighted to take over the leadership of our CSR programme. These pages pick out some of the highlights from this programme in 2006. I am eager to continue to drive the Group's CSR strategy forward, as it is fundamental to our future success and will further differentiate us in the marketplace.

For a full account of our CSR strategy and performance, please visit www.friendsprovident.com/responsibility to view our 2006 Corporate Social Responsibility Report.

Philip Moore, Group Chief Executive
19 March 2007

Material issues

In 2005 the Group worked with Forum for the Future to identify our material issues. This year we have focused on the six key issues most aligned to the needs of our stakeholders. These are trust and confidence, responsible investment, financial capability, community, climate change and our people. These pages outline our approach to each of these issues.

In 2007 we are engaging with a number of opinion formers amongst our stakeholders about our material issues. We will then adapt our strategy accordingly, and further align our business strategy with our stakeholder needs.

Governance

The Group has a well-developed and integrated CSR management system, which includes the following:

- Main Board responsibility
- Group-wide strategic execution
- Two CSR managers
- Defined roles and responsibilities across the Group
- Performance indicators for all main impact areas
- An objective and target-setting mechanism built into the Company's strategic and business planning process
- An internal communication programme
- An internal verification process.

Risk

CSR risks and opportunities are regularly identified through the Group's risk management process. Quarterly reports from each business unit specifically cover CSR-related risks and opportunities, embracing social, ethical and environmental issues.

In compliance with the ABI Disclosure Guidelines on Socially Responsible Investment, key CSR-related risks have been assessed and include recruitment and retention of key employees, responsible investing, community relations, financial literacy levels, climate change, mis-selling issues and bribery and corruption. Further information on the Group's investment controls and risk management can be found throughout this publication.

Memberships

During 2006 the Group has maintained its inclusion in both the FTSE4Good and the Dow Jones Sustainability World Indices and was again rated in The Sunday Times 'Companies that Count' based on an annual assessment by the charity Business in the Community. In addition, F&C is listed separately in FTSE4Good and is a member of the Property Environment Group Index and the Corporate Leaders' Group on Climate Change.

We are working with a number of CSR expert bodies, such as Forum for the Future, PricewaterhouseCoopers and Context, to develop our CSR strategy and initiatives. We are active members of the CSR community and are members of the Corporate Responsibility Group, the London Benchmarking Group and Business in the Community.

TRUST AND CONFIDENCE

2006 Highlights

- Awarded Life Insurer of the Year at the British Insurance Awards 2006.
- UK Life & Pensions supports the Customer Impact Scheme and produced a Caring for Customers report, available at www.friendsprovident.com/reports
- UK Life & Pensions and F&C reviewed operations to verify alignment with the principles of Treating Customers Fairly (TCF).

Treating Customers Fairly

Friends Provident is committed to providing its customers with the highest level of service. TCF is one initiative that helps us to do this. UK Life & Pensions Sales has produced a 'TCF Toolkit' to use with our largest distributors, proactively promoting TCF. As a responsible insurer, we engage with our distributors to ensure our TCF principles are aligned. We have trained our sales managers on how to apply the toolkit in their relationships with our strategic partners to ensure TCF principles are embedded in our distributors' selling practices. This is one example of how we have moved from discussing products to providing longer-term business consultancy for our distributors, improving the end result for our customers.

2007 Plans

- Continue to place the principles of TCF at the centre of our activities.
- UK Life & Pensions to do further work and develop KPIs in response to the Customer Impact feedback.

RESPONSIBLE INVESTMENT

2006 Highlights

- The Group's Stewardship range of ethical funds for retail investors is still the market leader. For more information please visit www.friendsprovident.com/sri
- Winner of 'best ethical investment provider' award from Investment, Life and Pensions Moneyfacts.
- F&C engaged with 640 companies on a range of issues such as climate change and human rights.

Shareholder engagement

F&C's 'responsible engagement overlay' ***reo***® service uses its influence as a shareholder to encourage the companies in which it invests to improve their corporate social responsibility practices, thereby improving business performance. For example, in anticipation of the 2006 football World Cup, F&C engaged with global sportswear brands, highlighting the potential risks associated with poor labour standards in their supply chains, and recommended a number of actions the companies could take. F&C continues to monitor this issue.

2007 Plans

- F&C to increase engagement on climate change, with focus on high-risk sectors including insurance.
- F&C to engage regulators and emerging markets companies over corporate governance standards for London listings.
- F&C to continue engaging on a range of issues. For full list please see the Group CSR report at www.friendsprovident.com/responsibility

FINANCIAL CAPABILITY

2006 Highlights

- Friends Provident Foundation donated over £800,000 in grants for financial capability programmes.
- Continued support for **pfeg**, an educational charity focused on providing financial literacy materials to schools.
- UK Life & Pensions, in conjunction with Life Academy, created a personal finance education website for group pension scheme members.

Save yourself a fortune

The Friends Provident Foundation is a grant-making charity focusing on the right use of money in society, with programmes initially centred on addressing financial exclusion. 'Save yourself a Fortune', run by the Public Service Broadcasting Trust, is one initiative that benefited from a grant this year. The project was designed to encourage a TV audience to save up to £100 per week by learning how to reduce the cost of their everyday household bills. It targeted people through the early evening news, inviting viewers to call and book a free money saving session plus a CD-ROM to help prevent them getting into debt in the future. Over 11,000 viewers attended these sessions.

Full details of the Foundation can be found on its website at www.friendsprovidentfoundation.org

2007 Plans

- The Foundation to research financial exclusion in the UK, enabling it to be more pro-active in its grant-making.
- UK Life & Pensions to provide web-based tools to help customers manage their finances.

CLIMATE CHANGE

2006 Highlights

- Selected as a carbon champion by The Times.
- Recycled paper now used across all UK sites.
- Rolled out a new recycling and waste system across UK Life & Pensions and FPI head offices.
- Recycled 43% of waste across the Group.

The Carbon Trust

The Group has been working with the Carbon Trust to identify more ways it can further reduce the carbon footprint of its UK offices; the ultimate aspiration is to become carbon neutral. The Group's premises, IT services, transport policy and working practices have been studied and employees' awareness of energy efficiency checked. Recommendations have been novel but also realistic; replacing old boilers with solar panels or biomass boilers, upgrading IT systems to reduce energy consumption without compromising security, encouraging video conferencing and replacing some company cars with hybrid vehicles are just a few examples.

2007 Plans

- Publish a 3-year carbon management programme for UK offices, based on our work with the Carbon Trust.
- F&C to offset carbon emissions from travel.
- Lombard to implement a recycling programme as part of its environmental management programme.

COMMUNITY INVESTMENT

2006 Highlights

- Group commitment to work towards giving 1% of pre-tax profit to the community, targeting 0.5% in 2007.
- Group charitable donations exceeded £1m in 2006.
- Lombard has continued its relationship with SOS Villages d'Enfant through corporate donations and employee fundraising.

FRIENDS in the community

FRIENDS in the community, our new community investment programme launched in December, represents a step change in UK Life & Pensions and FPI's approach to charitable support, aligning company giving with employees' interests, and encouraging employees to help their communities in whichever way they choose. The programme comprises three schemes; FRIENDS raise, matching employees' fundraising up to £500 each year; FRIENDS give, doubling the matching of payroll giving from £10 to £20 each month; and FRIENDS volunteer, donating 'recognition grants' of £500 to volunteers for charitable organisations and co-ordinating team challenge days for employees to give something back to their community.

2007 Plans

- Extend F&C's charitable donations policy to include 'charities of the year' and a schools programme.
- UK Life & Pensions to start a numeracy and financial literacy programme with a Tower Hamlets school.
- F&C to continue working with the UK Career Academy.

PEOPLE CAPABILITY

2006 Highlights

- UK Life & Pensions successfully reassessed as an Investor in People.
- UK Life & Pensions attained the Business in the Community 'Opportunity Now' silver award.
- Group employee absence was 2.95%.
- F&C launched Performance First, which includes a cultural change programme to challenge and motivate employees.

FPI recruitment

Unemployment on the Isle of Man is extremely low, meaning recruitment and retention are key issues for FPI's office on the island. FPI continuously consider new initiatives to encourage people to work for, and stay with, Friends Provident. The office provides a subsidised minibus service for commuters from Douglas, an internet café for private use, and a gym and relaxation area. The Isle of Man office was accredited as an Investor In People for the first time in 2006 and there has been a large reduction in avoidable turnover – down from 20% in 2005 to 14% in 2006.

2007 Plans

- Implement aspects of the UK Life & Pensions and FPI's people strategy.
- F&C to extend their Performance First programme to include further initiatives in 2007.

Board of directors

Sir Adrian Montague
CBE, MA, Solicitor, 59, Chairman

Appointed Chairman in May 2005, having been appointed an independent director in October 2004. Chairman of the Investment Committee and member of the Nomination Committee. Currently the non-executive Chairman of British Energy Holdings plc, Michael Page International plc and Infrastructure Investors Limited. A Trustee of the Waterways Trust and a director of London First.

Formerly Deputy Chairman of Network Rail and Chairman of Cross-London Rail Links Limited (Crossrail). Previously Chief Executive of the Treasury Taskforce and Deputy Chairman of Partnerships UK plc. In his early career, he was a partner of Linklaters & Paines, and subsequently the Global Head of Project Finance for Dresdner Kleinwort Benson.



Philip Moore
TD, MA, FIA, 47, Group Chief Executive

Appointed Group Chief Executive on 1 January 2007, having joined Friends Provident plc on 1 July 2003 as Group Finance Director and appointed an executive director in September 2003. Member of the Investment Committee. A non-executive director of F&C Asset Management plc since January 2005. Trustee of Childhood Eye Cancer Trust.

Previously at AMP (UK) where he was Corporate Director of Finance and Head of Mergers and Acquisitions, having been Finance Director and Actuary of NPI on its acquisition by AMP. Prior to joining NPI in 1998 he spent nine years at PricewaterhouseCoopers, initially in London and then based in Hong Kong as the partner responsible for the firm's East Asia insurance consultancy practice.



Lady Judge
BA, JD, 60, Deputy Chairman, senior independent director

Appointed a director and Deputy Chairman in June 2001 having been an independent director of Friends' Provident Life Office from 1994 to 2001 and its Deputy Chairman from 1998 to 2001. Chairman of the Remuneration Committee, Deputy Chairman of the Investment Committee and a member of the Nomination Committee. Chairman of the UK Atomic Energy Authority, of the School of Oriental & African Studies, of LIFE IC Limited, of the Professional Standards Advisory Board of the Institute of Directors and Deputy Chairman of the Financial Reporting Council. A director of Quintain Estates and Development plc, Private Equity Investor plc, Portmeirion Group PLC, Hardy Underwriting Group plc, Planet Group Inc., Eaglet Investment Trust PLC and Nationwide Accident Repair Services plc. A former commissioner of the United States Securities and Exchange Commission.





Christopher Jemmett
70, independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. An independent director of F&C Asset Management plc (called ISIS Asset Management plc until October 2004) since February 1998 (when its name was Friends Ivory & Sime plc) and its Deputy Chairman and senior independent director since May 1998. Chairman of F&C's Audit and Compliance Committee. Non-executive director and deputy chairman of Origo Sino-India plc.

Former director and member of the Executive Committee of Unilever PLC and Unilever NV and a former member of the Council of The Crown Agents Foundation.

Will retire from Friends Provident's and F&C's boards at the close of the respective AGM 2007.



Ray King
BSc, FCA, MCT, 53, independent director

Appointed a director in January 2004. Member of the Audit and Compliance and Investment Committees. Group Finance Director for BUPA since 2001. Member of the Association of Corporate Treasurers.

Formerly the Deputy Chief Executive of Parity Group plc, Director of Group Finance and Control at Diageo plc and Group Finance Director of Southern Water plc.

Alison Carnwath
BA (Hons), ACA, 54, independent director

Appointed a director in December 2002. Member of the Remuneration and Audit and Compliance Committees and, since April 2004, has chaired the With-Profits Committees of Friends Provident's regulated wholly-owned life and pensions operating companies. Non-executive Chairman of ISIS Equity Partners LLP. Non-executive director of Gallaher Group plc, Glas Cymru Cyfyngedig (Welsh Water), Land Securities plc and Man Group plc. Chairman of Glas Cymru's Remuneration Committee and Man Group's Audit Committee.

Previously a Managing Director of the US investment bank, Donaldson, Lufkin and Jenrette International, before it merged with Credit Suisse Group in 2000. Formerly a director of J Henry Schroder Wagg & Co Ltd, National Power plc, Arcadia Group plc, QA Group plc, The Vitec Group plc and Nationwide Building Society.



Alain Grisay
LLM, MA, 53, Chief Executive, F&C Asset Management plc

Appointed an executive director and member of the Investment Committee on 1 January 2006. Chief Executive of F&C Asset Management plc.

Joined the board of F&C Asset Management plc in October 2004 on completion of the merger of ISIS Asset Management plc and F&C Group (Holdings) Limited (F&CGH) where he was previously Deputy Chief Executive of F&CGH and Head of Institutional Business. Previously at JP Morgan for 20 years, as a Managing Director responsible for the investment bank's market client business in Europe.



Ben Gunn
MA, FCII, 56, Chief Executive, Friends Provident Life and Pensions Limited

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office in 2000 and Managing Director, Friends Provident Life and Pensions Limited in March 2001. A non-executive director of Lombard International Assurance S.A. Member of Life Insurance Committee of the Association of British Insurers.

Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was Managing Director of London and Manchester Assurance Limited and a Group Executive Director. Joined London and Manchester in February 1996 from Hambro Countrywide plc where he was an executive director.





The Rt Hon Lord MacGregor of Pulham Market
PC, OBE, MA, LLB, 70, independent director

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1998 to 2001. Chairman of the Nomination Committee and a member of the Audit and Compliance Committee. Also a non-executive director of Associated British Foods plc, a member of the Supervisory Board of DAF Trucks NV of Eindhoven, the Netherlands and co-chairman of the UK Food and Agricultural Advisory Board of Rabobank International. Chairman of the Slough Estates Pension Fund Trustees.

A Conservative Member of Parliament from 1974 to 2001 and a member of the Government from 1979 to 1994 including five Cabinet posts.

Deputy Chairman of Hill Samuel Bank Limited and director of Hill Samuel & Co Limited, Uniq plc (formerly Unigate plc) and Slough Estates plc.

Will retire from Friends Provident's Board at the close of the AGM 2007.



Sir Mervyn Pedelty
FCA, FCIB, FRSA, 58, independent director

Appointed a director in October 2006. Member of the Investment Committee. Also, senior independent director of Hiscox Ltd (incorporated in Bermuda), a director of Hiscox plc, Hiscox Insurance Company Ltd, Business in the Community Ltd and Chairman of FTSE4Good Policy Committee. Chairman of Hiscox' Remuneration and Nomination Committees.

Previously at The Co-operative Bank plc where he was Chief Executive from 1997 to 2004, and also Chief Executive of Co-operative Financial Services Ltd and Co-operative Insurance Society Ltd from 2002 until his retirement in 2004. Former member of the Department for Work and Pensions Employer Task Force on Pensions, a director of the Association of British Insurers from 2002 to 2004 and previous member of the Council of the British Bankers' Association and of its Chief Executive's and Audit and Remuneration Committees. Prior to The Co-operative Bank, a partner of LEK Consulting, a senior executive of TSB Group plc and a director of TSB Bank plc.



Jim Smart
B.Com, CPFA, FCCA, MBA, 47, Group Finance Director

Appointed an executive director on 1 January 2007, having joined Friends Provident in November 2006. Member of the Investment Committee. A non-executive director of F&C Asset Management plc since January 2007. Member of the Financial Regulation and Taxation Committee of the Association of British Insurers.

Previously, chief financial officer at Boots Group plc. Prior to joining Boots, he was at Abbey National plc for 15 years where he held a number of senior finance and operational positions and was a director of the group's life assurance business, Scottish Mutual Assurance plc.

Executive management

Friends Provident plc

Incorporated in England and Wales
Registered no. 4113107
Listed on the London Stock Exchange

Executive Directors
Philip Moore, TD, MA, FIA
Group Chief Executive

Alain Grisay, LLM, MA
Chief Executive, F&C Asset Management plc

Ben Gunn, MA, FCII
Chief Executive, Friends Provident Life and Pensions Limited

Jim Smart, B.Com, CPFA, FCCA, MBA
Group Finance Director

Senior Management
Nick Boakes, MA
Director of Group Communications

Mike Chadwick, ACA, ATII
Director of Group Taxation

Richard Everett, BSc, ACA
Director of Group Finance

Gordon Ellis, MA, APMI, Solicitor
Director of Legal Services and Group Secretary

Vitor Ferreira, BAcc, CA(SA)
Director of Corporate Development

Mike Hampton, MA, FPMI
Group HR Director and Director of Business Services

Brian Harrison, MA, FIA
Director of Finance, Life and Pensions

Stuart Hastings, BSc
Strategic Projects Director

Dawn Reid, LLB, FCoI
Director of Governance

UK Life and Pensions

Senior Management
Simon Clamp, BA,
Managing Director
Marketing and UK Distribution

Rocco Sepe, BSc, FIA
Managing Director International

Jane Stevens, BSc, FIA
Managing Director Operations

Richard Crouch, BSc, MBA
Director of Customer Services

Andy Jackson, BSc, FIA
Director of Information Technology

Paul Tunnicliffe, MSc (Mgmt)
Director of International

James Ward, MA
Director of Marketing

Kevin Watkins
Director of Sales and UK Distribution

International Life and Pensions

Senior Management
Paul Quirk, BSc, MBA, FIA
Chief Executive
Friends Provident International Limited

David Steinegger, BComm, FCA
Chief Executive
Lombard International Assurance SA

F&C Asset Management

Senior Management
Alain Grisay, LLM, MA
Chief Executive, F&C Asset Management plc

David Logan, BA, ACA
Chief Financial Officer

Nick Criticos, BBusSc, FIA
Head of Global Retail and Investment Trusts

Fernando Ribeiro, BEcon, MBA
Head of Investments

W Marrack Tonkin, FCCA
Company Secretary,
Head of Edinburgh Office

Directors' Report for 2006

The directors present their report to shareholders for the financial year ended 31 December 2006. This report, the reports on behalf of the Board by the chairmen of the Nomination, Audit and Compliance and Remuneration Committees and the directors' report on corporate governance that follow and the financial statements will be laid before the Annual General Meeting (AGM).

Annual General Meeting

A separate document, the Notice of AGM 2007, convening the AGM of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 24 May 2007 at 11.00 am, has been sent to registered shareholders, including those members of the Friends Provident Share Account who have elected to receive the mailing, and contains an explanation of the business to be considered at that meeting. The Notice and the above reports and financial statements are also available on the Company's website: www.friendsprovident.com/reports

Principal activities

Friends Provident plc is the holding company of the Friends Provident Group of companies and is a constituent of the FTSE 100 Index. The Group has three diversified business segments: UK Life and Pensions, International Life and Pensions and Asset Management. The principal activities are the provision of retail financial services, chiefly long-term insurance business and asset management. The UK Life and Pensions business operates through Friends Provident Life and Pensions Limited (FPLP) and its subsidiary life assurance companies. The International Life and Pensions business is serviced through subsidiary life assurance companies, Friends Provident International Limited (FPIL) in the Isle of Man, Hong Kong and Dubai and Lombard International Assurance S.A. in Luxembourg. The Asset Management business is undertaken through F&C Asset Management plc (F&C), a 52% owned, publicly listed subsidiary company. Further details of the Group's three business segments are contained on pages 10 and 11. Particulars of the main subsidiary and associated undertakings are given on page 126.

Business review and future developments

A review of the Group's development and performance is set out in the Annual Review on pages 8 to 39 and the Group Chief Executive's review on pages 6 and 7. This information is designed to provide shareholders with a balanced and understandable assessment of the Group's position and prospects, including an assessment of the principal risks and how they are managed.

Results

The Group's results for the financial review are shown on an IFRS basis in the consolidated income statement on page 70 and on a supplementary EEV basis in the summary consolidated income statement on page 166.

Dividend

The directors are recommending a final dividend for 2006 of 5.2 pence per share, payable on 29 May 2007 to all holders of ordinary shares on the register of members at the close of business on 13 April 2007. The dividend for the year, including the interim dividend of 2.65 pence per share paid on 24 November 2006, amounts to 7.85 pence per share (7.7 pence per share in 2005). The total cost of dividends for 2006 will amount to £167 million. The intention is for interim dividends to be paid in November and final dividends to be paid in May each year. The interim dividend will represent approximately one third of the anticipated total dividend.

In November 2006, the Company announced the introduction of a Dividend Re-investment Plan with effect from the 2006 final dividend payment in May 2007. This plan enables shareholders to elect to receive shares in the Company instead of cash. Further information can be obtained from the Registrar whose contact details are on the Shareholder Information page at the back of the Report and Accounts.

Share capital including treasury shares

The issued share capital of the Company as at 31 December 2006 consisted of 2,139,144,959 ordinary shares of 10p each, including 22,630,083 treasury shares. The Company first created treasury shares on 9 July 2004, having been authorised to do so at the AGM May 2004. During 2006, 17,478,172 treasury shares (2005: 5,509,717) were used to fulfil obligations under the All-Employee HM Revenue & Customs Approved ShareSave Scheme, the All-Employee Share Incentive Plan, the Executive Share Option Scheme, the Deferred Share Plan and the Executive Long Term Incentive Plan. In the period from 1 January 2007 to 19 March 2007, a further 230,808 treasury shares have been used for these purposes and a further 584 shares have been issued to satisfy the conversion rights exercised by holders of the £290 million 5.25% Convertible Bonds due 2007 issued on 11 December 2002. At 19 March 2007, 2,139,145,543 ordinary shares of 10p each are in issue including 22,399,275 treasury shares.

Details of the total issued share capital of the Company and the number of treasury shares are published by the Company on its website.

Debts

The Company issued £18,030,885 Floating Rate Unsecured Notes 2011 on 18 April 2006 to satisfy the payment of part of the additional consideration due in 2005 in respect of the acquisition of Lombard International Assurance S.A.

On 20 December 2006, F&C issued £260,000,000 subordinated loan notes, redeemable in 2026. Part of the proceeds from these notes was used by F&C to redeem £180 million term loan from FPLP which fell due in 2006.

Full details of the interest payable on the above notes are set out in note 32 of the notes to the consolidated accounts.

Purchase of own shares

The Company is, until the date of the next AGM, generally and unconditionally authorised to buy back up to 10% of its issued share capital at 10 April 2006 (211,442,061 shares). No such purchase has been made.

Substantial shareholdings

At 19 March 2007, the Company has received notifications from the following parties that they have an interest in the Company's issued share capital:

	Number of shares with direct voting rights	Number of shares with indirect voting rights	% of total voting rights of the issued share capital
AXA S.A.	16,705,691	322,608,869	16.03%
Eureko Group (1)			
Eureko B.V.	21,987,926	–	1.04%
Achmea Pension-en-Levensverzekeringen N.V.	20,300,012	–	0.96%
Capital Group International, Inc.	108,622,525	–	5.13%
Legal & General Group plc	79,064,794	–	3.73%

(1) Eureko B.V. is an indirect controlling shareholder in Achmea Pensioen-en-Levensverzekeringen N.V. Accordingly, the Eureko group of companies has an aggregate interest in 42,287,938 shares, or 2%, of the issued share capital of the Company excluding treasury shares.

Directors' interests

Details of directors' interests in shares under option as at 31 December 2006 are shown in the table on page 64. Of the directors of the Company, only Alain Grisay, an employee of F&C, holds share options in F&C. The interests of directors in the shares of the Company and its subsidiaries as at 31 December 2006 are shown in note 43 on page 162.

Directors

Details of Board members at the date of this report are set out on pages 44 and 45 together with their biographical details. All directors must be elected at the AGM following their appointment. Sir Mervyn Pedelty, who was appointed to the Board as a non-executive director on 1 October 2006 and Jim Smart who was appointed as an executive director on 1 January 2007, will offer themselves for election at the AGM 2007. In addition, one-third of the Board members must retire by rotation every year and, if appropriate, seek re-election. The directors retiring by rotation at the AGM and seeking re-election are Ray King, Sir Adrian Montague and Philip Moore. Christopher Jemmett and Lord MacGregor will retire at the AGM 2007.

The Combined Code requires that Lady Judge submits to annual re-election and the Notice of the AGM 2007 sent to shareholders fully deals with this and explains why the Board is recommending her re-election.

Other than their employment and service contracts, the indemnity granted to directors by a deed poll dated 30 January 2006 in accordance with section 309A of the Companies Act 1985 and the related party transactions referred to in note 44 on pages 163 to 164, there were no contracts in existence during or at the end of the financial year in which a director of the Company was interested.

Employees and equal opportunities

As at 31 December 2006, the Group employs a total of 5,078 people, including 813 employees at F&C and 686 within its International Life and Pensions business.

The Company aims to provide equal opportunities for all, without discrimination on the grounds of race, religion, marital status, age, gender, sexual orientation or disability in all its dealings with employees. It recruits and promotes those best suited for the job. During 2006, the Company reviewed all of its policies to ensure it complied with new legislation concerning age discrimination that became effective from 1 October 2006.

The Company respects the dignity of individuals and their beliefs. The Company does not tolerate any sexual, racial, physical or mental harassment of employees in the work place.

The Company operates flexi-time arrangements in the UK to assist employees manage their working hours.

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled, every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The methods used to implement this policy include:

- management briefings/presentations and discussion through the management structure;
- the issue of a full range of employee communications via the Company's intranet or other internal publication of relevant information, which inform employees of current issues/developments and progress;
- an established and regular staff opinion survey that encourages employees anonymously to present their views, thereby generating workplace and business improvements; and
- the establishment of effective working relationships with employee representative bodies.

The primary aim of all these activities is to ensure employees know the objectives and activities of the Company and the Group so that they can contribute fully to their continued success.

Additionally, all employees, other than those of F&C and Lombard, may participate in HM Revenue & Customs approved All-Employee Share Schemes: a ShareSave Scheme (savings-related share option scheme) and a Share Incentive Plan. In 2006, the Company introduced a Deferred Share Plan under which shares may be awarded, subject to certain performance criteria, to all employees other than executive directors, directors of business units and employees of F&C and Lombard.

Creditor payment policy

While the Company does not follow any code or standard on payment practice, it is the Company's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with their contractual and other legal obligations.

The standard payment terms of the Company and the UK Life and Pension subsidiaries require settlement within 30 days. The Company has no trade creditors.

The ratio, expressed in days, between the amount invoiced to the Group by its suppliers during 2006 and the amount owed to its trade creditors at 31 December 2006, was 16 days (2005: 16 days).

Use of financial instruments

Further information on the Group's risk management process and the policies for mitigating certain type of risks are set out on page 54. Details of the financial instruments used for these purposes are in note 30 to the consolidated accounts.

Environment

The Company's engagement and commitment to environmental issues are referred to in the Corporate Social Responsibility Report from pages 40 to 43.

Charitable and political donations

The Friends Provident Foundation is an independent vehicle through which the Company may make its charitable donations. The Foundation currently focuses its grant making activities on charities that stimulate new thinking about how money and the financial systems around it should be used to generate social good. The Foundation has made grants and donations to various bodies including charities that the Company traditionally has supported. The Group provides various administrative services to the Foundation free of charge. In 2006, donations to charitable organisations paid by the Group and grants approved, including outstanding commitments from previous years of £1.04 million, by the Foundation amounted to £2,028,740 (2005: £1,954,539).

In addition to the giving through the Friends Provident Foundation, Friends Provident has during 2006 introduced new initiatives to promote charitable giving through staff participation. Full details of these initiatives can be found in the Corporate Social Responsibility Report.

No political donations were made during 2006 (2005: nil).

Directors and officers – Indemnity and insurance

The Company maintains insurance cover with respect to directors' and officers' liabilities. In addition, the Company has granted an indemnity in favour of directors and officers of companies within the Group in accordance with Article 140 and the provisions of section 309A of the Companies Act 1985 against personal financial exposure that they may incur in the course of their professional duties. Copies of the indemnity are available for inspection at the Company's registered office.

Adequacy of the information supplied to the auditor

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Statement of going concern

After making enquiries, the directors are satisfied that the Company and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Auditor

The Company's auditor, KPMG Audit Plc, has indicated its willingness to continue in office and, on the recommendation of the Audit and Compliance Committee, a resolution to reappoint KPMG Audit Plc as auditor to the Company, and to authorise the directors to fix their remuneration, will be proposed at the AGM.

On behalf of the Board



Gordon Ellis
Company Secretary
19 March 2007



Corporate Governance Report and Committee Reports

The Board

The Board provides leadership of the Group and, either directly or through the operation of committees of directors and delegated authority, brings an independent judgment on all issues of strategy, performance, resources (including key appointments) and standards of conduct. The Board sets the Group's strategic aims, which it then implements through its approval and regular monitoring of a business plan and budget prepared by the executive directors. The business plan specifies key developments towards the strategic objectives that are to be achieved by management within an agreed budget. The Chairman, together with the Company Secretary, ensures that the directors receive timely and clear information on all relevant matters. At board meetings, directors receive reports from finance, risk management and each of the key business areas. The Board, supplied with information that is both timely and appropriate, deals with those matters specifically reserved for its decision, and takes all material decisions affecting the Group. These include acquisitions, sales, capital structure, financing, the establishment of board committees and their terms of reference, and the oversight and review of the operation and achievement of the Group's activities. During 2006, it has been the practice for non-executive directors to have a private session after each board meeting without the executive directors being present. The boards of F&C and the UK and international insurance subsidiaries also meet separately and regularly to monitor and direct the operations of those businesses and report, on a timely basis, through the respective chief executives, to their immediate controlling companies.

Board membership, attendance and balance

The current membership of the Board and the significant commitments of the directors are stated on pages 44 and 45. The names of the chairman and members of each of the Audit and Compliance, Nomination and Remuneration Committees are stated in the reports of those committees.

During 2006, the Board met on 10 occasions, and directors also attended an off-site strategy meeting. The total number of meetings including Board committees and the attendance of directors at these meetings are shown as follows:

Total number of meetings (see key below)	**B** 10	**A&C** 7	**N** 10	**R** 8	**I** 4
Sir Adrian Montague Chairman	10	–	9	–	4
Lady Judge Deputy Chairman, and senior independent director	10	–	9	8	4
Alison Carnwath Non-executive director	10	6	–	8	–
Christopher Jemmett Non-executive director	10	7	–	8	4
Ray King Non-executive director	9	7	–	–	4
Sir Mervyn Pedelty* Non-executive director	3	–	–	–	1
Lord MacGregor of Pulham Market Non-executive director	10	7	10	–	–
Keith Satchell Group Chief Executive	10	–	–	–	4
Ben Gunn Chief Executive FPLP	10	–	–	–	–
Philip Moore Group Finance Director	10	–	–	–	4
Alain Grisay Chief Executive F&C	10	–	–	–	4

*appointed on 1 October 2006

KEY:
- **B** Board
- **A&C** Audit and Compliance Committee
- **N** Nomination Committee
- **R** Remuneration Committee
- **I** Investment Committee

The Board accepts the Nomination Committee's assessment and considers all six non-executive directors (which expression excludes the Chairman) to be independent in character and judgment and is not aware of any relationships or circumstances which are likely to affect, or could appear to affect, the judgment of any of them. Christopher Jemmett and Lord MacGregor are both now aged 70 and in accordance with the Company's policy will retire at the 2007 AGM. Notwithstanding Lady Judge was first elected to the Board of Friends' Provident Life Office in May 1994 and to the Board of the Company in June 2001, the Board is entirely satisfied that Lady Judge is independent in character and judgment, that there are no relationships or circumstances that are likely to affect, or could appear to affect, her judgment.

Her other roles as Deputy Chairman of the Financial Reporting Council and Chairman of the Professional Standards Advisory Board of the Institute of Directors inform her contributions to Board debates on governance issues and complement her role as the senior independent director.

The Board is satisfied that, as a non-executive director seeking re-election, Lady Judge continues to perform effectively and demonstrates commitment to her role, including commitment of time for Board and committee meetings and her other duties.

The Nomination Committee worked closely with the Board in order to ensure that the independent executive directors have the appropriate balance of skills and experience to support the activities of the Board and to help the Group continue to compete effectively in the market place. During 2006, the Nomination Committee devoted considerable time to succession planning which resulted in a number of changes to the Board. Details of the process followed are contained in the report of the Nomination Committee on page 58. The non-executive directors have a wide range of experience and the Board is able to lead and give direction to the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the Chairman or the senior independent director.

All directors have access to the advice and services of the Company Secretary who ensures that Board processes and leading corporate governance practice are followed. There is also an established procedure whereby individual directors who consider it necessary in furtherance of their duties, may take independent, professional advice at the Company's expense.

Information and communication

The Board regularly reviews strategy and members of executive management also participate in an annual strategic review that considers overall business direction and its financial implications. Individual business units prepare annual budgets and business plans that provide a basis against which actual results can be benchmarked. Assets, liabilities, investments and other relevant criteria are also monitored. Progress against plans is actively monitored and supported by regular forecasts, which, together with actual results, are consolidated and presented to the Board for discussion on a timely basis.

Through these mechanisms, the business's performance is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Performance and continual professional development

The Board's formal annual evaluation of its own performance, of its committees and individual directors was carried out in 2006 by each director completing a questionnaire prepared internally, and a self-assessment of his or her performance. Completed questionnaires were sent in confidence to the Chairman who also conducted individual meetings with directors. The Chairman reported to the October Board meeting comments and issues raised by directors during this process. The Board has again confirmed that it will keep this process under review to ensure that analyses of the outcome of this evaluation will give the Board, the Chairman and the Nomination Committee in particular, the information they need to continue to fulfil the intentions underlying the requirements of the Combined Code during 2007.

After the Board meeting in December, the senior independent director met with the independent directors (other than the Chairman) to discuss the performance of the Chairman. It was agreed that the Chairman had continued to perform effectively throughout the year and provided strong leadership to the Group.

Throughout 2006, the Board received presentations from various business units and two Board meetings each year are held at the offices of subsidiary companies in order to gain better insight of business activities and operations of the Group at that location. Directors also individually attend internal briefings on specific technical topics and external seminars to keep up-to-date with regulations and best practice affecting the Group's core businesses and report on these to the Chairman and the Company Secretary.

There is a full induction process in place for new directors that recognises the complexities of the Life and Pensions and Asset Management businesses and aims to enable directors to make a full contribution to Board discussions within an optimum time-frame.

Committees of the Board

All committees of the Board that are subject to the requirements of the Combined Code are chaired by an independent director and exclusively comprise, or, in the case of the Nomination Committee (where the Chairman of the Board is a member), have a majority of, independent directors. The Board committees are constituted with appropriate written terms of reference that are reviewed annually and minutes of the Board committees are circulated to the Board. Reports on the activities of the Audit and Compliance, Nomination and Remuneration Committees are included on pages 57 to 68. Details of other significant committees reporting to the boards of the Company or the Life and Pensions subsidiaries are:

Investment Committee
Sir Adrian Montague (Chairman), Philip Moore, Keith Satchell (until 31 December 2006), Jim Smart (from 1 January 2007), Alain Grisay, Christopher Jemmett, Lady Judge, Ray King and Sir Mervyn Pedelty (from 1 October 2006).

Group Asset Liability Committee
This was established during 2006 and reports to the Investment Committee. It comprises the executive directors of the Company, together with senior managers from the Life and Pensions and Asset Management businesses, and supervises the application of agreed risk appetite in respect of asset liability matching for both shareholder and policyholder funds. It also reviews the investment of, and monitors market, liquidity and credit risk management in relation to, shareholder funds and makes recommendations to the Investment Committee in respect of policy on foreign exchange and interest rate hedging.

Group Risk Committee
Keith Satchell (until 31 December 2006), Philip Moore, Ben Gunn, Alain Grisay and Jim Smart (with effect from 1 January 2007). Details of the activities of the Committee are set out on page 54.

With-Profits Committees (WPCs) of the Life and Pensions operating companies
While these committees are committees of the boards of the Life and Pensions operating companies and not the Company, the Board of the Company appoints the chairman of the WPCs from amongst the independent directors of the Company. Alison Carnwath has fulfilled that role since 1 April 2004. An overview of the work of the WPCs is set out on page 59.

Reporting to shareholders

The Company places considerable importance on communications with shareholders and responds to them on a wide range of issues. It has an ongoing programme of dialogue and meetings with major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and governance are discussed. Further, the Chairman and the senior independent director are available to meet major shareholders and the Chairman writes annually to the 20 largest shareholders, emphasising his availability should they wish to meet with him. During 2006, no such meetings with the Chairman were requested by shareholders. Twice during the year, the Chairman and the directors met with the Company's joint brokers, JPMorgan Cazenove and Merrill Lynch, following completion of the executive presentations to major shareholders. This helps the non-executive directors to maintain an up-to-date understanding of the views of major shareholders.

At its AGM, the Company complies with the provisions of the Combined Code relating to the disclosure of proxy votes, the separation of resolutions and the attendance of directors, particularly committee chairmen. The timing of the despatch of the formal notice of the AGM complies with the Combined Code. The outcome of every general meeting of shareholders, including detailed voting results and votes withheld, is published on the Company's website following the close of the meeting.

Institutional investors

As an institutional investor, the Company aims to exercise wise stewardship over the companies in which it invests. The Company's approach to socially responsible investments has been enhanced by the Responsible Engagement Overlay (***reo***®) developed by the Company's fund manager, F&C, which complies with the principles set out in the Institutional Shareholders' Committee's Code of Activism, including comprehensive and considered voting and dialogue, where appropriate, with investee companies. The Company's policy on socially responsible investment can be found on the corporate website www.friendsprovident.com/sri, which also includes the voting reports, voting policy and latest newsletter.

Internal controls and risk management

The Group has in place an ongoing process for identifying, evaluating and managing the significant risks it faces. The Board regularly reviews the process through the risk committee structure and confirms that it complies with the 'Internal Control: Revised Guidance for Directors On The Combined Code' published by the Financial Reporting Council and the ABI Disclosure Guidelines on Socially Responsible Investment, which focus on social, ethical and environmental (SEE) risks.

The Board of the Company is ultimately responsible for the Group's systems of internal control and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, as no business can be successful without taking some risk. They can thus provide reasonable but not absolute assurance against material mis-statement or loss.

The Board has conducted an annual review of the effectiveness of the Group's systems of internal controls and risk management. The Company's Audit and Compliance Committee has also received:

- a review of the operation of the Group's risk management framework from the Group's risk management function;
- a report from the Group's independent internal audit function of the framework's effectiveness; and
- assurances from the Group Risk Committee that the risk committees within the operating subsidiaries have reviewed the effectiveness of the internal controls and risk management activities within their respective remits.

These reports commented on the controls that had operated during the year under review and where any significant failings or weaknesses were identified, actions have been taken or are being taken to remedy them. Through this process, the Audit and Compliance Committee was able to recommend to the Board the approval of the statements concerning internal controls and risk management statements.

Risk management

The Group seeks to take appropriate and managed risks in order to make superior returns for its shareholders and customers. The Board's vision for risk management is an environment where business managers can take risks with confidence, and where consideration of risk is embedded into business planning, decision-making and everyday management. It seeks to have in place the people, processes and systems to:

- identify and understand the risks facing the business;
- select the appropriate risks to accept, and price correctly for them;
- avoid, mitigate or transfer the inappropriate risks; and
- monitor the business's risk profile against agreed risk appetite.

Risk appetite

Risk appetite is an expression of the level of acceptable and/or unacceptable risk and is determined by the Board and senior management. The Group's willingness to take on risk is set with reference to its capacity to bear risk. The Board has set risk appetite for the Group as a whole, and has approved more detailed appetite statements for the individual businesses. Qualitatively, risk appetite is set within a range from 'risk seeking' to 'zero tolerance', which varies according to the type of risk.

Risk categorisation

Risks are categorised as strategic, financial or operational. Details of specific risks currently facing the Group in the achievement of its strategy are given in the Annual Review on pages 15, 21 and 27.

Strategic risks are those arising from the choice of a particular strategy, or with external forces acting to impair the Group's ability to realise its strategy. The Board's appetite for strategic risk varies from risk seeking, for example in relation to finding and exploiting new applications of technology, to risk averse, for example in relation to actions or events that could damage the Group's reputation.

Financial risks arise from changes in financial risk factors and include credit, insurance, liquidity and market risks. The Board's appetite for the different categories of financial risks can vary by risk type, by company within the Group and by the funds or assets concerned. More details of financial risk appetite are included in note 30 to the consolidated accounts.

Operational risks can arise in the Group's internal processes and systems, through its people or from external events. The Board aims to build an appropriate control environment to keep the exposure to operational risks in line with the agreed risk appetite, recognising that operational risks may arise in the normal course of business even when carried out in line with the Group's policies and applicable regulation.

Risk processes

Operational risk is identified and evaluated within business units using a risk and control self-assessment process. Risks are recorded on an operational risk database, along with details of the controls in place to manage the risks and any remedial actions necessary to improve those controls. Risks are managed as closely as possible to the source of the risk.

The strategic and financial risk processes are aligned to the business planning process, with risk being identified and evaluated in relation to the achievement of business objectives. The processes are run centrally by the Group Risk function in co-operation with key business units. Risks within business change activities are identified and evaluated by the management of the change programme both in relation to the delivery of the programme and in terms of the change programme's effect on the business as a whole.

Specific risk identification and assessment methodologies have been developed for merger and acquisition and strategic investment opportunities, new product developments and general project and change management programmes.

The risk governance and management structures described below apply to all the risks facing the Group, including those that arise from social, environmental and ethical matters. More information about the Group's performance in relation to these matters can be found in the Corporate Social Responsibility Report on pages 40 to 43.

Governance

Operational responsibility within the Group ultimately rests with the Group Chief Executive and is devolved through an executive structure with clearly delegated and appropriate levels of authority. In particular, the Chief Executive of F&C has operational responsibility to the Board of F&C and its shareholders, reporting appropriately to the Board of the Company as controlling shareholder. Members of Group management are, therefore, accountable for the operation of the systems of internal control within the Group's core businesses.

Business unit management is responsible for putting in place the ongoing management and monitoring disciplines for risks and activities under its control. The structure is designed to provide clear responsibilities and control for key areas of the Group's business, and includes 'whistleblowing' procedures to enable staff to raise concerns in confidence. Through these mechanisms, the performance of the business is monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

The Group's governance structures for risk management are based on three lines of defence. Primary accountability for managing risk lies with the business units, and with those specialist functions that are responsible for specific operational processes, such as Human Resources, IT and Facilities Management.

A second line of defence is provided by the independent Group Risk function, and those specialist functions that undertake policy-setting and monitoring roles, such as Compliance and Legal. The third line of defence is provided by Internal Audit, which has responsibility for providing independent assurance over the risk management process and the internal controls environment.

The diagram below illustrates the governance structure for risk management including the interaction of various committees with the Board of the Company and its subsidiaries.

The boards and the risk committees within the Group have terms of reference that describe their roles in the identification, assessment, management and monitoring of risk.

The Board:

- is responsible for the risk management framework and for setting high level risk policy and risk appetite;
- has delegated to the Group Risk Committee authority to approve the risk framework of the UK Life & Pensions business and to endorse the risk frameworks of the other operating subsidiaries; and
- receives quarterly reports from the Group Risk function summarising the Group's key risks and the actions in place to control them, and a brief monthly update on the key risks and issues as part of its regular management information.

Governance structures for risk management


FP plc Board
Risk information flows
Board
Committee
Risk function
Business
Group Risk Function
FPLP Board
FPIL Board
Lombard Board
F&C Board
FPIL Risk coordinator
Lombard Risk coordinator
F&C Risk function
FPLP Business units
FPIL Business units
Lombard Business units
F&C Business units

The Group Risk Committee:

- is chaired by the Group Chief Executive and is responsible for developing, sponsoring and monitoring the risk management activities and processes of the companies within the Group;
- has authority to approve policies for the management of strategic and reputational risks and for those risks that arise from membership of a group of companies (called enterprise risks);
- approves the risk management frameworks of the Group's UK Life & Pensions business; and
- receives quarterly reporting from the operating subsidiaries, summarised by the Group Risk function.

Within the UK Life & Pensions business, the boards of the principal operating companies:

- oversee the management of strategic risk;
- have established a Financial Risk Committee and an Operational Risk Committee, which include executive directors and other relevant senior managers; and
- receive a quarterly summary of operational and financial risk and a detailed report of strategic risk from the Group Risk function.

The Financial Risk and Operational Risk Committees:

- receive detailed quarterly reporting from the Group Risk function in respect of the significant risks within their respective remits, together with details of activities to improve the control environment where necessary;
- oversee the implementation of detailed risk appetite for the risks within their respective remits; and
- have delegated authority to approve the policies for, and oversee the management of, financial and operational risk respectively.

Within the International business, FPIL and Lombard have risk committees comprising executive directors and other relevant senior managers that oversee their risk management processes and report into their respective boards. These committees provide quarterly reports to the Group Risk function. The boards of FPIL and Lombard are authorised to determine their respective policies for the management of risk, subject to the oversight of the Group Risk Committee.

The board of F&C determines its policy for the management of risk and, in conjunction with management, identifies the major risks in the Asset Management business and reviews and agrees procedures to control these risks, where possible. Quarterly reports are prepared by each of the F&C business units, across all locations. The F&C Management Committee, which includes all executive directors of F&C, discusses these reports and all significant items are identified and reported to the F&C board on a regular basis. F&C provides a quarterly summary of its key risks to the Group Risk function. The risk management arrangements within F&C are described in detail in the F&C Annual Report and Accounts.

Independence of external auditors

The Combined Code requires the Company to explain the process to ensure that auditors' objectivity and independence is safeguarded in their provision of non-audit services to the Company.

The Audit and Compliance Committee evaluated the independence of the external auditor and satisfied itself of its integrity, competence and professionalism. Having given full consideration to the Committee's evaluation, the Board has satisfied itself that during the year, no aspect of the work of the independent auditor was impaired on these grounds. In maintaining a clear perception of independence and balancing that with the best interests of the Company, the Board has also considered the policy for awarding audit-related and/or non-audit work to the Group's external auditor. The Company does not impose an automatic ban on any Group company's external auditor undertaking non-audit work. The Group's aim is always to have any non-audit work carried out in a manner that affords best value for money. The auditor must not be in a position of conflict in respect of the work in question and must have the skill, competence and integrity to carry out the work in the best interests of the Company and the Group.

In particular, the external auditor is not permitted to:

- perform work that involves the valuation of an asset or liability incorporated into any of the Company's financial statements;
- act as secondees to positions of influence within the Group;
- design and implement systems that have financial implications;
- provide internal audit services where an opinion has to be given on management's assessment of accounting controls and financial systems;
- provide litigation support services;
- provide corporate finance services; and
- advise on senior executives' remuneration.

The auditor of the Company is permitted to perform audit-related and non-audit work in areas where, in the opinion of the Audit and Compliance Committee or its Chairman, it is appropriate for it to do so and there are no actual or perceived independence issues.

The Chairman of the Audit and Compliance Committee is authorised to approve the use of auditors for audit-related and non-audit work provided that the cost does not exceed £100,000 and the aggregate value of audit-related and non-audit work awarded to auditors does not exceed the audit fee for the financial year in question. In other circumstances, the approval of the Audit and Compliance Committee is required.

If the Committee considers it appropriate, the provision of audit services may be formally market-tested through a tender process involving those audit firms judged competent to meet the needs of the Group. The frequency of this market-testing will depend on the needs of the Group and prevailing leading practice. As reported in the Audit and Compliance Committee's report to shareholders on page 57, a limited tender process was undertaken during the year in conjunction with F&C to agree the appointment of a single group external auditor. This process concluded with the appointment by F&C of KPMG Audit Plc as auditor to F&C in October 2006.

Statement of compliance with provisions of the Combined Code

The directors consider that the Company has throughout 2006 and to date applied the principles and met the requirements of the Combined Code.

Statement of directors' responsibilities in respect of the Annual Report and Accounts

The directors are responsible for preparing the Directors' Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the applicable law and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- for the group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Future developments

The Board believes that the controls in place during 2006 and to date have been appropriate to the needs of the Group. Nevertheless, it continues to be committed to the highest standards of governance and business conduct and will ensure that those controls continue to develop in line with the requirements of the business, the FSA and leading practice.

On behalf of the Board

Gordon Ellis
Company Secretary
19 March 2007



The Audit and Compliance Committee

Purpose and terms of reference

The Committee provides the Board with independent assurance on the Group's financial reporting process, internal controls and adherence to policies and procedures. The role, responsibilities and work of the Committee can best be understood by reference to its written terms of reference, which are published on the Company's website and can be obtained on written request to the Company Secretary at the Company's registered office.

The Committee has again reviewed its terms of reference and its effectiveness, the latter by reference to a self-assessment questionnaire that focused on the behaviours of the Committee and its processes. The results were discussed in November 2006 when the Committee collectively concluded that it was operating effectively.

Membership and attendance

The members of the Committee are Christopher Jemmett (Chairman), Alison Carnwath, Ray King and Lord MacGregor and their record of attendance during 2006 is set out on page 50.

The Board is satisfied that at least one member of the Committee has recent and relevant financial experience, a position that should continue throughout 2007. Committee meetings are normally attended, at the invitation of the Chairman, by the external auditor, the Group Finance Director, the Group Chief Executive and, periodically, the Group Head of Risk, the Director of Governance, the Director of Group Finance and the Head of Internal Audit.

Activities and work of the Committee

During 2006, the Committee met on five occasions, timed to coincide with the financial reporting and audit cycles of the Company.

The Committee has throughout the year monitored the integrity of the financial statements through a review of the quarterly new business results and final and interim report and accounts. In addition, during 2006 the Committee in conjunction with the Audit and Compliance Committee of its Asset Management subsidiary, F&C has met twice to consider the benefits to the Group of the appointment of a single group auditor. A limited tender process was undertaken between the auditors of the Company and of F&C. Following completion of this process, the Audit and Compliance Committee of F&C made a recommendation to the board of F&C to appoint KPMG Audit Plc as auditor of F&C and this appointment took effect in October 2006.

The Committee has undertaken a review and implemented changes to ensure that the reporting structures for internal controls and risk are appropriate for the needs of the Company and reflect the widening geographical scope of the Company's activities and its more extensive range of products.

As part of its normal responsibilities, the Committee has dealt with compliance with the relevant parts of the Combined Code, the effectiveness of internal controls and reporting procedures for risk management processes. In particular, the Committee has agreed the annual audit plan with the external auditor and has considered the auditor's reports and has monitored and followed up management actions in response to the issues raised. The Committee also worked closely with Internal Audit and agreed the annual internal audit plan and reviewed the performance and resourcing of Internal Audit. The Committee also reviewed the Company's policy on 'whistleblowing', the anti-money laundering procedures and the annual compliance plan for the Company's UK Life and Pensions subsidiaries.

The use of the auditors for non-audit work is approved by the Committee or its Chairman within his delegated authority.

On an annual basis, the Committee reviews the effectiveness of the external auditor and has made a recommendation to the Board on the reappointment of the auditor. Within the schedule of meetings, the Committee fulfilled its main role and responsibilities and as a consequence can confirm that it has met the requirements of the Combined Code in so far as they relate to the work of audit committees during 2006 and up to the date of this report.

For the Board



Christopher Jemmett
Chairman, Audit and Compliance Committee
19 March 2007



The Nomination Committee

Purpose and terms of reference

The Committee leads the process, and makes recommendations to the Board, for all new Board appointments. It ensures the existence of a formal, rigorous and transparent procedure, the aim of which is to ensure that appointments are appropriate to the needs of the Group and the balance of the Board.

The terms of reference of the Committee, which explain the purpose, delegated authority and duties of the Committee, have been published on the Company's website and can be obtained on written request to the Company Secretary. Through its agenda, the Committee effectively deals with the duties delegated to it by its terms of reference.

Membership and attendance

The members of the Committee are Lord MacGregor (Chairman), Lady Judge and Sir Adrian Montague. The attendance record of members at the meetings of the Committee is set out on page 50. The Group Chief Executive attended when required, by invitation.

For the entirety of 2006, and up to the date of this report, the Company complied with the requirements of the Combined Code in so far as they related to the work of nomination committees.

Activities and work of the Committee

Following Keith Satchell's announcement of his intention to retire in 2007, the succession plans for both executive and non-executive directors were reviewed throughout 2006 and the Committee led the search and recruitment process with the assistance of external executive search consultants. The Committee considered fully the leadership needs of the Group and after considering both internal and external candidates, recommended to the Board that Philip Moore, the existing Group Finance Director, be appointed as Group Chief Executive. Philip Moore was duly appointed as Group Chief Executive on 1 January 2007 in succession to Keith Satchell. As a result of Philip Moore's appointment, the Committee undertook a further search for a new Group Finance Director. The Committee interviewed a number of candidates and recommended to the Board the appointment of Jim Smart who joined the Company in November 2006 and was formally appointed Group Finance Director on 1 January 2007. The Committee also considered the need for additional non-executive directors in view of the planned retirements of Christopher Jemmett and Lord MacGregor, who are both aged 70, in May 2007. The Committee reviewed the mix of skills and experience that would be of most benefit to the Group and following a further search process recommended the appointment of Sir Mervyn Pedelty as an independent non-executive director from 1 October 2006. The Committee is currently progressing the search for a further independent non-executive director. The increased number of meetings held by the Committee during the year reflected the additional workload arising from these activities.

The Committee has also again reviewed the standard letter of appointment used for the non-executive directors' contract for services to ensure that it continues to meet the requirements of the Combined Code. The individual terms and conditions of appointment of non-executive directors can be inspected during normal business hours at the Company's registered office by contacting the Company Secretary.

The Committee has assessed whether each independent director is fulfilling his or her duties, confirmed the time required of non-executive directors for the fulfilment of their duties, and made recommendations to the Board as to the independence of directors and their suitability for re-election as directors.

Finally, the Committee reviewed the relevant parts of the draft 2007 AGM notice to shareholders to ensure its appropriateness as regards those matters to be disclosed that could be regarded as within the Committee's remit, for example, the biographical details of directors and their independence.

For the Board

John MacGregor

The Rt Hon Lord MacGregor of Pulham Market
Chairman, Nomination Committee
19 March 2007



The With-Profits Committees (WPCs) of the Life and Pensions operating companies

Purpose and terms of reference

The purpose of the WPCs is to bring independent judgment to (i) the assessment of compliance of each Life and Pensions operating company with its published Principles and Practices of Financial Management (PPFM), and (ii) how any competing or conflicting rights and interests of policyholders and, if applicable, shareholders have been addressed. In neither case does this take away any responsibility or accountability from the boards of the relevant companies. This purpose is reflected in each WPC's written terms of reference which are published on the Company's website and are subject to annual review by the WPCs. The last review was carried out in June 2006 when the WPCs concluded that the existing terms of reference for the committees remained appropriate.

Membership and operations

The WPCs are chaired by one of the Company's independent non-executive directors, currently Alison Carnwath. The other members are Peter Nowell (independent external member) and Graham Aslet (former director and Appointed Actuary). All three served throughout the year. During the year, the WPCs reviewed their operations and level of activities against peer practice and were satisfied with the current governance and the infrastructure that were in place to ensure effective discharge of their role.

Activities and work of the WPCs

The WPCs met four times during 2006, with all members present on every occasion.

During the year, the WPCs reviewed the changes made to the Life & Pensions operating companies' published PPFMs and the consumer friendly With-Profits Summaries, and the main areas of discretion allowed by the PPFMs. In particular, they reviewed the appropriateness of a change in the mix of assets backing the FPLP With-Profits Fund, removal of Market Value Reduction factors, the basis used for determining surrender values, the principles underlying the bonus declarations for FPLP and FPLA made in January and July 2006 and January 2007 and the principles by which benefits are shared among policyholders within the Closed Fund of FPLA.

The WPCs also reviewed the content and quality of communications to policyholders, including the With-Profits Actuary's report on the use of discretion in the management of with-profits business and the board report to policyholders. A process was in place to ensure that the WPCs saw any correspondence that had been sent by policyholders to the WPCs or any of its members and the responses.

A number of special projects, which potentially affected the interests of both with-profits policyholders and shareholders, were undertaken during the year. The most important of these projects were (i) the investigation into a smoothing methodology for FPLP with-profits funds to ensure that surrender values for policies in payment would not fall significantly on a change in basis and (ii) development of the Closed Fund Run-off Plan for FPLA.

Additionally, management also kept the WPCs informed, on a timely basis, of the following reports and issues during the year:

- approach to alternative investments for the FPLP With-Profits Fund;
- actuarial valuation reports and individual capital assessment results of the Life and Pension subsidiaries;
- comparative analysis of the With-Profits Fund performance; and
- initiatives in promoting 'Treating Customers Fairly'.

The WPCs reviewed these and other proposals in accordance with their terms of reference, assessed and confirmed that the proposals were in compliance with the appropriate PPFM and, effectively, treated customers fairly. Any issues arising from these reviews were debated within the WPCs and, in some cases, the WPCs have made recommendations to the Life & Pensions operating companies' boards that resulted in changes being made by the boards to the original proposals.

For the Board

Alison Carnwath
Chairman, With-Profits Committees
19 March 2007



Remuneration Report of the Board

This report sets out the remuneration policy and principles under which the directors and senior managers are remunerated and details the remuneration and share interests of each director for the year ended 31 December 2006. Shareholders will be invited to approve this report at the AGM on 24 May 2007.

Remuneration policy

The remuneration policy aims to achieve a structured and balanced remuneration package, with an emphasis on linking rewards to corporate and individual performance and with an appropriate balance between short term and long term elements. In designing performance-related remuneration schemes and in preparing this report, the Board and the Remuneration Committee (the Committee) have complied with the provisions of the Companies Act 1985, the Combined Code and the FSA Listing Rules.

The elements of directors' remuneration which are performance-related are annual bonuses and long-term incentives. Base salary is determined by reference to the market and individual performance, and other major benefits are directly related to base salary. The performance-related elements of the executive directors' remuneration for 2006 would, for on-target performance, represent around 140% of base salary and for above-target performance represent around 170% of base salary which in both cases represents the monetary amount of the bonus and the value of long term incentives. The chart opposite shows the proportions of salary, benefits, annual performance-related bonus earned during 2006 and the estimated value of long term incentives granted during 2006 to individual directors. Alain Grisay is a director of the Company, but he also replaced Howard Carter as the Chief Executive of F&C on 1 January 2006 and is remunerated entirely by F&C in accordance with its remuneration policy. This report includes only those disclosures required of the Company in respect of Alain Grisay as full disclosures have already been made by F&C in its Report and Accounts for the year to 31 December 2006. Accordingly, throughout this report on remuneration, references to executive directors do not include Alain Grisay unless specifically mentioning him by name.



Ben Gunn
Philip Moore
Keith Satchell
10%
20%
40%
60%
80%
100%
Salary
Annual Bonus
Benefits
Long-term incentives

During 2007, the Committee will review remuneration policy to ensure that remuneration continues to support the delivery of strong performance for shareholders; that incentive arrangements remain aligned to the achievement of appropriate corporate and individual performance targets; and that the total remuneration package is suitably positioned in the markets in which Friends Provident competes for talent. The outcome of the review will be detailed in the 2007 Remuneration Report.

The remuneration package of the executive directors includes the following elements:

Element	Purpose	Methodology
Base salary	To attract and retain	Role and contribution
Pension and benefits	Competitive fixed benefits to provide security and protection, and to retain	Benefits linked to service and base salary at retirement date
Annual bonus • Normal maximum is 80% of salary and target for 2006 was 50% (100% of salary may be payable after consultation with major shareholders) • Where maximum is over 80%, any bonus over 60% is paid in shares and deferred for three years	To motivate and reward for annual performance Support retention and align with shareholder interests	A proportion based on (parts of) Achieved Operating Profit and the balance on key performance targets agreed by the Committee. The balance varies for each director.
Share incentive schemes Long Term Incentive Plan (LTIP) • Maximum grant level of 200% of salary • Awards in 2006 were at most 150% of salary	To motivate and ensure alignment with long-term strategy and with the interests of shareholders	Total Shareholder Return (TSR) Excess Profit
Executive Share Option Scheme (ESOS) • Used in exceptional circumstances • Maximum grant level of three times salary, reduced proportionately for any LTIP grants	Primarily to support recruitment	Not used in 2006

Further details of these elements are set out below.

Base salary

The Company operates a market-led pay strategy and sets salary by reference to the levels of pay:

(i) of the Financial Services Sector Comparator Group being those financial services companies within the FTSE 100, having regard to market capitalisation; and
(ii) of the twenty companies closest to Friends Provident in the FTSE 100 based on market capitalisation.

Individual salaries are then set at the appropriate point within the salary range.

Performance-related annual bonus scheme (ABS)

The normal maximum bonus level under the ABS is 80% of salary although the Committee has the flexibility to agree a maximum bonus level of 100% of base salary after further consultation with major shareholders. The target level for executive directors for the 2006 ABS was 50% of salary.

To support the objectives of shareholder alignment and retention, when the maximum bonus is in excess of 80% of base salary, the portion of any bonus award in excess of 60% of salary is payable in the form of an award of shares, deferred for three years with no matching element and forfeitable on resignation.

The award is based on those elements of underlying Achieved Operating Profit within the directors' control and individual KPIs such as service-related initiatives, implementation of Group strategy including risk management and efficient use of capital, embedding cultural change and the earnings per share of F&C.

It is the policy of the Committee not to award transaction bonuses. The Committee may, however, award special bonuses in excess of 100% of base salary with prior shareholder approval.

Share incentive schemes

The LTIP is the main long-term incentive programme within the Company and comprises a grant of 10 pence options. Following the approval of shareholders at the 2005 AGM, the LTIP replaced both the previous LTIP and the ESOS for senior management. The Committee believes that, for a given accounting cost and dilution cost, LTIP awards provide greater incentive effect, and hence value to shareholders. Awards up to twice base salary may be made in any one year under the plan (measured as the face value of shares placed under award at the date of grant). In practice, awards made under the plan have been significantly below this maximum grant level. In 2006, the maximum award granted was to the value of 150% of basic salary.

The ESOS has been retained primarily to assist, as appropriate, in the recruitment of senior individuals. In the event that the ESOS is used, the options would be subject to performance conditions and there would be no re-testing for any options granted. There would be an absolute cap of three times base salary on such option grants, reduced in value proportionally for any LTIP grants. No such use of the ESOS was made in 2006.

The Committee believes that long-term incentive plan performance conditions should strike a balance between achieving alignment with ultimate shareholder returns and reward for delivery of strong underlying financial performance, the latter being more directly within the control of senior management.

Vesting of LTIP grants made in and after 2006 is determined by two performance measures:

(i) TSR relative to that of other companies of the FTSE 100 Index at the date of each grant for 50% of the award; and
(ii) Excess Profit of the life and pensions business relative to predefined targets for 50% of the award.

The Committee believes that relative TSR remains the best measure of the Company's ultimate delivery of shareholder returns and that Excess Profit is the internal financial measure that is most closely linked to value creation in a life assurance business.

TSR is the percentage return in a given period to a purchaser of an ordinary share in the Company arising from share price appreciation and re-investment of dividends. The Company's TSR over a three-year performance period is ranked against the TSR of other members of the FTSE 100 Index (as at the date of each grant), and vesting is in line with the following scale:

TSR relative to FTSE 100	**Percentage of TSR element of award vesting**
Less than median	0%
At median	25%
Performance above median but below top quartile	Straight-line vesting between 25% and 100%
Top quartile performance	100%

Excess Profit is the underlying life and pensions profit less expected returns on both existing business and shareholder net assets less corporate costs. Each year's Excess Profit (net of tax) divided by the embedded value at the start of the year determines the Excess Return for that year. In essence, Excess Return is a measure of the extent to which the Company's return on capital has exceeded its cost of capital, thereby generating value for shareholders.

The average Excess Return over the performance period is compared against targets set by the Committee at the start of the period. The Committee, with the aid of independent actuarial advice, sets targets for each plan cycle that are appropriately demanding and challenging in the context of market expectations of the Company's future profits.

The targets for awards made in 2006 were set so that vesting of the Excess Return element of the award will be as follows:

Average Excess Return (per annum)	**Percentage of excess profit element of award vesting**
Less than 3%	0%
3%	25%
More than 3% but less than 5%	Straight-line vesting between 25% and 100%
5% or more	100%

The measurement basis excludes items driven by overall market movements. This means the measure is more closely aligned with factors that are within the control of the senior management.

The Committee retains limited discretion to vary vesting by up to 10% of the overall award. Furthermore, the Committee has the discretion to adjust the targets in a fair and reasonable manner to take account of corporate activity such as acquisitions, regulatory impacts and changes to accounting rules or reserving requirements. The Committee will communicate the rationale for any such adjustments directly to shareholders.

Introduction of IFRS and EEV targets

As advised in last year's report, life companies are now reporting their results on an European Embedded Value (EEV) basis. The average Excess Return component for the 2006 award used an EEV basis and the 2005 award has accordingly been recalibrated to ensure it is measured consistently going forward.

Performance graph

The graph on page 62 demonstrates the performance of the Company based on TSR compared with the FTSE 100 TSR Index and the FTSE All Share Life Insurance Sector TSR Index. The graph shows performance for the Company's five reporting periods since 31 December 2001.

Over the whole period, Friends Provident's TSR has just slightly underperformed against the FTSE 100 Index by 2.3% but has outperformed the FTSE All Share Life Insurance Sector by 6.9%. For the year to 31 December 2006, Friends Provident's TSR movement was ranked 58th (34th in 2005) when compared with the constituents of the FTSE 100 at the beginning of the year.

Total shareholder return indices – Friends Provident, FTSE 100 and FTSE All Share Life Insurance


150
125
100
75
50
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
Friends Provident Return Index
FTSE 100 Return Index
FTSE All Share Life Insurance Return Index

Benefits and pensions

In common with many financial services organisations, the Company provides a range of benefits to its staff, some benefits being dependent upon seniority. The benefits disclosed for executive directors comprise the taxable value of a company car and private medical care.

During the year, the changes for pensions simplification have been implemented and a scheme-specific earnings cap has been maintained. Details of the impact of these changes on the pension arrangements for executive directors are set out in detail later in this report.

The contractual retirement age for employees in the UK Life and Pensions business has been increased from 60 to 65 as a consequence of age discrimination legislation and maximum pensionable service has been equalised at 45 years of service for all staff.

All staff who are members of the Friends Provident Pension Scheme (the Pension Scheme), a UK defined benefit contributory pension scheme, have been offered the option of maintaining a normal retirement date at age 60 or increasing it to age 65. The Company has announced an increase in member contributions from 3% to 7% (to be implemented in a series of annual 1% stages) for all those who have chosen to retire at age 60. A 2% contribution is payable by those who have selected a retirement date at age 65.

The Company has also announced the closure of the Pension Scheme to new members from 1 July 2007 and new employees in the UK Life and Pensions business will be offered a good quality defined contribution package of benefits in order to stabilise the cost and risks of overall pension provision. The Company has reserved the right, in exceptional circumstances, to provide final salary benefits in respect of employees who were not members of the Pension Scheme prior to 1 July 2007. It is intended that this provision will only be used where there is a need to recruit or retain specific skills.

Other senior executives, management and all-employee schemes

There are a number of senior executives within the Group's life and pensions business who, in addition to the executive directors, have a significant influence over the ability of the life and pensions business to meet its strategic goals. The Committee has regard to the remuneration of this senior executive group whose total remuneration including salary, bonus and benefits excluding pension and share scheme participation are summarised opposite.

Total remuneration 2006 £000	Number in band 2006	(2005)
126–150	-	(3)
151–175	7	(7)
176–200	5	(2)
201–225	2	(3)
226–250	2	(2)
251–275	2	(1)
276–300	0	(0)
301–325	1	(0)

The Committee also has general oversight of policy in relation to the granting of discretionary equity-based incentives throughout the Company. In 2006, the Company introduced a Deferred Share Plan under which shares may be awarded, subject to certain performance criteria, to all employees other than the senior executive group. It is proposed that similar arrangements will apply in 2007 and subsequent years. In 2006, 3,102 employees received an award and details are given below:

Share award as percentage of salary	Number of staff receiving an award
Less than or equal to 3%	1,601
3.1% – 4.0%	992
4.1% – 6.0%	244
6.1% – 8.0%	165
8.1% – 10.0%	67
13%	31
20%	2
Total	3,102

All employees and executive directors may participate in two HM Revenue & Customs approved All-Employee Share Schemes: the ShareSave Scheme, a savings-related share option scheme, and the Partnership Share element of the Share Incentive Plan (SIP), which facilitates the investment by staff of up to £1,500 per annum in shares.

External appointments

It is the Company's policy to permit executive directors to accept up to two external appointments. However, all fees received in respect of external appointments are paid to the Company not to the individual director.

Executive directors' service contracts and termination

During 2006, the Company revised its policies to ensure compliance with the new age discrimination legislation introduced from 1 October 2006. In line with the Group policy, all executive directors have service contracts that expire at the normal retirement age for all staff at age 65. The executive directors are subject to the same redundancy provisions as all staff within the Company's life and pensions business. Executive directors' rolling contracts do not otherwise include compensation for severance as a result of change of control of the Company. Redundancy terms provide for payment of a lump sum that depends on service, salary level and, to some extent, age, up to a maximum of 105 weeks' salary based on the last 20 years service and, for those over 50 (55 from 2010) who joined the Company before 1 December 2006, an immediate pension calculated on service to the date of termination but without actuarial reduction. Departing directors are required to mitigate loss. In the case of Alain Grisay, the information set out on page 63 relates to service contracts with F&C.

Name of executive director (with age at 19 March 2007)	Date of service contract	Last (re-) elected	Next due for (re-) election	Number of months' notice Company	Director
Alain Grisay (53)	11 October 2004	AGM 2006	AGM 2009	12	12
Ben Gunn (56)	25 April 2001	AGM 2006	AGM 2009	12	6
Philip Moore (47)	1 July 2003	AGM 2004	AGM 2007	12	6
Keith Satchell (55)	25 April 2001	AGM 2004	Retired 31 January 2007	12	6
Jim Smart (47)	10 October 2006	-	Due for election in 2007	12	6

Amount of each director's emoluments and compensation in the relevant financial year (audited)

The remuneration of each director in 2006 (with 2005 comparison) comprised:

	Salary and fees £000	Benefits £000	Annual bonus (2006 accrued) £000	Compensation for loss of office £000	Total reported 2006 £000	Total reported 2005 £000
Executive						
Howard Carter retired 25.05.06	-	-	-	-	-	1,885
Alain Grisay appointed 01.01.06	325	6	1,358	-	1,689	1,096
Ben Gunn	330	10	204	-	544	513
Philip Moore	398	9	229	-	636	538
Keith Satchell retired 31.01.07	525	11	393	-	929	812
Jim Smart appointed 01.01.07	65	2	-	-	67	-
Non-executive						
Alison Carnwath	71	-	-	-	71	85
Christopher Jemmett	131	-	-	-	131	124
Lady Judge	88	-	-	-	88	83
Ray King	58	-	-	-	58	52
Lord MacGregor	61	-	-	-	61	57
Sir Adrian Montague	235	-	-	-	235	139
Sir Mervyn Pedelty appointed 01.10.06	13	-	-	-	13	-

Explanatory notes:

1. Benefits: All elements in the table represent cash compensation apart from the figures shown in the Benefits column. These include the taxable value of a company car and private medical care. The other non-cash benefits are in respect of pension provision.
2. Annual bonus (2006 accrued): These are payments under the ABS that have been paid in March 2007. The ABS for Keith Satchell includes one month in 2007 based on 2006 criteria. Jim Smart's bonus will be paid in March 2008 based on a 13.5 month period from 13 November 2006 to 31 December 2007.
3. Howard Carter retired as the Chief Executive of F&C on 31 December 2005 and remained as a Director of the Company until 25 May 2006. As disclosed in the 2005 Remuneration Report, the 2005 remuneration paid by F&C includes the total payments due for compensation for loss of office. No additional payments were made in 2006.
4. Alain Grisay also received £641,666 deferred over three years in Compulsory Purchased Equity under the terms of the Purchased Equity Plan, details of which are shown in the F&C Remuneration Report.
5. Jim Smart joined the Company on 13 November 2006 at an annual salary of £400,002. His remuneration includes a salary supplement in lieu of pension benefits (see page 66). The figure relates to the salary and the salary supplement he received for the period 13 November to 31 December 2006.
6. Alison Carnwath receives £12,500 (2005: £7,500) for chairing the With-Profits Committees of Friends Provident's three FSA-regulated wholly-owned Life and Pensions operating companies.
7. Christopher Jemmetts's fees include £55,000 (2005: £55,000) paid by F&C for his role as the senior independent director and deputy chairman of F&C and chairman of its Audit and Compliance Committee. His appointment to that board is at the Company's nomination.
8. The amount of £87,500 (2005: £82,500) for Lady Judge was paid to BT Consulting in relation to her services as a director and is subject to VAT (not included in the table).
9. On appointment as Group Chief Executive, Philip Moore was awarded a base salary of £510,000. The Remuneration Committee recognises that in setting this base salary, it is materially below the benchmark for Mr Moore but considers that the new package should not be greater than that payable to Keith Satchell, the outgoing Group Chief Executive. The Committee will seek to move base salary over time such that total compensation more accurately reflects the target benchmark positioning.

Share options (audited)

Details of directors' interests in options over ordinary shares of 10p each in the capital of the Company are given in the table below. The market price of these shares at 31 December 2006 was 217.0p. The highest and lowest share price during 2006 was 219.0p and 166.5p respectively. The market value of the shares at the time of the LTIP grants in March 2006 was 210.5p.

The mid-market price of shares at close of business on 19 March 2007 was 202p per share (7 April 2006: 195.5p per share). None of the terms and conditions of the options listed below varied during the year. The price paid by each executive director for the options under the ShareSave is identified in the notes to the table.

Directors' interests in share options

	Options at 01.01.06	Granted during year	Exercised during year	Lapsed during year	Options at 31.12.06	Exercise price (pence)	Earliest exercise date	Latest exercise date
Ben Gunn								
ShareSave 2002	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 17.03.2003	368,311		(368,311)		-	71.00	17.03.06	17.03.13
ESOS 12.08.2004	311,949				311,949	127.00	12.08.07	12.08.14
LTIP 17.03.2003	184,155		(184,155)		-	10.00	17.03.06	17.03.13
LTIP 29.03.2005	210,674				210,674	10.00	29.03.08	29.03.15
LTIP 24.03.2006		229,166			229,166	10.00	24.03.09	24.03.16
Total	**1,090,447**	**229,166**	**(552,466)**		**767,147**			
Keith Satchell								
ShareSave 2002	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 17.03.2003	619,719		(619,719)		-	71.00	17.03.06	17.03.13
ESOS 12.08.2004	524,884				524,884	127.00	12.08.07	12.08.14
LTIP 17.03.2003	309,859		(309,859)		-	10.00	17.03.06	17.03.13
LTIP 29.03.2005	344,102				344,102	10.00	29.03.08	29.03.15
LTIP 24.03.2006		364,583			364,583	10.00	24.03.09	24.03.16
Total	**1,813,922**	**364,583**	**(929,578)**		**1,248,927**			
Philip Moore								
ShareSave 2003	8,499		(8,499)		-	108.54	01.10.06	01.04.07
ShareSave 2006		11,083			11,083	147.74	01.11.11	01.05.12
ESOS 06.08.2003	211,398			(137,409)	73,989	136.00	06.08.06	06.08.13
ESOS 12.08.2004	298,233				298,233	127.00	12.08.07	12.08.14
LTIP 06.08.2003	105,699		(105,699)		-	10.00	06.08.06	06.08.13
LTIP 29.03.2005	210,674				210,674	10.00	29.03.08	29.03.15
LTIP 24.03.2006		243,056			243,056	10.00	24.03.09	24.03.16
Total	**834,503**	**254,139**	**(114,198)**	**(137,409)**	**837,035**			
Jim Smart								
LTIP 13.11.2006		283,020			283,020	10.00	13.11.09	13.11.16
Total		**283,020**			**283,020**			

Notes to the table:

1. ShareSave Scheme (SAYE) 2002: Options held at an exercise price of 107.76p by saving £250 per month for five years (15,358).
2. ShareSave Scheme (SAYE) 2003: Options held at an exercise price of 108.54p by saving £250 per month for three years (8,499).
3. ShareSave Scheme (SAYE) 2006: Options held at an exercise price of 147.74p by saving £250 per month for five years (11,083).
4. The performance conditions for 2003 and 2004 grants under the ESOS, which used a performance condition based on TSR over a three-year performance period when ranked against that of other companies which formed the FTSE 100 at the start of each performance period, are detailed above and in the Remuneration Reports of the Company contained in the report and accounts of previous accounting years.
5. The 2003 awards under the LTIP were dependent on the Group's Return on Embedded Value (RoEV).

Net gains made by executive directors on share options exercised during the year are set out below:-

		Gross proceeds	Income Tax & NICs deductions	Net proceeds
Ben Gunn	ESOS 2003	£505,286	£245,973	£259,313
	LTIP 2003	£364,977	£177,671	£187,306
Keith Satchell	ESOS 2003	£850,192	£413,874	£436,318
	LTIP 2003	£614,110	£298,948	£315,162
Philip Moore	ESOS 2003		None exercised in 2006	
	LTIP 2003	£178,240	£86,768	£91,472

Directors' shareholdings

Directors' personal shareholdings that are not related to their remuneration are disclosed in the Notes to the Accounts. The executive directors are expected to build up their shareholding in the Company over time. To support this, awards in and after 2005 under the LTIP have been made with the expectation that the recipient will retain shares up to the value at exercise of 75% of the net proceeds.

Pensions (audited)

All executive directors, except Alain Grisay and Jim Smart, are members of the Pension Scheme. No element of executive directors' remuneration other than basic salary is pensionable.

The pensions simplification changes implemented by the Government became effective in April 2006. These changes involved the abolition of the HM Revenue & Customs earnings cap on approved pension benefits. The Pension Scheme has been amended to ensure the continuation of a scheme specific earnings cap (the Pension Scheme Cap) to maintain the benefit at the previous level and therefore control the costs of the Scheme. Those members of the Pension Scheme who are subject to and whose basic salary exceeds the Pension Scheme Cap are paid a salary supplement amounting to, currently, 20% of the difference between their basic salary and the Pension Scheme Cap.

The Pension Scheme also provides a spouse's pension equal to two-thirds of the member's pension upon death after retirement. On death in service, the Pension Scheme provides a spouse's pension equal to two-thirds of the member's prospective pension plus a lump sum death in service benefit. F&C contributes to a money purchase arrangement for Alain Grisay. In January 2006, F&C made a contribution of £2,000,000 equivalent to £666,666 per annum for three years, into Alain Grisay's pension fund. The payment represented F&C's commitment to Alain Grisay on assuming the role of Chief Executive to provide him with an appropriate pension at age 60. This commitment is contingent on Alain Grisay serving as F&C's Chief Executive for a minimum of three years and not resigning or being dismissed for cause during this three year period.

Name of director	Transfer value of accrued benefits at 1 Jan 2006 £000 (a)	Increase in accrued benefits during year before inflation £000 (b)	Increase in accrued benefits during year after inflation £000 (c)	Transfer value of accrued benefits during year after inflation £000 (d)	Increase in transfer value during year £000 (e)	Accumulated total accrued benefits at 31 Dec 2006 £000 (f)	Transfer value of total accrued benefits at 31 Dec 2006 £000 (g)
Ben Gunn	1,956	22	17	353	783	151	2,739
Philip Moore	42	13	13	174	192	18	234
Keith Satchell (retired 31.1.07)	3,953	38	27	478	1,497	311	5,451

Notes to the above table:

1. The accrued benefits for Keith Satchell include the appropriate proportion of additional service of 4 years 9 months that has been accruing uniformly from 1 July 1991 to his normal retirement date. As previously reported, in the event of Keith Satchell retiring between ages 55 and 60, he would be entitled to receive a pension based on actual accrued service without actuarial reduction. Keith Satchell retired on 31 January 2007 and, based on these enhanced terms, the 31 December 2006 transfer value would increase to £6.7 million. The benefits for Ben Gunn include additional service of 10 years 6 months granted to him on joining London and Manchester Group plc in 1996 and also include additional service of 8 years 9 months that were purchased with a transfer value he brought from a previous employer's scheme. The 31 December 2006 transfer value shown above is based on his selected normal retirement year at age 60.
2. Philip Moore transferred £21,000 during 2006 from previous pension arrangements to purchase an additional 8 months of service in the Pension Scheme, this is reflected in the end of year position. In addition, the end of year figure includes a fixed pension of £10,259 relating to a transfer received during 2005, which was not included in the beginning of the year transfer value.
3. The Pension Scheme Cap affects Ben Gunn, Philip Moore and Jim Smart as described below:
   a) Ben Gunn has an unfunded unapproved pension arrangement under which, on his retirement from the service of the Company at age 60, he will receive pension benefits that, when added to any pension benefits he receives from the Pension Scheme on that date, equate to the pension benefits he would have received if he were a member of the Pension Scheme and not subject to the Pension Scheme Cap. The figures in the table above include the value of the arrangement. It has been agreed that if he retires on or after 30 June 2007, he will receive his scheme and unfunded benefits based on service to his date of early retirement and with no actuarial reduction save for the element of his pension purchased by funds from former employment which would be reduced for early payment.
   b) Philip Moore receives a monthly amount in addition to his basic salary of the difference between a variable percentage of his monthly basic salary and one twelfth of the Pension Scheme Cap to give him the opportunity to make further pension provision. Since his appointment on 1 July 2003, this amount has been equal to 20% and is reviewed in each calendar year. During 2006, Philip Moore received £48,431 in this respect and the amount is included with the salary figure shown in the table. On appointment to Group Chief Executive, the Remuneration Committee agreed to the augmentation of benefits for Philip Moore the effect of which would be to provide an overall pension benefit of broadly two thirds of capped salary at age 60. This augmentation will be funded by the receipt by the Pension Scheme of transfer values in respect of previous employments and Philip Moore's personal contributions.
   c) Jim Smart is subject to the lifetime allowance on approved pension benefits introduced in April 2006 as part of the HM Revenue & Customs pension simplification changes. As a result, on appointment, it was agreed that in lieu of benefits under the Pension Scheme, Jim Smart would be paid a salary supplement of 20% of basic salary, reviewable in each calendar year, to give him the opportunity to make further retirement provision. During 2006, Jim Smart received £10,909 in this respect and the amount is included with the salary figures shown in the table.
4. During 2006, each executive director apart from Jim Smart and Alain Grisay, in common with all staff, contributed 3% of his pensionable salary to the Pension Scheme. Alain Grisay contributed 6% of his pensionable salary to the F&C Asset Management Staff Pension Fund.
5. No excess retirement benefits have been paid to directors or past directors.
6. The transfer values shown in the table have been calculated in accordance with Actuarial Guidance Note 12b (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate fund.

Non-executive directors

Details of current individual non-executive directors' contracts for services are given in the table below. These directors are not part of any pension, bonus or share incentive scheme of the Company or the Group. Directors are subject to re-election at least every three years. None of the non-executive directors has a service contract and none is entitled to compensation on leaving the Board save that, if requested to resign, the Chairman and each non-executive director is entitled to prior notice or fees in lieu as set out in the table below.

Name of director (with age at 19 March 2007)	Date of latest letter of appointment (and date first elected)	AGM at which last elected	Next due for (re-)election	Required notice from Company (in months)
Sir Adrian Montague (59)	8 March 2005 (26 May 2005)	May 2005	AGM 2007	6
Lady Judge* (60)	30 May 2001 (25 May 1994)	May 2006	AGM 2007	3
Alison Carnwath (54)	18 November 2002 (8 May 2003)	May 2005	AGM 2008	3
Christopher Jemmett (70)	30 May 2001 (30 April 1997)	May 2006	To retire at close of AGM 2007	3
Ray King (53)	6 January 2004 (20 May 2004)	May 2004	AGM 2007	1
Lord MacGregor (70)	30 May 2001 (26 May 1999)	May 2006	To retire at close of AGM 2007	3
Sir Mervyn Pedelty (58)	1 October 2006	-	Due for election in 2007	1

* Lady Judge is subject to annual re-election.

Apart from the Chairman and Deputy Chairman, non-executive directors are paid a basic fee, currently £47,500 per annum, for their role on the Board and separately remunerated for services on Board Committees. All fees are reviewed annually and the fees were last increased with effect from July 2006. The Chairman and Deputy Chairman of the Board, who chair the Investment and Remuneration Committees respectively, receive an annual all-inclusive fee, currently £250,000 and £90,000 respectively, the latter being exclusive of VAT. The Remuneration Committee sets the Chairman's annual remuneration.

	Member's fee (£)	Chairman's fee (£)
Audit and Compliance	7,000	20,000
Nomination	3,500	7,750
Remuneration	5,000	10,000
Investment	4,500	7,000

Sums paid to third parties in respect of executive directors' services (audited)

No sums were paid to third parties in respect of any executive director's services.

The Remuneration Committee

a) Purpose and terms of reference of the Committee

The Committee:

- recommends to the Board the broad policy in respect of senior executive remuneration;
- ensures that the levels of remuneration for the executive directors and senior executives are sufficient to attract, retain and motivate directors of the quality required by the Company;
- structures executive directors' remuneration so as to link rewards to corporate and individual performance; and
- sets the remuneration for all executive directors and the Chairman.

The fees of non-executive directors are a matter for the consideration of the Board as a whole.

The Committee's full terms of reference are published on the Company's website at www.friendsprovident.com and can be obtained on written request to the Company Secretary at the Company's registered office.

b) **Membership:** The members of the Committee are Lady Judge (Chair), Alison Carnwath and Christopher Jemmett.

c) **Advisers:** During 2006, the Committee was assisted by PricewaterhouseCoopers LLP to provide independent advice on remuneration matters and Towers Perrin in respect of pension matters. The Committee also consulted with Keith Satchell, the Group Chief Executive, and Mike Hampton, the Group HR Director, to ensure policy was appropriate.

During 2006, the Committee undertook a review of external advisers and concluded, in the interests of good corporate governance, that a rotation would be appropriate and appointed Deloitte Touche LLP in lieu of PricewaterhouseCoopers LLP. This appointment takes effect from 2 April 2007.

Additional disclosures in respect of Alain Grisay (audited)

The remuneration of the executive directors of F&C Asset Management plc (F&C), a separately listed, 52% owned subsidiary company, is fully disclosed in the directors' remuneration report of the board of F&C. Alain Grisay is remunerated entirely by F&C in accordance with its remuneration policy. He is also a director of the Company. He has a rolling service contract with F&C dated 11 October 2004 that requires twelve months' notice of termination on either side. Accordingly, this report includes only those disclosures required of the Company in respect of Alain Grisay. It is the Company's policy to allow the board of F&C and its remuneration committee to determine the remuneration policy and packages for the executive directors of F&C.

Alain Grisay participates in the LTRP which is the primary long-term incentive arrangement of F&C. Under the LTRP, contingent awards of shares are made under the Deferred Awards and the Restricted Awards.

The vesting of Deferred Awards under the LTRP is contingent solely on the continued employment of the relevant participant over a three year period. No deferred awards were made to Alain Grisay during the year.

The vesting of Restricted Awards under the LTRP is determined over three years and depends on F&C's TSR compared with FTSE 250 companies and on Earnings Per Share (EPS) performance, and is subject to continuing service. TSR and EPS performance measures are each applied to 50% of every award. For TSR performance, no options will vest for below median TSR performance; for TSR performance between the 125th and 63rd places, awards will vest on a straight-line basis with 35% vesting for 125th place and 100% vesting for 63rd place and above.

Share options

During the year, Alain Grisay received a restricted share award under the LTRP of 956,937 shares.

Date of grant	Alain Grisay	Share price on award date
15 November 2004	208,333	240.25p
No awards made in 2005	-	N/A
17 May 2006	956,937	209.0p

Alain Grisay also participated in the Re-investment Plan (RP) which was a one-off plan linked to the merger of F&C Group (Holdings) Limited (F&CGH) and ISIS Asset Management plc on 11 October 2004. The RP was established to encourage key former F&CGH individuals to re-invest one half of the proceeds of their vested Shadow Equity Plan entitlement into 'Investment Shares' in F&C. These shares were forfeitable should the participant voluntarily resign or be dismissed for gross misconduct within 24 months of completion of the merger. During 2006, 597,818 Investment Shares were released to Alain Grisay.

Full details of the LTRP and RP are set out in the F&C Remuneration Report.

The market price of F&C shares at 31 December was 211.0p. The highest and lowest F&C share price during 2006 was 232.0p and 176.0p respectively. The mid-market price of F&C shares at close of business on 19 March 2007 was 173.5p per share.

For the Board

Barbara Judge

Lady Judge
Chairman, Remuneration Committee
19 March 2007



Independent Auditor's report to the members of Friends Provident plc

We have audited the Group and parent company financial statements of Friends Provident plc for the year ended 31 December 2006 which comprise the Consolidated income statement, the Consolidated and Parent company balance sheets, the Consolidated cash flow statement, the Consolidated statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report of the Board that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the parent company financial statements and the Remuneration Report of the Board in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of directors' responsibilities on page 56.

Our responsibility is to audit the financial statements and the part of the Remuneration Report of the Board to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Report of the Board to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the Annual Review that is cross-referred from the Business review section of the Directors' report.

In addition, we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report of the Board to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report of the Board to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report of the Board to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the Parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Parent company's affairs as at 31 December 2006;
- the Parent company financial statements and the part of the Remuneration Report of the Board to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
19 March 2007

Consolidated income statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Revenue			
Gross earned premiums	4	**980**	977
Premiums ceded to reinsurers	4	**(84)**	(56)
Net earned premiums	4	**896**	921
Fee and commission income and income from service activities		**565**	483
Investment income	5	**3,697**	6,287
Total revenue		**5,158**	7,691
Claims, benefits and expenses			
Gross claims and benefits paid	6	**1,587**	1,569
Amounts receivable from reinsurers	6	**(43)**	(37)
Net claims and benefits paid		**1,544**	1,532
Insurance contracts liabilities	27	**(764)**	514
Investment contracts liabilities	31	**2,620**	3,822
Transfer to fund for future appropriations		**19**	187
Movement in net assets attributable to unit holders	33	**131**	136
Movement in policyholder liabilities		**2,006**	4,659
Acquisition expenses	7	**412**	285
Administrative and other expenses	8	**618**	759
Finance costs	12	**88**	89
Total claims, benefits and expenses		**4,668**	7,324
Share of profit of associates and joint venture	20	**1**	-
Profit before tax from continuing operations		**491**	367
Policyholder tax	13	**(124)**	(218)
Profit before shareholder tax from continuing operations		**367**	149
Total tax expense	13	**(70)**	(178)
Policyholder tax	13	**124**	218
Shareholder tax	13	**54**	40
Profit after tax from continuing operations		**421**	189
Profit after tax from discontinued operations	42	**-**	8
Profit for the year		**421**	197
Attributable to:			
Equity holders of the parent: (i)			
Ordinary shareholders		**276**	132
Other equity holders		**52**	37
		328	169
Minority interest		**93**	28
Profit for the year		**421**	197
Earnings per share			
Basic earnings per share from continuing operations (pence)	15	**13.1**	6.3
Diluted basic earnings per share from continuing operations (pence)	15	**12.8**	6.3

(i) All profit attributable to equity holders of the parent is from continuing operations.

Consolidated underlying profit

For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Profit before tax from continuing operations*		**491**	367
Policyholder tax	13	**(124)**	(218)
Returns on Group-controlled funds attributable to third parties		**(104)**	(57)
Profit before tax excluding profit generated within policyholder funds		**263**	92
Non-recurring items	3	**17**	59
Amortisation of Asset Management acquired intangible assets	16	**43**	56
Amortisation of acquired present value of in-force business	16	**25**	28
Amortisation of Life & Pensions acquired intangible assets	16	**7**	7
Impairment of Asset Management acquired intangible assets	16	**58**	112
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)	39	**(52)**	(37)
Short-term fluctuations in investment return	5	**39**	(102)
Variation in value of option on convertible debt	32	**-**	9
Underlying profit before tax*		**400**	224
Tax on underlying profit		**6**	(5)
Minority interest in underlying profit		**(29)**	(36)
Underlying profit after tax attributable to ordinary shareholders of the parent		**377**	183
Earnings per share			
Underlying earnings per share (pence)	15	**17.9**	8.8

IFRS underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's IFRS results.

IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax, (ii) returns attributable to minority interests in policyholder funds, (iii) non-recurring items, (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

* Included in profit before tax from continuing operations, and underlying profit before tax, are one-off items relating to basis changes and the partial adoption of FSA Policy Statement PS06/14 Prudential Changes for Insurers which have increased profit by £156m in 2006. Further details of these items are set out in note 2(h).

Consolidated balance sheet

At 31 December 2006

	Notes	**2006 £m**	2005 £m
Assets			
Intangible assets	16	**1,405**	1,590
Property and equipment	17	**80**	73
Investment properties	18	**2,426**	1,912
Investments in associates and joint venture	20	**15**	14
Financial assets	21	**45,150**	42,091
Deferred acquisition costs	22	**1,111**	994
Reinsurance assets	23	**85**	183
Current tax assets		**30**	25
Insurance and other receivables	25	**606**	590
Cash and cash equivalents	26	**3,581**	2,614
Total assets		**54,489**	50,086
Liabilities			
Insurance contracts	27	**13,762**	14,637
Fund for future appropriations		**439**	420
Financial liabilities			
– Investment contracts	31	**32,821**	27,857
– Interest bearing loans and borrowings	32	**1,130**	1,155
Net asset value attributable to unit holders	33	**941**	751
Provisions	34	**215**	364
Deferred tax liabilities	24	**318**	288
Current tax liabilities		**116**	177
Insurance payables, other payables and deferred income	35	**582**	497
Total liabilities		**50,324**	46,146
Equity attributable to equity holders of the parent			
Attributable to ordinary shareholders:			
Share capital	36, 37	**214**	214
Share premium	36, 37	**2,051**	2,038
Other reserves	36, 38	**542**	436
		2,807	2,688
Attributable to other equity holders	36, 39	**810**	810
		3,617	3,498
Minority interest	36	**548**	442
Total equity	36	**4,165**	3,940
Total equity and liabilities		**54,489**	50,086

The financial statements were approved by the Board of directors on 19 March 2007.

Sir Adrian Montague
Chairman

Philip Moore
Group Chief Executive

Jim Smart
Group Finance Director

Consolidated statement of recognised income and expense

For the year ended 31 December 2006

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax (i)	(8)	-	(8)	1	(7)
Foreign exchange adjustments	(10)	-	(10)	(2)	(12)
Revaluation of owner occupied properties	6	-	6	-	6
Shadow accounting	(6)	-	(6)	-	(6)
Net income recognised directly in equity	(18)	-	(18)	(1)	(19)
Profit for the year	276	52	328	93	421
Total recognised income and expense for the year	258	52	310	92	402

For the year ended 31 December 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax (i)	(18)	-	(18)	(10)	(28)
Foreign exchange adjustments	(7)	-	(7)	(1)	(8)
Net expense recognised directly in equity	(25)	-	(25)	(11)	(36)
Profit for the year	132	37	169	28	197
Total recognised income and expense for the year	107	37	144	17	161

(i) Tax recognised directly in equity is shown in note 13(c).

Consolidated cash flow statement

For the year ended 31 December 2006

	2006 £m	2005 £m
Operating activities		
Profit for the year	**421**	197
Unrealised gains on investments	**(311)**	(3,612)
Realised gains on investments	**(1,618)**	(1,072)
Finance costs	**88**	89
Amortisation and impairment of intangible assets	**150**	221
Depreciation of property and equipment	**10**	11
Movement in deferred acquisition costs	**(119)**	(148)
Total tax expense	**70**	178
Purchase of shares and other variable yield securities	**(13,185)**	(5,019)
Sale of shares and other variable yield securities	**12,014**	3,765
Purchase of loans, debt securities and other fixed income securities	**(13,486)**	(18,840)
Sale of loans, debt securities and other fixed income securities	**13,311**	17,291
Purchase of investment properties	**(285)**	(201)
Sale of investment properties	**47**	34
(Decrease)/increase in insurance contract liabilities	**(875)**	590
Increase in investment contract liabilities	**5,074**	5,669
Increase in fund for future appropriations	**19**	164
(Decrease)/increase in provisions	**(78)**	67
Net increase/(decrease) in receivables and payables	**165**	(22)
Pre-tax cash inflow/(outflow) from operating activities	**1,412**	(638)
Tax paid	**(86)**	(61)
Net cash inflow/(outflow) from operating activities	**1,326**	(699)
Investing activities		
Acquisition of subsidiaries, net of cash acquired	**(21)**	603
Reduction in participation in subsidiaries, net of cash disposed	**49**	44
Compensation from investment mandate loss	**27**	-
Additions to internally generated intangible assets	**(18)**	(13)
Purchase of property and equipment (net)	**(11)**	(10)
Net cash inflow from investing activities	**26**	624
Financing activities		
Finance costs	**(81)**	(82)
STICS interest	**(52)**	(21)
Proceeds from issue of long-term debt, net of expenses	**258**	229
Repayment of long-term debt	**(312)**	-
Issue of STICS, net of expenses	**-**	495
Net movement in other borrowings, net of expenses	**12**	5
Dividends paid to equity holders of the parent	**(164)**	(157)
Dividends paid to minority interest	**(46)**	(29)
Net cash (outflow)/inflow from financing activities	**(385)**	440
Increase in cash and cash equivalents	**967**	365
Balance at beginning of year	**2,614**	2,249
Balance at end of year	**3,581**	2,614

1. Accounting policies

1.1 Basis of preparation

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property and equipment, investment properties and financial instruments at fair value through the income statement. The financial statements also comply with the revised Statement of Recommended Practice issued by the Association of British Insurers in December 2005 (as amended in December 2006) in so far as these requirements do not contradict IFRS requirements. The detailed disclosure of new business does not form part of these accounts.

The Group has applied the principles contained in FRS 27 Life Assurance, as applied for the first time in the Group's 2005 financial statements, as an improvement to its accounting policies as permitted by IFRS 4 Insurance Contracts. This requires liabilities to with-profits policyholders to be measured on a realistic basis in accordance with the FSA's Realistic Balance Sheet (RBS) regulations.

The Group presents its balance sheet in order of liquidity. Where applicable, for each asset and liability line item that combines amounts expected to be recovered or settled both within and beyond 12 months after the balance sheet date, disclosure of the amount due beyond 12 months is either made in the maturity tables in note 30 or in the respective line item note.

Financial assets and financial liabilities are not offset, unless there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expenses are not offset in the income statement unless required or permitted by an accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

The parent company has continued to present individual financial statements prepared on a UK GAAP basis as permitted by section 226A of, and Schedule 4 to, the Companies Act 1985, adopting the exemption of omitting the profit and loss account and related notes conferred by section 230 of that Act. The parent company financial statements, with its respective accounting policies, are presented on pages 185 to 189.

The Group has decided not to early adopt IFRS 7 Financial Instruments: Disclosures, or the Amendment to IAS 1 Presentation of Financial Statements, issued by the International Accounting Standards Board (IASB) in October 2005, and effective from 1 January 2007. These standards will result in changes to disclosures relating to financial instruments and capital when they are adopted in 2007.

1.2 Use of estimates, assumptions and judgements

The preparation of the financial statements requires the use of estimates, assumptions and judgements that affect the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date, as well as affecting the reported income and expenses for the year. Although the estimates are based on management's best knowledge and judgement of information and financial data as at the date the financial statements are approved, the actual outcome may differ from these estimates. Further information on the use of estimates, assumptions and judgements is set out in note 2.

1.3 Summary of significant accounting policies

The principal accounting policies set out below have been consistently applied to all years presented in these consolidated financial statements.

1.3.1 Business combinations

The cost of a business combination is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the business combination. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the business combination date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the business combination is less than the fair value of the net assets acquired, the difference is recognised directly in the income statement.

(a) Subsidiaries
Subsidiaries are all entities over which the Group has the power, directly or indirectly, to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights. Potential voting rights that presently are exercisable or convertible are also taken into account.

Open-ended investment companies and unit trusts in which the Group has a percentage holding in excess of 50% are consolidated. The units not owned by the Group are treated as a liability called 'net asset value attributable to unit holders'.

The consolidated financial statements incorporate the assets, liabilities, results and cash flows of the company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. Intra-group balances and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Profits or losses arising from changes in holdings in subsidiaries that do not impact the Group's control over that subsidiary are recognised directly in equity.

(b) Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control over the financial and operating policies, generally arising from holding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

1. Accounting policies continued

Joint ventures are those entities where the terms of the contractual agreement ensure that the parties involved jointly control the entity, notwithstanding that the Group's share of the underlying assets and liabilities may be more than 50%. The Group recognises its interests in joint ventures using the equity method.

Under the equity method, an investment is included as a single line item in the consolidated balance sheet as the Group's share of the fair value of the investee undertaking's net assets plus goodwill, which equates to the cost of the investment plus the Group's share of post-acquisition reserves. The Group's share of post-tax profits or losses is presented as a single line item in the consolidated income statement, adjusted for the effect of any fair value adjustments.

1.3.2 Product classification

(a) Insurance contracts
Contracts under which the Group accepts significant insurance risk from another party (the policyholder), by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder, are classified as insurance contracts. Under IFRS 4, insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of: a specified interest rate, security price, commodity price, foreign exchange rate, index of price or rates, a credit rating or credit index or other variable. Insurance contracts may transfer some financial risk.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that is more than 5% greater than the benefits payable if the insured event did not occur.

(b) Investment contracts
Policyholder contracts not considered insurance contracts under IFRS 4 are classified as investment contracts. Contracts classified as investment contracts are either unit-linked or contracts with Discretionary Participation Features (DPF). These are mainly unitised with-profits contracts.

(c) Options and guarantees
Options and guarantees are valued separately unless the option or guarantee itself meets the definition of an insurance contract, or it is a policyholder option to surrender an insurance contract for a fixed amount.

For options and guarantees separated from the host contract, the Group measures them at fair value and includes the change in fair value in the income statement on the same basis as for its other embedded derivatives.

1.3.3 Segment reporting

Management reviews the Group's operations on the basis of its key business activities or business segments. These are groups of assets or operations that provide products or services that are different in terms of risks and returns to those of other business segments. The Group therefore reports its primary segment information using business segments.

Secondary segment information is reported using geographical segments. A geographical segment provides products or services within a particular economic environment that are subject to risks and returns that are different to those of other geographical segments.

Further details of the segments selected by the Group are included in note 3.

1.3.4 Foreign currency translation

(a) Foreign currency transactions
The Group's presentation currency is sterling. Transactions in foreign currencies are translated to sterling at the foreign exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to sterling at the exchange rate ruling at the balance sheet date, and any exchange differences arising are taken to the income statement. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and are not subsequently restated. Non-monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate on the date the fair value was determined. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement. Foreign exchange adjustments recognised in equity are reported in the Group's foreign currency translation reserve within retained earnings and reported in the statement of recognised income and expense.

(b) Overseas subsidiaries
The assets and liabilities of overseas subsidiaries, including goodwill and intangible assets attributable to the acquisition of the overseas subsidiary, and fair value adjustments arising on consolidation, are translated to sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of overseas subsidiaries are translated to sterling at average foreign exchange rates for the year. Foreign exchange differences arising on the translation to sterling are classified as equity movements and recognised in the Group's foreign currency translation reserve and reported in the statement of recognised income and expense. These exchange differences are recognised in the income statement in the period in which the overseas subsidiary is disposed of.

1.3.5 Revenue recognition

(a) Premiums
Premium income in respect of single premium business, new generation group pensions business and pensions business not subject to contractual regular premiums, is accounted for when the premiums are received.

For all other classes of business, premium income is accounted for in the year in which it falls due.

Reinsurance premiums are accounted for when due for payment.

1. Accounting policies continued

(b) Fee and commission income and income from service activities
Insurance and investment contract policyholders are charged for policy administration services, investment management services and for surrenders. Investment management services comprise primarily fees and charges from unit-linked investment contracts issued by the Life & Pensions business. Fees earned by the Asset Management business relate to the sale and management of retail investment products and from managing investments in the institutional market.

These fees and charges are recognised as revenue in the accounting period in which the services are rendered.

Front-end fees are charged to the policyholder at the inception of the contract. This is primarily used for single premium contracts. The consideration received is deferred as a liability and recognised over the expected term of the contract on a straight-line basis.

Regular fees charged to the policyholder periodically (monthly, quarterly or annually), are recognised on a straight-line basis over the period in which the service is rendered.

In respect of Asset Management a number of contracts have performance fees based on an agreed level of performance in a set time period. Performance fees are recognised when the quantum of the fee can be estimated reliably, which is when the performance period ends, when this occurs on or before the reporting date, or where there is a period of less than six months remaining to the end of the performance period, and there is evidence at the reporting date which suggests that the current performance will be sustainable.

(c) Investment income
All income received from investments is recognised in the income statement and includes dividends, interest, rental income, and gains and losses relating to investment properties, financial assets at fair value through the income statement and derivative financial instruments.

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend. For unlisted securities this is the due date of payment.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield of the asset or an applicable floating rate. Interest income includes the amortisation of any discount or premium.

Rental income from investment properties under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease income.

1.3.6 Expense recognition

(a) Claims and benefits paid
Insurance claims reflect the cost of all claims incurred during the year, including claims handling costs. Death claims and surrenders are recorded on the basis of notifications received. Maturities and annuity payments are recorded when due. Claims and benefits recorded are accrued to the policyholder and included within insurance and investment contracts liabilities.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any general administrative costs directly attributable to the claims function.

Reinsurance recoveries are accounted for in the same period as the related claim.

(b) Finance costs
Finance costs are recognised as an expense in the period in which they are incurred.

(c) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives paid are recognised in the income statement as an integral part of the total lease expense.

(d) Investment properties related expenses
Expenses with regards to investment properties are treated as administrative expenses and are recognised when incurred.

1.3.7 Impairment

Assets are reviewed at each reporting date to assess whether there are any circumstances that might indicate that they are impaired. If such circumstances exist, impairment testing is performed and any resulting impairment losses are charged to the income statement. The carrying value is adjusted to the recoverable amount. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the asset, or in respect of goodwill, the cash generating unit to which the goodwill relates. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Each cash generating unit to which goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than any of the Group's primary or secondary segments used for segment reporting.

1.3.8 Intangible assets

(a) Goodwill
Goodwill arising on business combinations is the future economic benefit arising from assets that are not capable of being individually identified and separately recognised.

(b) Investment management contracts
Investment management contracts acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Following initial recognition intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses. The useful lives of investment management

1. Accounting policies continued

contracts are finite and are amortised as the revenue on those contracts is earned, which equates to a straight-line basis over the estimated average contract term, depending on the nature of the contract, with amortisation being charged to the income statement. The amortisation period is reviewed at each financial year-end. The estimated useful lives have been assessed as follows:

	2006	2005
Investment trusts	10 years	20 years
Insurance	10 years	10 years
Institutional	6 years	10 years
Retail	10 years	10 years

The useful lives of Investment trust and Institutional management contracts were reduced during the year, as set out in note 2(h).

(c) Present value of acquired in-force business (PVIF)
On acquisition of a portfolio of insurance contracts or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the balance sheet as an intangible asset. This is amortised over the anticipated lives of the related contracts which typically varies between 5 and 50 years.

(d) Other intangible assets
Distribution lists, brands and licences acquired are capitalised at cost, being the fair value of the consideration paid. Software is capitalised on the basis of the costs incurred to acquire and to bring into use. Direct costs of internally generated software are capitalised as intangible assets.

Other intangible assets have finite useful lives and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful lives of the intangible asset as follows:

Distribution lists	10–15 years
Brands	10 years
Licences	3–5 years
Software	3 years

Subsequent expenditure on other intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1.3.9 Property and equipment

(a) Owned assets
Land and buildings are initially recognised at cost and subsequently measured at fair value. Revaluations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of properties being valued. Valuations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. The fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction.

Properties occupied by the Group are held at fair value on the basis of open market value at the date of revaluation. Revaluation surpluses are credited to the revaluation surplus in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the revaluation surplus directly to equity; all other decreases are charged to the income statement.

Equipment is recognised at cost less accumulated depreciation and impairment losses.

(b) Depreciation
Depreciation is charged so as to write off the cost of an asset net of the estimated residual value, using the straight-line method, over the estimated useful life of each part of an item of property and equipment, as follows:

Motor vehicles	3–4 years
Computer hardware and related software	1–4 years
Fixtures, fittings and office equipment	3–10 years

Residual values and useful lives are reviewed at each reporting date and adjusted if appropriate.

(c) Disposal and derecognition
An item of property and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised. Any revaluation reserve relating to the particular asset being disposed of or no longer in use is transferred to retained earnings.

1.3.10 Investment properties

Investment properties comprise land and/or buildings that are not occupied by the Group and are held either to earn rental income or for capital appreciation, or for both.

Investment property is initially included in the balance sheet at cost and subsequently measured at its fair value, which is supported by market evidence, based on annual valuations by independent valuers who hold a recognised and relevant professional qualification and have recent experience in the location and category of investment property being valued. Movements in the fair value of investment properties are taken to the income statement in the period in which they arise.

1.3.11 Fair values of financial instruments

Fair values of listed financial instruments are based on market bid price for assets and offer price for liabilities at the close of business on the balance sheet date. For unlisted financial instruments broker or dealer price quotations are obtained. If prices are not readily available, the fair value is based on valuation techniques. Certain financial instruments, including financial derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

1. Accounting policies continued

If the value of financial instruments cannot be reliably measured, they are measured at cost.

1.3.12 Financial assets

The Group classifies its investments as either financial assets at fair value through the income statement or loans. The classification depends on the purpose for which the investments were acquired or originated.

Purchases and sales of financial assets are recognised on the date the Group commits to purchase or sell the asset.

A financial asset is derecognised when the contractual right to receive cash flows expires or when the asset, together with substantially all the risks and rewards of ownership, has been transferred.

(a) Financial assets at fair value through the income statement
These investments are financial assets designated on initial recognition at fair value through the income statement. A financial instrument is designated upon initial recognition at fair value through the income statement when it satisfies one of the following criteria:

- It eliminates or significantly reduces an accounting mismatch caused by financial assets and financial liabilities being measured on a different basis.
- The financial instrument or group of financial instruments is managed individually or together on a fair value basis.
- The financial instrument contains or may contain an embedded derivative.

The fair value on initial recognition is the consideration given, excluding any transaction costs directly attributable to their acquisition. Subsequent to initial recognition, all such financial assets are measured at fair value. Movements in fair value are taken to the income statement in the period in which they arise. These financial assets include derivative financial instruments held for trading purposes.

Embedded derivatives are separated from the host contract (including embedded derivatives in insurance contracts), recognised as a stand alone derivative financial instrument and measured at fair value through the income statement, when the following conditions are met:

- the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid instrument is not measured at fair value with changes in fair value recognised in the income statement.

(b) Loans
Loans are financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial recognition, loans are measured at amortised cost using the effective interest rate method.

The amortised cost of loans is the present value of estimated future cash flows discounted at the original effective interest rate.

1.3.13 Deferred acquisition costs

For both insurance contracts and investment contracts with DPF, acquisition costs comprise all direct and indirect costs arising from writing the contracts, which are incurred during a financial period. Costs are deferred to the extent that they are recoverable out of future margins. The rate of amortisation of deferred acquisition costs on such contracts is proportional to the future margins emerging in respect of the related policies, over the lifetime of those policies.

For investment contracts without DPF, and for Asset Management service contracts, deferred acquisition costs comprise all incremental costs that are directly related to the writing of the contract, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future margins. Such deferred acquisition costs are amortised uniformly over the lifetime of the policy.

1.3.14 Reinsurance

Amounts due to and from reinsurers are accounted for in a manner consistent with the insured policies and in accordance with the relevant reinsurance contract. Premiums ceded and claims reimbursed are individually presented on a gross basis.

Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and are accounted for and disclosed in a manner consistent with financial instruments.

1.3.15 Taxation

(a) Current tax
The tax expense disclosed on the face of the income statement represents the sum of current year corporation tax, the movement in deferred tax and adjustments to prior periods' tax.

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods, except where it relates to an item which is recognised in equity. Tax payable is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The tax charge is analysed between tax in respect of income and investment return on the policyholders' interest in the with-profits and linked fund assets, representing policyholders' tax, with the balance being tax on equity holders' investment return and profits, representing shareholders' tax.

(b) Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and the amount of deferred tax provided is based on the expected manner of realisation or

1. Accounting policies continued

settlement of the carrying amount of the assets and liabilities. The tax rates used are the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is recognised in the income statement for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in equity. In this case the gain or loss is shown net of the attributable deferred tax.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable future profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

1.3.16 Insurance and other receivables

Insurance and other receivables are recognised when due and measured on initial recognition at the fair value of the amount receivable plus incremental costs. Subsequent to initial recognition, receivables are measured at amortised cost using the effective interest rate method.

The carrying value of receivables is the present value of estimated future cash flows discounted at the original effective interest rate.

1.3.17 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdraft facilities, where there is a legal right of offset against cash and cash equivalents.

1.3.18 Insurance contracts

Insurance contracts are measured using accounting policies consistent with those previously adopted under the Modified Statutory Solvency (MSS) basis, as amended following the adoption of the principles contained in FRS 27 Life Assurance.

Insurance contract liabilities are determined separately for each life operation following an annual investigation of the long-term funds at 31 December. For UK operations the liabilities are calculated in accordance with the relevant Financial Services Authority (FSA) rules contained in the Prudential Sourcebook for Insurers. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements. The valuations are subject to adjustments to reflect relevant accounting requirements as set out below.

For the conventional with-profits business in Friends Provident Life and Pensions Limited (FPLP), the liabilities to policyholders are determined in accordance with the Realistic Balance Sheet (RBS) regulations and in accordance with the principles contained in FRS 27. These liabilities include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and includes the cost of options and guarantees measured on a market consistent basis. The RBS basis of valuation does not recognise deferred acquisition costs, but allows for future profits of non-profit and unit-linked business written in the With-Profits Fund to be recognised.

The calculation of the liabilities to policyholders in respect of conventional with-profits contracts in Friends Provident Life Assurance Limited (FPLA), is on a net premium basis and in accordance with the MSS basis. These liabilities include an implicit provision for future regular bonuses, but not final bonuses, by means of a reduction in the valuation interest rate and an assessment of options and guarantees on a deterministic basis.

The calculation of liabilities to policyholders for non-profit contracts is on a gross premium basis and in accordance with the MSS basis. These liabilities include explicit allowance for future expenses.

The provision for insurance contract liabilities can never be definitive as to the overall level of liabilities or their timing and is subject to regular reassessment.

The Group carries out an annual liability adequacy test on its insurance contract liabilities less related deferred acquisition costs and other related intangible assets to ensure that the carrying amount of its liabilities is sufficient in the light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

The Group applies shadow accounting in relation to certain insurance contract liabilities, which are supported by owner occupied properties, on which unrealised gains and losses are recognised within equity. Adjustments are made to the insurance contract provisions to reflect the movements that would have arisen if the unrealised gains and losses had been recognised in the income statement. The corresponding change in the value of these balances is also recognised in equity.

1.3.19 Investment contracts

Investment contracts are either unit-linked or contracts with DPF (mainly unitised with-profits contracts).

A unit-linked investment contract is recognised at fair value through the income statement. The fair value is calculated as the number of units allocated to policyholders in each of the unit-linked funds multiplied by the unit price of those funds at the balance sheet date. The fund assets and liabilities used to determine the unit prices at the balance sheet date are valued on a basis that is consistent with their measurement basis in the consolidated Group balance sheet, adjusted to take account of the effect on the liabilities of discounting for the time value of future tax on unrealised gains on assets held in the fund. Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted.

Unitised with-profits investment contracts are measured using Realistic Balance Sheet principles as amended by FRS 27.

1. Accounting policies continued

A contract with DPF is a contractual right held by a policyholder to receive, as a supplement to guaranteed minimum payments, additional payments:
- that are likely to be a significant portion of the total contractual payments, and
- whose amount or timing is contractually at the discretion of the issuer and that are contractually based on:
  - the performance of a specified pool of contracts, or a specified type of contract, or
  - realised and/or unrealised investment returns on a specified pool of assets held by the issuer, or
  - the profit or loss of the company that issues the contracts.

Investment contracts with DPF held within the FPLP and FPLA with-profits funds are measured on a basis that is consistent with a measurement basis for insurance contracts held within those funds.

Balances representing eligible surplus that has not yet been allocated to shareholders, or policyholders with DPF contracts, are retained as a policyholders' liability.

1.3.20 Fund for future appropriations (FFA)

The FFA comprises all funds available for allocation, either to policyholders or to shareholders, the allocation of which has not been determined at the balance sheet date.

Within FPLP, the insurance and investment contracts liabilities allow for discretionary benefit allocations to the extent that they are allowed within current bonus practices. The FFA represents working capital and the value of future transfers to shareholders from the With-Profits Fund in respect of discretionary bonuses for conventional with-profits business.

Within FPLA, the FFA represents the value of future final bonus payments to policyholders.

1.3.21 Interest-bearing loans and borrowings

Borrowings are recognised initially at fair value, which is generally the cash consideration received, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest rate method.

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Compound financial instruments are split and the equity and liability components recorded separately. The equity component of the convertible bonds is calculated on issue as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognised and included in shareholders' equity, net of tax effects. The fair value of the liability component is recorded on an amortised cost basis until extinguished on conversion or maturity of the bonds.

The interest expense recognised in the income statement under finance costs, is calculated using the effective interest rate method. Interest accrued on variable rate interest bearing loans and borrowings is recognised under insurance payables, other payables and deferred income and not in the carrying value of interest bearing loans and borrowings.

1.3.22 Provisions

A provision is recognised when the Group has a present legal or constructive obligation, as a result of a past event, which is likely to result in an outflow of resources and where a reliable estimate of the amount of the obligation can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment for the time value of money and, where appropriate, the risks specific to the liability.

The Group recognises a provision for onerous contracts when the expected benefits to be derived from the contracts are less than the related unavoidable costs.

1.3.23 Insurance payables, other payables and deferred income

Insurance and other payables are recognised when due and measured on initial recognition at the fair value of the consideration paid. Subsequent to initial recognition, payables are measured at amortised cost using the effective interest rate method.

Fees charged for services to be provided in future periods are deferred and recognised in the income statement on a straight-line basis as the services are provided over the expected term of the contract.

1.3.24 Employee benefits

(a) Pension obligations
(i) Defined benefit schemes
Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by F&C Asset Management plc (F&C), a subsidiary undertaking. The schemes provide benefits based on final pensionable salary. The assets of the schemes are held in separate trustee administered funds.

The pension liability recognised in the balance sheet is the present obligation of the employer, which is the estimated present value of future benefits that employees have earned in return for their services in the current and prior years, less the value of the plan assets in the schemes. The discount rate applied to the employees' benefits is the appropriate AA rated corporate bond yield at the balance sheet date. A qualified actuary performs the calculation annually using the projected unit credit method.

The pension costs for the schemes are charged to the income statement and consist of current service cost, past service cost, interest cost on scheme liabilities, the effect of any settlements and

1. Accounting policies continued

curtailments, and the expected return on pension assets. Past service costs are recognised in the income statement on a straight-line basis over the period in which the increase in benefits vest. Actuarial gains and losses are taken to the statement of recognised income and expense for the period.

The actuarial gains and losses, which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date, are taken to the statement of recognised income and expense for the period. The adjustment is shown net of deferred taxation.

(ii) Defined contribution schemes
Contributions made to these schemes are charged to the income statement as they become payable in accordance with the rules of the scheme.

(iii) Multi-employer defined benefit schemes
The Group participates in several multi-employer defined benefit schemes in Europe. These schemes are defined benefit schemes but the Group is unable to identify its share of the underlying assets and liabilities as they are not separately identifiable. The Group accounts for the contributions to the schemes in the same manner as defined contribution schemes.

(iv) Other long-term employee benefits
Other long-term employee benefits are recognised at the discounted present value of the defined benefit obligation at the balance sheet date. The obligation is calculated using the unit credit method. The discounted rate of the employees' benefits is the yield at balance sheet date.

(v) Termination benefits
Termination benefits are recognised as a liability and an expense when the Group terminates the employment of an employee before the normal retirement date.

(b) Share based payment schemes
The Company and certain subsidiary undertakings offer share based payment schemes to employees of the Group, depending on eligibility. The fair value of equity-settled share based payments is measured at the grant date and expensed on a straight-line basis over the vesting period in the income statement. A corresponding amount is credited to equity.

At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period. The fair value is measured using scenario based modelling techniques that take into account the terms and conditions upon which these options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

The dilutive effect of outstanding options is reflected in the computation of diluted earnings per share.

For cash-settled schemes, the fair value of the share based payment is measured at the grant date and expensed over the vesting period in the income statement with a corresponding credit to liabilities. The estimated fair value of cash-settled awards is remeasured at each reporting date until the payments are ultimately settled.

1.3.25 Share capital and dividends

Where either the Company or F&C has a holding in its own equity which has been classified as treasury shares, the consideration paid is deducted from share capital and reserves. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity attributable to the Company's equity holders, net of any directly attributable incremental transaction costs and the related tax effects.

Dividends are recognised as an appropriation on the date declared by the Group's directors or, if subject to approval, by the shareholders.

2. Use of estimates, assumptions and judgements

The Group makes estimates, assumptions and judgements that affect the reported amounts of assets and liabilities. Estimates, assumptions and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

(a) Liabilities arising from insurance contracts and investment contracts with DPF
As stated in the accounting policies, management has determined that a contract is an insurance contract if there is a significant insurance risk. Policyholder contracts not considered insurance contracts are classified as investment contracts. Investment contracts with DPF are mainly unitised with-profit policies which are valued on the same basis as insurance contracts.

The estimation of the ultimate liabilities arising is a critical accounting estimate. There are several sources of uncertainty that need to be considered in the estimation of the liabilities that the Group will ultimately pay for claims.

A number of assumptions are used to determine the Group's liabilities, which contain guarantees and options. The most significant assumptions are:

- mortality, morbidity and persistency assumptions;
- for with-profits policies within FPLP, the stochastic model used to value liabilities is sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market rates;
- for other policies, the valuation interest rate is the most significant economic assumption;
- for guaranteed annuity options (one of the principal guarantees written by the Group) the cost depends on assumptions such as the level of policy discontinuance and the tax-free cash take-up;

2. Use of estimates, assumptions and judgements
continued

- changes in assumptions behind the valuation techniques for assets that are not quoted in active markets could have a significant impact on assets that are backing insurance and investment contract liabilities.

The sensitivity of liability valuations to key risks and assumptions is set out in note 27.

The carrying value of insurance contracts liabilities is £13,762m (2005: £14,637m) and investment contracts liabilities with DPF is £5,700m (2005: £6,394m).

(b) Impairment testing
The Group is required to perform an annual impairment test of goodwill. Other assets, excluding those assets held at fair value through the income statement, are reviewed where there is an indication of impairment. For most assets this requires the Group to estimate future cash flows and discount these amounts using a suitable rate which reflects the risk of those cash flows. In projecting cash flows, the Group makes a number of assumptions on matters which include, but are not restricted to:
- Investment market conditions
- Sales and margins
- Expenses
- Policy/client lapses
- Discount rates
- Terminal values

These assumptions are established using management's best estimate of the likely outcome but with all assumptions there remains a degree of uncertainty as to the final results.

Management have determined that there are four segments for impairment testing: UK Life & Pensions, Lombard, FPI and Asset Management.

The carrying value of goodwill is £662m (2005: £677m) and of other intangible assets is £743m (2005: £913m). Details of the testing of impairment performed during the year are contained in note 16.

(c) Provision for review of mortgage endowment and other sales
The Group has made provision for the estimated cost and compensation associated with the review of mortgage endowment and other sales. These provisions are subject to considerable uncertainty and are influenced by external factors beyond the control of management. Although the provisions are regularly reviewed, the final outcome could be different from the provision established.

The total carrying value (including actuarial provisions) for the review of mortgage endowment and other sales is £63m (2005: £142m).

(d) Fair value determination of financial assets at fair value through the income statement
Fair values are based on quoted market prices for a specific instrument, or comparisons with other highly similar financial instruments, or the use of valuation models. Establishing valuations where there are no quoted market prices inherently involves the use of judgement in establishing reserves against indicated valuations for aged positions, deteriorating economic conditions (including country-specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity, model risk itself and other factors. Market risk sensitivities are disclosed in note 30.

The carrying amount of financial assets at fair value through the income statement (excluding units in unit trusts and shares in open-ended investment companies) that are not based on quoted market prices is £1,835m (2005: £1,391m).

(e) Staff pension schemes assumptions
In assessing the pension benefit obligation, assumptions are made as to the life expectancy of all current, deferred and retired members, rates of increases of salaries and pensions, and interest and inflation rates. Material assumptions used and sensitivities are explained in detail in note 10.

The carrying value of the net pension liability is £77m (2005: £107m).

(f) Share options and share based payments
In assessing the cost of share options expected to vest, estimates are made of future staff leaver numbers on the basis of past experience, and of the fair value of the options using assumptions including expected future levels of share price volatility and dividend yield.

The amount charged to the income statement in respect of share based payments is £22m (2005: £28m).

(g) Deferred tax assets
In assessing deferred tax assets, an estimate of probable future taxable profits is made, against which the temporary differences, being the carry forward of excess tax expenses, and tax losses are utilised. These involve management's best estimate based on past profit experience, adjusted for possible future deviations that management consider might occur.

The carrying value of deferred tax assets is £97m (2005: £91m).

(h) Changes in accounting estimates
(i) Investment management contracts
Following a full impairment review of investment management contracts, in accordance with IAS36 Impairment of Assets, impairment losses have been recognised in 2005 and 2006. This review has led the Group to reconsider the average expected lives of these assets. With effect from 1 July 2006, the estimated remaining useful lives of the assets were assessed as follows:

Investment trusts	10 years
Institutional (non-fixed term)	6 years

The original estimate of their useful lives on acquisition of the assets in October 2004 was 20 years for investment trusts and 10 years for non-fixed term institutional contracts. The estimated useful lives of all other categories of investment management contracts are unchanged.

2. Use of estimates, assumptions and judgements
continued

This represents a change in accounting estimate from that used up to 30 June 2006, and has accelerated the amortisation of the remaining value of the assets from July 2006. The effect of this change is an increase of £2m in the amortisation charge in 2006, and £3m per annum in future periods until such time as the assets become fully amortised. With effect from 1 January 2007 the estimated useful lives of Institutional (non-fixed term) management contracts were revised to 4 years, following a further review by management.

(ii) One-off basis change: FSA Policy Statement PS06/14 Prudential Changes for Insurers (PS06/14)
Regulatory reserving rule changes arising from the adoption of the Prudential Requirements for Insurers (Amendment) instrument 2006 (2006/62) have been applied to the valuation of Life Protection Insurance contract liabilities, with the exception of Income Protection business and other protection business reinsured on a risk premium basis. Allowance is made for prudent lapse rate assumptions, reducing overall liabilities (previously such allowance was only made for with-profits business). Individual contracts may contribute a negative value, reducing overall liabilities (previously such contracts were recognised at zero value).

Future margins are reduced as a result of the changes, impacting the carrying value of Deferred Acquisition Costs (DAC).

The impact of partially adopting PS06/14, on profit before tax is an increase of £33m, arising from a reduction in liabilities to policyholders of £237m, a reduction in reinsurance assets of £126m, and a write-down in DAC of £78m.

(iii) One-off basis change: Morbidity
Improved management of the PHI claims process has resulted in a considerable improvement in morbidity experience and as a consequence, a change has been made in the morbidity basis, increasing profit before tax, and reducing the liabilities to policyholders, by £123m in 2006.

(iv) Actuarial Funding
Capital units in respect of investment contract liabilities have previously been provided for based on the current value of units in the fund; this method has been changed to a 'straight-line' basis, bringing the treatment of capital units in line with the treatment of other front-end charges for investment contracts. The impact on profit before tax was an increase of £26m in 2006.

3. Segmental information

(a) Summary
Segment information is presented in respect of the Group's business and geographical segments. The primary reporting format, based on the Group's management and internal reporting structure, is business segments.

Inter-segment pricing is determined on an arm's length basis. Segment results, assets, and liabilities, include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure includes purchases of property and equipment, investment properties and intangible assets.

Business segments (primary segment)
The Group comprises the following main business segments:
- UK Life & Pensions (including corporate items)
- International Life & Pensions
- Asset Management (including F&C's Managed Pension Fund business)

Geographical segments (secondary segment)
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The Group has defined two geographical areas:
- UK
- Rest of the world

3. Segmental information continued

(b) Business segment information (primary segment information)

( ) Revenue and expenses

Year ended 31 December 2006

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums on insurance and investment contracts	3,709	2,769	199	-	6,677
Less investment contracts premiums (i)	(2,741)	(2,757)	(199)	-	(5,697)
Gross earned premiums	968	12	-	-	980
Less premiums ceded to reinsurers	(82)	(2)	-	-	(84)
Net earned premiums	886	10	-	-	896
Fee and commission income and income from service activities	148	198	258	(39)	565
Investment income	2,934	640	123	-	3,697
Total revenue	3,968	848	381	(39)	5,158
Net claims and benefits paid	1,542	2	-	-	1,544
Movement in insurance and investment contracts liabilities	1,176	579	101	-	1,856
Transfer to fund for future appropriations	19	-	-	-	19
Movement in net assets attributable to unit holders	131	-	-	-	131
Acquisition expenses	329	72	11	-	412
Administrative and other expenses	240	130	287	(39)	618
Finance costs	72	15	1	-	88
Total claims, benefits and expenses	3,509	798	400	(39)	4,668
Share of profits of associates and joint venture	1	-	-	-	1
Profit before tax from continuing operations	460	50	(19)	-	491
Policyholder tax	(124)	-	-	-	(124)
Shareholder tax	45	1	8	-	54
Segmental result after tax	381	51	(11)	-	421
Inter segment revenue/(expense)	(39)	-	39	-	-

(i) Accounted for as deposits under IFRS

3. Segmental information continued

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums on insurance and investment contracts	3,122	2,011	170	-	5,303
Less investment contracts premiums	(2,153)	(2,003)	(170)	-	(4,326)
Gross earned premiums	969	8	-	-	977
Less premiums ceded to reinsurers	(56)	-	-	-	(56)
Net earned premiums	913	8	-	-	921
Fee and commission income and income from service activities	116	124	276	(33)	483
Investment income	5,180	932	175	-	6,287
Total revenue	6,209	1,064	451	(33)	7,691
Net claims and benefits paid	1,528	4	-	-	1,532
Movement in insurance and investment contracts liabilities	3,291	888	157	-	4,336
Transfer to fund for future appropriations	187	-	-	-	187
Movement in net assets attributable to unit holders	136	-	-	-	136
Acquisition expenses	207	67	11	-	285
Administrative and other expenses	295	121	376	(33)	759
Finance costs	77	11	1	-	89
Total claims, benefits and expenses	5,721	1,091	545	(33)	7,324
Profit before tax from continuing operations	488	(27)	(94)	-	367
Policyholder tax	(218)	-	-	-	(218)
Shareholder tax	67	2	(29)	-	40
Segmental results after tax	337	(25)	(123)	-	189
Inter segment revenue/(expense)	(33)	-	33	-	-

3. Segmental information continued

(ii) Underlying profit

Year ended 31 December 2006	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	460	50	(19)	491
Inter segment loan interest	12	-	(12)	-
Policyholder tax	(124)	-	-	(124)
Returns on Group-controlled funds attributable to third parties	(104)	-	-	(104)
Profit before tax excluding profit generated within policyholder funds	244	50	(31)	263
Non-recurring items (i)	(2)	-	19	17
Amortisation of Asset Management acquired intangible assets	-	-	43	43
Amortisation of acquired present value of in-force business	9	16	-	25
Amortisation of Life & Pensions acquired intangible assets	-	7	-	7
Impairment of Asset Management acquired intangible assets	-	-	58	58
Interest payable on STICS	(52)	-	-	(52)
Short-term fluctuations in investment return	41	(2)	-	39
Underlying profit before tax	240	71	89	400
Tax on underlying profit				6
Minority interest in underlying profit				(29)
Underlying profit after tax attributable to ordinary shareholders of the parent				377
Earnings per share				
Underlying earnings per share (pence)				17.9

(i) Non-recurring items

Life & Pensions items include costs of £nil (2005: £6m) relating to integration activity following the acquisition of Friends Provident International Limited in August 2002, a credit of £3m (2005: charge of £14m) in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews, a credit of £1m (2005: £7m) in respect of the review conducted into pension transfers and opt-outs and a charge of £2m (2005: £nil) arising from the closure of the Appointed Representative sales channel.

Asset Management items include costs of £10m (2005: £22m) incurred integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited, £nil (2005: £2m) of other reorganisation costs, £12m (2005: £22m) in respect of issuing shares to employees under the 2004 Re-Investment Plan and £3m (2005: £nil) compensation received on loss of an investment management contract.

Discontinued operations are shown in note 42 and the profit after tax from these operations amounted to £nil (2005: £8m).

3. Segmental information continued

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Profit before tax from continuing operations	488	(27)	(94)	367
Inter segment loan interest	12	-	(12)	-
Policyholder tax	(218)	-	-	(218)
Returns on Group-controlled funds attributable to third parties	(57)	-	-	(57)
Profit before tax excluding profit generated within policyholder funds	225	(27)	(106)	92
Non-recurring items	10	3	46	59
Amortisation of Asset Management acquired intangible assets	-	-	56	56
Amortisation of acquired present value of in-force business	10	18	-	28
Amortisation of Life & Pensions acquired intangible assets	-	7	-	7
Impairment of Asset Management acquired intangible assets	-	-	112	112
Interest payable on STICS	(37)	-	-	(37)
Short-term fluctuations in investment return	(101)	(1)	-	(102)
Variation in value of option on convertible debt	9	-	-	9
Underlying profit before tax	116	-	108	224
Tax on underlying profit				(5)
Minority interest in underlying profit				(36)
Underlying profit after tax attributable to ordinary shareholders of the parent				183
Earnings per share				
Underlying earnings per share (pence)				8.8

(iii) Assets and liabilities

Year ended 31 December 2006

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	**40,182**	**12,243**	**2,126**	**(77)**	**54,474**
Investment in associates and joint venture	**15**	**-**	**-**	**-**	**15**
Total assets	**40,197**	**12,243**	**2,126**	**(77)**	**54,489**
Total liabilities	**36,991**	**11,730**	**1,680**	**(77)**	**50,324**
Other segment information:					
Capital expenditure	**313**	**4**	**5**	**-**	**322**
Depreciation	**7**	**-**	**3**	**-**	**10**
Amortisation	**24**	**24**	**44**	**-**	**92**
Impairment losses (i)	**-**	**-**	**58**	**-**	**58**

3. Segmental information continued

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	38,586	9,766	1,936	(216)	50,072
Investments in associates and joint venture	14	-	-	-	14
Total assets	38,600	9,766	1,936	(216)	50,086
Total liabilities	35,665	9,262	1,435	(216)	46,146
Other segment information:					
Capital expenditure	226	3	6	-	235
Depreciation	8	-	3	-	11
Amortisation	45	8	56	-	109
Impairment losses (i)	-	-	116	-	116

(i) Comprises impairment losses on acquired intangible assets £58m (2005: £112m) and impairment losses on associates £nil (2005: £4m).

The presentation of intercompany liabilities has been amended in 2006 resulting in the reclassification of certain segment liabilities reported in 2005.

(c) Geographical segmental information (secondary segment information)

Year ended 31 December 2006

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	**968**	**12**	**980**
Fee and commission income and income from service activities	**274**	**291**	**565**
Revenue from external customers	**1,242**	**303**	**1,545**
Investment income			**3,697**
Less premiums ceded to reinsurers			**(84)**
Total revenue			**5,158**
Total assets	**43,238**	**11,251**	**54,489**
Capital expenditure	**316**	**6**	**322**

Year ended 31 December 2005

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	969	8	977
Fee and commission income and income from service activities	243	240	483
Revenue from external customers	1,212	248	1,460
Investment income			6,287
Less premiums ceded to reinsurers			(56)
Total revenue			7,691
Total assets	40,852	9,234	50,086
Capital expenditure	232	3	235

4. Net earned premiums

Year ended 31 December 2006

	Gross earned premiums		**Premiums ceded to reinsurers**	**Total net earned premiums**
	Single £m	**Regular £m**	**£m**	**£m**
Protection	**1**	**301**	**(81)**	**221**
Investment	**-**	**315**	**(1)**	**314**
Individual pensions	**10**	**12**	**-**	**22**
Group pensions	**-**	**19**	**(1)**	**18**
Annuities	**322**	**-**	**(1)**	**321**
Total	**333**	**647**	**(84)**	**896**

Year ended 31 December 2005

	Gross earned premiums		Premiums ceded to reinsurers	Total net earned premiums
	Single £m	Regular £m	£m	£m
Protection	2	267	(53)	216
Investment	-	365	(2)	363
Individual pensions	9	11	-	20
Group pensions	-	23	(1)	22
Annuities	300	-	-	300
Total	311	666	(56)	921

5. Investment income

(a) Net investment return

	2006 £m	2005 £m
Interest income	**963**	938
Dividend income	**678**	550
Rental income	**127**	114
Net realised and unrealised gains on assets at fair value:		
Financial assets through the income statement	**1,803**	4,547
Investment properties	**273**	218
Financial derivative instruments	**(147)**	(80)
Total net investment return	**3,697**	6,287

(b) Longer-term investment return – underlying profit

The longer-term investment return used in arriving at underlying profit before tax is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The longer-term rates of return are based on assumed gilt and cash returns, adjusted where appropriate to reflect the additional risks associated with the type of investment. The directors have determined the longer-term rates of investment return to be as follows:

	2006 %	2005 %
Equities	**7.25**	7.50
Government fixed interest	**4.25**	5.00
Other fixed interest	**4.75**	5.75

(c) Sensitivity of longer-term investment return – underlying profit

	2006 £m	2005 £m
Longer-term investment return:	**43**	61
After the impact of a 1% increase in the longer-term rates of investment return	**62**	81
After the impact of a 1% decrease in the longer-term rates of investment return	**26**	41

(d) Comparison of longer-term and actual investment return – underlying profit

	1 January 2002 to 31 December 2006 £m	9 July 2001 to 31 December 2005 £m
Actual investment return attributable to shareholders	**171**	140
Longer-term investment return	**(378)**	(380)
Cumulative deficit of actual return over longer-term returns	**(207)**	(240)

6. Net claims and benefits paid

Year ended 31 December 2006	Gross claims and benefits paid £m	Amounts receivable from reinsurers £m	Total net claims and benefits paid £m
Protection	**145**	**(42)**	**103**
Investment	**782**	**(1)**	**781**
Individual pensions	**180**	**-**	**180**
Group pensions	**179**	**-**	**179**
Annuities	**301**	**-**	**301**
Total	**1,587**	**(43)**	**1,544**

Year ended 31 December 2005	Gross claims and benefits paid £m	Amounts receivable from reinsurers £m	Total net claims and benefits paid £m
Protection	133	(35)	98
Investment	863	(2)	861
Individual pensions	143	-	143
Group pensions	140	-	140
Annuities	290	-	290
Total	1,569	(37)	1,532

7. Acquisition expenses

	2006 £m	2005 £m
Commission	**302**	247
Other acquisition expenses	**229**	186
Deferral	**(334)**	(272)
Amortisation	**215**	124
Net acquisition expenses	**412**	285

8. Administrative and other expenses

(a) Analysis of administrative and other expenses

	2006 £m	2005 £m
Amortisation of intangible assets	**79**	95
Impairment of intangible assets	**58**	112
Impairment of investment in associate	**-**	4
Employee remuneration	**184**	183
Share based payments:		
Equity-settled transactions	**20**	26
Cash-settled transactions	**2**	2
Auditors' remuneration	**9**	17
Investment expenses and charges	**118**	91
Investment property expenses	**5**	5
Operating lease rentals:		
Land and buildings	**21**	21
Equipment	**4**	4
Renewal commission	**22**	35
Office costs	**12**	13
Movement in provision for past sales	**8**	40
Sundry administrative expenses	**76**	111
Total administrative and other expenses	**618**	759

Sub-lease rentals of £2m (2005: £2m) were received during the year.

The categorisation of certain expenses has been amended in 2006 resulting in some reclassification of expenses reported in 2005.

(b) Auditors' remuneration

At the Company's Annual General Meeting held on 25 May 2006, the shareholders approved the reappointment of KPMG Audit Plc as auditor to the Company and subsidiaries. On 20 October 2006, the directors of F&C approved the appointment of KPMG Audit Plc as auditor to F&C Asset Management plc and its subsidiaries. Ernst & Young LLP were auditors to F&C Asset Management plc and its subsidiaries prior to this date. The following tables give an analysis of the total fees excluding VAT in respect of services provided to the Group by each firm. Information concerning the auditors' appointment process is given in the Corporate Governance Report on pages 55 and 56.

8. Administrative and other expenses continued

Fees for the year ended 31 December 2006

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Fees paid to KPMG				
Statutory audit fees	0.3	-	-	0.3
Subsidiary and pension scheme audit fees	0.8	0.1	0.5	1.4
Other audit fees	0.2	-	0.1	0.3
Regulatory reporting	0.2	-	0.1	0.3
Total audit fees	1.5	0.1	0.7	2.3
Services relating to IT	-	-	0.6	0.6
Services relating to recruitment and remuneration	-	-	0.1	0.1
All other services	-	-	0.1	0.1
Total KPMG fees	1.5	0.1	1.5	3.1
Fees paid to Ernst & Young				
Regulatory reporting	-	-	0.5	0.5
Total audit fees	-	-	0.5	0.5
Other taxation services	-	-	0.4	0.4
Services relating to IT	0.8	-	-	0.8
All other services	4.4	-	0.1	4.5
Total Ernst & Young fees	5.2	-	1.0	6.2
Total fees	6.7	0.1	2.5	9.3

KPMG Audit Plc is the auditor of the principal pension scheme of the Group, the Friends Provident Pension Scheme (FPPS). Fees paid to KPMG Audit Plc in 2006 in respect of the audit of FPPS amounted to £29,000 (2005: £27,000).

Corporate items of £1.6m (2005: £1.6m) are included within UK Life & Pensions.

8. Administrative and other expenses continued

Fees for the year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Fees paid to KPMG				
Statutory audit fees	0.2	-	-	0.2
Subsidiary and pension scheme audit fees	0.4	0.1	-	0.5
Other audit fees	0.2	0.1	-	0.3
Regulatory reporting	0.1	-	-	0.1
Total audit fees	0.9	0.2	-	1.1
Services relating to IT	-	-	2.3	2.3
All other services	0.8	0.1	1.2	2.1
Total KPMG fees	1.7	0.3	3.5	5.5
Fees paid to Ernst & Young				
Subsidiary and pension scheme audit fees	-	-	1.1	1.1
Regulatory reporting	-	-	0.3	0.3
Total audit fees	-	-	1.4	1.4
Other taxation services	-	-	0.6	0.6
Services relating to IT	1.0	-	-	1.0
All other services	5.1	-	3.1	8.2
Total Ernst & Young fees	6.1	-	5.1	11.2
Total fees	7.8	0.3	8.6	16.7

9. Employee remuneration

(a) Aggregate remuneration

The aggregate remuneration in respect of employees, including executive directors, was as follows:

	2006 £m	2005 £m
Wages and salaries	**216**	201
Social security costs	**21**	18
Pension costs	**30**	18
Total remuneration	**267**	237

(b) Average number of employees

The average number of employees, including executive directors, employed by the Group was as follows:

	2006 No.	2005 No.
UK Life & Pensions	**3,548**	3,445
International Life & Pensions	**669**	660
Asset Management	**855**	863
Average number of employees	**5,072**	4,968

(c) Directors' emoluments

Information concerning individual directors' emoluments, interests and transactions is given on pages 60 to 68 of the Remuneration Report of the Board. Directors' interests in the share capital of Friends Provident plc and F&C Asset Management plc are shown in note 43.

10. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the Friends Provident Pension Scheme (FPPS), to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition, the Group operates two defined contribution schemes, the scheme operated by F&C and the scheme operated by FPI. Lombard does not operate a pension scheme.

(b) Total provisions for pensions liabilities

Under IAS 19 Employee Benefits, the pension liability is recognised on the balance sheet, gross of deferred tax. A reconciliation of the Group pension liability included in the consolidated balance sheet and the net pension liability as determined by actuarial valuations is set out below.

10. Staff pension schemes continued

	2006 £m	2005 £m
Deficit in FPPS	**(31)**	(59)
Deficit in the F&C schemes	**(46)**	(48)
Group pension liability included in provisions	**(77)**	(107)
Non-transferable assets	**-**	40
Deferred tax	**23**	20
Net pension liability	**(54)**	(47)
Analysis of net pension liability		
FPPS	**(22)**	(13)
F&C schemes	**(32)**	(34)
	(54)	(47)

	2006 £m	2005 £m
Amounts recognised in the income statement		
FPPS	**(14)**	(17)
F&C schemes	**(4)**	(4)
	(18)	(21)
Amounts recognised in the statement of recognised income and expense		
FPPS	**(12)**	(9)
F&C schemes	**2**	(31)
Deferred tax	**3**	12
	(7)	(28)

The cumulative amount of actuarial gains and losses recognised in the statement of recognised income and expense since adoption of IFRS is a loss of £59m (2005: £49m).

(c) Friends Provident Pension Scheme

The FPPS is a UK defined benefit scheme to which the majority of the Group's UK Life & Pensions employees belong. The scheme's assets, which are administered by F&C, are held under the control of the Trustee and used to secure benefits for the members of the Scheme and their dependants in accordance with Trust Deed and Rules.

The Trustee board consists of a Chairman who is appointed by the employer and eight additional directors of which four are employer-appointed directors, three member-selected directors and one pensioner-selected director.

(i) Principal economic assumptions used by the Scheme Actuary

	2006 %	2005 %
Inflation assumption	**3.02**	2.85
Rate of increase in salaries*	**3.50**	3.50
Rate of increase in pensions in payment	**3.02**	2.70
Discount rate	**5.02**	4.75

*Plus allowance for salary scale increases

10. Staff pension schemes continued

(ii) Mortality assumptions
Mortality assumptions are based on the medium cohort basis, projected forward, to take account of future improvements in mortality, according to each individual's year of birth.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

Life expectancy	**2006**	2005
Basis – future pensioners	**PM/FA92BMC***	PM/FA92BMC*
Basis – current pensioners	**PM/FA92BMC***	PM/FA92BMC*
Expected age at death of future male pensioner	**88**	88
Expected age at death of future female pensioner	**90**	90
Expected age at death of current male pensioner	**87**	87
Expected age at death of current female pensioner	**90**	90

*Projected according to individual's year of birth

The present value of providing an annuity from the age of 60, based on the above life expectancies, for every one pound of pension accumulated, is as follows:

Cost of annuities	**2006 £**	2005 £
Male annuity	**24.68**	22.72
Female annuity	**23.81**	22.29

These rates assume a monthly payments model with a discount rate of 5.02% (2005: 4.75%). The rates also assume two-thirds of the members benefit will be paid to the spouse, a 5-year guarantee is provided and pensions in excess of the Guaranteed Minimum Pension will increase by 3.02% (2005: 2.70%) per annum.

	2006 % of total membership	2005 % of total membership
Active members	**24**	23
Deferred members	**56**	57
Pensioners	**20**	20
	100	100

The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	**Change in assumption**	**Impact on scheme liabilities**
Inflation	Increase/decrease by 0.5%	Increase/decrease by 2.3%
Salaries	Increase/decrease by 0.5%	Increase/decrease by 1.7%
Pensions	Increase/decrease by 0.5%	Increase/decrease by 5.6%
Discount rate	Increase/decrease by 0.5%	Decrease/increase by 10.2%
Rate of mortality	Increase/decrease by 1 year	Increase/decrease by 2.5%

10. Staff pension schemes continued

(iii) Changes in the present value of obligations of defined benefit scheme

	2006 £m	2005 £m
Present value of obligations at 1 January	**907**	706
Interest cost	**43**	39
Current service cost	**23**	18
Contributions by plan participants	**3**	2
Actuarial (gains)/losses	**(9)**	163
Benefits paid	**(25)**	(21)
Present value of obligations at 31 December	**942**	907

(iv) Analysis of defined benefit obligations

	2006 £m	2005 £m
Wholly or partly funded plans	**942**	907

The profile of the obligations is analysed as follows:

	2006 £m	2005 £m
Active members	**324**	300
Deferred members	**291**	276
Pensioners	**327**	331
	942	907

(v) Changes in present value of defined benefit plan assets

	2006 £m	2005 £m
Fair value of plan assets at 1 January	**888**	699
Expected return on plan assets	**52**	40
Actuarial (losses)/gains	**(21)**	157
Employer contributions	**14**	11
Contributions by plan participants	**3**	2
Benefits paid	**(25)**	(21)
Fair value of plan assets at 31 December	**911**	888
Non-transferable assets	**-**	(40)
Fair value of plan assets excluding non-transferable assets	**911**	848

Included within the fair value of plan assets at 31 December 2006 are investments in internal linked funds of £49m. In 2005 these assets had a fair value of £40m but did not meet the definition of plan assets, as they were non-transferable. The terms of the investments have been amended to make them transferable.

10. Staff pension schemes continued

(vi) Assets in the defined benefit scheme and the expected rate of return

	Expected rate of return		Value	
	2006	2005	**2006**	2005
	%	%	**£m**	£m
Fixed interest bonds	**5.02**	4.75	**64**	110
Index-linked bonds	**5.02**	4.75	**31**	116
Equities	**7.00**	7.00	**523**	447
Derivatives	**5.02**	-	**14**	153
Liability Driven Investment pools	**5.02**	-	**256**	-
Cash	**4.00**	4.00	**23**	22
Total market value of assets excluding non-transferable assets			**911**	848
Present value of scheme liabilities			**(942)**	(907)
Deficit in the scheme			**(31)**	(59)

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

Basis used to determine the expected return on plan assets
The expected return on assets is calculated using a weighted average of the expected returns at 1 January for each asset class held. These individual expected returns are set having regard to market conditions at 1 January, and long-term expectation on the respective assets classes. Further adjustments were made to the expected return on assets for the year to allow for contributions received by the scheme and for disbursements paid during the year.

(vii) Amounts recognised in the income statement in respect of defined benefit scheme

	2006	2005
	£m	£m
Current service costs	**(23)**	(18)
Interest cost	**(43)**	(39)
Expected return on plan assets	**52**	40
Total amounts recognised in the income statement	**(14)**	(17)
Actual return on plan assets	**31**	197

(viii) Amounts recognised in the statement of recognised income and expense in respect of defined benefit scheme

	2006	2005
	£m	£m
Actuarial losses recognised in the year	**(12)**	(6)
In respect of non-transferable assets	**-**	(3)
	(12)	(9)

10. Staff pension schemes continued

(ix) History of experience gains and losses of defined benefit scheme

	2002* £m	2003* £m	2004 £m	2005 £m	**2006 £m**
Present value of defined benefit obligation	(547)	(609)	(706)	(907)	**(942)**
Fair value of plan assets	527	603	665	848	**911**
Surplus/(deficit)	(20)	(6)	(41)	(59)	**(31)**
Difference between the expected and actual return on scheme assets					
Amounts	(190)	61	64	157	**(21)**
Percentage of closing scheme assets	(36)%	10%	10%	19%	**(2)%**
Experience gains and losses on scheme liabilities					
Amount	4	(11)	(8)	(7)	**(4)**
Percentage of the present value of the scheme liabilities	1%	(2)%	(1)%	(1)%	**-**
Total amount recognised in the statement of recognised income and expense					
Amount	(214)	26	(6)	(9)	**(12)**
Percentage of the present value of the scheme liabilities	(39)%	4%	(1)%	(1)%	**(1)%**

* The history before 1 January 2004, the date of adoption of IFRS, is prepared on a UK GAAP basis.

(x) Future funding

The most recently completed triennial actuarial valuation of FPPS was performed by an independent actuary and was carried out as at 30 September 2005. From 1 July 2007 it has been decided to close the scheme to new members and existing members have been asked to increase their contributions of 3% by 1% per annum until 2010 if they wish to continue to retire at the age of 60, or reduce their contributions from 3% to 2% and increase their normal retirement age to 65. Friends Provident has agreed to increase its contributions from 15% to 20%. These arrangements have been put in place with a view to eliminating the deficit within 5 years. A new defined contribution scheme will be in place for new employees.

A draft Statement of Funding Principles is being agreed by the Group and the Trustee. The statement provides the principles around assumption setting, in particular, choosing the discount rate, future price inflation, future pension increases, rates of mortality, future pay increases, employee turnover, pension commencement age, and typical partner or dependant information. In addition the Trustee has the following objectives for investments, as set out in the Statement of Investment Principles:

- To achieve and maintain a minimum funding level of 100% on a long-term ongoing basis; and
- To maintain the cost of providing the benefits at an acceptable level to the Employer.

Amounts paid to FPPS in the past 2 years and expected future payments over the next 5 years are as follows:

	£m
Contributions paid	
2005	11
2006	14
Contributions expected to be paid	
2007	19
2008	17
2009	16
2010	15
2011	14

10. Staff pension schemes continued

(xi) Risk Management
The Trustee has established a separate investment subcommittee which is responsible for assisting the Trustee in investment policy and monitoring the Scheme's investments. The investment subcommittee seeks advice from the investment adviser and believes it has sufficient skills and expertise to make investment decisions based on this advice.

The Trustee sets general investment policy but delegates day to day responsibility for the selection of specific investments (other than investments in respect of members' voluntary contributions) to the Investment Manager.

The Trustee has set performance and risk targets for the Investment Manager. The performance objectives are long-term (5 years), however, the Trustee monitors the Investment Manager on a regular basis in order to ensure that it is on track to meet its long-term objectives.

Interest rate and inflation risk
In 2003, FPPS implemented a series of derivative hedges with Merrill Lynch (swaps) designed to hedge the interest rate and inflation sensitivities of the Scheme's liabilities. The fall in long-term interest rates (compared to when the swaps were effected) has meant that the value of the swaps has increased and broadly matched the increase in value of the liabilities.

In 2006, to achieve a better match to the liabilities, the inflation swaps were exchanged in November 2006 for positions in ten Liability Driven Investment (LDI) pools managed by F&C. In addition, FPPS residual Government Bonds and Index linked bonds were exchanged for additional holdings in the LDI pools. These pools are designed to achieve a good match to the interest rate and nominal sensitivities of the liabilities of FPPS liabilities. The value of investment in LDI pools at 31 December 2006 was £256m.

Currency risk
To increase the diversification of the equity portfolio, the Scheme invests in overseas assets. The Scheme's liability is entirely in pound sterling and therefore there is a risk that the appreciation of pound sterling against other currencies will reduce the return from overseas equities. The Trustee has reviewed this risk and hedged one third of the overseas exposure on a strategic basis.

Operational risk
The Investment Manager does not directly hold any of the Scheme's securities. These are held in a separate account with the custodian.

All organisations involved in stock lending are kept under review by the Investment Manager's credit committee. The borrowing organisations have to post collateral with the Scheme, which is marked to market on a daily basis.

10. Staff pension schemes continued

(d) F&C Asset Management plc pension schemes

F&C operates two core defined benefit pension schemes in the UK, one in The Netherlands and one in Portugal. Both of the UK schemes are closed to new entrants with all new UK employees eligible to benefit from defined contribution arrangements.

The Chairman of F&C, Mr RW Jenkins, was awarded pension benefits by F&C Management Limited prior to completion of the merger of ISIS and F&C in respect of his past service to F&C. This is an unfunded pensions liability and therefore the Group has made an appropriate provision in its accounts.

F&C Netherlands BV
Prior to the merger with F&C, employee benefits in The Netherlands were provided through the Achmea pension plan. Post-merger a separate insurance contract has been set up, with all assets and liabilities in respect of the F&C employees transferring to the new contract. Existing benefits of the employees participating in the scheme have not been altered as a result of the transfer.

F&C Ireland Limited
Employee benefits in Ireland are provided through the Friends First Retirement and Death Benefits Plan, in which F&C participates together with Friends First. F&C have set up a separate new defined benefit plan and a process is underway to calculate the assets and liabilities that will transfer from the multi-employer plan to the new F&C plan. This process had not been completed at 31 December 2006. As the assets and liabilities are not identifiable at 31 December 2006, pension benefits provided through the Friends First plan have been accounted for as a multi-employer plan on a defined contribution basis.

Once the transfer of assets and liabilities to the F&C plan has completed, they will be separately identifiable and defined benefit accounting will be possible. This new scheme's trustee board consists of four trustees, two of whom are employer appointed and two of whom are member selected.

At the end of 2006 the plan had a deficit of €5,100,000 (£3,436,000). F&C Ireland Limited contributed €174,000 (£117,000) to the Friends First Retirement and Death Benefits Plan for the year.

(i) Major assumptions used by the Schemes' Actuary

	2006 %	2005 %
Inflation assumption	**1.75–3.00**	1.75–2.75
Rate of increase in salaries	**2.50–4.25**	2.75–4.00
Rate of increase in pensions in payment	**2.75–4.00**	2.75–3.50
Discount rate	**4.60–5.00**	4.25–4.70

10. Staff pension schemes continued

(ii) Mortality assumptions

Mortality assumptions are based on the medium cohort basis, projected forward, to take account of future improvements in mortality, using a 'typical' year of birth of 1965 for all future pensioners and 1935 for all current pensioners, rather than on an individual basis.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

Life expectancy	**2006**	2005
Basis – future pensioners	**PM/FA92B1965MC-1**	PM/FA92B1965MC-1
Basis – current pensioners	**PM/FA92B1935MC-1**	PM/FA92B1935MC-1
Expected age at death of future male pensioner	**88**	88
Expected age at death of future female pensioner	**91**	91
Expected age at death of current male pensioner	**86**	86
Expected age at death of current female pensioner	**89**	89

The present value of providing an annuity from the age of 60, based on the above life expectancies, for every one pound of pension accumulated, is as follows:

Cost of annuities	**2006 £**	2005 £
Male annuity	**24.50**	24.70
Female annuity	**25.00**	25.20

These rates assume a monthly payments model with a discount rate of 5.00% (2005: 4.70%) based on the iBoxx over 15 year AA corporate bond index of 5.12% (2005: 4.73%). The rates also assume two-thirds of the members benefit will be paid to the spouse, a 5-year guarantee is provided and pensions in excess of GMP will increase by 3.00% (2005: 2.75%) per annum.

	2006 % of total membership	2005 % of total membership
Active members	**21**	22
Deferred members	**69**	68
Pensioners	**10**	10
	100	100

The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	**Change in assumption**	**Impact on scheme liabilities**
Inflation	Increase/decrease by 0.1%	Increase/decrease by 1.9%
Salaries	Increase/decrease by 0.1%	Increase/decrease by 0.4%
Pensions	Increase/decrease by 0.1%	Increase/decrease by 1.0%
Discount rate	Increase/decrease by 0.1%	Decrease/increase by 2.3%
Rate & mortality	Increase/decrease by 1 year	Increase/decrease by 2.6%

10. Staff pension schemes continued

(iii) Changes in the present value of obligations of defined benefit schemes

	2006 £m	2005 £m
Present value of obligations at 1 January	**164**	114
Interest cost	**8**	6
Current service cost	**4**	3
Contributions by plan participants	**-**	-
Actuarial (gains)/losses	**(4)**	42
Benefits paid	**(3)**	(2)
Past service cost	**-**	1
Transfer in respect of The Netherlands scheme	**11**	-
Present value of obligations at 31 December	**180**	164

(iv) Analysis of defined benefit obligations

	2006 £m	2005 £m
Wholly unfunded plans	**2**	2
Wholly or partly funded plans	**178**	162
	180	164

The profile of the obligations is analysed as follows:

	2006 £m	2005 £m
Active members	**57**	51
Deferred members	**83**	76
Pensioners	**40**	37
	180	164

(v) Changes in present value of defined benefit plan assets

	2006 £m	2005 £m
Fair value of plan assets at 1 January	**116**	96
Expected return on plan assets	**8**	6
Actuarial gains	**2**	11
Employer contributions	**4**	5
Benefits paid	**(3)**	(2)
Transfer in respect of The Netherlands scheme	**7**	-
Fair value of plan assets at 31 December	**134**	116

10. Staff pension schemes continued

(vi) Assets in the defined benefit schemes and the expected annual rate of return

	Expected rate of return		Value	
	2006	2005	**2006**	2005
	%	%	**£m**	£m
Gilts	**5.00**	5.00	**17**	15
Equities	**7.00**	7.00	**93**	86
Corporate bonds	**5.00**	4.70	**13**	12
Other	**7.00**	-	**7**	-
Cash	**4.50**	4.00	**4**	3
Total market value of assets			**134**	116
Present value of scheme liabilities			**(180)**	(164)
Deficit in the schemes			**(46)**	(48)

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

Basis used to determine the expected rate of return on plan assets
To develop the expected long-term rate of return on assets assumption, F&C considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for the future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

(vii) Amounts recognised in the income statement in respect of defined benefit schemes

	2006	2005
	£m	£m
Current service costs	**(4)**	(3)
Interest cost	**(8)**	(6)
Expected return on plan assets	**8**	6
Past service cost	**-**	(1)
Total amounts recognised in the income statement	**(4)**	(4)
Actual return on plan assets	**10**	17

(viii) Amounts recognised in the statement of recognised income and expense in respect of defined benefit schemes

	2006	2005
	£m	£m
Actuarial gains/(losses) recognised in the year	**2**	(31)

10. Staff pension schemes continued

(ix) History of experience gains and losses of defined benefit schemes

	2002* £m	2003* £m	2004 £m	2005 £m	**2006 £m**
Present value of defined benefit obligations	(33)	(37)	(114)	(164)	**(180)**
Fair value of plan assets	25	30	96	116	**134**
Deficit	(8)	(7)	(18)	(48)	**(46)**
Difference between the expected and actual return on schemes assets					
Amount	(9)	2	2	11	**2**
Percentage of closing schemes assets	(37)%	7%	2%	10%	**2%**
Experience gains and losses on schemes liabilities					
Amount	1	-	(1)	-	**(2)**
Percentage of the present value of the schemes liabilities	4%	-	(1)%	-	**-**
Total amount recognised in the statement of recognised income and expense					
Amount	(8)	1	(3)	(31)	**2**
Percentage of the present value of the schemes liabilities	(24)%	2%	(3)%	(19)%	**1%**

* The history before 1 January 2004, the date of adoption of IFRS, is prepared on a UK GAAP basis.

(x) Future Funding requirements
UK schemes
The trustees of the ISIS Fund and F&C Mgt Fund have agreed to merge the schemes. This is targeted to occur during 2007 and will be achieved by the transfer of all of the defined benefit assets and liabilities from the F&C Mgt Fund into the ISIS Fund. The assets and liabilities will be merged on a co-mingled basis (ie they will not be separately identifiable into F&C Mgt Fund or ISIS Fund sections). In conjunction with this merger, special employer contributions totalling £8m will be paid into the ISIS Fund around the time of the merger with a view to improving the funding level of the merged scheme.

Following the merger, it is intended that a formal actuarial valuation will be performed. This valuation will be subject to the requirements of the scheme funding regulations introduced under the Pensions Act 2004 and the funding principles are to be agreed between the trustees of the merged scheme and F&C. The results of this formal valuation will help to determine the future level of employer contributions due to the merged scheme. Until such time as any revision to employer contributions is agreed following this valuation, it is anticipated that employer contributions will continue initially at 25% of Pensionable Salaries for ex-ISIS Fund members and at 29.9% of Pensionable Salaries for ex-F&C Fund members.

10. Staff pension schemes continued

Overseas schemes
Given possible changes in overseas pension provision (for example the new schemes set-up), there is some uncertainty on the future level of employer contributions that may be required. The figures in the table below assume that contributions at the level paid in 2006 continue for the overseas schemes.

Contributions to defined benefit schemes
Amounts paid into the defined benefit schemes in the past two years and expected future payments over the next five years are as follows:

	£m
Contributions paid	
2005	5
2006	4
Contributions expected to be paid	
2007	12
2008	4
2009	4
2010	4
2011	4

(xi) Risk Management
UK schemes
The trustees of each scheme set general investment policy but delegate the responsibility for the selection of specific investments (other than investments in respect of members' voluntary contributions) to the Investment Manager.

The trustees regularly monitor the schemes' investments. The trustees seek advice from their investment adviser and believe they have sufficient skills and expertise to make investment decisions based on this advice.

The trustees have set performance and risk targets for the Investment Manager. The performance objectives are long term, however the trustees monitor the Investment Manager on a regular basis in order to ensure that the scheme is on track to meet its long-term objectives.

In conjunction with F&C, the trustees have recently conducted asset-liability review of the schemes. These studies were used to assist the trustees and F&C to determine the optimal long-term asset allocation with regard to the liabilities within the schemes, subject to an acceptable funding cost to F&C. The results of the studies were also used to assist the trustees and F&C in managing volatility in the underlying investment performance and risk of a significant increase in the schemes' deficits by providing information used to determine the schemes' investment strategy.

Asset allocation
Following the asset-liability review, both the trustees of the F&C Mgt Fund and ISIS Fund have agreed with F&C that they will shortly implement a Liability Driven Investment (LDI) approach to their investment strategy. This will involve the use of pooled LDI products managed by F&C. The exact details of the investment strategy and asset allocation for the merged ISIS Fund are still being considered.

Currency risk
In order to increase the diversification of the equity portfolio, the schemes invest in overseas assets. However, the schemes' liabilities are entirely in pound sterling and therefore there is a risk that the appreciation of pound sterling against other currencies will reduce the return from overseas equities.

10. Staff pension schemes continued

Operational risk
The Investment Managers do not directly hold any of the schemes' securities. These are held by an external custodian.

Overseas schemes
The plan in The Netherlands is insured. The value of the plan assets is the value of the statutory reserves which the insurance company is required to hold to back the pension liabilities.

The plan in Portugal is part of an industry-wide banking sector plan. Each participant company holds a share of the assets, which is invested using the same asset allocation as the overall plan assets. The assets for the overall plan are managed by F&C Portugal. At 31 December 2006, the scheme assets were invested in a diversified portfolio that consisted primarily of debt and equity securities.

(e) Other pension schemes

The Group operates two defined contribution schemes: the scheme operated by F&C, and the scheme operated by FPI. Contributions for the year were £2.9m and £0.6m respectively.

Lombard does not operate a staff pension scheme.

11. Share based payments

(a) Summary

The Group operates a number of share based payment schemes within Friends Provident plc and F&C Asset Management plc. The number of options and awards issued by the schemes and outstanding at the year end, and the charge to the consolidated income statement in the year are as follows:

	2006		2005	
	No. of options outstanding	**Charge £m**	No. of options outstanding	Charge £m
Friends Provident	**32,816,922**	**4**	47,707,385	3
F&C	**24,821,455**	**18**	29,573,064	25
	57,638,377	**22**	77,280,449	28

The charge to the income statement comprises £20m (2005: £26m) relating to equity-settled schemes and £2m (2005: £2m) relating to cash-settled schemes. The most significant scheme is the Re-Investment Plan operated by F&C, which accounts for £11m (2005: £21m) of the total charge for the year. Details of the Re-Investment Plan are set out in section (b) below.

The carrying amount of the liability arising from cash-settled schemes is £3m (2005: £3m).

11. Share based payments continued

(b) The Re-Investment Plan

The Re-Investment Plan was a plan established to allow employees previously employed by F&C Group (Holdings) Limited (F&CGH Group) prior to the merger to voluntarily re-invest one half of their entitlement under the Shadow Equity Plan (SEP) into ordinary shares in F&C and rights to receive further ordinary shares in F&C. The Re-Investment Plan is primarily an equity settled scheme with an additional minor cash settled award being made in certain circumstances.

The purpose of the Re-Investment Plan, which was a one-off plan linked to the merger, was to encourage key former F&CGH Group employees to re-invest one half of their proceeds of their vested SEP entitlement into Investment Shares which will be forfeitable for a period up to two years should the participant voluntarily resign or be dismissed for gross misconduct within 24 months of completion of the merger on 11 October 2004.

To encourage reinvestment, and in recognition of the fact that the Investment Shares carry forfeiture provisions, after three years participants will receive up to one Matching Share for each Investment Share (subject to continued employment and achievement of performance conditions relating to EPS growth). One third of Matching Shares have no performance criteria, while the remaining two-thirds vest in line with performance based on F&C Underlying EPS growth between 2003 and 2006.

The cash settled element of the awards is based on dividends payable on the F&C shares during the vesting period, (prior to becoming unconditional) being notionally reinvested in F&C shares. Once the award shares vest, the value of the notional shares is paid to the employee in cash.

The number of Investment Share and Matching Share awards are as follows:

	2006		2005	
	Investment shares no.	**Matching shares no.**	Investment shares no.	Matching shares no.
Outstanding at start of year	**4,625,626**	**9,533,741**	11,021,991	11,021,991
Forfeited	**(169,199)**	**(1,144,760)**	(836,054)	(955,538)
Exercised	**(4,408,520)**	**(485,821)**	(5,560,311)	(532,712)
Expired	**-**	**-**	-	-
Outstanding at end of year	**47,907**	**7,903,160**	4,625,626	9,533,741

The exercise price for all awards is nil pence.

The weighted average F&C share price during 2006 was 201 pence (2005: 212 pence).

At 31 December 2006 the following awards granted under The Re-Investment Plan were outstanding:

Grant date	**No. of awards outstanding**	**Earliest exercise date (assuming performance criteria satisfied)**
11 October 2004 Investment shares	47,907	11 October 2006
11 October 2004 Matching shares	7,903,160	11 October 2007

The awards outstanding at 31 December 2006 have a weighted average contractual life of 0.8 years (2005: 1.5 years).

The fair value of services received in return for share awards granted are measured by reference to the fair value of share awards granted. No valuation model was used as awards were granted at full market value.

11. Share based payments continued

(c) Friends Provident plc

(i) Description of the plans

There are a number of active stock option and award schemes over Friends Provident shares all of which are equity settled schemes. Certain schemes are open to all employees whilst others are open to executives only. Schemes operated by the Group include ShareSave schemes, Executive Share Options Schemes (ESOS), and Long Term Incentive Plan (LTIP). There is a range of performance and vesting conditions including conditions based on term of service, the financial performance of the Company, and other terms. ShareSave schemes vest on completion of continuous terms of service ranging from 3 to 5 years. The ESOS and LTIP schemes vest on completion of 3-year terms of service and the achievement of certain financial performance measures by the Group, initially over a 3-year period.

(ii) Outstanding options and awards relating to Friends Provident plc

Share options

The options outstanding at 31 December 2006, over Friends Provident plc shares, had an exercise price and an earliest exercise date as shown below:

	Number of share options	Exercise price pence per share	Earliest Exercise date
ShareSave 2001	277,222	180.00	1 August 2006
ShareSave 2002	2,865,393	107.76	1 October 2007
ShareSave 2003	519,086	108.54	1 October 2006
ShareSave 2004	1,616,915	102.47	1 October 2007
ShareSave 2005	2,418,450	143.94	1 November 2008
ShareSave 2006	2,225,146	147.74	1 November 2009
ESOS 2002	2,197,214	195.00	14 March 2006
ESOS 2003	864,833	71.00	17 March 2006
ESOS 2003	73,989	136.00	6 August 2006
ESOS 2004	6,844,897	153.00	15 March 2007
ESOS 2004	1,494,299	127.00	12 August 2007
ESOS 2005	6,134,164	178.00	29 March 2008
LTIP 2005	1,528,747	10.00	29 March 2008
LTIP 2006	2,195,062	10.00	24 March 2009

The following table summarises information about options outstanding at 31 December 2006:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price in pence
£0.10 – £0.72	4,588,642	1.53	21.50
£0.73 – £1.35	6,495,693	1.02	110.93
£1.36 – £1.98	20,171,082	1.10	163.82

11. Share based payments continued

The following table summarises information about options outstanding at 31 December 2005:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price in pence
£0.10 – £0.72	18,367,787	0.39	63.61
£0.73 – £1.35	7,601,135	1.85	110.50
£1.36 – £1.98	21,738,463	1.52	168.59

Share awards

The awards outstanding at 31 December 2006, over Friends Provident plc shares, had an exercise price and an earliest exercise date as shown below:

Scheme	**Number of share awards**	**Vesting date**
Deferred Share Plan (DSP) 2006	1,561,505	25 March 2009

(iii) Movements in the year

Movements of the option plans are as follows:

	2006		2005	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**47,707,385**	**129**	45,053,294	111
Granted	**4,635,359**	**80**	10,998,095	145
Forfeited	**(994,487)**	**156**	(782,040)	132
Exercised	**(17,273,200)**	**73**	(5,234,538)	90
Expired	**(2,819,640)**	**176**	(2,327,426)	90
Outstanding at end of year	**31,255,417**	**132**	47,707,385	129
Exercisable at end of year	**3,630,776**	**158**	693,502	142

The fair value of services rendered in return for share options granted are measured by reference to the fair value of share options granted.

The estimate of the fair value of the services received is measured using binomial modelling techniques.

The fair values of the share options and grants made during the year have been calculated using the following assumptions:

	ShareSave (3 year)	**ShareSave (5 year)**	**DSP**
Award date	19 Sept 2006	19 Sept 2006	24 Mar 2006
Fair value	61.1	69.6	189.3
Exercise price	147.7	147.7	0.0
Share price	189.3	189.3	211.5
Volatility	40%	40%	40%
Dividend yield	3%	3%	3%
Average life	3 years	5 years	3 years
Risk-free rate	4.97%	4.87%	4.46%

11. Share based payments continued

	LTIP (TSR)	LTIP (TSR)	LTIP (TSR)
Award date	24 Mar 2006	9 Aug 2006	13 Nov 2006
Fair value	53.6	44.7	52.5
Exercise price	10.0	10.0	10.0
Share price	216.0	182.0	212.0
Volatility	40%	40%	40%
Dividend yield	3%	3%	3%
Average life	3 years	3 years	3 years
Risk-free rate	4.46%	4.97%	5.01%

	LTIP (ROEV)	LTIP (ROEV)	LTIP (ROEV)
Award date	24 Mar 2006	9 Aug 2006	13 Nov 2006
Fair value	206.0	172.0	202.0
Exercise price	10.0	10.0	10.0
Share price	216.0	182.0	212.0
Volatility	40%	40%	40%
Dividend yield	3%	3%	3%
Average life	3 years	3 years	3 years
Risk-free rate	4.46%	4.97%	5.01%

(d) F&C Asset Management plc

(i) Description of the plans

There are a number of active stock option and award schemes over F&C Asset Management plc shares including equity settled and cash settled schemes. The most significant scheme is the Re-Investment Plan details of which are set out in section (b) above. The other schemes are less significant and comprise schemes open to all employees and those which are restricted to executives only. There is a range of performance and vesting conditions including conditions based on term of service, the financial performance of the company, and other terms.

The vesting of awards under these schemes is mainly dependent on specified performance conditions and conditions of continued service. The performance conditions applied to the largest of these schemes, the Long-Term Remuneration Plan (LTRP), are determined by the F&C Board and are measured over a 3-year performance period. 50% of any awards relate to the achievement of Total Shareholder Return (TSR) targets and 50% of the awards relate to F&C underlying EPS growth.

11. Share based payments continued

(ii) Outstanding options and awards excluding the Re-Investment Plan, relating to F&C Asset Management plc
The options outstanding at 31 December 2006, over F&C Asset Management plc shares, had an exercise price and earliest exercise date as shown below:

Scheme	**Number of share options**	**Exercise price pence per share**	**Earliest exercise date**
ESOS 1998	647,259	203.80	24 March 2006
ESOS 1999	490,762	232.50	24 March 2006
ESOS 2000	481,666	214.00	24 March 2006
ESOS 2000	18,740	320.20	24 March 2006
ESOS 2001	393,500	455.80	24 March 2006
ESOS 2003	1,071,011	139.00	19 March 2006
ESOS 2004	809,365	240.83	9 March 2007
Share Save 2003	285,574	114.00	9 May 2008
Share Save 2004	267,480	181.00	19 April 2007
Share Save 2005	384,585	186.60	29 April 2008
Share Save 2006	511,113	171.00	18 April 2009

The following table summarises information about options outstanding at 31 December 2006:

Range of exercise prices	**Number of options outstanding**	**Weighted average remaining contractual life in years**	**Weighted average exercise price in pence**
£1.14 – £2.28	3,648,688	0.83	171.02
£2.29 – £3.43	1,318,867	0.11	238.86
£3.44 – £4.57	393,500	-	455.80

The following table summarises information about options outstanding at 31 December 2005:

Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life in years	Weighted average exercise price in pence
£1.14 – £2.28	5,500,454	0.81	160.44
£2.29 – £3.43	2,070,905	0.82	238.40
£3.44 – £4.57	520,500	0.23	455.80

Share awards
The awards outstanding at 31 December 2006, over F&C Asset Management plc shares, had vesting dates as shown below:

Scheme	**Number of share awards**	**Vesting date**
LTRP 2004 – performance vesting	5,024,713	15 November 2007
LTRP 2006 – performance vesting	1,482,046	17 May 2009
LTRP 2006 – time vesting	3,349,655	17 May 2009
LTRP 2006 – time vesting	96,969	1 September 2009
Purchased Equity Plan 2005	556,826	24 March 2008
Purchased Equity Plan 2006	844,286	24 March 2009
Deferred Share Award	154,838	9 August 2009

The exercise price for all awards is nil pence.

11. Share based payments continued

(iii) Movements in the year

Movements of the option plans are as follows:

	2006		2005	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**8,091,858**	**199**	10,369,740	195
Granted	**564,830**	**171**	527,374	187
Forfeited	**(1,676,710)**	**117**	(1,379,914)	219
Exercised	**(1,618,923)**	**133**	(1,345,342)	143
Expired	**-**	**-**	(80,000)	231
Outstanding at end of year	**5,361,055**	**209**	8,091,858	199
Exercisable at end of year	**3,161,533**	**220**	667,973	210

The fair values of the share options and grants made during the year have been calculated using the following assumptions:

	Share Save		**Purchased Equity Plan**	
	3 year	**5 year**	**Equity**	**Cash**
Award date	18 April 2006	18 April 2006	24 March 2006	24 March 2006
Fair value	54.00	54.00	182.00	33.00
Exercise price	171.00	171.00	-	-
Share price	215.50	215.50	215.00	215.00
Volatility	30%	30%	n/a	n/a
Dividend yield	5.50%	5.50%	n/a	n/a
Average life	3 years	5 years	3 years	3 years
Risk-free rate	4.50%	4.50%	n/a	n/a

LTRP performance vesting options	**TSR**		**EPS**	
	Equity	**Cash**	**Equity**	**Cash**
Award date	17 May 2006	17 May 2006	17 May 2006	17 May 2006
Fair value	108.00	19.00	177.00	32.00
Exercise price	-	-	-	-
Share price	208.50	208.50	208.50	208.50
Volatility	30%	30%	n/a	n/a
Dividend yield	5.50%	5.50%	n/a	n/a
Average life	3 years	3 years	3 years	3 years
Risk-free rate	4.80%	4.80%	n/a	n/a

11. Share based payments continued

LTRP timing vesting options	TSR		EPS	
	Equity	Cash	Equity	Cash
Award date	17 May 2006	17 May 2006	1 Sept 2006	1 Sept 2006
Fair value	177.00	32.00	175.00	31.00
Exercise price	-	-	-	-
Share price	208.50	208.50	206.25	206.25
Volatility	n/a	n/a	n/a	n/a
Dividend yield	5.50%	5.50%	5.50%	5.50%
Average life	3 years	3 years	3 years	3 years
Risk-free rate	n/a	n/a	n/a	n/a

Deferred Share Award	Equity	Cash
Award date	9 Aug 2006	9 Aug 2006
Fair value	163.0	29.0
Exercise price	-	-
Share price	193.75	193.75
Volatility	n/a	n/a
Dividend yield	5.50%	5.50%
Average life	3 years	3 years
Risk-free rate	n/a	n/a

12. Finance costs

	2006 £m	2005 £m
Subordinated loan interest	**20**	21
Debenture loan interest	**29**	31
Convertible loan interest	**22**	22
Interest paid to credit institutions	**17**	15
Total finance costs	**88**	89

13. Taxation

(a) Tax charged to the income statement

	2006 £m	2005 £m
Current tax expense		
UK corporation tax (30%)	**49**	107
Adjustments in respect of prior periods	**(25)**	(7)
Overseas taxation	**21**	19
Tax relief on STICS interest payable	**(16)**	(7)
Total current tax expense	**29**	112
Deferred tax expense		
Origination and reversal of temporary differences	**31**	66
Adjustments in respect of prior periods	**10**	-
Total deferred tax expense	**41**	66
Total tax expense	**70**	178
Analysis:		
Policyholder tax	**124**	218
Shareholder tax	**(54)**	(40)
Total tax expense	**70**	178

Policyholders' tax is tax on the income and investment returns charged to policyholders of linked funds and with-profits funds. Shareholders' tax is tax charged to shareholders on the profits of the Group.

13. Taxation continued

(b) Factors affecting tax charge for period

The tax assessed for the period is lower (2005: higher) than the standard rate of corporation tax in the UK of 30%. The differences are explained below.

	2006 Shareholder profit £m	2006 Policyholder tax £m	2006 Profit before tax £m	2005 Shareholder profit £m	2005 Policyholder tax £m	2005 Profit before tax £m
Profit before shareholder tax from continuing operations	**367**	**124**	**491**	149	218	367
Profit before shareholder tax from continuing operations multiplied by the standard rate of corporation tax in the UK of 30%	**110**	**37**	**147**	45	65	110
Effects of:						
Non-taxable investment return	**(12)**	-	**(12)**	(38)	-	(38)
Non-taxable income	**(6)**	**(37)**	**(43)**	(2)	(65)	(67)
Deductions not allowable for tax purposes	**4**	-	**4**	12	-	12
Tax on reserving adjusments	**(14)**	-	**(14)**	-	-	-
Overseas tax	**(13)**	-	**(13)**	7	-	7
Adjustments in respect of prior periods	**(13)**	-	**(13)**	(5)	-	(5)
Utilisation of excess expenses brought forward	**(29)**	-	**(29)**	(21)	-	(21)
Current year movement in tax losses not valued	**(28)**	-	**(28)**	(14)	-	(14)
Tax relief on share based payments	**(6)**	-	**(6)**	-	-	-
Tax relief on STICS interest payable	**(16)**	-	**(16)**	(7)	-	(7)
Non-taxable with-profits minority interest	**(31)**	-	**(31)**	(17)	-	(17)
Policyholder tax	-	**124**	**124**	-	218	218
Total tax expense	**(54)**	**124**	**70**	(40)	218	178

(c) Tax recognised directly in equity

Tax recognised directly in equity related solely to defined benefit plans and amounted to £2m (2005: £12m).

14. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the year and recognised in reserves	**2006 £m**	2005 £m
Final dividend in respect of 2005 and paid in May 2006 of 5.1p per share (in respect of 2004 and paid in May 2005 of 5.0p per share)	**108**	103
Interim dividend in respect of 2006 and paid in November 2006 of 2.65p per share (in respect of 2005 and paid in November 2005 of 2.6p per share)	**56**	54
Total dividends paid	**164**	157

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 these have not been provided as a liability at the balance sheet date.

	2006 £m	2005 £m
Final dividend in respect of 2006 payable in May 2007 of 5.2p per share (in respect of 2005 paid in May 2006 of 5.1p per share)	**111**	108

The 2006 final dividend is based on 2,136m shares estimated to be in issue at the dividend payment date (excluding treasury shares). The 2005 final dividend was based on 2,114m shares (excluding treasury shares).

(b) STICS interest

STICS interest paid during the year and recognised in reserves

	2006 £m	2005 £m
Interest on 2003 STICS at 6.875%		
Paid in May 2006 (May 2005)	**10**	10
Paid in November 2006 (November 2005)	**11**	11
Total 2003 STICS interest paid	**21**	21
Interest on 2005 STICS at 6.292%		
Paid in June 2006	**31**	-
Total 2005 STICS interest paid	**31**	-
Total STICS interest paid	**52**	21

15. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders of the parent. The directors consider that the underlying earnings per share figure gives a better indication of operating performance.

	2006 Earnings £m	**2006 Per share pence**	2005 Earnings £m	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**276**	**13.1**	132	6.3
Short-term fluctuations in investment return	**39**	**1.8**	(102)	(4.9)
Variation in value of option on convertible debt	**-**	**-**	9	0.4
Non-recurring items	**17**	**0.8**	59	2.8
Amortisation and impairment of acquired intangible assets	**133**	**6.3**	203	9.8
Minority interest on items excluded from underlying profit	**(40)**	**(1.9)**	(72)	(3.4)
Tax credit on items excluded from underlying profit	**(48)**	**(2.2)**	(46)	(2.2)
Underlying profit after tax attributable to ordinary shareholders of the parent	**377**	**17.9**	183	8.8

(b) Diluted basic earnings per share from continuing operations

	2006 Earnings £m	**2006 Weighted average number of ordinary shares millions**	**2006 Per share pence**	2005 Earnings £m	2005 Weighted average number of ordinary shares millions	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**276**	**2,111**	**13.1**	132	2,082	6.3
Dilution (c)	**16**	**164**	**(0.3)**	-	15	-
Diluted profit after tax attributable to ordinary shareholders of the parent	**292**	**2,275**	**12.8**	132	2,097	6.3

(c) Dilution

Options over 32,816,922 (2005: 47,707,385) shares are outstanding under the Company's option schemes as at 31 December 2006. Of these, 24,239,504 (2005: 32,319,827) options were not dilutive for the period shown because the market price of the Company's shares was below the option price or the performance criteria were not met.

There were £283m (2005: £276m) bonds in issue, convertible to ordinary shares at any time on or after 27 December 2005. If all these bonds were converted at 31 December 2006, 133,640,553 new shares would be issued. This has a dilutive impact on earnings per share in 2006 (2005: no dilutive impact).

The calculation of diluted earnings per share also includes an allocation of shares in respect of the final earn-out payment for the Lombard acquisition.

(d) Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders of the parent. Earnings per share from discontinued operations was £nil in both years.

16. Intangible assets

	Goodwill £m	Acquired PVIF £m	Investment management contracts £m	Other £m	Total £m
Cost					
At 1 January 2005	586	264	626	82	1,558
Acquisitions through business combinations	151	230	-	109	490
Other additions	6	-	1	14	21
Disposals	(68)	-	-	(7)	(75)
Foreign exchange adjustments	2	(10)	(7)	(3)	(18)
At 31 December 2005	677	484	620	195	1,976
Other additions	4	-	-	18	22
Disposals	(4)	-	(43)	-	(47)
Adjustment to consideration (note 41(a))	(12)	-	-	-	(12)
Foreign exchange adjustments	(3)	(4)	(4)	(3)	(14)
At 31 December 2006	**662**	**480**	**573**	**210**	**1,925**
Amortisation and impairment					
At 1 January 2005	-	87	36	47	170
Amortisation charge for year	-	28	56	25	109
Impairment charge	-	-	112	-	112
Disposals	-	-	-	(5)	(5)
At 31 December 2005	-	115	204	67	386
Amortisation charge for year	-	25	43	24	92
Impairment charge	-	-	58	-	58
Disposals	-	-	(16)	-	(16)
At 31 December 2006	-	**140**	**289**	**91**	**520**
Carrying amounts					
At 31 December 2005	677	369	416	128	1,590
At 31 December 2006	**662**	**340**	**284**	**119**	**1,405**

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life. The goodwill has been allocated to the following cash-generating units:

	2006 £m	2005 £m
UK Life & Pensions	**191**	193
Lombard	**138**	151
Friends Provident International Limited	**-**	-
Asset Management	**333**	333
Total goodwill	**662**	677

16. Intangible assets continued

In accordance with IAS 36 Impairment of Assets, goodwill is assessed for possible impairment each year. This assessment takes place in December of each year and compares the carrying value of goodwill for each segment with its recoverable amount. The recoverable amount has been taken to be the segment's calculated value in use. There has been no goodwill impairment charge in 2006 (2005: £nil).

The value in use for UK Life & Pensions and Lombard has been taken from their business plans. These projections reflect the long-term nature of the business and forecast the cash flows over the anticipated terms of the policies. The plans include forecast sales of new business for three years and other assumptions that take into account both past experience and market conditions. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Policy lapses: the plans assume no change from recent experience.
- Sales and margins: the plans assume a modest reduction in margins but an increasing level of sales.
- Expenses: the plans assume that expenses will broadly increase in line with inflation.
- Discount rate: the discount rate applied to UK Life & Pensions is 8.0% and to Lombard is 7.2%.

The outcome of the impairment assessment has been that it is considered unlikely that goodwill in respect of UK Life & Pensions would be impaired given that the value in use is significantly higher than the carrying value of goodwill. The UK Life & Pensions segment is operated as a single group and so a single value in use has been prepared. For Lombard, acquired in January 2005, the levels of new business have indicated that there is no requirement for any impairment of goodwill. No goodwill has been allocated to FPI.

For the Asset Management segment, the value in use is calculated using a cash flow projection based on the latest annual financial budget approved by the Board of F&C Asset Management plc. The Asset Management segment is operated as a single group and so a single value in use has been prepared. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Sales and margins: the plans assume modest sales and margin growth although operating margins have been capped as a measure of prudence.
- Expenses: the plans assume cost growth in excess of inflation recognising the impact of staff costs.
- Discount rate: the discount rate applied to the cash flow projections is 8.9% based on F&C's weighted average cost of capital.

The outcome of the impairment review is that there is no requirement for any impairment of goodwill in the Asset Management segment.

In addition, the fair value of the Group's holding in F&C, at 31 December 2006, based on the quoted bid price of F&C's listed ordinary shares was £531m (2005: £441m). This was in excess of the carrying value of the Group's holding in the Asset Management business at this date.

(b) Acquired PVIF

Acquired PVIF is amortised over the lifetime of the in-force policies and is analysed as follows:

	2006 Cost £m	**2006** Cumulative amortisation £m	**2006** Net £m	2005 Cost £m	2005 Cumulative amortisation £m	2005 Net £m
UK Life & Pensions	**184**	**100**	**84**	187	91	96
International Life & Pensions	**296**	**40**	**256**	297	24	273
Total acquired PVIF	**480**	**140**	**340**	484	115	369

Acquired PVIF has been assessed for possible impairment and there is no indication that it has been impaired.

(c) Investment management contracts

Investment management contracts relate to the Asset Management segment and are amortised over their expected useful economic lives of between 10 and 20 years until 30 June 2006, and between 6 and 20 years from 1 July 2006 until 31 December 2006.

16. Intangible assets continued

As indicated in 2005, Resolution plc withdrew the majority of its assets in the first half of 2006. The agreed compensation of £27m received from Resolution during the period has been recognised as proceeds in respect of the deemed disposal of intangible assets. The cost, with respect to the original valuation, of the assets disposed of was £43m and the related cumulative amortisation amounted to £16m. Therefore the carrying value of the disposed asset equalled the proceeds received giving rise to neither a gain or a loss.

During 2006 the business continued to experience a level of fund outflows which was higher than anticipated. This level of lost business will have notable impact on revenues and was significant enough to be considered an indicator of potential impairment of certain intangible assets, namely the related investment management contracts.

In accordance with IAS 36, a full impairment review of these assets was undertaken. The review resulted in an impairment being recognised (included within Administrative and other expenses in the income statement) in respect of investment management contracts as follows:

	2006 £m	2005 £m
F&C Investment Trust contracts	**22**	56
F&C Institutional contracts	**36**	56
Total impairment recognised in the income statement	**58**	112

The above contracts relate to the investment trust management contracts and institutional fund management contracts acquired as a result of the creation of F&C Asset Management plc following the business combination of ISIS Asset Management plc and F&C Group (Holdings) Limited on 11 October 2004.

The recoverable amounts of the assets have been determined based on value in use calculations using cash flow projections based on the latest annual financial budget approved by the F&C board.

The discount rate applied to the cash flow projections is 9.4% (2005: 9.4%) for investment trust contracts, 9.4% (2005: 9.4%) for institutional contracts with no fixed term and 8.4% (2005: 8.4%) for fixed term institutional contracts. These rates reflect the varying risks and uncertainties inherent in the revenues from the underlying assets, using F&C's weighted average cost of capital of 8.9%, calculated as at 31 December 2006 (31 December 2005: 8.9%), as a benchmark.

Revenues in the projections have been grown at 5.75% (2005: 6%) per annum in line with the Group's long-term view of market growth, which is consistent with that experienced over the last 16 years across the markets in which the managed assets are invested. The revenue projections are derived using the estimated useful lives of the underlying contracts and assume a constant loss of revenues over the projection periods.

Costs for the first year of the projections are driven by the budgeted F&C operating margin for 2007. Thereafter costs are driven by F&C's projected operating profit, as determined for the purposes of the goodwill impairment review.

Impairment has been determined by comparing the results of the value in use calculations in respect of the remaining contracts at the year end to the carrying value (cost less aggregate amortisation and prior impairment) of the assets at 31 December 2006, with any deficits arising constituting impairment to be recognised for the year.

The Group continues to monitor the level of investment contracts under management and to assess any impact on the expected lives of the related assets. Following further business outflows in the second half of the year, the Board revisited the useful life estimates of the affected assets at the year-end and as a result, with effect from 1 January 2007, the remaining life of non-fixed term institutional contracts is now assessed as being 4 years.

The revised useful lives represent a change in the accounting estimate and will accelerate the amortisation of the remaining value of the assets. The effect of these changes increased the amortisation charge in the second half of 2006 by £1.7m and the charge in future years will be increased by £2.6m per annum compared to continuing to amortise over the lives assigned from 1 July 2006, until such time as the assets become fully amortised.

16. Intangible assets continued

(d) Other intangible assets

Other intangible assets mainly consist of distribution channel relationships and software development which are amortised over their anticipated useful lives of between 3 and 15 years. The analysis for each segment is as follows:

	2006 Cost £m	2006 Cumulative amortisation £m	2006 Net £m	2005 Cost £m	2005 Cumulative amortisation £m	2005 Net £m
UK Life & Pensions	**90**	**69**	**21**	77	54	23
International Life & Pensions	**116**	**19**	**97**	114	11	103
Asset Management	**4**	**3**	**1**	4	2	2
Total other intangible assets	**210**	**91**	**119**	195	67	128

Included in amortisation is £7m (2005: £7m) in respect of Life & Pensions acquired intangible assets.
Management have assessed other intangible assets for possible impairment and there is no indication that they have been impaired.

17. Property and equipment

	Owner occupied properties at valuation £m	Motor vehicles at cost £m	Computer equipment at cost £m	Fixtures, fittings and office equipment at cost £m	Total £m
At 1 January 2005	119	10	61	43	233
Additions through business combinations	-	-	-	1	1
Other additions	2	3	7	1	13
Revaluation	(3)	-	-	-	(3)
Disposals	(72)	(4)	(30)	(27)	(133)
At 31 December 2005	46	9	38	18	111
Other additions	3	1	8	3	15
Revaluation	6	-	-	-	6
Disposals	-	(8)	(1)	-	(9)
At 31 December 2006	**55**	**2**	**45**	**21**	**123**
Depreciation					
At 1 January 2005	-	5	44	16	65
Depreciation charge for year	-	2	7	2	11
Disposals	-	(3)	(24)	(11)	(38)
At 31 December 2005	-	4	27	7	38
Depreciation charge for year	-	1	7	2	10
Disposals	-	(4)	(1)	-	(5)
At 31 December 2006	**-**	**1**	**33**	**9**	**43**
Carrying amounts					
At 31 December 2005	46	5	11	11	73
At 31 December 2006	**55**	**1**	**12**	**12**	**80**

If owner occupied properties were measured on a cost basis, the carrying amount would be £31m (2005: £32m).

18. Investment properties

	2006 £m	2005 £m
At 1 January	**1,912**	1,527
Purchases	**285**	201
Disposals	**(39)**	(34)
Fair value adjustments	**268**	218
At 31 December	**2,426**	1,912

Investment properties are carried at fair value. The properties are independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines on the basis of open market value. The key assumptions used in preparing the property valuations relate to tenure, letting and town planning and the location, condition and state of repair of the properties. The last valuation was conducted on 31 December 2006.

In accordance with IAS 17 Leases, properties held by the Group under operating leases are classified as investment properties when the properties otherwise meet the definition of investment properties.

19. Principal Group undertakings

Principal subsidiary undertakings of the Group as at 31 December 2006 are shown below.

Unless otherwise stated they are undertakings incorporated in England and Wales or Scotland and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

Subsidiary undertaking	Activity	% held
UK Life & Pensions		
Friends Provident Life and Pensions Limited*	Insurance	100
Friends Provident Life Assurance Limited	Insurance	100
Friends Provident Pensions Limited	Insurance	100
Friends Provident Reinsurance Services Limited	Reinsurance	100
Friends Provident Marketing Limited	Financial services	100
Friends Provident Management Services Limited*	Management services	100
London Capital Holdings Limited	Property company	
Ordinary shares		100
Deferred shares		100
International Life & Pensions		
Friends Provident International Limited (i)	Insurance	100
Lombard International Assurance SA (ii)*	Insurance	100
Asset Management		
F&C Asset Management plc*	Holding company	
Ordinary shares		52.18
Variable rate cumulative preference shares		100
F&C Managed Pension Funds Limited	Insurance	52.18
FP Fund Managers Limited	Asset management	52.18
ISIS Investment Management Limited	Asset management	52.18
F&C Fund Management Limited	Asset management	52.18
F&C Portugal Gestao de Patrimonios SA (iii)	Asset management	52.18
F&C Ireland Limited (iv)	Asset management	52.18
F&C Netherlands BV (v)	Asset management	52.18
F&C Management Limited	Asset management	52.18
F&C Investment Services Limited	Asset management	52.18
F&C Unit Management Limited	Asset management	52.18
F&C Luxembourg (ii)	Asset management	52.18
F&C Emerging Markets Limited	Asset management	52.18
F&C Investment Business Limited	Investment trust management	52.18
F&C Private Equity Nominees Limited	Private equity investment management	52.18
F&C Treasury Limited	Treasury management	52.18
F&C Commercial Property Trust plc (vi)	Property company	52.56

*Held directly by Friends Provident plc (all other companies are held indirectly)

(i) Incorporated in the Isle of Man

(ii) Incorporated in Luxembourg

(iii) Incorporated in Portugal

(iv) Incorporated in Ireland

(v) Incorporated in The Netherlands

(vi) Incorporated in Guernsey

20. Investments in associates and joint venture

(a) Associates

	2006 £m	2005 £m
Carrying amount of investments	**2**	1

Investments in associated undertakings are companies over which the Group exerts significant influence. The total assets, liabilities, revenues and profits/(losses) of the Group's associate undertakings are as follows:

	2006 £m	2005 £m
Current assets	**90**	83
Non-current assets	**-**	1
Current liabilities	**(5)**	(5)
Non-current liabilities	**(86)**	(81)
Net liabilities	**(1)**	(2)
Revenue	**15**	7
Profit/(loss) before tax	**7**	(3)

(b) Joint venture

	2006 £m	2005 £m
Carrying amount of investment	**13**	13

This investment is in Tenet Group Limited, an IFA firm which comprises two IFA networks, and a compliance network and intermediary operating in the mortgage and general insurance sectors. The Group's interest in the ordinary share capital of Tenet Group Limited is 21.1% (2005: 21.1%). The Group's share of assets, liabilities, revenue and profit is as follows:

	2006 £m	2005 £m
Current assets	**8**	6
Non-current assets	**3**	3
Current liabilities	**(4)**	(3)
Non-current liabilities	**(1)**	(1)
Net assets	**6**	5
Revenue	**24**	8
Profit before tax	**1**	-

21. Financial assets

The Group's financial assets are summarised by measurement categories as follows:

	2006 £m	2005 £m
Fair value through the income statement	**45,135**	42,072
Loans	**15**	19
Total financial assets	**45,150**	42,091

(a) Financial assets at fair value through the income statement

	2006 £m	2005 £m
Listed		
Shares and other variable yield securities	**21,827**	20,365
Debt securities and other fixed-income securities	**16,138**	16,815
Total listed financial assets	**37,965**	37,180
Unlisted		
Shares and other variable yield securities	**783**	398
Units in unit trusts and shares in open-ended investment companies	**5,335**	3,501
Debt securities and other fixed-income securities	**41**	49
Participation in investment pools	**136**	141
Derivative financial instruments	**212**	239
Deposits with credit institutions	**663**	564
Total unlisted financial assets	**7,170**	4,892
Total financial assets at fair value through the income statement	**45,135**	42,072

For listed financial assets at fair value through the income statement, fair value is by reference to quoted bid-values.

If a quoted bid-value is not available a valuation technique is applied. The fair value of shares and other variable yield securities and of derivative financial instruments, are estimated using pricing models or discounted cash flow techniques. Where pricing models are used, inputs are based on market related data at the balance sheet date. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for a similar instrument.

For units in unit trusts and shares in open-ended investment companies, fair value is by reference to published bid-values.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the Royal Institute of Chartered Surveyor's guidelines on the basis of open market values as at each year end.

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed-interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

The total amount of the change in fair value of investments estimated using a valuation technique that is recognised in the income statement during the year is a charge of £98m (2005: credit of £143m).

21. Financial assets continued

(b) Loans

	2006 £m	2005 £m
Mortgage loans	**2**	3
Other loans	**13**	16
Total loans	**15**	19

The fair value of loans at both year ends is the same as their carrying value.

(c) Unit-linked assets and liabilities

The amounts included in the balance sheet in respect of assets and liabilities held within unit-linked funds are as follows:

	2006 £m	2005 £m
Investment properties	**975**	645
Shares and other variable yield securities	**12,847**	12,232
Units in unit trusts and shares in open-ended investment companies	**8,200**	6,683
Debt securities and other fixed-income securities	**3,472**	1,703
Derivative financial instruments	**9**	-
Deposits with credit institutions	**518**	244
Other receivables	**333**	363
Cash and cash equivalents	**1,796**	772
Total assets	**28,150**	22,642
Other payables	**(303)**	(195)
Total unit-linked assets less liabilities	**27,847**	22,447

The impact of consolidating open-ended investment companies in which the Group has a holding in excess of 50% has been excluded from the analysis of linked assets. This has resulted in some realignment of the disclosure reported in 2005.

22. Deferred acquisition costs

Year ended 31 December 2006	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	**411**	**583**	**994**
Incurred and deferred in the year	**110**	**224**	**334**
Amortisation charge to the income statement	**(152)**	**(63)**	**(215)**
Other movements	**-**	**(2)**	**(2)**
At 31 December	**369**	**742**	**1,111**

Year ended 31 December 2005	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	357	419	776
Acquisitions through business combinations	-	70	70
Incurred and deferred in the year	114	158	272
Amortisation charge to the income statement	(60)	(64)	(124)
At 31 December	411	583	994

For 2006, £983m (2005: £877m) of the total is non-current, and £128m (2005: £117m) is current.

Acquisition expenses that do not meet the criteria for deferral are expensed directly as incurred.

23. Reinsurance assets

Year ended 31 December 2006	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	**177**	**6**	**183**
Premiums	**37**	**30**	**67**
Claims	**(20)**	**-**	**(20)**
Unwind of discount rate	**3**	**-**	**3**
Other (i)	**(150)**	**2**	**(148)**
At 31 December	**47**	**38**	**85**

(i) The main item included within Other is the impact of one-off items as set out in note 2(h).

Year ended 31 December 2005	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	112	-	112
Premiums	56	5	61
Claims	(36)	-	(36)
Unwind of discount rate	4	-	4
Other	41	1	42
At 31 December	177	6	183

Reinsurance assets are valued using the same methods and bases as those used to value the underlying insurance liabilities that are being reinsured.

24. Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2006			2005		
	Assets £m	**Liabilities £m**	**Net £m**	Assets £m	Liabilities £m	Net £m
Property and equipment	**40**	**-**	**40**	26	-	26
Intangible assets	**-**	**(176)**	**(176)**	-	(223)	(223)
Unrealised gains on investments	**-**	**(166)**	**(166)**	-	(83)	(83)
Employee benefits	**37**	**-**	**37**	33	-	33
Deferred acquisition costs	**-**	**(73)**	**(73)**	-	(73)	(73)
Tax value of recognised tax losses	**9**	**-**	**9**	11	-	11
Short-term temporary differences	**11**	**-**	**11**	21	-	21
Net deferred tax assets/(liabilities)	**97**	**(415)**	**(318)**	91	(379)	(288)

(b) Movement in temporary differences during the year

	1 January 2006 £m	**Recognised in income £m**	**Recognised in equity £m**	**Acquired in year £m**	**31 December 2006 £m**
Property and equipment	**26**	**14**	**-**	**-**	**40**
Intangible assets	**(223)**	**38**	**9**	**-**	**(176)**
Unrealised gains on investments	**(83)**	**(83)**	**-**	**-**	**(166)**
Employee benefits	**33**	**2**	**2**	**-**	**37**
Deferred acquisition costs	**(73)**	**-**	**-**	**-**	**(73)**
Tax value of recognised tax losses	**11**	**(2)**	**-**	**-**	**9**
Short-term temporary differences	**21**	**(10)**	**-**	**-**	**11**
Net deferred tax (liabilities)/assets	**(288)**	**(41)**	**11**	**-**	**(318)**

	1 January 2005 £m	Recognised in income £m	Recognised in equity £m	Acquired in year £m	31 December 2005 £m
Property and equipment	27	(1)	-	-	26
Intangible assets	(201)	62	2	(86)	(223)
Unrealised gains on investments	(15)	(68)	-	-	(83)
Employee benefits	11	10	12	-	33
Deferred acquisition costs	(25)	(57)	-	9	(73)
Tax value of recognised tax losses	32	(21)	-	-	11
Short-term temporary differences	6	9	-	6	21
Net deferred tax (liabilities)/assets	(165)	(66)	14	(71)	(288)

24. Deferred tax assets and liabilities continued

(c) Unrecognised deferred tax assets and liabilities

Deferred tax assets/(liabilities) have not been recognised in respect of the following items:

	2006 £m	2005 £m
Assets		
Tax losses	**93**	147
Total assets	**93**	147
Liabilities		
Distributable profit of subsidiary	**(11)**	(4)
Total liabilities	**(11)**	(4)
Net unrecognised deferred tax assets	**82**	143

A deferred tax asset has not been recognised in respect of these losses as it is probable that there will be insufficient suitable profits emerging in future periods against which to relieve them.

25. Insurance and other receivables

	2006 £m	2005 £m
Receivables arising out of direct insurance operations:		
Policyholders	**37**	24
Agents, brokers and intermediaries	**20**	29
Investment income receivables	**93**	49
Investments sold for subsequent settlement	**60**	125
Prepayments and accrued income	**313**	310
Other receivables	**83**	53
Total insurance and other receivables	**606**	590

All insurance and other receivables are expected to be recovered within 12 months.

26. Cash and cash equivalents

	2006 £m	2005 £m
Bank and cash balances	**1,081**	815
Short-term deposits	**2,500**	1,799
Total cash and cash equivalents	**3,581**	2,614

The effective interest rate on cash and cash equivalents is shown in note 30.

27. Insurance contracts

(a) Changes in insurance contracts liabilities

Insurance contracts and investment contracts with a DPF element are measured using the same accounting policies. These are consistent with those previously adopted under MSS, as allowed under IFRS 4, and amended following the adoption of the principles contained in FRS 27. Investment contracts with DPF are mainly unitised with-profits contracts.

The following table shows the movements in insurance contracts liabilities in the year:

	2006 £m	2005 £m
At 1 January	**14,637**	14,047
Increase in liability from premiums	**783**	883
Release of liability due to recorded claims	**(1,506)**	(1,513)
Unwinding of discount	**187**	206
Change in assumptions:		
Economic	**(254)**	256
Non-economic	**(405)**	(172)
Other movements including net investment return	**320**	930
At 31 December	**13,762**	14,637

A liability adequacy test was carried out at policy level and resulted in no additional provision in either 2005 or 2006.

No significant gain or loss arose on reinsurance contracts incepted in either 2005 or 2006.

It should be noted that changes in the economic assumptions will be largely offset by corresponding changes in the assets backing the liabilities. In addition, assumption changes on with-profits contracts will result in changes in the FFA, and not in retained earnings.

The main items within non-economic assumption changes in 2006 relate to one-off items as set out in note 2(h).

The non-economic assumption changes in 2005 includes a £41m reduction as a result of more accurate modelling of the Guaranteed Annuity Option take-up rate in the Realistic Balance Sheet and a £68m reduction as a result of receiving confirmation that rules in PS05/01 relating to surrender payments do not override the Scheme of Demutualisation.

The main items within Other movements including net investment return were:
- £546m (2005: £1,058m) in respect of the investment return credited to asset shares and unit-linked liabilities.
- Movements in respect of the release of liability due to favourable mortality experience variances and other items.

(b) Terms and conditions of insurance contracts

The main types of insurance contracts that the Group currently has in force are:

(i) Life
Protection business (other than whole life products) – these consist mainly of regular premium term assurance, critical illness and income protection products, which pay out a fixed amount (the sum assured) on ill health or death. For most policies this payout will be a single amount, whereas income protection products provide a regular income upon incapacity either for the length of illness or to the end of the contract if earlier, depending on the specific policyholder terms. Most contracts have no surrender value.

Endowments and whole life products – these contracts both provide benefits upon death or, in the case of endowments, at a preset maturity date if earlier. These policies often have a surrender value, particularly in the later years of the contract. The amount payable on death is subject to a guaranteed minimum amount. The maturity value usually depends on the investment performance of the underlying assets. For with-profits business it is underpinned by a minimum guarantee, which may be increased by the addition of bonuses.

27. Insurance contracts continued

(ii) Pensions
Individual and group pensions – those contracts classified as insurance contracts are deferred annuity products where retirement benefits are expressed in the form of the annuity payable at retirement age. If death occurs before retirement, contracts generally return the value of the fund accumulated or in some cases premiums are returned.

Most contracts give the policyholder the option at retirement to take a cash sum at guaranteed conversion rates.

Annuities in payment – these are typically single premium products, which pay a specified payment to the policyholder whilst they and/or their spouse are still alive. Payments are generally either fixed or increased each year at a specified rate or in line with the rate of inflation. Most contracts guarantee an income for a minimum period usually of five years, irrespective of death.

(iii) Guarantees and options
The main guarantees and options included within the Group's insurance contracts, the majority of which arise within FPLP's With-Profits Fund, are as follows:

Guaranteed cash and annuity options – most conventional deferred annuity contracts have benefits expressed in terms of cash and annuity with a guaranteed conversion rate, allowing the policyholder the option of taking the more valuable of the two at retirement.

Guarantees in respect of bonus additions – bonuses added to with-profits policies increase the guaranteed minimum benefit that policyholders are entitled to at maturity. These are set at a level that takes account of expected market fluctuations, such that the cost of the guarantee is generally met by the investment performance of the assets backing the liability. However in circumstances where there has been a significant fall in investment markets, such as that which occurred in 2001 to 2003, the guaranteed maturity benefits may exceed asset shares and these guarantees become valuable to the policyholder.

Guaranteed surrender bases – certain older products have a guaranteed basis for calculating surrender values. In all these cases the basis includes an element of final bonus which can be reduced or taken away. The guaranteed basis typically applies over a period of 15 years but in most cases policies are approaching the end of this period. The effect of the guaranteed surrender basis is to extend the guarantee in respect of bonus additions to apply over an extended period and not just at the maturity date.

(c) Method used for reserving for both insurance contracts and investment contracts with DPF

The liability for insurance contracts and unitised with-profits contracts is calculated on the basis of recognised actuarial methods having due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written and the results are certified by the professionals undertaking the valuations.

Calculations are generally made on an individual policy basis, however in addition there are some global provisions which are calculated using statistical or mathematical methods. The results are expected to be approximately the same as if an individual liability was calculated for each long-term contract.

For the conventional with-profits business in FPLP, including unitised with-profits business, the liabilities are determined on a realistic basis and in accordance with the principles contained in FRS 27. The main element of the realistic liabilities is the 'asset shares' of with-profits business, representing the premiums received to date together with the investment return earned less expenses and charges. These asset shares move with the value of the underlying assets. Policyholder liabilities, including options and guarantees arising in the With-Profits Fund, are then valued on a market-consistent stochastic basis. The main types of guarantees and options within the With-Profits Fund are guarantees in respect of bonus additions and guaranteed annuity options. The calculation of liabilities and management actions that would be taken in certain scenarios is also in accordance with FPLP's Principles and Practices of Financial Management (PPFM) and are set out in more detail in note 28 on the Realistic Balance Sheet.

For the conventional with-profits business in FPLA (which is closed to new business), the liabilities are determined using a net premium valuation method. The majority of options or guarantees arising within this fund are valuable to the policyholder and are valued on a deterministic basis as if the guarantee is taken up.

Single premium group income protection contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

The calculation of liabilities to policyholders in respect of most other non-profit policies, which consists principally of protection and annuity products, has been valued using a gross premium method.

The provision for linked contracts meeting the definition of insurance is equal to the value of units plus a sterling reserve where necessary. The sterling reserve is equal to the maximum value of future strains due to future cash outflows (premium allocations, expenses, claims and tax) being greater than future cash inflows (premiums, investment income and charges).

Where reinsurance relates to individual policies they are valued using the same method and basis as if they were the direct benefit. An asset is established representing the fact that the reinsurance will reduce the net cost of the policy to the Group.

27. Insurance contracts continued

(d) Process used for assumptions

(i) Economic assumptions
Details regarding the economic assumptions used in the stochastic model for the valuation of with-profits policyholders liabilities are set out in note 28.

For other insurance liabilities and unitised with-profits contracts within the FPLA fund, economic assumptions are the same as those used for reporting to the FSA under the regulatory peak. Economic assumptions are adjusted from year to year by reference to changes in consistent economic indices or yields on the underlying portfolio. The principal assumption is the valuation interest rate.

(ii) Non-economic assumptions
The provision for insurance contracts and investment contracts with DPF liabilities is sensitive to the principal assumptions in respect of mortality, morbidity and maintenance expenses (except for net premium valuations), persistency and guaranteed annuity option take-up rates, although the relative sensitivity will vary depending on the class of long-term business.

Long-term estimates of future mortality and morbidity assumptions are based on standard tables wherever possible but adjusted to reflect the Group's own experience. Where appropriate industry tables are not available and the Group's experience is insufficient to derive a reliable basis (eg for critical illness) the experience of reinsurers is used. Expense assumptions are based on recent experience. Experience investigations for mortality, morbidity, persistency, guaranteed annuity option take-up rates and maintenance expenses are performed at least annually. Where industry analysis indicates that changes in expected future mortality/morbidity or other assumptions factor patterns mean that claim costs are likely to rise in the future, then this is taken into account in the valuation basis. No benefit is taken where industry analysis indicates that future trends are likely to reduce claim costs in the future. Improving mortality has been assumed when valuing annuities and deteriorating morbidity has been assumed when valuing critical illness business. Assumptions are generally intended to be a prudent estimate of future experience.

(e) Valuation interest rates for policies other than conventional with-profits business in FPLP

	Valuation interest rates			
	With-profits		Non-profit	
Class of business	**31 December 2006 %**	31 December 2005 %	**31 December 2006 %**	31 December 2005 %
Life Fund:				
Endowment and whole-of-life	**2.9**	2.7	**3.1**	2.9
Protection	**-**	-	**3.1**	2.9
Pension Fund:				
Annuities in payment	**-**	-	**4.2–4.56**	4.0
Individual and group pensions	**3.7**	3.4	**3.9**	3.6
Protection	**-**	-	**3.9**	3.6
Income protection	**-**	-	**3.8**	3.4

As explained in (c) above, FPLP conventional with-profits business is valued in accordance with the FSA's realistic capital regulations.

For products with overall negative liabilities the interest rate used in 2006 is 5.6%.

27. Insurance contracts continued

(f) Mortality/morbidity rates

Insurance liabilities allow for mortality and morbidity risk by making assumptions about the proportion of policyholders who die or become sick. Allowance for future mortality has been made using the following percentages of the standard published tables below:

	2006	2005
Term assurances:		
Smoker	**95% TM92(5)**	100% TM92(5)
	116% TF92(5)	110% TF92(5)
Non-smoker	**58% TM92(5)**	65% TM92(5)
	74% TF92(5)	85% TF92(5)
Other life assurances	**80% AM/F80ult**	80% AM/F80ult
Unitised life policies	**80% AM/F80ult**	80% AM/F80ult
Pension policies	**35% AM/F80ult**	35% AM/F80ult
Individual annuities: in payment	**75% RM/FV92U2006***	75% RM/FV92U2005*
Group annuities: in payment	**95% PM/FA92U2006***	95% PM/FA92U2005*

*Plus additional 0.25% per annum and 0.5% per annum for individuals and group males only respectively from 31 December 2003 onwards.

Income protection sickness experience is based on recent experience with a 10% margin (2005: 10% margin) for recovery rates, and a 10% margin (2005: 39% margin) for inception rates. Rates differentiate by smoker status.

Lapse rates are based on recent experience with the equivalent of a 20% margin, ie for each policy the liability is based on the higher of the results based on 80% and 120% of experience.

(g) Increase/(decrease) in pre-tax shareholder profit from changes in assumptions

	2006 £m	2005 £m
Mortality and morbidity	**127**	(20)
Other non-economic assumptions	**106**	58
Total assumption changes	**233**	38

This table shows the effect on pre-tax profit of the changes in assumptions described above.

(i) Impacts are reduced to allow for with-profits policyholders sharing in the profits and losses of some products (see (h)).
(ii) Changes in the economic assumptions will be largely offset by corresponding changes in the assets backing the liabilities.
(iii) The most significant item within mortality and morbidity assumption changes relates to morbidity assumptions. Further details of the impact of changes in morbidity assumptions in 2006 are set out in note 2(h).
(iv) The main item within other non-economic assumption changes in 2006 is the impact of partial adoption of PS06/14, being a reduction in policyholder liabilities and reinsurance assets, as set out in note 2(h).

(h) Apportionment of surplus between shareholders and with-profits policyholders

Shareholders are entitled to 100% of surplus emerging from companies within the Group, with the exception of surplus emerging in the two with-profits funds.

(i) The Group's main With-Profits Fund is within FPLP, and is open to new business. The Fund is run on a mutual basis and managed so that over time the working capital is sufficient to provide most of the risk capital but not to exceed the risk capital margin. The entitlements of shareholders to share in surplus differ for policies written before and after demutualisation on 9 July 2001.

In respect of pre-demutualisation conventional with-profits policies, shareholders are entitled to one ninth of the cost of bonuses added to policies. In respect of pre-demutualisation non-profit and unitised business (excluding the investment element), shareholders are entitled to 60% of the surplus arising.

27. Insurance contracts continued

Post-demutualisation with-profits policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders including policies written by FPLA and Friends Provident Pensions Limited, where the investment element is reinsured to the FPLP With-Profits Fund.

(ii) The With-Profits Fund of FPLA is closed to new business. The Fund's policyholders are entitled to all the surplus of that fund. In addition, FPLA has a closed unitised with-profits fund. Shareholders are entitled to all profits from the unitised with-profit fund other than investment profits, which are wholly owned by with-profits policyholders. The investment element of the contract is wholly reinsured to the FPLP With-Profits Fund.

The effect of this fund structure is that investment risk, in respect of assets backing with-profits policies, is largely borne by policyholders; shareholders bear 10% of the investment risk from conventional with-profits policies. Expense risk is borne by the shareholders, other than in the FPLA closed fund. Until 2009, the FPLP With-Profits Fund is charged a fixed amount for managing policies, adjusted by an inflation index, irrespective of actual costs. The charges will be reviewed in 2009 to reflect market rates at the time. Other forms of risk are shared between shareholders and policyholders as described above.

28. Realistic balance sheet

The main UK with-profits fund is in FPLP and the capital position of this fund has been determined in accordance with the RBS regulations prescribed by the FSA. There is also a small UK with-profits fund in FPLA. The capital position of this fund has been calculated on a regulatory basis as this fund is closed to new business, and is significantly below the £500m level that the FSA has determined should be applied for calculating liabilities under the realistic methodology.

The RBS for FPLP's with-profits business can be summarised as follows:

	2006 £m	2005 £m
Total net assets	**16,087**	17,366
Less non-profit liabilities including share of resilience capital reserves and required minimum margin	**(2,670)**	(2,774)
Total regulatory assets	**13,417**	14,592
Additional assets arising on realistic basis	**265**	253
Total assets	**13,682**	14,845
Policyholder liabilities:		
Asset shares	**11,365**	12,342
Financial guarantees (net of charges)	**101**	149
Options (guaranteed annuities)	**747**	796
Other liabilities	**1,249**	1,322
Total liabilities	**13,462**	14,609
Excess of assets over liabilities	**220**	236

At 31 December 2006, the surplus of realistic assets over realistic liabilities initially amounted to £254m (2005: £236m) with a Risk Capital Margin (RCM) of £220m (2005: £276m), the surplus assets have subsequently been reduced by £34m via a reduction in future guarantee charges leaving the working capital at £220m fully covering the RCM. This results in an excess of realistic assets over realistic liabilities of £220m (2005: £236m). After adding back the shareholders' share of future bonuses totalling £95m (2005: £85m) and deducting adjustments to eliminate double counting of acquired PVIF of £19m (2005: £20m), the excess in accordance with FRS 27 amounted to £296m (2005: £301m).

The main element of the realistic liabilities is the asset shares of with-profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's PPFM. Assets and realistic liabilities are closely matched since the realistic liabilities move with the value of the underlying assets.

Policyholder liabilities (including options and guarantees) are then valued using a market consistent stochastic model. Included in other liabilities are provisions for specific items such as mortgage endowment reviews and other liabilities of the fund. Realistic valuations also allow for future profits of non-profit business written in the With-Profits Fund to be included. In accordance with FRS 27, the value of future profits of non-profit business has been deducted from policyholder liabilities in the balance sheet.

28. Realistic balance sheet continued

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market-consistent stochastic basis that takes into account both the time value and the intrinsic value of the options and guarantees.

The majority of the Group's life and pensions options and guarantees are within FPLP's With-Profits Fund. These are valued stochastically and included in the realistic liabilities. There are two main types of guarantees and options in the FPLP With-Profits Fund: maturity guarantees and guaranteed annuity options. Maturity guarantees are in respect of conventional with-profits business and unitised with-profits business and represent the sum assured and reversionary bonuses declared to date. The cost of these guarantees, net of charges, has been calculated at £101m (2005: £149m). For certain with-profits pension policies issued, there are options guaranteeing the rates at which annuities can be purchased. The cost of these guarantees has been calculated at £747m (2005: £796m).

The cost of the with-profits guarantees is assessed using a market-consistent stochastic model (using The Smith Plus Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk-free curve assuming interest rates of between 3.9% and 5.3% pa (2005: between 4.0% and 4.2% pa) and implied volatilities in the market. The capital return has been calibrated and compared to the actual asset portfolio. For equities, the capital return volatility varies by year with 20% pa (2005: 21% pa) assumed in year 7, increasing to 23% pa (2005: 24% pa) by year 14 and 25% pa (2005: 26% pa) by year 21. Volatility for property returns has been assumed at 15% pa throughout (2005: 15% pa).

The cost of guarantees also depends on management actions that would be taken under various scenarios. For example, the future level of the equity-backing ratio (the ratio of funds held in equities and property to total investments) varies in each scenario depending on the ratio of the guarantee cost to the asset share. Similarly, the reversionary bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a prescribed fraction of the total asset share, leaving the remaining portion of the asset share to be paid as terminal bonus. The management actions are in line with the company's PPFM and are programmed into the model.

The guarantee cost in respect of guaranteed annuity options is assessed using a market-consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates.

The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality has been derived from the premium basis at which annuities can be purchased from Friends Provident Pensions Limited, which allows for future mortality improvements. Future improvements are difficult to assess as there is no industry consensus.

The guaranteed annuity options cost also depends upon other factors such as policy discontinuance and tax-free cash take-up. The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour.

A summary of the key assumptions is as follows:

Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period and have been based on recent experience. Policy lapses for pensions are generally in the range of 1% to 3% pa (2005: 0.5% to 2% pa) with policy lapses for life business in the range of 3% to 9% pa (13% pa for mortgage endowment and with-profit bond policies) (2005: 3% to 9% pa (13% pa for mortgage endowment policies)). Paid-up rates for pensions are generally in the range of 7% to 11% pa (2005: 7.5% to 10% pa) with life policies generally in the region of 0.5% to 2% pa (2005: 1% pa). Early retirement rates vary by age band and policy type and have been reviewed and amended in 2006 based on recent experience.

Tax-free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 18% to 27% of the benefit is taken as tax-free, depending on type of business (2005: 18% to 25%). This is based on recent experience.

There are also guarantees and options in respect of some of the other life assurance business within the Group, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

29. Capital statement

The capital statement in respect of the Group's Life & Pensions business is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP With-Profits Fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

At 31 December 2006

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	1,045	1,045
Inside fund	-	-	1,211	30	-	1,241
	-	-	1,211	30	1,045	2,286
Other qualifying capital						
Subordinated debt	-	-	-	10	300	310
Preference shares	-	-	-	-	-	-
FFA	296	143	-	-	-	439
	296	143	1,211	40	1,345	3,035
Regulatory adjustments						
Assets	19	-	(725)	(323)	-	(1,029)
Liabilities	-	(1)	237	327	-	563
Shareholders' share of future bonuses	(95)	-	-	-	-	(95)
Available capital resources	220	142	723	44	1,345	2,474
Capital requirement						
UK realistic basis	220	-	-	-	-	220
Other regulatory bases	-	21	368	33	-	422
	220	21	368	33	-	642
Overall surplus capital over regulatory requirements						1,832
Analysis of policyholders' liabilities						
With-profits	12,505	217	-	-	-	12,722
Unit-linked	-	-	16,954	11,323	-	28,277
Non-participating	2,595	38	2,896	55	-	5,584
Total	15,100	255	19,850	11,378	-	46,583

29. Capital statement continued

At 31 December 2005

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	951	951
Inside fund	-	-	1,149	13	-	1,162
	-	-	1,149	13	951	2,113
Other qualifying capital						
Subordinated debt	-	-	-	10	-	10
Preference shares	-	-	-	-	300	300
FFA	301	119	-	-	-	420
	301	119	1,149	23	1,251	2,843
Regulatory adjustments						
Assets	20	(1)	(610)	(228)	(8)	(827)
Liabilities	-	-	275	261	-	536
Shareholders' share of future bonuses	(85)	-	-	-	-	(85)
Available capital resources	236	118	814	56	1,243	2,467
Capital requirement						
UK realistic basis	276	-	-	-	-	276
Other regulatory bases	-	17	332	29	-	378
	276	17	332	29	-	654
Overall surplus capital over regulatory requirements						1,813
Analysis of policyholders' liabilities						
With-profits	13,519	243	-	-	-	13,762
Unit-linked	-	-	13,853	8,871	-	22,724
Non-participating	2,783	39	3,128	58	-	6,008
Total	16,302	282	16,981	8,929	-	42,494

29. Capital statement continued

(a) Summary

As can be seen from the above table, the total available capital resources of the Group's Life & Pensions business amounts to £2,474m (2005: £2,467m), its regulatory capital requirements amount to £642m (2005: £654m) resulting in a surplus of available capital resources over regulatory capital of £1,832m (2005: £1,813m).

Set out below are details of how the available capital resources have been calculated, the restrictions that are in existence over the available capital resources, the basis of calculating the regulatory capital requirements and an explanation for the increase in the available capital.

Apart from capital employed in the Life & Pensions business amounting to £2,286m (2005: £2,113m), the Group's other main activity is that of Asset Management operated by the F&C Group in which Friends Provident owned 52% at 31 December 2006. The total capital in the Asset Management business amounts to £683m (2005: £745m). The capital employed in these two activities reconciles to the Group total equity attributable to ordinary shareholders of £2,807m (2005: £2,688m) by way of central corporate activities and consolidation adjustments (mainly goodwill), amounting to £(162)m (2005: £(170)m).

(b) Basis of calculating available capital resources in Life & Pensions business

The available capital of the two UK with-profits funds has been determined in accordance with FSA regulations and includes the FFA. The FFA represents the estimated surplus in the funds that has not been allocated and is available to meet regulatory and other solvency requirements of the funds. Adjustments have been made to restate all assets and liabilities onto a regulatory basis.

The majority of the Group's life and pensions options and guarantees are within FPLP's With-Profits Fund and details are set out in note 28. These are valued on a market consistent stochastic basis. Options and guarantees outside FPLP's With-Profits Fund are not considered to be material to the Group's future cash flows. In addition they have largely been matched with suitable assets and there is no material risk to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

The With-Profits Fund in FPLP has available capital of £220m (2005: £236m) and has been calculated in accordance with the FSA's realistic capital regulations. In accordance with accounting rules, the realistic liabilities only represent amounts relating to policyholders and do not include the shareholders' share of future bonuses. However, the shareholders' share is treated as a deduction from capital that is available to meet regulatory requirements and shown as a separate adjustment in the capital statement.

The available capital in the closed with-profits fund in FPLA amounts to £142m (2005: £118m). This has been calculated in accordance with the FSA's regulatory capital requirements.

The available capital in the Group's UK non-participating businesses has been determined in accordance with FSA regulations and amounts to £723m (2005: £814m). Adjustments have been made to restate all assets and liabilities on to a regulatory basis. The regulatory adjustment to assets mainly consists of eliminating deferred acquisition costs. The regulatory adjustment to liabilities mainly represents the additional regulatory capital arising as a result of the securitisation of a defined book of pre-demutualisation business in December 2004 and deferred tax.

The available capital in the Group's overseas businesses written by FPI and Lombard has been determined in accordance with local requirements and amounts to £44m (2005: £56m). FPI is based in the Isle of Man and Lombard is based in Luxembourg. The analysis of available capital is £19m FPI and £25m Lombard (2005: £31m FPI and £25m Lombard). Adjustments have been made to restate all assets and liabilities onto local regulatory bases.

The shareholders' funds held outside the Life & Pensions funds are shown separately in the capital statement. It is the Group's policy to ensure that each subsidiary is adequately capitalised to support its life businesses and to exceed regulatory capital requirements. The amount of shareholders' funds available capital resources is £1,345m (2005: £1,243m).

(c) Restrictions on available capital resources in Life & Pensions business

The available capital is subject to certain restrictions as to its availability to meet capital requirements elsewhere in the Group. In particular, no transfers from long-term funds can take place without an up to date actuarial valuation. The main restrictions on capital are set out below.

UK With-Profits Fund in FPLP: the available surplus held in the FPLP With-Profits Fund can only be applied to meet the requirements of the fund itself or be distributed to policyholders and shareholders. Shareholders are entitled to an amount not exceeding one-ninth of the amount distributed to policyholders in the form of bonuses on conventional policies. Non-profit business written in the FPLP With-Profits Fund has been securitised and surpluses are initially used to repay £380m of floating rate loan notes issued by the Group and any subsequent surplus may be distributed 40% to FPLP's With-Profits Fund and 60% to shareholders. Arising from this arrangement, the FPLP Non-Profit fund has loaned £90m (2005: £173m) to FPLP's With-Profits Fund. The FPLP Non-Profit fund has also provided a contingent loan of £50m (with a facility for a further £50m) to the FPLP With-Profits Fund which is repayable out of future surpluses in the With-Profits Fund, subject to certain restrictions.

UK With-Profits Fund in FPLA: the available surplus held in the closed With-Profits Fund of FPLA can only be distributed to policyholders.

UK non-participating funds: for non-participating business, the majority of surplus can be distributed to shareholders subject to meeting the requirements of the business.

29. Capital statement continued

Overseas life funds: the available surpluses in FPI and Lombard can be distributed to shareholders subject to meeting the requirements of the businesses.

Shareholders' funds: the capital is generally available to meet requirements anywhere in the Group. It remains the intention of management to ensure that there is adequate capital to exceed the regulatory requirements of the Group's life and pensions businesses, to meet any net new business strain and to support the Group's overall credit ratings. FPLP has guaranteed the £300m STICS issued in 2003 and the £500m STICS issued in 2005 by the Parent Company.

(d) Basis of calculating capital requirements for Life & Pensions business

Each Life and Pensions company has to hold sufficient capital to meet its regulatory capital requirements.

For the FPLP With-Profits Fund, the capital requirement is the risk capital margin (RCM) which amounts to £220m (2005: £276m). This is calculated on set criteria of adverse scenarios laid down by the FSA (the market risk scenarios tested are what would happen if property prices fall by 12.5%, equity prices fall by 20%, corporate bonds spreads increase by 5.23%, fixed interest yields rise 0.81% and persistency increases by 32.5%). The RCM is based on the asset mix at the year-end and takes into account hedging strategies and the actions management would take in the event of particular adverse market conditions.

Under the realistic capital methodology, the capital requirement is the higher of the 'twin peaks' test of the realistic peak and the regulatory peak. In FPLP With-Profits Fund, the realistic peak applied in both 2006 and 2005. This has resulted in a With-Profits Insurance Capital Component (WPICC) of £866m (2005: £639m) required to bring the regulatory peak of £1,475m (2005: £599m) in line with the realistic peak of £nil (2005: £(40)m). Regulatory reserving rule changes arising from the adoption of PS 06/14 allow the value of future transfers to be deducted from the WPICC for 2006; this has resulted in a surplus in the FPLP With-Profits Fund, on a regulatory basis, of £609m.

	Realistic			Regulatory	
	2006 £m	2005 £m		**2006 £m**	2005 £m
Available capital	**220**	236	Surplus	**1,933**	1,498
Risk capital margin	**(220)**	(276)	Long-term Insurance Capital requirements	**(458)**	(549)
			Resilience capital	**-**	(350)
Realistic peak	**-**	(40)	Regulatory peak	**1,475**	599
			With-Profits Insurance Capital Component	**(866)**	(639)
	-	(40)		**609**	(40)

The capital cover to meet the regulatory solvency requirement of FPLP's With-Profits Fund is provided from FPLP's Non-Profit Fund and shareholders' fund, to the extent not met from the With-Profits Fund itself.

For the FPLA closed With-Profits Fund, the capital requirement has been calculated on a regulatory basis in accordance with FSA regulations at £21m (2005: £17m).

For UK non-participating funds, the relevant capital requirement is the minimum solvency margin determined in accordance with FSA regulations. This, in total, amounts to £368m (2005: £332m).

For overseas business, local regulatory capital requirements are determined and these amount to £33m (2005: £29m). This is analysed £9m (2005: £8m) for FPI and £24m (2005: £21m) for Lombard.

29. Capital statement continued

(e) Movement in available capital

At 31 December 2006 total available Life & Pensions capital resources had increased by £7m to £2,474m, as shown below.

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
At 1 January 2006	236	118	814	56	1,243	2,467
New business strain	-	-	(297)	(35)	-	(332)
Surplus in year*	(4)	25	155	49	73	298
Assumption changes:						
- PS 06/14	-	-	123	-	-	123
- Morbidity basis	-	-	123	-	-	123
- Other	(12)	(1)	6	(1)	-	(8)
Transfers	-	-	(200)	(25)	225	-
Dividend and STICS interest	-	-	-	-	(197)	(197)
At 31 December 2006	220	142	724	44	1,344	2,474

* All tax items are included within Surplus in year.

30. Risk management objectives and policies for mitigating risks

The Group's risk management policies and the processes for identifying risks across the Group, including strategic and operational risks, are described in the Corporate governance report. These processes include identification and control of financial, insurance, and other risks, the key components of which are:

- Market risk – the risk of loss arising from changes in the values of, or income from, assets or in interest or exchange rates. A risk of loss also arises from changes in the volatility of asset prices, interest rates or exchange rates.
- Insurance risk – the risk of loss due to the inherent uncertainties as to the occurrence, amounts and timing of insurance liabilities.
- Credit risk – the risk of loss due to the default of a company, individual or country, or a change in investors' risk appetite.
- Liquidity risk – the risk of loss because a firm, although solvent, either does not have sufficient financial resources available to it in order to meet its obligations as they fall due, or can secure them only at excessive cost.

For each of the above risks, the Group determines its risk appetite and sets its investment and underwriting policies accordingly. The Group companies set their respective qualitative risk appetites in a range from no appetite for the risk, through to actively pursuing those risks where they have competitive advantage. Risk policy is documented in each of the above areas, including the actions to mitigate those risks. A summary of how each risk is mitigated is provided below with, where appropriate, quantitative information on the exposure to that risk.

30. Risk management objectives and policies for mitigating risks continued

(a) Market risk

Market risk includes equity and property risk, foreign exchange risk and interest rate risk. The Group manages market risk attaching to assets backing specific policyholder liabilities and to assets held to deliver income and gains for the shareholder. Within the unit-linked funds and with-profits funds, the Group manages market risk so as to provide a return in line with the expectations of policyholders. The principal objective for shareholder assets is to manage them so that they meet the capital requirements of the Group, and support its future strategic and operational objectives.

Appetite for market risk varies for different asset classes and by the nature of the liabilities or funds that they represent. For example, in the Life & Pensions business, in relation to equity risk, appetite varies from taking on the risk when it is beneficial to do so for shareholder earnings at risk from annual management charges on unit-linked policies to avoiding risk wherever possible for assets backing non-linked, non-profit policies.

For assets backing policyholder liabilities, market risk is managed by matching, where possible, the duration and profile of assets to the policyholder liabilities they are backing. This helps manage market risk to the extent that changes in the values of assets are matched by a corresponding movement in the values of liabilities.

Market risk arises on guarantees and options offered on certain of the Group's products. As described within the section on policyholder liabilities (see note 27), the Group is exposed to guarantees on bonus additions that become more valuable as investment values fall. In addition, the Group is exposed to guaranteed cash and annuity options on certain pension policies that become more valuable as interest rates fall.

Shareholders' earnings are further exposed to market risk to the extent that the income from policyholder funds is based on the value of financial assets held within those unit-linked or with-profits funds.

Within F&C, there is no net market risk in relation to customer assets because the risk is fully borne by the clients concerned. Other assets and liabilities do not expose the Asset Management business to significant market risk. F&C actively pursues market risk in relation to the impact on management fees of movements in market variables such as equity prices and interest rates.

The following summarises the key actions undertaken by the Group to manage all aspects of market risk:

The Group Board Investment Committee oversees investment policy and strategy, which the Group actions primarily through the use of investment fund mandates. Day-to-day implementation of investment policy and strategy is managed predominantly by F&C in line with these approved mandates, subject to robust monitoring by the Group.

Mandates are set for each relevant fund within each of the insurance legal entities within the Group taking account of the relevant factors outlined above. Unit-linked funds are managed in line with their underlying objectives. The mandates set limits on the level of market risk permitted using some or all of the following mechanisms:

- defined performance benchmarks
- a maximum proportion of the fund that can be held in equities and, for with-profits funds, a minimum level
- restrictions on the size of companies within which equity investment can be held (eg potentially restricting UK equity to FTSE 100 stocks)
- defined asset allocations between UK and overseas equity exposure in specific regions
- restrictions on the variation of the duration of the portfolio of bonds from the benchmark duration.

Equity derivatives are permitted to be held to facilitate efficient portfolio management or to reduce investment risk (without disproportionately increasing other types of risk), and appropriate approval must be obtained for their use. Currency forwards and other derivatives may be held to manage currency risk, but only if permitted by individual fund mandates.

In addition to the mandates, the Group undertakes a programme of asset/liability management. For example, in order to manage the impact of interest changes on profit, corporate bonds and gilts are held to match the duration of annuity and permanent health insurance policies. This provides matching of cash flows and valuation movements and is supplemented by the use of interest rate swaps to improve asset/liability matching as necessary.

30. Risk management objectives and policies for mitigating risks continued

In order to manage the exposure arising from guarantees and options, the Group purchases a number of derivatives, including interest rate swaps, equity put options, interest rate swaptions, and equity futures to manage exposures to movements in equity prices or interest rates. Hedge accounting has not been applied to these derivatives, as movements in the fair value of these instruments will be offset by the movement in the valuation of the liability. As noted, the majority of these guarantees arise within FPLP's With-Profits Fund and so any net fair value movement will be reflected in the FFA rather than within shareholders' funds.

The following provides additional information on the exposure to equity and property risk, foreign exchange risk and interest rate risk:

(i) Equity and property risk
For with-profits and unit-linked policies, the policyholders bear the majority of the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder funds invest in equities and are subject to risk from fluctuation in their value. Charges which are expressed as a percentage of fund are also impacted. The approximate impact of a 10% change in equity and property values on post-tax shareholder profits and equity is £53m (2005: £72m).

(ii) Foreign exchange risk
The Group invests in financial instruments denominated in currencies other than its measurement currency (pounds sterling). Consequently, the Group is exposed to the risk that the exchange rate of its presentation currency relative to other currencies may change in a manner that has an adverse effect on the value of the Group's financial assets and liabilities.

For unit-linked contracts, currency risk is borne by the policyholder. As noted above, the shareholders are subject to currency risk only to the extent that income from policyholder funds is based on the value of the financial assets held in those funds. The liability for non-linked insurance contracts in currencies other than sterling is immaterial.

The impact of exchange rate movements on F&C is minimised by repatriation of excess foreign currency funds to sterling, and by holding regulatory capital in the local currency.

(iii) Interest rate risk
The Group is exposed to fair value interest rate risk where changes to interest rates result in changes to fair values rather than cash flows, for example fixed interest rate loans and assets and derivatives that convert floating rate interest payments to fixed rates. Conversely, floating rate loans and derivatives that convert fixed interest rates to floating rates expose the Group to cash flow interest rate risk.

The following table shows effective interest rates for those financial instruments held at amortised cost and hence where such a rate is deemed applicable.

	2006 %	2005 %
Assets		
Cash and cash equivalents	**4.56**	4.64
Liabilities		
£215m Undated subordinated guaranteed bonds	-	9.13
£260m Floating rate subordinated loan notes	**6.75**	-
£380m Floating rate secured notes	**4.95**	4.98
£230m Secured bonds	**5.23**	5.23
£290m Convertible bonds	**5.25**	5.25
Bank overdrafts	**5.64**	5.63

If interest rates increased by 1% across the whole yield curve there would be a fall in the value of fixed interest assets but the discount rate for valuing liabilities would be increased to partially offset the impact. The net effect of a 1% increase in interest rates at all terms would reduce post-tax profit and equity by about £92m (2005: £86m). The impact of a 1% reduction in interest rates would be to increase post-tax profit and equity by about £110m (2005: £79m).

The following table indicates the contractual re-pricing dates for the Group's significant financial assets and liabilities and insurance and investment contracts that are exposed to interest rate risk (there were no instances where the re-pricing dates were before maturity dates). Assets and liabilities held within unit-linked funds where all financial risks are borne by the policyholder are excluded from the table below, as are any assets not directly exposed to interest rate risk.

30. Risk management objectives and policies for mitigating risks continued

Year ended 31 December 2006

	Less than one year £m	1–5 years £m	6–10 years £m	11–15 years £m	16–20 years £m	More than 20 years £m	No fixed term £m	Total 2006 £m
Financial and insurance assets:								
Cash flow interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	-	-
Units in unit trusts and shares in open-ended investment companies	-	-	-	-	-	-	-	-
Debt securities and other fixed income securities	33	92	49	19	10	131	-	334
Participation in investment pools	-	-	-	-	-	-	-	-
Derivative financial instruments	-	2	3	1	32	77	-	115
Deposits with credit institutions	145	-	-	-	-	-	-	145
Fair value interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	5,279	5,279
Units in unit trusts and shares in open-ended investment companies	-	-	-	-	-	-	873	873
Debt securities and other fixed income securities	232	679	2,358	2,656	1,564	4,839	-	12,328
Participation in investment pools	-	-	-	136	-	-	-	136
Derivative financial instruments	7	14	34	19	12	2	-	88
Deposits with credit institutions	-	-	-	-	-	-	-	-
Reinsurance assets	12	9	12	23	35	(7)	1	85
Financial and insurance liabilities:								
Fair value interest rate risk								
Derivative financial instruments	5	3	10	3	-	-	-	21
Insurance contracts	452	1,869	3,077	1,009	397	181	5,489	12,474
Investment contracts	312	657	781	694	589	686	2,035	5,754

Note that while significant cash flows often occur at the maturity date, there are other cash flows which occur throughout the term of the contracts, including income from investments, premiums, annuity payments, death and sickness payments, expenses and commission.

30. Risk management objectives and policies for mitigating risks continued

Year ended 31 December 2005

	Less than one year £m	1–5 years £m	6–10 years £m	11–15 years £m	16–20 years £m	More than 20 years £m	No fixed term £m	Total 2005 £m
Financial and insurance assets:								
Cash flow interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	-	-
Units in unit trusts and shares in open-ended investment companies	-	-	-	-	-	-	-	-
Debt securities and other fixed income securities	55	68	33	49	15	197	-	417
Participation in investment pools	-	-	-	-	-	-	-	-
Derivative financial instruments	-	(15)	(40)	(14)	73	144	-	148
Deposits with credit institutions	144	-	-	-	-	-	-	144
Fair value interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	9,778	9,778
Units in unit trusts and shares in open-ended investment companies	-	-	-	-	-	-	262	262
Debt securities and other fixed income securities	404	951	3,337	2,192	2,084	4,682	-	13,650
Participation in investment pools	-	-	-	141	-	-	-	141
Derivative financial instruments	(6)	17	45	28	13	4	-	101
Deposits with credit institutions	-	-	-	-	-	-	-	-
Reinsurance assets	8	4	16	29	50	70	6	183
Financial and insurance liabilities:								
Fair value interest rate risk								
Insurance contracts	524	2,152	2,705	1,415	609	435	5,471	13,311
Investment contracts	269	675	824	715	634	833	2,510	6,460

30. Risk management objectives and policies for mitigating risks continued

(b) Policy cash flow risk (including insurance risk)

Policy cash flow risk consists of the following four main areas:

Insurance risks:
- mortality risk – risk of loss arising due to policyholder deaths experience being different from expectations; or for annuities, risk of annuitants living longer than expected (called annuity longevity risk);
- morbidity risk – risk of loss arising due to policyholder health experience being different from expectations;

Other risks:
- policyholder decision risk – risk of loss arising from experience of actual policyholder behaviour (eg lapses, option take-up) being different from expectations;
- expense risk – risk of loss due to expense experience being different from expectations.

The Life & Pensions business actively pursues mortality risk and morbidity risk in those areas where it believes it has a competitive advantage in managing these risks to generate shareholder value (without compromising the interests of policyholders, and the need to treat customers fairly). Policyholder decision risk and expense risk are taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of these risks is in support of the Group's strategic objectives.

Underpinning the Group's management of policy cash flow risk is:
- adherence to an approved underwriting policy that takes into account the level of risk that the Group is prepared to accept;
- controls around the development of products and their pricing; and
- regular analysis of actual mortality, morbidity and lapse experience which feeds into the development of products and policies.

Risks in excess of agreed underwriting limits may be reinsured. The Group's objective is to purchase reinsurance in the most cost-effective manner from reinsurers whose creditworthiness is deemed appropriate.

Substantially all insurance contracts, and 60% of the combined insurance and investment contract portfolio, are written in the UK and so results are sensitive to changes in the UK insurance market and tax regime. Otherwise the Group sells a diverse range of products to a diverse group of people.

Note 27 describes the main insurance contracts written by the Group and the basis of setting assumptions in measuring insurance liabilities which will take into account the risks above. The following sections describe how policy cash flow risks are managed and provide an indication of the sensitivity of reported profit to the risk. Each sensitivity has been calculated independently of the remaining risks (ie correlations between risks have been ignored).

F&C insurance contracts are all annuity contracts with guaranteed payment during the life time of the annuitant at a specified level or with a specified escalation factor. They are 100 per cent reinsured to Friends Provident Pensions Limited.

(i) Mortality and morbidity risk

Life assurance

Most insurance policies other than annuities and deferred annuity policies include life assurance. When pricing policies, an assumption is made as to the likelihood of death and this assumption is reviewed as part of the annual valuation of policies. To the extent that actual mortality experience is worse than that anticipated in pricing (and subsequently in the insurance liability valuation) a loss will be made. The risk is greater for those policies such as term assurance where the maturity or surrender benefit is small in relation to the death benefit. Other policies which have a savings element, such as endowment assurance have significant liabilities relating to the maturity benefit, particularly as the policy approaches maturity. Contractual terms for unit-linked and unitised with-profits products include provision for increases in mortality charges.

Critical illness

The Group writes a number of critical illness policies that pay out in the event of a policyholder's ill health. As for life assurance, the amount payable on ill health can be significantly higher than the amount payable if the policy is surrendered.

An increase in experienced mortality and morbidity will reduce IFRS profit. A 5% increase in assurance mortality and critical illness experience will reduce post-tax profit and equity by £19m (2005: £26m) before allowing for reinsurance and £8m (2005: £6m) net of reinsurance. This takes into account the impact from increasing the provision for future mortality as well as the impact from actual experience. A 5% reduction in assurance mortality and critical illness experience would increase post-tax profit and equity by £18m (2005: £22m) before reinsurance and £7m (2005: £4m) net of reinsurance.

Income protection

Income protection policies pay a regular level of benefit if the policyholder is unable to work due to incapacity for more than a specified period. The two main risks involved are an increase in the frequency of claims (the inception rate) and an increase in the average length of the claim (a reduction in recovery rate). Most income protection policies are regular premium with the premium and cover fixed at inception. Some group policies allow premiums to be reviewed but the premium rates are usually guaranteed for three years.

The impact of inception rates increasing by 5% and recovery rates reducing by 5% would be a £21m (2005: £45m) reduction in post-tax IFRS profit and equity. A 5% reduction in inception rates and a 5% increase in recovery rates would increase post-tax profit and equity by about £11m (2005: £33m). The impact assumes that the reserving basis is adjusted to reflect the change in experience.

Annuities

Life annuities are contracts that, in return for a lump sum, pay a regular amount (usually monthly or annually and sometimes increasing at a fixed or index-linked rate), until the death of the policyholder. As a result, if annuitants live longer than expected on average, profits will reduce. In many cases the annuity is guaranteed payable for a fixed term (usually five years) even in the event of death. Many policies are written on joint lives so that when the first life dies the benefit continues, sometimes at a reduced level. These features tend to reduce the volatility of results to random fluctuations in experience but not the impact of a general increase in longevity.

30. Risk management objectives and policies for mitigating risks continued

Deferred annuities are contracts whereby there is a promise to pay a life annuity starting from a specified date in the future. These policies are subject to a similar risk from the impact of longevity, the only difference being that the risk of adverse impact is greater given that the annuity is payable further into the future. However, most of these policies are with-profits and the impact would be offset by a reduction in the FFA, with relatively little resulting impact on shareholder profits.

A 5% reduction in annuitant mortality would reduce post-tax IFRS profit and equity by £31m (2005: £32m). This takes into account the impact from increasing the provision for future mortality as well as the impact from paying more annuity than expected. A 5% increase in expected annuitant mortality would increase post-tax profit and equity by £28m (2005: £29m). These impacts assume that the reserving basis changes to reflect experience.

The impact of a mortality shock on term assurance business would normally be at least partially offset by a favourable impact on the annuity book.

(ii) Policyholder decision risk
Persistency experience varies over time as well as from one type of contract to another. Factors that will cause lapse rates to vary over time include changes in investment performance of the assets underlying the contract where appropriate, regulatory changes that make alternative products more attractive, customer perceptions of the insurance industry in general and the Group in particular, and the general economic environment.

The immediate impact on IFRS profit of a change in lapse rates is relatively small. An increase in lapse rates will normally result in a small reduction in profit due mainly to eliminating the deferred acquisition cost asset in respect of the insurance contracts that lapse. However the impact is much smaller than the effect of other factors considered here. Lapses have a more significant effect on the Group's other basis of measurement – being EEV profit.

The valuation of the Group's guarantees and options is described in note 27. As stated in that note, the cost of guaranteed annuity options is dependent on decisions made by policyholders such as policy discontinuance and tax-free cash take-up. These assumptions are set by reference to recent experience.

(iii) Expense risk
Though under IFRS 4 expense risk is not a component of insurance risk, it is an important financial risk in the context of insurance and investment contracts.

The whole of the impact of changes in expense levels is borne by shareholders with the following exceptions. In 2009 the charges made to the FPLP With-Profits Fund for managing policies will be reviewed to reflect market rates at the time. Pre-demutualisation with-profits policyholders will bear the impact of any resulting changes to charges. Also FPLA closed fund with-profits policyholders bear the full expense risk for the fund.

Contractual terms for unit-linked and unitised with-profits products include provision for increases in charges. Certain expenses (such as fees/commissions) are fixed at the time a contract is written. If the remaining renewal expenses were to increase by 10%, the impact on post-tax profits and equity would be approximately £15m (2005: £14m).

(c) Credit risk

Credit risk can be described as the risk of loss due to the default of a company, individual or country, or a change in investors' risk appetite. It includes investment credit risk, derivative and reinsurance counterparty risks, deposit and loan risks.

The Life & Pensions business will take on investment credit risk and loan risk when it is deemed financially beneficial to do so in support of the Group's strategic objectives (eg on making an investment decision between two corporate bonds of differing credit quality, the default risk of the lower rated bond would be weighed up against the additional yield gained with a view to ensuring that the expected reward exceeded the potential cost of the default risk). F&C actively pursues credit risk in relation to the impact on management fees of credit events. The Group is averse to most other types of credit risk, in particular that related to the default of derivative counterparties, reinsurers and deposit takers.

To mitigate credit risk:

- Investment mandates for many funds will have a prescribed minimum credit rating of bonds that may be held. Investing in a diverse portfolio reduces the impact from individual companies defaulting.
- Counterparty limits are set for investments, cash deposits, foreign exchange trade exposure and stock lending.
- All derivative transactions are covered by collateral and derivatives are only taken out with counterparties with a suitable credit rating.
- The Group regularly reviews the financial security of its reinsurers.

In F&C, credit risk (including derivative counterparty risk) is managed by the application of a strict investment policy designed to limit exposure to companies with poor credit ratings and to avoid undue investment with any single counterparty. Regular meetings are held to consider credit developments and all credit exposures are reviewed at least annually. Collateral is not usually obtained for credit risk exposures on derivative instruments, except where margin deposits are required from counterparties.

The Group is subject to the risk of increases in credit spreads reducing the value of corporate bonds. Bases for valuing liabilities will reflect bond yields, reduced for default risk. To the extent that the increase in credit spreads reflects an increase in actual default rates, this will result in a reduction in profits. A 0.25% pa increase in average credit spread which is reflected by an increase in actual defaults will reduce post-tax profit and equity by £60m (2005: £70m).

30. Risk management objectives and policies for mitigating risks continued

Concentrations of credit risk might exist where the Group has significant exposure to an individual counterparty or to a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. The Group has most of its counterparty risk within its Life & Pensions business. As noted above this is monitored by the counterparty limits contained within the Group's investment guidelines, overlaid with regulatory requirements.

F&C is exposed to a concentration of credit risk to the extent of timing differences between the recognition of income for services rendered and the timing of receipt of management fees from clients. The specific concentration of risk from clients where trade debtors and accrued income for any one client or group of connected clients is £1m or more at 31 December is as follows:

Amounts due from:	**2006 £m**	2005 £m
The Achmea group	**4**	6
Resolution Life plc	**-**	3
RSA plc	**1**	1
OEICs (management fees)	**3**	3
	8	13

Certain derivatives are subject to a legal right of set-off.

The amount disclosed in the balance sheet in respect of financial assets represents the Group's maximum exposure to credit risk.

An indication of the Group's exposure to credit risk is the quality of the investments and counterparties with which it transacts. The Group is most exposed to credit risk on debt and other fixed income securities, derivative financial instruments, deposits with credit institutions, reinsurance arrangements and cash and cash equivalents. Debt and other fixed income securities mainly comprise government bonds and corporate bonds. Given the nature of the Group's investments in government bonds the credit risk associated with these is considered small and the Group therefore focuses on monitoring the quality of its corporate bonds.

The following table gives an indication of the level of creditworthiness of those categories of assets which are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table below as the credit risk on these assets is borne by the policyholders rather than the shareholders.

31 December 2006

	AAA £m	**AA £m**	**A £m**	**BBB £m**	**BB £m**	**B £m**	**Not rated £m**	**Total £m**
Corporate bonds	**2,641**	**1,676**	**2,424**	**652**	**7**	**7**	**210**	**7,617**
Derivative financial instruments	**-**	**181**	**1**	**-**	**-**	**-**	**-**	**182**
Reinsurance assets	**-**	**85**	**-**	**-**	**-**	**-**	**-**	**85**

31 December 2005

	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	Total £m
Corporate bonds	2,952	1,900	2,810	703	-	-	276	8,641
Derivative financial instruments	-	24	225	-	-	-	-	249
Reinsurance assets	-	26	157	-	-	-	-	183

30. Risk management objectives and policies for mitigating risks continued

For over-the-counter derivative transactions undertaken by the Group, collateral is received from the counterparty if the contract is in-the-money (ie is an asset of the Group's and over any agreed minimum threshold). This collateral can be sold or repledged by the Group and is repayable if the contract terminates or the contract's fair value falls. At 31 December 2006 the fair value of such collateral held was £181m (2005: £241m). No collateral received from the counterparty has been sold or repledged.

In respect of deposits with credit institutions and cash and cash equivalents, Group policy is to hold cash and deposits in AAA money funds or financial institutions with a rating of above AA.

(d) Liquidity risk

The Group faces two key types of liquidity risk: shareholder liquidity risk (liquidity within funds managed for the benefit of shareholders, including shareholders' interests in long-term funds) and policyholder liquidity risk (liquidity within funds managed for the benefit of policyholders).

Longer-term shareholder liquidity risk will be taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of this liquidity risk is in support of strategic objectives. Short-term shareholder liquidity risk is avoided due to the need to satisfy dividend expectations whilst having a limited timeframe to raise capital. Policyholder liquidity risk is not accepted, over either a short or longer-term timeframe, in all but the most extreme scenarios. The same is true for liquidity risk in F&C's investors' funds.

The overall objective of shareholder liquidity risk management is to ensure that there is sufficient liquidity over short (up to one year) and medium time horizons to meet the needs of the business. This includes liquidity to cover, amongst other things, new business costs, planned strategic activities such as acquisitions, servicing debt and equity capital as well as working capital to fund day-to-day cash flow requirements.

For policyholder funds, liquidity risk arises from a number of potential areas, including:
- a short-term mismatch between assets and liabilities
- having to realise assets to meet liabilities when asset values are depressed
- an unexpectedly high level of lapses/surrenders.

Liquidity risk is managed in the following way:
- Forecasts are prepared regularly to predict required liquidity levels over both the short and medium term.
- Committed third-party funding facilities are held to enable cash to be raised in a relatively short time-span.
- Credit risk of cash deposits is managed by applying counterparty limits and imposing restrictions over the credit ratings of third parties with whom cash is deposited.
- Assets of a suitable maturity and marketability are held to meet policyholder liabilities as they fall due.
- Limits are set on the level of lower grade or speculative investments that can be held.

The Group has issued fixed rate subordinated loan notes repayable in 2016, with the option of extending the term to 2026 (at a floating rate). This has provided the Group with long-term flexible funding at a fixed rate of interest.

31. Investment contracts

Movement in investment contracts liabilities

	2006 £m	2005 £m
At 1 January	**27,857**	18,001
Premiums	**5,725**	4,349
Claims	**(3,046)**	(2,232)
Annual management charges	**(293)**	(147)
Acquisitions through business combinations	-	4,187
Investment return and other expenses	**2,578**	3,699
At 31 December	**32,821**	27,857
Analysed as follows:		
Unit-linked contracts	**27,066**	21,441
Policies with DPF	**5,700**	6,394
Other	**55**	22
Total investment contracts liabilities	**32,821**	27,857

Investment contract liabilities are included at fair value. Unit-linked liabilities are based on the fair value of the underlying assets. Liabilities relating to policies with DPF are determined using methods and principles consistent with those used to fair value other products.

32. Interest-bearing loans and borrowings

	Coupon %	2006 £m	2005 £m
Subordinated liabilities:			
£215m FP Finance PLC undated subordinated guaranteed bonds callable 2006 (i)	9.125	-	215
£260m F&C floating rate subordinated loan notes due 2026 (ii)	Various	**258**	-
£10m Lombard undated subordinated loans	Various	**10**	10
£10m F&C subordinated loan	6m LIBOR +1.05	-	10
Debenture loans:			
£280m Box Hill Life Finance plc securitisation notes – class A-1 due 2016 (iii)	3m LIBOR +0.20	**198**	280
£100m Box Hill Life Finance plc securitisation notes – class A-2 due 2019 (iii)	3m LIBOR +0.23	**100**	100
£6m Friends Provident Investment Holdings plc loan notes due 2006	LIBOR – 0.50	-	6
£230m F&C Commercial Property Trust secured bonds due 2017 (iv)	5.23	**229**	229
€35m Lombard financial reinsurance treaty	LIBOR +2.00	**24**	22
£18m Friends Provident plc loan notes due 2011 (note 41(a))	LIBOR – 0.75	**18**	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007 (v)	5.25	**283**	276
Other:			
Amounts owed to credit institutions (overdraft facilities)		**10**	7
Total interest-bearing loans and borrowings		**1,130**	1,155

32. Interest-bearing loans and borrowings continued

Unless otherwise stated below, the fair values of interest-bearing loans and borrowings are the same as the carrying values.

(i) Issued on 18 November 1996 and guaranteed by Friends Provident Life Office (FPLO). Redemption is at the option of FP Finance PLC and this was exercised on 27 November 2006. The bonds were guaranteed on a subordinated basis by FPLO after the claims of its senior creditors, including all policyholder liabilities. On 9 July 2001, under the Demutualisation Scheme, FPLP replaced FPLO as the guarantor. The fair value of the bonds at 31 December 2005 was £223m.

(ii) Subordinated loan notes issued in December 2006 and stated net of issue costs of £2m. The loan notes are redeemable in 2026. For the period 20 December 2006 to 19 December 2016, interest accrues at a rate of 6.75% per annum, payable annually in arrears. For the period 20 December 2016 to 20 December 2026, interest accrues at a rate of 2.69% above 3m LIBOR per annum, payable quarterly in arrears.

(iii) On 16 December 2004 FPLP raised £380m of core regulatory capital in the form of floating rate secured notes through a securitisation of the cash flows expected to emerge from a book of life insurance policies. The total cost of funds is approximately 5.5% per annum. The repayment of principal on the notes started on the 15 April 2006 and every year thereafter, dependent on the surplus emerging from the book of life insurance policies. For the purpose of securitisation, two special purpose vehicles were established, namely Box Hill Life Finance plc and Box Hill Loan Finance Limited. Both companies have been treated as Group companies for the purposes of the consolidated accounts. On 16 December 2004 Box Hill Life Finance plc issued the two classes of floating rate secured notes. The notes benefit from a financial guarantee provided by Ambac Assurance UK. Interest is payable quarterly in arrears on 15 January, April, July and October each year.

In 2006, £82m of the notes were repaid. Of the remaining £198m notes outstanding, £144m is expected to be repaid in April 2007.

(iv) Issued in February 2005. The carrying value is stated net of issue costs of £1m.

(v) Issued on 11 December 2002. Convertible at the option of the holder of ordinary shares at any time on or after 21 January 2003 and up to 5 December 2007. The number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the relevant bonds by the conversion price in effect on the relevant conversion date. The conversion price is £1.71 per ordinary share. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 11 December 2007 at their principal amount. The Company may, at its option, redeem all (but not some) of the bonds outstanding at any time on or after 27 December 2005 and up to the final maturity date of 11 December 2007 if certain conditions are met. Interest is payable in equal instalments semi-annually in arrears on 11 June and December each year.

The convertible bonds are separated into a liability component, measured at amortised cost, and an embedded derivative being the option to convert to equity. A deed poll election, effective May 2005, eliminated the Group's ability to settle conversion consideration in cash. The embedded derivative is classified as equity and held at its fair value at May 2005. The liability component is carried at £283m (2005: £276m). The embedded derivative is valued at £51m and included in note 38.

Total interest-bearing loans and borrowings are repayable as follows:

	2006 £m	2005 £m
Within one year or on demand	**311**	238
Between one and two years	**-**	276
Between two and three years	**-**	-
Between three and four years	**-**	-
Between four and five years	**24**	22
In more than five years	**795**	619
Total interest-bearing loans and borrowings	**1,130**	1,155

Total interest expenses for financial liabilities not measured at fair value through the income statement, which arises solely from interest-bearing loans and borrowings is £88m (2005: £89m).

33. Net asset value attributable to unit holders

The movements in the value of third-party interests in open-ended investment companies and unit trusts that are consolidated by the Group are as follows:

	2006 £m	2005 £m
At 1 January	**751**	576
Share of total return in the period	**131**	136
Share of distributions in period	**(17)**	(13)
Amount received on issue of shares	**297**	289
Amount paid on cancellation of shares	**(429)**	(192)
Acquired upon funds coming into scope (i)	**208**	-
Disposed upon funds going out of scope (i)	-	(45)
At 31 December	**941**	751

(i) Third-party interests in F&C managed funds which were either consolidated by the Group for the first time at 31 December 2006 or deconsolidated in 2006, as the Group holding was above 50% or below 50% respectively.

34. Provisions

	Pension schemes (note 10) £m	Review of mortgage endowment sales £m	Future consideration for Lombard (note 41(a)) £m	Other £m	Total £m
At 1 January 2006	**107**	**49**	**146**	**62**	**364**
Charged in the year	**28**	**12**	-	**3**	**43**
Released in the year	-	-	**(12)**	-	**(12)**
Utilised in the year	**(58)**	**(41)**	**(59)**	**(22)**	**(180)**
At 31 December 2006	**77**	**20**	**75**	**43**	**215**
Current	-	**14**	**75**	**18**	**107**
Non-current	**77**	**6**	-	**25**	**108**
	77	**20**	**75**	**43**	**215**

(a) Review of mortgage endowment sales

Provision has been established for the estimated likely cost of redress, including administrative costs, arising from the review of the suitability of mortgage endowment policies. In addition to the accounting provision of £20m (2005: £49m), an actuarial reserve of £17m (2005: £60m) was held in insurance contracts liabilities of FPLP's With-Profits Fund in respect of estimated further complaints.

There is considerable uncertainty involved in the calculation of this provision which has been calculated on a best estimate basis taking into account Group and industry experience. The majority of the mortgage endowment redress provision is expected to be settled in the next 12 months.

(b) Other

Other provisions consist of £14m (2005: £18m) in respect of vacant properties, £9m (2005: £9m) in respect of potential claims on share entitlements not claimed following demutualisation, £3m (2005: £13m) in respect of the estimated likely cost of redress arising from a review of other sales, and other £17m (2005: £22m). In addition to the accounting provision in respect of other sales, an actuarial reserve of £23m (2005: £20m) is held within insurance contract liabilities.

35. Insurance payables, other payables and deferred income

	2006 £m	2005 £m
Creditors arising out of direct insurance operations	**161**	100
Creditors arising out of reinsurance operations	**18**	29
Accruals and deferred income	**99**	87
Investments purchased for subsequent settlement	**78**	71
Deferred front end fees	**66**	101
Employee benefits	**33**	30
Other payables	**127**	79
Total insurance payables, other payables and deferred income	**582**	497

All insurance payables and other payables are repayable within a period of one year except for deferred front end fees which are analysed: current £24m (2005: £13m) and non-current £42m (2005: £88m). The estimated fair values of insurance payables and other payables are equal to the amounts held on the balance sheet at each reporting date.

36. Movement in capital and reserves

	Equity attributable to equity holders of the parent						
	Share capital £m	**Share premium £m**	**Other reserves £m**	**STICS £m**	**Total £m**	**Minority interest £m**	**Total £m**
At 1 January 2006	**214**	**2,038**	**436**	**810**	**3,498**	**442**	**3,940**
Total recognised income and expense for the year	-	-	**258**	**52**	**310**	**92**	**402**
Dividends on equity shares	-	-	**(164)**	-	**(164)**	**(46)**	**(210)**
Interest paid on STICS	-	-	-	**(52)**	**(52)**	-	**(52)**
Appropriations of profit	-	-	**(164)**	**(52)**	**(216)**	**(46)**	**(262)**
Share based payments	-	**13**	**12**	-	**25**	**7**	**32**
Change in participation in subsidiary	-	-	-	-	-	**53**	**53**
At 31 December 2006	**214**	**2,051**	**542**	**810**	**3,617**	**548**	**4,165**

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	199	1,799	421	299	2,718	80	2,798
Total recognised income and expense for the year	-	-	107	37	144	17	161
Dividends on equity shares	-	-	(157)	-	(157)	(29)	(186)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(157)	(21)	(178)	(29)	(207)
Issue of STICS	-	-	-	495	495	-	495
Share based payments	-	5	14	-	19	12	31
Disposal of subsidiary	-	-	-	-	-	54	54
Change in participation in subsidiary	-	-	-	-	-	42	42
Allotment on acquisition of Lombard	15	234	-	-	249	-	249
Conversion option	-	-	51	-	51	-	51
Property transfer into trust	-	-	-	-	-	266	266
At 31 December 2005	214	2,038	436	810	3,498	442	3,940

Details of the authorised and issued share capital of the Company are set out in note 37, the analysis of other reserves is set out in note 38, details of STICS are set out in note 39 and details of the property transfer into trust are set out in note 41(b).

37. Share capital and share premium

(a) Allotted, called up and fully paid share capital of the Company

	2006 £m	2005 £m
Authorised		
2,500m (2005: 2,500m) ordinary shares of 10 pence	**250**	250
Allotted, called up and fully paid		
2,139m (2005: 2,139m) ordinary shares of 10 pence	**214**	214

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company's shares that are held by the Group (Treasury shares), all rights are suspended until those shares are reissued. Treasury shares are available for use to settle liabilities in respect of share options for employee share schemes, at which point they are redesignated as ordinary shares.

(b) Changes to share capital and share premium during the year

	Treasury shares number (i)	Ordinary shares number	Total number	Share capital £m	Share premium £m
At 1 January 2005	45,617,972	1,943,277,696	1,988,895,668	199	1,799
Allotment on acquisition of Lombard (ii)	-	150,249,291	150,249,291	15	234
Employee share schemes	(5,509,717)	5,509,717	-	-	5
At 31 December 2005	40,108,255	2,099,036,704	2,139,144,959	214	2,038
Employee share schemes	(17,478,172)	17,478,172	-	-	13
At 31 December 2006	**22,630,083**	**2,116,514,876**	**2,139,144,959**	**214**	**2,051**

(i) Following demutualisation in 2001, share and cash entitlements that were not claimed were placed into two trusts. On 9 July 2004 the trusts were wound up and 61.4m shares and £25m cash were transferred to the Company for nil consideration in exchange for it accepting liability for any future claims in respect of demutualisation entitlements (which must be made by 9 July 2013) and a commitment to endow the Friends Provident Foundation, a registered charity, with cash or shares to a value of £20m.

The Company has set up a provision of £10m, based on a best estimate, in respect of possible future claims from policyholders (which will only be paid out in cash). To satisfy the commitment to the charitable trust, 14.9m shares with a fair value of £20m (£1.35 a share) were transferred in 2004 to the Friends Provident Foundation for nil consideration. The combined effect of these transactions resulted in an increase in the share premium of £15m.

The remaining 46.5m shares were designated as Treasury shares. These shares do not carry any voting rights or entitlement to dividends and are available for use to settle liabilities in respect of share options for employee share schemes, at which point they are redesignated as ordinary shares.

(ii) The allotment of 150.2m shares represents consideration in respect of the acquisition of Lombard. This was allotted in three stages, the first being 113.5m shares on 11 January 2005 at £1.65 resulting in a share premium of £175.3m. The second was 0.4m shares on 6 April 2005 at £1.73 resulting in a share premium of £0.6m and the third was 36.4m shares on 15 April 2005 at £1.71 resulting in a share premium of £58.4m. Further details are set out in note 41.

(iii) Since the end of the year 230,808 Treasury shares have been redesignated as ordinary shares to satisfy liabilities in respect of various employee share schemes. Since the end of the year 584 shares have been issued to satisfy liabilities in respect of convertible bonds. As at 19 March 2007, the Company had 2,116,746,268 ordinary shares in issue and 22,399,275 Treasury shares.

(c) Options

Outstanding options under the Group's option schemes at 31 December 2006 are set out in note 11.

38. Other reserves

	Retained earnings £m	Convertible bonds £m	Foreign currency translation reserve £m	Total £m
At 1 January 2006	**390**	**51**	**(5)**	**436**
Profit for the year	**276**	**-**	**-**	**276**
Actuarial losses on defined benefit schemes	**(8)**	**-**	**-**	**(8)**
Foreign exchange adjustments	**-**	**-**	**(10)**	**(10)**
Dividends	**(164)**	**-**	**-**	**(164)**
Share based payments	**12**	**-**	**-**	**12**
At 31 December 2006	**506**	**51**	**(15)**	**542**

	Retained earnings £m	Convertible bonds £m	Foreign currency translation reserve £m	Total £m
At 1 January 2005	419	-	2	421
Profit for the year	132	-	-	132
Actuarial losses on defined benefit schemes	(18)	-	-	(18)
Foreign exchange adjustments	-	-	(7)	(7)
Dividends	(157)	-	-	(157)
Share based payments	14	-	-	14
Conversion option	-	51	-	51
At 31 December 2005	390	51	(5)	436

39. Step-up Tier one Insurance Capital Securities

	2003 STICS £m	2005 STICS £m	Total £m
At 1 January 2005	299	-	299
Issue of 2005 STICS	-	495	495
Interest payable in the year	21	16	37
Interest paid in the year	(21)	-	(21)
At 31 December 2005	299	511	810
Interest payable in the year	21	31	52
Interest paid in the year	(21)	(31)	(52)
At 31 December 2006	**299**	**511**	**810**

The Company has issued two STICS. These are identified as the 2003 STICS and the 2005 STICS. Under IFRS, it is necessary to treat STICS as equity as there is no requirement to settle the obligation in cash or another financial asset. Interest and dividends on instruments classified as equity are not treated as expenses but as an appropriation of profit. The Group considers that the commercial intent of the instruments is debt, accordingly the interest is included in the underlying profit calculation of the Group.

39. Step-up Tier one Insurance Capital Securities continued

2003 STICS:
On 21 November 2003, the Company issued £300m of STICS, which bear interest from November 2003 to November 2019 at a rate of 6.875%. The STICS have no maturity date but will be redeemable at the option of the Company on 21 November 2019, thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are irrevocably guaranteed on a subordinated basis by FPLP. The guarantee is intended to provide holders with rights against FPLP in respect of the guaranteed payments which are as near as possible equivalent to those which they would have had if the STICS had been directly issued preference shares of FPLP. For each coupon period after 20 November 2019, the STICS will bear interest that is reset every five years. The STICS are carried at £299m, being £300m principal less capitalised issue costs of £3m, plus interest due of £2m not yet paid to STICS holders. Interest is payable in equal instalments in arrears on 21 May and 21 November of each year.

2005 STICS:
On 27 June 2005, the Company issued £500m of STICS, which bear interest from 30 June 2005 to 30 June 2015 at a rate of 6.292%. The STICS have no maturity date but will be redeemable in whole or part at the option of the Company on 1 July 2015, thereafter on every fifth anniversary of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are guaranteed on a limited and subordinated basis by FPLP. For each coupon period after 1 July 2015, the STICS will bear interest that is reset every five years. The STICS are carried at £511m, being £500m principal less capitalised issue costs of £5m, plus interest due of £16m not yet paid to STICS holders. Interest is payable in arrears on 30 June of each year.

40. Contingent liabilities and commitments

(a) Past sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the control of management. Such uncertainties include future regulatory actions, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

(b) VAT on investment trust management fees

In a current European Court case, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this case were successful, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. The Association of Investment Companies (AIC), a party to the above litigation, has indicated that it believes claims dating back as far as 1990 may be lodged with fund managers by investment trusts. Companies in the F&C group can submit repayment claims to HM Revenue & Customs, but only dating back as far as 2001, being the maximum time period permitted. F&C has begun to receive protective claims from a number of its investment trust clients and has lodged protective claims with HM Revenue & Customs. The Advocate General issued an opinion on the case, on 1 March 2007, which is in favour of investment trusts. However, until the decision of the European Court of Justice and the subsequent UK VAT tribunal decision are known, the directors of F&C are not able to judge the likelihood that the investment trusts and the AIC will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

40. Contingent liabilities and commitments continued

(c) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the issued ordinary shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third-party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited), which is capped at approximately £432m.

(d) Operating leases where the Group is lessee

The Group leases a number of properties under operating leases. These leases typically run for a period of 50 years, with an option of renewal at the end of the lease. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under non-cancellable leases are as follows:

	2006			2005		
	Land and buildings £m	**Other £m**	**Total £m**	Land and buildings £m	Other £m	Total £m
Within one year	**13**	**4**	**17**	3	4	7
Between one and five years	**49**	**7**	**56**	14	2	16
In more than five years	**75**	**-**	**75**	148	-	148
Total operating lease payables	**137**	**11**	**148**	165	6	171

(e) Sub-lease receivables

Future minimum rentals receivable under non-cancellable operating leases at the year-end are as follows:

	Premises	
	2006 £m	2005 £m
After one year but not more than five years	**5**	5
More than five years	**1**	2
Total sub-lease receivables	**6**	7

41. Business combinations

(a) Lombard acquisition

On 11 January 2005 the Group acquired 100% of the voting rights of Lombard, a non-listed wealth management group of companies, incorporated in Luxembourg. The following table summarises the transaction:

	£m
Fair value of net assets acquired	255
Goodwill arising on acquisition	139
Total	**394**
Discharged by:	
Issue of 150.2m ordinary shares in the company	250
Issue of Friends Provident plc loan notes due 2011	18
Cash	41
Future consideration	75
Acquisition costs	10
Total consideration	**394**

Total consideration and goodwill arising on acquisition have been revised in 2006 to reflect the revised estimate of the final amount of future consideration payable.

The £250m fair value of shares issued was based on the market price on the date of exchange. 150,249,291 ordinary shares of Friends Provident plc were issued for the acquisition in three individual allotments (1st allotment: 113,477,763 shares at £1.645 per share, 2nd allotment: 389,414 shares at £1.733 per share and 3rd allotment: 36,382,114 shares at £1.705 per share).

Future consideration represents the earn-out payment to be made which is variable on Lombard's 2006 performance. Earn-out payments in respect of 2004 and 2005 performance have already been settled in shares, cash and loans. The 2006 payment is dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. The earn-out payment is payable in shares or cash, at the Group's option. The payment in respect of 2004 was capped at €90m (£62m) and the payment in respect of 2005 was capped at €85m (£59m) with any excess combined with the final potential payment in respect of 2006.

The goodwill of £139m is attributable to the quality, experience and knowledge of Lombard management and staff, which is expected to generate significant new business value in the foreseeable future. Such experience and knowledge manifests itself in existing business relationships (and the ability to maintain and further develop these), and processes that are not captured in separately identifiable intangible assets. The diversification of Lombard's business and the flexible business model and relatively unique competitive position also adds significant value.

The estimated 2006 earn-out payment is €111m (£75m) and this amount is included in provisions on the balance sheet. This payment is lower than previously estimated, resulting in a £12m release of the provision held at 31 December 2005, which has been offset against goodwill. This has no impact on the fair value of the net assets acquired. The final determination of the earn-out payment will take place in April 2007.

(b) F&C Commercial Property Trust plc

In January 2005, F&C Commercial Property Trust plc (CPT) was incorporated as an investment trust and subsequently listed. A fund raising exercise was completed in the first half of 2005 which raised approximately £965m (£943m net of costs comprising £714m from the issue of shares and £229m from the issue of bonds).

FPLP With-Profits Fund transferred its direct property investments and property unit trusts to CPT at a market value of £925m. This was discharged by way of 465m ordinary shares with a nominal value of £0.90 issued at £1 each. In addition CPT discharged £315m of liabilities held in FPLP and made a cash payment of £145m.

The above transaction was completed in the first half of 2005 and at 30 June 2005 various life funds of the Friends Provident Group owned 63% of the share capital of CPT. The Group has subsequently reduced its exposure to CPT through the sale of shares to third parties and the holding at 31 December 2006 was 53% (2005: 58%).

42. Discontinued operations

There were no discontinued operations during 2006. On 30 June 2005 the Group disposed of its controlling interest in the private equity operations of ISIS Equity Partners plc, a venture capital organisation which controlled a number of underlying unquoted companies primarily through investments by FPLP's With-Profits Fund, to ISIS EP LLP.

The net assets of the private equity operation at 30 June 2005 were £0.2m and the consideration received was a nominal amount of cash plus 19.99% of the voting A class ordinary capital in ISIS EP LLP. In addition, the Group subscribed £2.5m for non-voting, non-participating B class capital. ISIS EP LLP is considered to be an associate as the Group has the ability to exert significant influence and affect policy and decision making through the appointment of one out of the six members of the management board.

The profit before tax in 2005 of the discontinued operation, up to the point of disposal was £11m (£8m after tax). The net cash outflow attributable to the discontinued operation was £3m.

43. Directors' shareholdings

The interest of directors, their spouses and children under the age of 18 in the shares of Friends Provident plc and its subsidiary F&C Asset Management plc are shown below:

	Friends Provident plc Ordinary shares of 10 pence			**F&C Asset Management plc Ordinary shares of 0.1 pence**		
	Movement in shareholdings after 31 Dec 2006 (ii)	**31 Dec 2006**	31 Dec 2005 (iii)	**Movement in shareholdings after 31 Dec 2006 (ii)**	**31 Dec 2006**	31 Dec 2005 (iii)
Executive						
Alain Grisay	-	-	-	-	**326,153**	726,297
Ben Gunn	**175**	**105,546**	38,773	-	-	-
Philip Moore	-	**53,063**	1,332	-	**2,163**	2,163
Keith Satchell (retired on 31 January 2007)	**114 (i)**	**207,814**	63,528	-	**14,326**	14,326
Jim Smart (appointed 1 January 2007)	-	-	-	-	-	-
Non-executive						
Alison Carnwath	-	**10,000**	10,000	-	**8,651**	8,651
Christopher Jemmett	-	**2,655**	2,655	-	**24,881**	24,476
Lady Judge	-	**17,865**	17,865	-	-	-
Ray King	-	**10,000**	10,000	-	-	-
Lord MacGregor	-	**13,849**	13,849	-	-	-
Sir Adrian Montague	-	**6,018**	5,781	-	-	-
Sir Mervyn Pedelty	-	-	-	-	-	-

(i) Including shares acquired in February 2007 through the Group's share incentive plan in respect of January 2007 contributions.

(ii) Changes to directors' interests during the period 1 January 2007 to 19 March 2007 include shares acquired through the Group's share incentive plans and options exercised under ESOS 2003 and LTIP 2003.

(iii) Or date of appointment if later.

44. Related parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24 Related party disclosures. Material transactions for the year are set out below.

The principal subsidiary undertakings of the Group and its interest in associates and joint venture are shown in notes 19 and 20 respectively.

(a) Key management personnel compensation

Key management personnel consists of the Group's directors, the Managing Directors and Chief Executives of the Group's business units, the Group's principal actuary and other key executive board directors of the Group's listed subsidiary, F&C Asset Management plc.

In aggregate the compensation paid to key management is as set out below:

	Number	**2006 £m**	2005 £m
Short-term employee benefits	**19**	**6.5**	7.1
Post-employment benefits (excluding defined benefit scheme)	**3**	**2.0**	0.1
Termination benefits	**-**	**-**	2.0
Share based payments	**14**	**1.7**	3.8
Total key management personnel compensation charged to the income statement		**10.2**	13.0
Post employment benefits – defined benefit schemes	**8**	**3.3**	3.1
Total key management personnel compensation		**13.5**	16.1

'Post-employment benefits – defined benefit schemes' comprises the change in value of key management personnel accrued pension benefits from the beginning of the relevant financial year to the end of that year. This is consistent with the amounts disclosed as 'increase in transfer value during the year' in the table on page 66 of the Remuneration Report of the Board. Details of pension schemes and share schemes operated by the Group, and in which key management personnel participate are given in notes 10 and 11.

There were no balances outstanding at the year-end with key management (2005: £nil).

	Number	**2006 £m**	2005 £m
Payments during the year by key management in respect of policies issued or managed by the Group	**12**	**0.1**	0.2
Payments during the year to key management in respect of policies issued or managed by the Group	**1**	**(0.9)**	-
The sum assured or fund balance of those policies at 31 December	**12**	**2.7**	2.8

All these transactions were completed on terms that were no better than those available to staff.

44. Related parties continued

(b) Other related parties

Details of the Group's investments in associates and joint venture are given in note 20 to the accounts. Details of the Group's pension schemes, whose assets are managed by F&C, are provided in note 10.

Transactions made between the Group and related parties were made in the normal course of business. Loans from related parties are made on normal arm's length commercial terms.

Services provided to related parties

	2006		2005	
	Income earned in year £m	**Receivable at year end £m**	Income earned in year £m	Receivable at year end £m
Associates	**3**	**3**	1	1
Employee pension schemes	**1**	**-**	1	-
Other related parties	**34**	**9**	42	7
Total	**38**	**12**	44	8

Services provided by related parties

	2006		2005	
	Income earned in year £m	**Receivable at year end £m**	Income earned in year £m	Receivable at year end £m
Joint venture	**23**	**-**	11	-
Other related parties	**13**	**-**	13	-
Total	**36**	**-**	24	-

Other related parties include Eureko BV who hold in excess of 19% of the ordinary share capital of F&C and is entitled to F&C board representation. The £9m unsecured subordinated loan by Eureko BV to F&C was repaid on 20 December 2006.

The Group has subscribed £2.5m for non-voting, non-participating B Class ordinary capital in ISIS EP LLP, an associated undertaking. This is treated as a loan.

Statement of directors' responsibilities in relation to the European Embedded Value basis supplementary information

The directors of Friends Provident plc have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum (the EEV Principles), as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV Guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:
- prepared the supplementary information in accordance with the EEV Principles;
- identified and described the business covered by the EVM;
- applied the EVM consistently to the covered business;
- determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
- made estimates that are reasonable and consistent;
- described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group financial statements.

Independent Auditor's report to Friends Provident plc on the European Embedded Value basis supplementary information

Independent Auditor's report

We have audited the EEV basis supplementary information (the supplementary information) of Friends Provident plc on pages 166 to 184 in respect of the year ended 31 December 2006. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the EEV Principles) using the methodology and assumptions set out on pages 169 to 171. The supplementary information should be read in conjunction with the Group financial statements which are on pages 70 to 164.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors' responsibilities on page 56, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 169 to 171. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information.

It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2006 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 169 to 171.

KPMG Audit Plc
Chartered Accountants
London
19 March 2007

Summary consolidated income statement on an EEV basis

For the year ended 31 December 2006

	Notes	**2006 £m**	2005 £m
Life & Pensions			
Contribution from new business	2(b), 3(a)	**204**	144
Profit from existing business:			
Expected return		**207**	196
Experience variances		**7**	22
Operating assumption changes		**(9)**	16
Development costs		**(26)**	(25)
Expected return on shareholders' net assets within the Life & Pensions business		**51**	81
Life & Pensions underlying profit	2(a)	**434**	434
Asset Management underlying profit		**89**	108
Expected return on net pension liability		**9**	(2)
Expected return on corporate net assets		**(10)**	(7)
Corporate costs		**(13)**	(12)
Operating assumption changes for corporate costs		**-**	3
Underlying profit before tax		**509**	524
Investment return variances		**(174)**	550
Effect of economic assumption changes		**181**	(238)
Non-recurring items	4	**(17)**	(59)
Amortisation of Asset Management acquired intangible assets		**(43)**	(56)
Impairment of Asset Management acquired intangible assets		**(58)**	(112)
Variation in value of option on convertible debt		**-**	(9)
Profit before tax		**398**	600
Tax		**(101)**	(196)
Profit after tax		**297**	404
Attributable to:			
Ordinary shareholders of the parent		**308**	441
Minority interest		**(11)**	(37)
Profit after tax		**297**	404

Earnings per share	Notes	**2006 pence**	2005 pence
Basic earnings per share	5	**14.6**	21.2
Diluted basic earnings per share	5	**14.2**	21.0
Underlying earnings per share	5	**16.4**	16.3

EEV underlying profit is a measure of profit which excludes profit generated within policyholder funds that is not allocated to shareholders. Management consider that underlying profit better reflects the performance of the Group and focus on this measure of profit in its internal monitoring of the Group's EEV results.

EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

Consolidated statement of recognised income and expense on an EEV basis

For the year ended 31 December 2006

	2006 £m	2005 £m
Actuarial losses on defined benefit plans net of tax	**(8)**	(28)
Foreign exchange adjustments	**(2)**	(9)
Net loss recognised directly in equity	**(10)**	(37)
Profit after tax	**297**	404
Total recognised income and expense for the year	**287**	367
Attributable to:		
Ordinary shareholders of the parent	**300**	417
Minority interest	**(13)**	(50)
Total recognised income and expense for the year	**287**	367

Consolidated movement in ordinary shareholders' equity on an EEV basis

For the year ended 31 December 2006

	2006 £m	2005 £m
Total recognised income and expense for the year attributable to ordinary shareholders of the parent	**300**	417
Dividends on equity shares	**(164)**	(157)
Share based payments (impact on EEV reserves)	**12**	14
Earn-out payments	**(87)**	-
Conversion option on convertible bond	**-**	51
Increase in EEV reserves for the year	**61**	325
Increase as a result of business combinations	**-**	148
Share based payments (impact on share capital and share premium)	**13**	5
Net addition to ordinary shareholders' equity	**74**	478
At 1 January	**3,446**	2,968
At 31 December	**3,520**	3,446

Consolidated balance sheet on an EEV basis

At 31 December 2006

	2006 £m	2005 £m
Assets		
Value of in-force Life & Pensions business	**2,031**	2,019
Intangible assets	**676**	807
Property and equipment	**80**	73
Investment properties	**2,426**	1,912
Investment in associates and joint venture	**15**	14
Financial assets	**45,150**	42,091
Reinsurance assets	**98**	128
Current tax assets	**30**	25
Insurance and other receivables	**647**	640
Cash and cash equivalents	**3,581**	2,614
Total assets	**54,734**	50,323
Liabilities		
Insurance contracts	**13,762**	14,637
Fund for future appropriations	**439**	420
Financial liabilities		
- Investment contracts	**32,451**	27,539
- Interest bearing loans and borrowings	**2,045**	2,099
Net asset value attributable to unit holders	**941**	751
Provisions	**187**	265
Deferred tax liabilities	**166**	125
Current tax liabilities	**116**	177
Insurance payables, other payables and deferred income	**559**	422
Total liabilities	**50,666**	46,435
Equity attributable to:		
Ordinary shareholders of the parent	**3,520**	3,446
Minority interest	**548**	442
Total equity	**4,068**	3,888
Total equity and liabilities	**54,734**	50,323

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information for the year ended 31 December 2006.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The supplementary information should be read in conjunction with the Group's IFRS results. These contain information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The results for covered business as reported under EEV principles are combined with the results for the remainder of the business reported in accordance with IFRS, except where EEV principles dictate otherwise. In particular the EEV principles have been applied to reflect Step-up Tier one Insurance Capital Securities (STICS) as debt rather than equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;
- corporate net assets;
- the net pension liability of FPPS on an IAS 19 basis but, in 2005, including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- the provision for future corporate costs;
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

It is currently expected that the final consideration in respect of the Lombard acquisition will be settled by way of shares and cash. Provision has been made in 2006 for the estimated cash element of the final earn-out payment.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

1.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

The Asset Management business is not included in the definition of covered business.

1.3 Allowance for risk

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees;
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risk in all three areas.

1.4 Deriving risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a method known as the 'certainty equivalent approach' has been applied whereby all assumed assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

1. Methodology continued

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated. The cost of financial options and guarantees includes additional allowance for non-market risk within the With-Profits Fund. An additional provision has been made for operational risks. These are described in more detail below.

For presentational purposes, a set of risk discount rates has been derived for each product line, and for in-force and new business, by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These derived risk discount rates are a function of the assumptions used (eg equity risk premium, corporate bond spreads). However, as the market-consistent approach is used, these assumptions do not impact the level of embedded value: a higher equity risk premium results in an exactly compensating higher risk discount rate.

1.5 Financial options and guarantees

The material financial options and guarantees are those in the Friends Provident Life and Pensions Limited (FPLP) With-Profits Fund, in the form of the benefits guaranteed to policyholders and the guaranteed annuity rates associated with certain policies.

The risk to shareholders is that the assets of the With-Profits Fund are insufficient to meet these guarantees. While shareholders are entitled to only a small share of profits in the With-Profits Fund (via one ninth of the cost of bonus), they can potentially be exposed to the full cost if fund assets are insufficient to meet policyholder guarantees. The time value cost of this asymmetry, known as the burnthrough cost, is modelled stochastically, as it will only occur in some adverse scenarios. The burnthrough time value cost is calculated as the difference between the average value of shareholder cash flows under a number of market-consistent scenarios, and the intrinsic shareholder value using risk-free assumptions included within the deterministic model.

The burnthrough cost has been assessed using a stochastic model derived from the current Realistic Balance Sheet (RBS) model. This model has been calibrated to market conditions at the valuation date. Allowance has been made under the different scenarios for management actions, such as altered investment strategy, consistent with the RBS model. The burnthrough cost would be markedly higher without the hedging activities undertaken.

The burnthrough cost at 31 December 2006 of £50m (2005: £75m), is split between £30m (2005: £40m) market risk and £20m (2005: £35m) non-market risk. The non-market risks include lapses, annuitant longevity, and operational risk within the With-Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

Significant amounts of new with-profits business are no longer written and the guarantee levels offered are lower, hence there is no material impact of the burnthrough cost in the contribution to profits of new business.

1.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory minimum capital includes prudent reserves as well as solvency margin. Economic capital is determined from internal models, based on the Company's risk appetite.

At a product level economic capital requirements are higher than regulatory capital requirements for with-profits and annuity business, and lower than regulatory capital requirements on unit-linked and protection business. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £200m (2005: £100m).

Capital requirements under EEV amounted to £652m (2005: £551m).

For new business, regulatory capital requirements are higher than economic capital requirements, given the high proportion of unit-linked and protection new business, and the contribution to profits from new business is therefore based on regulatory capital requirements.

The EEV includes a deduction for the cost of holding the required capital. Frictional costs, being the tangible costs of holding capital, have been allowed for on a market-consistent basis. These consist of the total taxation and investment expenses incurred on locked-in shareholder capital and reflect the cost to an investor of holding an asset through investment in a life company, rather than investing in the asset directly.

No adjustment has been made for any agency cost, this representing the potential markdown to value that investors will apply because they do not have direct control over their capital. Any adjustment would be subjective and different investors will have their own views of what adjustment, if any, should be made.

1.7 Non-market risk

An investor can diversify away the uncertainty around the return on non-market risks, such as mortality and expenses. Hence in a shareholder valuation the allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions and the impact of non-market risks on the level, and hence the cost, of capital.

In choosing best estimate assumptions the allowance for non-market risk has been reviewed. However, best estimate assumptions may fail to represent the full impact on shareholder value where the impact of fluctuations in experience is asymmetric; that is where adverse experience has a higher impact on shareholder value than favourable experience. The areas identified as having such asymmetries are the burnthrough cost and operational risk.

1. Methodology continued

The impact of variations in non-market risks have been taken into account in the burnthrough cost calculation. This allows for asymmetries arising from the profit sharing mechanism.

In addition, a provision of £85m (2005: £87m) has been set up for operational risks in the shareholders' funds. This provision has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £85m is equivalent to a 0.4% (2005: 0.4%) increase in the risk discount rate for UK Life & Pensions business and 0.8% (2005: 0.8%) for International Life & Pensions business, recognising the higher operational risks in international business. This impacts both the in-force embedded value and the contribution from new business.

1.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

(a) Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the Asset Management businesses.

Under EEV methodology, corporate costs are classified as either ongoing costs or development and one-off costs. For 2006, £6m (2005: £6m) of corporate costs were regular ongoing corporate costs and £7m (2005: £6m) were development or one-off costs. The ongoing costs have been capitalised under EEV. The impact is a provision of £47m (2005: £47m).

(b) Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C for investment management services to the covered Life & Pensions business.

F&C service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pensions business is on an arm's length basis. Instead, these profits, approximately £11m (2005: £15m) are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV in respect of international business in anticipation of future business growth. The Lombard EEV has been reduced by £13m (2005: £8m) for a projected expense overrun for the period 2007–2012.

1.9 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department for Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies; and
- new entrants in the group pensions business.

2. Segmental analysis

(a) Life & Pensions EEV profit

Year ended 31 December 2006			**2006**			2005	
	Notes	**UK £m**	**International £m**	**Total £m**	UK £m	International £m	Total £m
Contribution from new business	2(b), 3(a)	**108**	**96**	**204**	64	80	144
Profit from existing business:							
Expected return		**173**	**34**	**207**	170	26	196
Experience variances (i)		**9**	**(2)**	**7**	20	2	22
Operating assumption changes (ii)		**1**	**(10)**	**(9)**	19	(3)	16
Development costs		**(26)**	**-**	**(26)**	(25)	-	(25)
Expected return on shareholders' net assets within the Life & Pensions business		**50**	**1**	**51**	80	1	81
Life & Pensions EEV underlying profit before tax		**315**	**119**	**434**	328	106	434
Non-recurring items	4	**2**	**-**	**2**	(10)	(3)	(13)
Investment return variances	3(e)	**(179)**	**(7)**	**(186)**	584	57	641
Effect of economic assumption changes		**187**	**(7)**	**180**	(223)	(13)	(236)
Life & Pensions EEV profit before tax		**325**	**105**	**430**	679	147	826
Attributed tax charge	3(f)	**(103)**	**(18)**	**(121)**	(204)	(28)	(232)
Life & Pensions EEV profit after tax		**222**	**87**	**309**	475	119	594

(i) UK experience variances include the positive variance arising from lower burnthrough cost of £36m. Against this, there have been adverse experience variances on persistency of £12m and other adverse variances amounting to a net £15m. This includes adverse variances on non-recurring expenses and model changes, with positive variances arising from operational risk and taxation.

(ii) The UK operating assumption change includes the adverse impact of persistency assumption changes of £41m offset by mortality and morbidity favourable variances of £27m and £15m from other changes including PS06/14.

(b) New business margin

Year ended 31 December 2006		**2006**			2005	
	UK	**International**	**Total**	UK	International	Total
Contribution from new business	**£108m**	**£96m**	**£204m**	£64m	£80m	£144m
Present Value of New Business Premiums (PVNBP)	**£4,162m**	**£2,912m**	**£7,074m**	£3,192m	£2,205m	£5,397m
Margin – PVNBP	**2.6%**	**3.3%**	**2.9%**	2.0%	3.6%	2.7%

PVNBP equals new single premiums plus the expected present value of new regular premium business.

2. Segmental analysis continued

(c) Pro forma embedded value
At 31 December 2006

	2006 £m	2005 £m
Ordinary shareholders' equity on an EEV basis	**3,520**	3,446
Adjustment to the value of the listed Asset Management business to market value	**140**	18
Pro forma embedded value	**3,660**	3,464
Pro forma embedded value per share	**£1.73**	£1.65

(d) Summary consolidated balance sheet on an EEV basis

At 31 December 2006	2006			2005		
	Segmental analysis £m	Intra-group debt(iii) £m	Total £m	Segmental analysis £m	Intra-group debt(iii) £m	Total £m
Life & Pensions - long-term funds	**778**	**-**	**778**	621	(180)	441
Life & Pensions - shareholders' funds	**419**	**795**	**1,214**	429	770	1,199
Life & Pensions net assets	**1,197**	**795**	**1,992**	1,050	590	1,640
Corporate net assets	**(33)**	**(795)**	**(828)**	14	(795)	(781)
Shareholders' invested net assets	**1,164**	**-**	**1,164**	1,064	(205)	859
Attributable net asset value of the Asset Management business net of minority interest (i), (ii)	**394**	**-**	**394**	423	205	628
Net pension liability of Friends Provident Pension Scheme	**(22)**	**-**	**(22)**	(13)	-	(13)
Shareholders' net worth	**1,536**	**-**	**1,536**	1,474	-	1,474
Provision for future corporate costs			**(47)**			(47)
Value of in-force Life & Pensions business			**2,031**			2,019
Ordinary shareholders' net assets on an EEV basis			**3,520**			3,446
Called-up share capital			**214**			214
Share premium account			**2,051**			2,038
EEV reserves			**1,255**			1,194
Ordinary shareholders' equity on an EEV basis			**3,520**			3,446

(i) The attributable net asset value of the Asset Management business includes goodwill of £333m at 31 December 2006 (2005: £333m) and other intangible assets, net of related tax, of £105m (2005: £154m). Other intangible assets comprise investment management contracts £104m (2005: £153m) and software £1m (2005: £1m).

(ii) The attributable net asset value of the Asset Management business includes the value of the net pension liability of that business on an IAS 19 Employee benefits basis, and is net of related tax. The net pension liability of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis, but, in 2005, including holdings in non-transferable securities issued by the Group, and is net of related deferred taxation.

2. Segmental analysis continued

(iii) Intra-group long-term debt is analysed as follows:

	Debt		Interest payable	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Due from F&C to FPLP	**-**	205	**12**	12
Due from FPLP to Friends Provident plc	**795**	795	**46**	30

(e) Life & Pensions net assets segmental information by business segment

	2006			2005		
	UK	**International**	**Total**	UK	International	Total
	£m	**£m**	**£m**	£m	£m	£m
Life & Pensions net assets	**1,147**	**50**	**1,197**	1,028	22	1,050
Value of in-force Life & Pensions business	**1,491**	**540**	**2,031**	1,538	481	2,019
	2,638	**590**	**3,228**	2,566	503	3,069

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end-of-period economic assumptions was £196m (2005: £143m). Derived risk discount rates for new business have been based on end-of-period economic assumptions.

The contribution from new business is quoted after cost of required capital and share incentives. The table below gives the contribution before cost of capital and share based payments.

	2006 £m	2005 £m
Contribution from new business before cost of capital and share based payments	**212**	152
Cost of share based payments	**(2)**	(2)
Cost of capital	**(6)**	(6)
Contribution from new business	**204**	144

(b) Profit from existing business – Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs – Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities, and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the expected investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

3. Life & Pensions EEV profit continued

(e) Investment return variances

The split of the investment return variances in the Life & Pensions EEV profit is shown in the table below:

	2006 £m	2005 £m
In respect of net assets at the start of year	(16)	84
In respect of covered business	(122)	373
Investment return variances after tax	(138)	457
Investment return variances before tax	**(186)**	641

The investment return variances of £(16)m after tax relates to shareholder net assets. The investment return variances in respect of covered business comprises £(110)m after tax, relating to assets backing actuarial liabilities, and £(12)m after tax, relating to the value of the in-force business. Together these variances amount to £(138)m after tax and £(186)m before tax.

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. Except for the expected return on shareholders' net assets, the full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business.

	2006 £m	2005 £m
Contribution from new business	51	35
Profit from existing business	55	69
Development costs	(8)	(8)
Expected return on shareholders' net assets within the Life & Pensions business	16	24
Non-recurring items	1	(3)
Investment return variances	(48)	184
Effect of economic assumption changes	54	(69)
Attributed tax charge	**121**	232

4. Non-recurring items

	2006 £m	2005 £m
Life & Pensions integration costs	-	6
Closure of Appointed Representatives Sales Channel	2	-
Provision for past sales	(4)	7
Life & Pensions non-recurring items	(2)	13
Asset Management integration costs	7	24
Asset Management Reinvestment Plan costs	12	22
Asset Management non-recurring items	19	46
Total non-recurring items	**17**	59

Explanations of the non-recurring items are set out in note 3 to the Group's IFRS financial statements.

5. Earnings per share

Basic and underlying earnings per share	**2006 Earnings £m**	**2006 Per share pence**	2005 Earnings £m	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**308**	**14.6**	441	21.2
Investment return variances	**174**	**8.2**	(550)	(26.4)
Variation in value of option on convertible debt	**-**	**-**	9	0.4
Effect of economic assumption changes	**(181)**	**(8.5)**	238	11.4
Amortisation and impairment of Asset Management acquired intangible assets	**101**	**4.7**	168	8.1
Non-recurring items	**17**	**0.8**	59	2.8
Tax charge on items excluded from underlying profit	**(32)**	**(1.5)**	46	2.2
Minority interest on items excluded from underlying profit	**(40)**	**(1.9)**	(72)	(3.4)
Underlying profit after tax attributable to ordinary shareholders of the parent	**347**	**16.4**	339	16.3

	2006 millions	2005 millions
Weighted average number of ordinary shares	**2,111**	2,082

Diluted basic earnings per share

	2006 Earnings £m	**2006 Weighted average number of ordinary shares millions**	**2006 Per share pence**	2005 Earnings £m	2005 Weighted average number of ordinary shares millions	2005 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**308**	**2,111**	**14.6**	441	2,082	21.2
Dilution (i)	**16**	**164**	**(0.4)**	-	15	(0.2)
Diluted profit after tax attributable to ordinary shareholders of the parent	**324**	**2,275**	**14.2**	441	2,097	21.0

(i) Details of dilution are set out in note 15(c) to the Group's IFRS financial statements.

6. Reconciliation of movement in pro forma embedded value

	UK Life & Pensions £m	International Life & Pensions £m	Total Life & Pensions EEV £m	Other £m	Total EEV £m
Pro forma embedded value at 31 December 2005	**2,566**	**503**	**3,069**	**395**	**3,464**
Contribution from new business	108	96	204	-	204
Profit from existing business					
- Expected return	173	34	207	-	207
- Experience variances	9	(2)	7	-	7
- Operating assumption changes	1	(10)	(9)	-	(9)
- Expected transfer to net assets	-	-	-	-	-
Development costs	(26)	-	(26)	-	(26)
Expected return on shareholders' net assets	50	1	51	-	51
Other underlying items	-	-	-	75	75
Underlying EEV profit before tax	315	119	434	75	509
Non-recurring items	2	-	2	(19)	(17)
Investment return variances	(179)	(7)	(186)	12	(174)
Effect of economic assumption changes	187	(7)	180	1	181
Other non-underlying items	-	-	-	(101)	(101)
EEV profit before tax	325	105	430	(32)	398
Tax	(103)	(18)	(121)	20	(101)
EEV profit after tax	222	87	309	(12)	297
Net movement recognised directly in the statement of recognised income and expense	-	-	-	(10)	(10)
Minority interest	-	-	-	13	13
Dividends on ordinary shares	(150)	-	(150)	(14)	(164)
Share based payments	-	-	-	25	25
Earn-out payments	-	-	-	(87)	(87)
Adjustment to the value of the listed Asset Management business to market value	-	-	-	122	122
Total movement in EEV	72	87	159	37	196
Pro forma embedded value at 31 December 2006	2,638	590	3,228	432	3,660

Pro forma EEV comprises the EEV of the entire Group, incorporating the Group's share of F&C at market value of £531m (2005: £441m).

'Other' consists predominantly of Asset Management business and corporate items.

7. Reconciliation of net worth and value of in-force business for Life & Pensions

	Free surplus £m	Required capital £m	Total net worth £m	Value of in-force business £m	Total UK Life & Pensions EEV £m
Shareholders' capital and reserves					
At 1 January 2006	**499**	**551**	**1,050**	**2,019**	**3,069**
Contribution from new business	(299)	65	(234)	388	154
Profit from existing business					
Expected return	37	(34)	3	145	148
Experience variances, operating assumption changes and development costs	138	69	207	(223)	(16)
Expected profit – transfer to net worth	240	-	240	(240)	-
Expected return on shareholders' net assets	33	-	33	-	33
Investment return variances and economic assumption changes	47	1	48	(58)	(10)
Life & Pensions EEV profit after tax	196	101	297	12	309
Dividend	(150)	-	(150)	-	(150)
Shareholders' capital and reserves					
At 31 December 2006	545	652	1,197	2,031	3,228

All items in the table above are shown net of tax.

8. Value of in-force Life & Pensions business on an EEV basis

At 31 December 2006	2006 £m	2005 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	**2,215**	2,215
Time value cost of options and guarantees (including the impact of non-market risks)	**(50)**	(75)
Cost of regulatory solvency capital, plus excess economic capital requirements	**(49)**	(34)
Provision for operational risks	**(85)**	(87)
Value of in-force Life & Pensions business	**2,031**	2,019

9. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	2006 £m	2005 £m
Ordinary shareholders' equity on an EEV basis	**3,520**	3,446
Less items only included on an EEV basis:		
Value of in-force Life & Pensions business	**(2,031)**	(2,019)
Provision for future corporate costs	**47**	47
Adjustment of long-term debt to market value	**105**	134
Add items only included on an IFRS basis:		
Goodwill (net of provision for future consideration)	**283**	198
Other intangible assets	**68**	76
Acquired PVIF	**257**	282
STICS treated as equity	**810**	810
Deferred acquisition costs	**1,100**	994
Deferred front end fees	**(45)**	(85)
IFRS reserving and other IFRS adjustments	**(497)**	(385)
Equity attributable to equity holders of the parent on an IFRS basis	**3,617**	3,498

10. EEV assumptions

10.1 Principal economic assumptions – deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

UK and International (excluding Lombard):	2006 %	2005 %
Risk-free rate (i)	**4.6**	4.1
Investment returns before tax:		
Fixed interest	**3.9–5.9**	3.8–4.7
Equities	**7.6**	7.1
Properties	**6.6**	6.1
Future expense inflation:		
UK business	**4.3**	3.9
International business	**4.3**	3.15
UK corporation tax rate	**30.0**	30.0
Risk discount rate (average):		
In-force (UK business)	**7.7**	7.4
In-force (International business)	**6.8**	6.3
Risk discount rate:		
New business (UK business)	**7.2**	6.5
New business (International business)	**6.5**	6.0

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term-dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

Lombard:	2006 %	2005 %
Risk-free rate	**4.1**	3.6
Investment returns before tax	**5.5**	4.9
Future expense inflation	**4.0**	3.5
Tax rate	**25.2**	25.8
Risk discount rate (average) – in-force	**7.0**	6.3
Risk discount rate (average) – new business	**7.0**	6.3

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.674 (2005: 1 Euro = £0.687) and an average exchange rate over the year of 1 Euro = £0.678.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

10. EEV assumptions continued

Maintenance expenses for UK and International business (excluding Lombard) are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over five-year index-linked gilt yield at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10–15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on an assumed asset mix) of returns on fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has increased over 2006 due mainly to a higher risk-free rate and a higher risk margin on annuities. There is a reduction in the element of the risk discount rate relating to options on with-profits business which reflects the reduction in burnthrough cost. A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type

At 31 December 2006					**International**	
Embedded value	**UK with-profits %**	**UK annuity %**	**Other UK %**	**Average UK %**	**Sterling %**	**Euro %**
Risk-free rate	**4.6**	**4.6**	**4.6**	**4.6**	**4.6**	**4.1**
Market risks (non-options)	**2.7**	**7.6**	**1.6**	**2.2**	**1.4**	**2.1**
Options – market risks	**2.6**	-	-	**0.3**	-	-
Options – non-market risks	**1.8**	-	-	**0.2**	-	-
Other non-market risks	**0.4**	**0.4**	**0.4**	**0.4**	**0.8**	**0.8**
Risk discount rate	**12.1**	**12.6**	**6.6**	**7.7**	**6.8**	**7.0**

At 31 December 2005					International	
Embedded value	UK with-profits %	UK annuity %	Other UK %	Average UK %	Sterling %	Euro %
Risk-free rate	4.1	4.1	4.1	4.1	4.1	3.6
Market risks (non-options)	3.0	6.0	1.7	2.1	1.3	1.9
Options – market risks	4.0	-	-	0.3	-	-
Options – non-market risks	3.3	-	-	0.2	-	-
Other non-market risks	0.4	0.4	0.4	0.4	0.8	0.8
Risk discount rate	14.8	10.5	6.2	7.1	6.2	6.3

10. EEV assumptions continued

At 31 December 2006

Contribution from new business	**UK %**	**International Sterling %**	**International Euro %**
Risk-free rate	**4.6**	**4.6**	**4.1**
Market risks	**2.2**	**1.1**	**2.1**
Non-market risks	**0.4**	**0.8**	**0.8**
Risk discount rate	**7.2**	**6.5**	**7.0**

At 31 December 2005

Contribution from new business	UK %	International Sterling %	International Euro %
Risk-free rate	4.1	4.1	3.6
Market risks	2.0	1.1	1.9
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.5	6.0	6.3

With-profits and annuity business are subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

10.2 Principal economic assumptions – stochastic

The cost of options and guarantees is determined using The Smith Plus Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the gilt yield curve. Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the FPLP With-Profits Fund. Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

At 31 December 2006

	Term (years)			
Sample implied volatilities by asset class	**5**	**15**	**25**	**35**
15-year risk-free zero coupon bonds	**7.1%**	**4.7%**	**4.6%**	**5.1%**
15-year corporate bonds	**9.4%**	**8.6%**	**8.3%**	**8.8%**
Equity	**17.1%**	**18.2%**	**19.6%**	**20.8%**
Property	**15.1%**	**16.4%**	**17.9%**	**19.0%**

At 31 December 2005

	Term (years)			
Sample implied volatilities by asset class	5	15	25	35
15-year risk-free zero coupon bonds	8.7%	5.0%	4.4%	5.0%
15-year corporate bonds	9.8%	7.9%	7.7%	7.6%
Equity	17.7%	19.8%	21.6%	21.7%
Property	14.9%	17.2%	19.2%	19.3%

The volatility represents the variation of return around the average for the particular asset class.

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

10. EEV assumptions continued

10.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's recent experience.

11. Life & Pensions EEV sensitivity analysis

The table below shows the sensitivity of the embedded value and the contribution from new business to changes in assumptions for 2006. For each sensitivity other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them.

The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities.

	Notes	Change in embedded value £m	Change in new business contribution £m
1% increase in risk discount rates	(i)	(168)	(37)
1% increase in equity and property expected returns	(ii)	-	-
1% reduction in risk-free rates, with corresponding change in fixed-interest asset values		112	7
10% reduction in market values of equity and property assets (for embedded value)	(iii)	(138)	-
£100m reduction in capital requirements (for embedded value)	(iv)	(8)	-
50% increase in capital requirements (for new business contribution)		-	(3)
10% reduction in expenses		48	9
10% reduction in lapses		59	18
5% reduction in annuitant mortality		(47)	(2)
5% reduction in mortality and morbidity (excluding annuities)		27	5

(i) Although not directly relevant under a market-consistent valuation where the risk discount rate is a derived disclosure only, this shows the impact of a change in the average derived risk discount rate, to enable adjustments to be made to reflect differing views of risk.

(ii) As a market-consistent approach is used, equity and property expected returns only affect the derived risk discount rates and not the embedded value or contribution to profits from new business.

(iii) The movement in embedded value comprises a £45m decrease in shareholders' invested net assets and a £93m reduction in the value of in-force Life & Pensions business.

(iv) Required capital is set at the greater of regulatory capital and economic capital. In aggregate the economic capital requirements are higher than the regulatory requirement by approximately £200m.

Parent company balance sheet

At 31 December 2006

	Notes	2006 £m	2005 £m
Fixed assets investments			
Investments in Group undertakings	2	**4,746**	4,554
Other financial assets		**88**	281
		4,834	4,835
Current assets			
Amounts owed by Group undertakings		**2**	2
Other debtors		**23**	19
Total debtors		**25**	21
Cash at bank		**180**	27
		205	48
Creditors: amounts falling due within one year			
Convertible bonds	3	**(283)**	-
Loan notes	3	**(18)**	-
Amounts owed to Group undertakings		**(17)**	(12)
		(318)	(12)
Net current (liabilities)/assets		**(113)**	36
Total assets less current liabilities		**4,721**	4,871
Creditors: amounts falling due after more than one year			
Convertible bonds	3	**-**	(276)
Provisions	4	**(84)**	(155)
Total creditors falling due after more than one year		**(84)**	(431)
Total assets less liabilities		**4,637**	4,440
Capital and reserves			
Called-up share capital	5	**214**	214
Share premium	5	**2,051**	2,038
Other equity	6	**810**	810
Revaluation reserve	7	**1,266**	1,070
Retained earnings	7	**296**	308
Equity shareholders' funds		**4,637**	4,440

The financial statements were authorised for issue by the Board of directors on 19 March 2007.

Sir Adrian Montague
Chairman

Philip Moore
Group Chief Executive

Jim Smart
Group Finance Director

Notes to the parent company accounts

1. Accounting policies

1.1 Basis of preparation

Friends Provident plc (the Company) is a limited liability company, incorporated in the UK, whose shares are publicly traded.

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of investments as set out in note 1.2.3.

The Company has continued to present individual financial statements prepared on a UK Generally Accepted Accounting Practice basis as permitted by section 226(A) and Schedule 4 to the Companies Act 1985 of adopting the exemption of omitting the profit and loss account as permitted by section 230 of that Act.

All accounting policies have been reviewed for appropriateness in accordance with Financial Reporting Standards.

In accordance with FRS 1, the Company is exempt from the requirement to prepare a cash flow statement on the grounds that this is provided in its consolidated financial statements.

1.2 Significant accounting policies

1.2.1 Investment return

Investment return excludes revaluation of group investments, and includes dividends, interest, rents, gains and losses on the realisation of assets and unrealised gains and losses. Such income includes any withholding tax but excludes other tax credits, such as attributable tax credits. Income from fixed-interest securities together with interest, rents, and associated expenses are accounted for in the period in which they accrue. Dividends are included in the profit and loss account when the securities are listed as ex-dividend. Realised gains or losses on investments are calculated as the difference between the net sale proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of disposals in the current period.

1.2.2 Taxation

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, the movement in deferred tax and adjustments to prior periods' tax.

1.2.3 Valuation of investments

Investments are shown in the balance sheet as follows:

(i) Unlisted investments are valued by the directors, having regard to their likely realisable value.
(ii) Listed and other quoted investments, including those in participating interests, are carried at bid value at the balance sheet date.
(iii) Shares in Group undertakings are stated at current value. Revaluation gains and temporary diminutions in value are recognised as a transfer to the revaluation reserve. Revaluation losses, and their reversal, are recognised in the profit and loss account.

1.2.4 Share based payments

The Company operates share based payment schemes for employees of the Group, depending on eligibility. The fair value of these equity-settled share based payments is measured at the grant date, and the cost is borne by the subsidiary companies. The fair value is added to the cost of the Company's investments in its subsidiary undertakings and a corresponding credit is made to reserves.

1.2.5 Interest-bearing loans and borrowings

Borrowings are recognised initially at cost, being the fair value of the consideration received, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss account over the period of the borrowings, using the effective interest method.

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Compound financial instruments are split and recorded respectively within each of its two components, equity and liability. Transaction costs that relate to the issue of a compound financial instrument are also allocated to the equity and liability components in proportion to the allocation of proceeds. The equity components of the convertible notes are calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognised and included in shareholders' equity, net of tax effects. The fair value of the liability component is recorded on an amortised cost basis until extinguished on conversion or maturity of the bonds.

The interest expense recognised in the profit and loss account under interest payable is calculated using the effective interest rate method.

1. Accounting policies continued

1.2.6 Deferred taxation

Provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account, as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise, and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses.

1.2.7 Foreign currencies

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling at the date on which the transaction occurs. All resulting exchange gains and losses are included within the part of the profit and loss account in which the underlying transaction is reported.

2. Investments in Group undertakings

	Subsidiary undertakings £m	Loans to Group undertakings £m	Total investments £m
Current value			
At 1 January 2006	4,249	305	4,554
Additions	8	-	8
Adjustment to consideration	(12)	-	(12)
Revaluations	196	-	196
At 31 December 2006	**4,441**	**305**	**4,746**
Cost			
At 1 January 2006	3,180	305	3,485
Additions	8	-	8
Adjustment to consideration	(12)	-	(12)
At 31 December 2006	**3,176**	**305**	**3,481**

Additions include £4m investment in F&C and £4m in share based payment transactions with Friends Provident Management Services Limited. The adjustment to consideration is a £12m reduction in the cost of Lombard in respect of future consideration (see note 4).

The principal subsidiary undertakings of the Company as at 31 December 2006 are set out in note 19 to the Group's consolidated financial statements. A list of all subsidiary undertakings is filed at UK Companies House with the Company's Annual Return.

3. Convertible bonds and loan notes

The convertible bonds are carried at £283m (2005: £276m).

Details of the convertible bonds are set out in note 32 to the Group's consolidated financial statements.

The loan notes were issued as part consideration for Lombard (see note 41(a) to the Group's consolidated financial statements).

4. Provisions

	Future consideration for Lombard £m	Share entitlements £m	Total £m
At 1 January 2005	-	10	10
Acquisition for the year	146	-	146
Utilised in the year	-	(1)	(1)
At 31 December 2005	146	9	155
Adjustment to consideration	(12)	-	(12)
Utilised in the year	(59)	-	(59)
At 31 December 2006	**75**	**9**	**84**

Future consideration for Lombard includes future earn-out payments (see note 41(a) to the Group's consolidated financial statements).

The share entitlement provision represents expected future claims on share entitlements not claimed following demutualisation.

Total creditors amounts to £402m (2005: £443m).

5. Share capital and share premium

Details of the Company's share capital and share premium are set out in note 37 to the Group's consolidated financial statements.

6. Other equity

	2003 STICS £m	2005 STICS £m	Total £m
At 1 January 2006	299	511	810
Interest due on STICS	21	31	52
Interest paid on STICS	(21)	(31)	(52)
At 31 December 2006	**299**	**511**	**810**

Other equity consists of Step-up Tier one Insurance Capital Securities (STICS) of £810m (2005: £810m) that were issued in 2003 and 2005. Details of the Company's STICS are set out in note 39 to the Group's consolidated financial statements.

7. Reserves

	Revaluation reserve £m	Retained earnings £m
At 1 January 2006	1,070	308
Profit for the financial year	-	240
Dividend	-	(164)
Share based payments	-	4
Revaluation of investments	104	-
Transfer	92	(92)
At 31 December 2006	**1,266**	**296**

In accordance with the Companies Act 1985, the directors have considered the valuation of all fixed assets and are satisfied that the aggregate value of all assets is not less than the book value as stated in the Company's balance sheet on page 185. Therefore, in accordance with the Companies Act 1985 section 275, certain losses on fixed assets have been treated as unrealised losses. In order to reflect this, a transfer of £92m has been made to the revaluation reserve from the profit and loss account. In 2005, a transfer of £203m was made to the profit and loss account. Transfers to the revaluation reserve include an £80m increase in the current value of F&C Asset Management plc.

Included within retained earnings are distributable reserves of £234m (2005: £249m).

8. Directors and employees

The Company does not directly employ any staff. The directors and employees who provide services to the Company are employed by, and receive their remuneration from Friends Provident Management Services Limited (FPMS), a Group undertaking. Included within the management recharges from FPMS for 2006 is an allowance for directors' and employees' emoluments in respect of their services to the Company. Full details of directors' emoluments are contained in the Remuneration Report of the Board, set out on page 63 to the Group's consolidated financial statements.

9. Auditor's remuneration

Auditor's remuneration, exclusive of VAT, for audit services for the year was £305,000 (2005: £262,000).

10. Related party transactions

The Company is exempt from the requirements of FRS 8, concerning the disclosure of transactions with other companies that qualify as related parties within the Group, as the Company's financial statements are presented together with the Group's consolidated financial statements. Details of key management transactions are set out in note 44 to the Group's consolidated financial statements.

11. Guarantees

The Company has given a guarantee to its subsidiary undertaking, Friends Provident Management Services Limited, for at least 12 months from the date of approval of its financial statements.

Abbreviations and definitions

Abbreviations

ABI	Association of British Insurers
ABS	Annual Bonus Scheme
AGM	Annual General Meeting
ALM	Asset Liability Management
DPF	Discretionary Participation Features
EEV	European Embedded Value
EPS	Earnings Per Share
ESOS	Executive Share Option Scheme
F&C	F&C Asset Management plc
FFA	Fund for Future Appropriations
FPI	Friends Provident International
FPLA	Friends Provident Life Assurance Limited
FPLP	Friends Provident Life and Pensions Limited
FPMS	Friends Provident Management Services Limited
FPP	Friends Provident Pensions Limited
FPPS	Friends Provident Pension Scheme
FRC	Financial Risk Committee
FRS	Financial Reporting Standard
FSA	Financial Services Authority
GAAP	Generally Accepted Accounting Practice
HMRC	HM Revenue and Customs
HNWI	High Net Worth Individual
IAS	International Accounting Standard
IFA	Independent Financial Adviser
IFRS	International Financial Reporting Standard
IRR	Internal Rate of Return
LDI	Liability Driven Investment
LIBOR	London Interbank Offered Rate
LTIP	Long Term Incentive Plan
LTRP	Long Term Remuneration Plan
OLAB	Overseas Life Assurance Business
ORC	Operational Risk Committee
PPFM	Principles and Practices of Financial Management
RoEV	Return on Embedded Value
PVIF	Present Value of In-Force
PVNBP	Present Value of New Business Premiums
RBS	Realistic Balance Sheet
RCM	Risk Capital Margin
RPI	Retail Prices Index
STICS	Step-up Tier one Insurance Capital Securities
TSR	Total Shareholder Return

Definitions

EEV underlying profit is based on expected investment return and excludes: (i) amortisation and impairment of Asset Management acquired intangible assets (ii) effect of economic assumption changes (iii) non-recurring items; and is stated after deducting interest payable on STICS.

IFRS underlying profit is based on longer-term investment return and excludes: (i) policyholder tax (ii) returns attributable to minority interests in policyholder funds (iii) non-recurring items (iv) amortisation and impairment of acquired intangible assets and present value of acquired in-force business; and is stated after deducting interest payable on STICS.

Present Value of New Business Premiums (PVNBP) represents new single premiums plus the expected present value of new business regular premiums.

Internal Rate of Return (IRR) is equivalent to the discount rate at which the present value of the after tax cash flows expected to be earned over the lifetime of the business written is equal to the capital invested to support the writing of the business. All assumptions and expenses in the calculation of IRR are consistent with those used for calculating the contribution from new business.

Payback Period is the time at which the value of the expected cash flows, after tax, is sufficient to have recouped the capital invested to support the writing of the business. The cash flows are discounted at the appropriate risk-discount rate, and calculated on the same assumptions and expense basis as those used for the contribution from new business.

Margins are defined as the pre-tax contribution from new business generated by each product type, divided by the new business volume for that product. Contribution is calculated using economic assumptions at the beginning of the period, and is quoted after the cost of required capital, share based payments and including an apportionment of fixed acquisition expenses across products.

Shareholder Information

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6DA

Telephone:
08706 094534 (UK)
+44 121 415 7109 (overseas)
(Monday to Friday 8.30am to 5.30pm)

Website: www.shareview.co.uk

Shareholder enquiries

You should contact the Registrar if you:

- have any questions regarding your shareholding
- have any questions regarding your dividend payments
- wish to participate in the dividend re-investment plan
- have lost your Share Account Statement or share certificate
- have changed your name or address
- wish to transfer your shares into someone else's name or joint names

The Registrar offers the following share dealing services

By post:
If dealing by post, you will need to complete a form and send it to the Registrar rather than just instruct them in writing of your request. The form is available on our website www.friendsprovident.com/investor or can be requested from the postal sharedealing helpline on 08706 060302

By telephone:
Call Shareview Dealing, a telephone dealing service provided by the Registrar, on 08453 002946

(Monday to Friday 8.00am to 6.00pm)

Please have your Shareholder Account Number to hand

By internet:
Shareview Dealing is also available online at www.friendsprovident.com/shareholderservices

Please have your Shareholder Account Number to hand

Latest share price information
www.friendsprovident.com/shareprice

Dividend Re-investment Plan (DRIP)
From the 2006 final dividend payment, through DRIP, you can use your dividends to buy shares in Friends Provident plc. In order to participate in DRIP in time for the 2006 final dividend payment, Lloyds TSB Registrars must receive your instruction no later than 25 April 2007. For future dividends, your instruction must be received 15 working days before the relevant dividend payment date. Before making a decision to join DRIP, you should first read the terms and conditions that were sent to shareholders with the interim dividend mailing in November 2006. To join, simply call Lloyds TSB Registrars on the number provided above. The terms and conditions are also available to download and view at www.friendsprovident.com/dividends

Important dates

Shares go ex dividend	11 April 2007
Record date	13 April 2007
Annual General Meeting	24 May 2007
Payment date of 2006 final dividend	29 May 2007

Cautionary statement
Certain statements contained in this document constitute 'forward-looking statements'.
Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this document and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

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Friends Provident plc
Pixham End
Dorking, Surrey
England RH4 1QA
Tel: 0870 608 3678

Registered Number: 4113107

ENDS PROVIDENT